         As filed with the Securities and Exchange Commission on January 2, 2002

                                                      Registration No. 333-_____


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

         FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
              OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT A
                           (Exact name of Registrant)

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               (Name of Depositor)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)

                               James D. Gallagher
                          Secretary and General Counsel
                The Manufacturers Life Insurance Company (U.S.A.)
                                73 Tremont Street
                                Boston, MA 02108
                     (Name and Address of Agent for Service)

                                    Copy to:
                              J. Sumner Jones, Esq.
                              Jones & Blouch L.L.P.
                        1025 Thomas Jefferson Street, NW
                              Washington, DC 20007


Title of Securities Being Registered:  Variable Life Insurance Contracts

Approximate date of commencement of proposed public offering: As soon after the effective date of this registration statement as is practicable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

2


                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT A
                       Registration Statement on Form S-6

                              Cross-Reference Sheet

Form
N-8B-2
Item No.       Caption in Prospectus / (*** Caption in Prospectus Supplement)

1    -   Cover Page; General Information About Manufacturers Life of America,
         Separate Account Three, and NASL Series Trust (Manufacturers Life of America's Separate Account Three); (***General Information About Manulife USA, The Separate Accounts and the Trust)

2    -   Cover Page; General Information About Manufacturers Life of
         America, Separate Account Three, and NASL Series Trust (Manufacturers Life Of America And Manufacturers Life); (***General Information About Manulife USA, The Separate Accounts and the Trust)

3    -   *

4    -   Miscellaneous Matters (Distribution of the Policy); (***Other
         Information - Distribution of the Policies)

5    -   General Information About Manufacturers Life Of America, Separate
         Account Three, and NASL Series Trust (Manufacturers Life of America's Separate Account Three); (***General Information About Manulife USA, The Separate Accounts and the Trust)

6    -   General Information About Manufacturers Life of America, Separate
         Account Three, and NASL Series Trust (Manufacturers Life of America's Separate Account Three); (***General Information About Manulife USA, The Separate Accounts and the Trust)

7    -   *
8    -   *

9    -   Miscellaneous Matters (Pending Litigation); (***Other Information -
         Litigation)

10   -   Detailed Information About The Policies

11   -   General Information About Manufacturers Life Of America, Separate
         Account Three, and NASL Series Trust (NASL Series Trust); (***General Information About Manulife USA, The Separate Accounts and the Trust)

12   -   General Information About Manufacturers Life Of America, Separate
         Account Three, and NASL Series Trust (NASL Series Trust) ); (***General Information About Manulife USA, The Separate Accounts and the Trust)

13   -   Detailed Information About The Policies (Charges and Deductions);
         (***Investment Management Fees and Expenses)

14   -   Detailed Information About the Policies (Premium Provisions -Policy
         Issue and Initial Premium); Miscellaneous Matters (Responsibilities Assumed By Manufacturers Life); (***Other Information -
         Responsibilities of Manufacturers Life)

15   -   Detailed Information About The Policies (Premium Provisions -- Policy
         Issue and Initial Premium)

16   -   **

17   -   Detailed Information About The Policies (Policy Values - Partial
         Withdrawals and Surrenders); Other Provisions -- Payment of Proceeds)

----------

 *   Omitted since answer is negative or item is not applicable.
 **  Omitted.

Form
N-8B-2
Item No.         Caption in Prospectus / (*** Caption in Prospectus Supplement)

18   -   General Information About Manufacturers Life Of America, Separate
         Account Three, and NASL Series Trust; (***General Information About Manulife USA, The Separate Accounts and the Trust)

19   -   Detailed Information About The Policies (Other Provisions - Reports To
         Policyowners); Miscellaneous Matters (Responsibilities Assumed By Manufacturers Life); (***Other Information - Responsibilities of Manufacturers Life)

20   -   *

21   -   Detailed Information About The Policies

22   -   *

23   -   **

24   -   Detailed Information About the Policies (Other General Policy
         Provisions)

25   -   General Information About Manufacturers Life Of America, Separate
         Account Three, and NASL Series Trust (Manufacturers Life Of America And Manufacturers Life); (***General Information About Manulife USA, The Separate Accounts and the Trust)

26   -   *

27   -   **

28   -   Miscellaneous Matters (The Directors And Officers Of Manufacturers Life
         Of America); (***Other Information - Officers and Directors of Manulife
         USA)

29   -   General Information About Manufacturers Life Of America, Separate
         Account Three, and NASL Series Trust (Manufacturers Life Of America And Manufacturers Life); (***General Information About Manulife USA, The Separate Accounts and the Trust)

30   -   *

31   -   *

32   -   *

33   -   *

34   -   *

35   -   **

36   -   *

37   -   *

38   -   Miscellaneous Matters (Distribution of the Policy; Responsibilities
         Assumed By Manufacturers Life); (***Other Information -- Distribution of the Policies; Other Information -- Responsibilities of Manufacturers
         Life)

39   -   Miscellaneous Matters (Distribution of the Policy); (***Other
         Information -- Distribution of the Policies)

40   -   *

41   -   **

42   -   *

43   -   *

44   -   Detailed Information About The Policies (Policy Values - PolicyValue)

45   -   *

46   -   Detailed Information About The Policies (Policy Values - Partial
         Withdrawals and Surrenders; Other Provisions -- Payment of Proceeds)

Form
N-8B-2
Item No.          Caption in Prospectus / (*** Caption in Prospectus Supplement)

47   -   General Information About Manufacturers Life Of America, Separate
         Account Three, and NASL Series Trust (NASL Series Trust); (***General Information About Manulife USA, The Separate Accounts and the Trust)

48   -   *

49   -   *

50   -   General Information About Manufacturers Life Of America, Separate
         Account Three, and NASL Series Trust (Manufacturers Life Of America's Separate Account Three); (***General Information About Manulife USA, The Separate Accounts and the Trust)

51   -   Detailed Information About The Policies

52   -   Detailed Information About The Policies (Miscellaneous  Matters --
         Portfolio Share Substitution)

53   -   **

54   -   *

55   -   *

56   -   *

57   -   *

58   -   *

59   -    Financial Statements


----------

*   Omitted since answer is negative or item is not applicable.
**  Omitted.

                                     PART I
                                   PROSPECTUS

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT A
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT N
                                       OF
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 78304




                                   SUPPLEMENT
                            DATED JANUARY 2, 2002 TO:

             PROSPECTUS FOR THE MANUFACTURERS LIFE INSURANCE COMPANY
               OF AMERICA SEPARATE ACCOUNT THREE DATED MAY 1, 1999 FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE CONTRACTS
                                  (VENTURE VUL)

             PROSPECTUS FOR THE MANUFACTURERS LIFE INSURANCE COMPANY
               OF AMERICA SEPARATE ACCOUNT THREE DATED MAY 1, 1998
         FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE CONTRACTS
                                 (VENTURE SVUL)

             PROSPECTUS FOR THE MANUFACTURERS LIFE INSURANCE COMPANY
               OF AMERICA SEPARATE ACCOUNT FOUR DATED MAY 1, 1998
               FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE CONTRACTS
                               (VENTURE COLI VUL)


         This supplement updates certain information in the attached prospectus which you received for the variable life insurance policy (the "Policy") you purchased from The Manufacturers Life Insurance Company of America ("ManAmerica"). This supplement, together with the prospectus described above, constitutes the current prospectus ("Prospectus") for such Policy. The Policies are no longer being offered for sale, but policyowners may continue to make purchase payments under the Policies, make withdrawals from the separate accounts in which the Policies are funded, and transfer amounts among the sub-accounts available under the Policies.


                 THE DATE OF THIS PROSPECTUS IS JANUARY 2, 2002.

TABLE OF CONTENTS

                                                                      PAGE
      Change in Depositor for the Separate Accounts.................    2
      Investment Management Fees and Expenses.......................    2
      General Information about Manulife USA, the Separate
      Accounts and the Trust........................................    6
      Investment Options and Subadvisers............................    7
      Other Information.............................................   13
      Illustrations.................................................   16
      Independent Auditors..........................................   16
      Financial Statements..........................................   16

CHANGE IN DEPOSITOR FOR THE SEPARATE ACCOUNTS

Effective January 1, 2002, ManAmerica transferred substantially all of its assets and liabilities to The Manufacturers Life Insurance Company (U.S.A.) ("Manulife USA", the "Company", "we" or "us"). As a result of the transfer, each of the separate accounts of ManAmerica named below has been renamed as the corresponding separate account of Manulife USA indicated below (the "Separate Accounts"). In addition, Manulife USA became the depositor for each of the Separate Accounts and the co-issuer with each Separate Account of the Policies funded through that Separate Account.

Former Separate Account                                              Corresponding New Separate
of ManAmerica                                       Policies         Account of Manulife USA
-------------                                       --------         -----------------------
The Manufacturers Life Insurance Company           Venture VUL       The Manufacturers Life Insurance
of  America Separate Account Three                Venture SVUL       Company (U.S.A.) Separate Account A

The Manufacturers Life Insurance Company      Venture COLI VUL       The Manufacturers Life Insurance
of  America Separate Account Four                                    Company (U.S.A.) Separate Account N

         Except for the succession of Manulife USA to the role of depositor for each of the Separate Accounts and to the liabilities and obligations arising under the Policies, and the change in the name of each of the Separate Accounts as set forth above, the merger and the transfer did not affect the Separate Accounts or any provisions of, any rights and obligations under, or any of your allocations among investment options under, the Policies.


INVESTMENT MANAGEMENT FEES AND EXPENSES
(Supplements information in the Prospectus under the captions "Introduction to Policy - Charges and Deductions," "Summary of Policy -- Charges and Deductions" or similar captions)

         Each sub-account of the Separate Accounts purchases shares of one of the separate investment portfolios ("Portfolios") of Manufacturers Investment Trust (the "Trust") at net asset value. The net asset value of those shares reflects investment management fees and certain expenses of the Portfolios. The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses below. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

TABLE OF INVESTMENT MANAGEMENT FEES AND EXPENSES

TRUST ANNUAL EXPENSES (CLASS A SHARES)

(as a percentage of Trust average net assets for the fiscal year ended December 31, 2000)(I)

                                                                                      TOTAL TRUST
                                                   CLASS A       OTHER EXPENSES     ANNUAL EXPENSES
                                   MANAGEMENT     RULE 12b-1    (BEFORE EXPENSE     (BEFORE EXPENSE
   TRUST PORTFOLIO                    FEES           FEES        REIMBURSEMENT)      REIMBURSEMENT)
---------------------------------------------------------------------------------------------------
   Internet Technologies......       1.000%         0.150%            0.130%             1.280%(B)
   Pacific Rim Emerging Markets      0.700%         0.150%            0.180%             1.030%
   Telecommunications.........       0.950%         0.150%            0.130%             1.230%(A)
   Science & Technology.......       0.916%(F)      0.150%            0.050%             1.116%
   International Small Cap....       0.914%         0.150%            0.440%             1.504%
   Health Sciences............       0.950%(F)      0.150%            0.130%             1.230%(A)
   Aggressive Growth..........       0.850%         0.150%            0.070%             1.070%
   Emerging Small Company.....       0.896%         0.150%            0.050%             1.096%
   Small Company Blend........       0.900%         0.150%            0.140%             1.190%
   Dynamic Growth.............       0.850%         0.150%            0.070%             1.070%(B)
   Mid Cap Growth.............       0.850%         0.150%            0.280%             1.280%(A)
   Mid Cap Opportunities......       0.850%         0.150%            0.230%             1.230%(A)
   Mid Cap Stock..............       0.775%         0.150%            0.075%             1.000%
   All Cap Growth.............       0.778%         0.150%            0.050%             0.978%
   Financial Services.........       0.800%         0.150%            0.090%             1.040%(A)
   Overseas...................       0.800%         0.150%            0.200%             1.150%
   International Stock........       0.850%(F)      0.150%            0.190%             1.190%
   International Value........       0.850%         0.150%            0.180%             1.180%
   Capital Appreciation.......       0.750%         0.150%            0.700%(H)          1.600%(H)
   Strategic Opportunities ...       0.700%         0.150%            0.050%             0.900%
   Quantitative Mid Cap.......       0.650%         0.150%            0.070%             0.870%(A)
   Global Equity..............       0.750%         0.150%            0.120%             1.020%
   Strategic Growth...........       0.750%         0.150%            0.120%             1.020%(A)
   Growth.....................       0.683%         0.150%            0.050%             0.883%
   Large Cap Growth...........       0.750%         0.150%            0.065%             0.965%
   All Cap Value..............       0.800%         0.150%            0.140%             1.090%(A)
   Capital Opportunities......       0.750%         0.150%            0.160%             1.060%(A)
   Quantitative Equity........       0.596%         0.150%            0.050%             0.796%
   Blue Chip Growth...........       0.713%(F)      0.150%            0.045%             0.908%
   Utilities..................       0.750%         0.150%            0.270%             1.170%(A)
   Real Estate Securities.....       0.647%(A)      0.150%            0.060%             0.857%
   Small Company Value........       0.900%(F)      0.150%            0.190%             1.240%
   Mid Cap Value..............       0.800%         0.150%            0.160%             1.110%(A)
   Value......................       0.650%         0.150%            0.060%             0.860%
   Tactical Allocation........       0.750%         0.150%            0.430%             1.330%(E)
   Equity Index(I)............       0.250%         0.000%            0.150%             0.400%
   Fundamental Value..........       0.800%         0.150%            0.130%             1.080%(A)
   Growth & Income............       0.524%         0.150%            0.040%             0.714%
   U.S. Large Cap Value.......       0.725%         0.150%            0.055%             0.930%
   Equity-Income..............       0.725%(F)      0.150%            0.065%             0.940%
   Income & Value.............       0.650%         0.150%            0.060%             0.860%
   Balanced...................       0.554%(A)      0.150%            0.060%             0.764%
   High Yield.................       0.625%         0.150%            0.065%             0.840%
   Strategic Bond.............       0.625%         0.150%            0.095%             0.870%

                    Between $750 million and $1.5 billion                  2.50%
                    Between $1.5 billion and $3.0 billion                  3.75%
                    Over $3.0 billion                                      5.00%


          The fee reductions are applied to the advisory fees of each of the six portfolios. This voluntary fee waiver may be terminated at any time by the adviser. As of September 30, 2001, the combined asset level for all six portfolios was approximately $3.396 billion resulting in a fee reduction of 3.408%. There is no guarantee that the combined asset level will remain at this amount. If the combined asset level were to decrease to a lower breakpoint, the fee reduction would decrease as well.


     (G) MSS has voluntarily agreed to pay expenses of each Index Trust (excluding the advisory fee) that exceed the following amounts: 0.050% in the case of the International Index Trust and 500 Index Trust and 0.075% in the case of the Small Cap Index Trust, the Mid Cap Index Trust and Total Stock Market Index Trust. With such expense reimbursement in effect, "Other Expenses" and "Total Trust Annual Expenses" for the fiscal year ended December 31, 2000 were 0.050% and 0.600%, respectively, for the International Index Trust, 0.075% and 0.600%, respectively, for the Small Cap Index Trust, 0.075% and 0.600%, respectively, for the Mid Cap Index Trust and 0.075% and 0.600%, respectively, for the Total Stock Market Index Trust. It is estimated that the expense reimbursement will not be effective during the year ending December 31, 2001 for the 500 Index Trust. The expense reimbursement may be terminated at any time by MSS.

     (H) Annualized -- For period November 1, 2000 (commencement of operations) to December 31, 2000. For all portfolios except the Lifestyle Trusts, the Adviser reduces its advisory fee or reimburses the portfolio if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the portfolio's business) exceeds certain annual rates. In the case of the Capital Appreciation Trust, the Adviser reimbursed the portfolio for certain expenses for the year ended December 31, 2000. As a result of such expense reimbursement, "Other Expenses" and "Total Trust Annual Expenses" were 0.500% and 1.400%, respectively. These voluntary expense reimbursements may be terminated at any time.

     (I) The Liquidity Index Trust is available only for Policies issued for applications dated prior to May 1, 2000.

     (J) Effective January 1, 2002, the Trust implemented a Class A Rule 12b-1 plan while simultaneously reducing its advisory fees and implementing advisory fee breakpoints. The Trust Annual Expense chart reflects these changes.

Global Bond                      0.600%       0.150%       0.200%       0.950%
Total Return                     0.600%       0.150%       0.065%       0.815%
Investment Quality Bond          0.500%       0.150%       0.080%       0.730%
Diversified Bond                 0.600%       0.150%       0.060%       0.810%
U.S. Government Securities       0.550%       0.150%       0.070%       0.770%
Money Market                     0.350%       0.150%       0.040%       0.540%
Small Cap Index                  0.375%       0.150%       0.125%       0.650%(A)
International Index              0.400%       0.150%       0.100%       0.650%(B)
Mid Cap Index                    0.375%       0.150%       0.165%       0.690%(B)
Total Stock Market Index         0.375%       0.150%       0.095%       0.620%(B)
500 Index                        0.375%       0.150%       0.025%       0.550%(B)
Lifestyle Aggressive 1000        0.070%       0.000%       1.063%       1.133%(C)
Lifestyle Growth 820             0.055%       0.000%       0.976%       1.031%(C)
Lifestyle Balanced 640           0.055%       0.000%       0.902%       0.957%(C)
Lifestyle Moderate 460           0.064%       0.000%       0.851%       0.915%(C)
Lifestyle Conservative 280       0.075%       0.000%       0.816%       0.891%(C)

(A)  Based on estimates to be made during the current fiscal year.

(B)  Reflects expenses of the Underlying Portfolios.

(C) The investment advisor to the Trust, Manufacturers Securities Services, LLC ("MSS" or the "Adviser") has voluntarily agreed to pay certain expenses of each Lifestyle Trust as noted below. (For purposes of the expense reimbursement, total expenses of a Lifestyle Trust includes the advisory fee but excludes (a) the expenses of the Underlying Portfolios, (b) taxes,
     (c) portfolio brokerage, (d) interest, (e) litigation and (f) indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business.)

     If total expenses of a Lifestyle Trust (absent reimbursement) exceed 0.075%, the Adviser will reduce the advisory fee or reimburse expenses of that Lifestyle Trust by an amount such that total expenses of the Lifestyle Trust equal 0.075%. If the total expenses of the Lifestyle Trust (absent reimbursement) are equal to or less than 0.075%, then no expenses will be reimbursed by the Adviser.

     This voluntary expense reimbursement may be terminated at any time. With such expense reimbursement in effect for the fiscal year ended December 31, 2000, Total Trust Annual Expenses were reduced as set forth in the chart below:

                                                                        TOTAL TRUST
                              MANAGEMENT        RULE         OTHER        ANNUAL
TRUST PORTFOLIO                  FEES        12b-1 FEES     EXPENSES     EXPENSES
---------------               ----------     ----------     --------    -----------
Lifestyle Aggressive 1000       0.070%         0.000%        1.038%        1.108%
Lifestyle Growth 820            0.055%         0.000%        0.966%        1.021%
Lifestyle Balanced 640          0.055%         0.000%        0.892%        0.947%
Lifestyle Moderate 460          0.064%         0.000%        0.826%        0.890%
Lifestyle Conservative 280      0.075%         0.000%        0.784%        0.859%

(D) Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must bear its own expenses. However, the Adviser is currently paying certain of these expenses as described in footnote (C) above.

(E) Annualized - For the period May 1, 2000 (commencement of operations) to December 31, 2000.

(F) Effective June 1, 2000, the Adviser voluntarily agreed to waive a portion of its advisory fee for the Science & Technology Trust, Health Sciences Trust, Small Company Value Trust, the Blue Chip Growth Trust, the Equity-Income Trust and the International Stock Trust. Once the combined assets exceed specified amounts, the fee reduction is increased. The percentage fee reduction for each asset level is as follows:

                                                  FEE REDUCTION
         COMBINED ASSET LEVELS         (AS A PERCENTAGE OF THE ADVISORY FEE)

         First $750 million                            0.00%

GENERAL INFORMATION ABOUT MANULIFE USA, THE SEPARATE ACCOUNTS AND THE TRUST (Replaces information in the Prospectus under a similar caption)

MANULIFE USA

      Manulife USA is a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and re-domesticated under the laws of Michigan. We are a licensed life insurance company in the District of Columbia and all states of the United States except New York and have our home office located at 38500 Woodward Avenue, Bloomfield Hills, Michigan 48304. Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company ("Manufacturers Life") and its subsidiaries, collectively known as Manulife Financial. Manufacturers Life is one of the largest life insurance companies in North America and ranks among the 60 largest life insurers in the world as measured by assets. However, neither Manufacturers Life nor any of its affiliated companies guarantees the investment performance of the Separate Accounts.

RATINGS

      Manufacturers Life and Manulife USA have received the following ratings from independent rating agencies:

      Standard and Poor's Insurance Ratings Service:       AA+ (for financial strength)
      A.M. Best Company:                                   A++ (for financial strength)
      Fitch:                                               AAA (for insurer financial strength)
      Moody's Investors Service, Inc.:                     Aa2 (for financial strength)

      These ratings, which are current as of the date of this Prospectus and are subject to change, are assigned to Manulife USA as a measure of the Company's ability to honor the death benefit but not specifically to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio.

THE SEPARATE ACCOUNTS

      The Manufacturers Life Insurance Company (U.S.A.) Separate Account A, formerly The Manufacturers Life Insurance Company of America Separate Account Three, was established by ManAmerica on August 22, 1986 as a separate account under Pennsylvania law. Since December 9, 1992, it has been operated under Michigan law. On January 1, 2002, as a result of the transfer of substantially all of the assets and liabilities of ManAmerica to Manulife USA, as described above, Manulife USA became the owner of substantially all of ManAmerica's assets, including all the assets of this Separate Account, and assumed substantially all of ManAmerica's obligations, including all those under the Policies funded through this Separate Account. This Separate Account is currently used only to support variable life insurance policies.

      The Manufacturers Life Insurance Company (U.S.A.) Separate Account N, formerly The Manufacturers Life Insurance Company of America Separate Account Four, was established by ManAmerica on March 17, 1987 as a separate account under Pennsylvania law. Since December 9, 1992, it has been operated under Michigan law. On January 1, 2002, as a result of the transfer of substantially all of the assets and liabilities of ManAmerica to Manulife USA, as described above, Manulife USA became the owner of substantially all of ManAmerica's assets, including all the assets of this Separate Account, and assumed substantially all of ManAmerica's obligations, including all those under the Policies funded through this Separate Account. This Separate Account is currently used only to support variable life insurance policies.

      Manulife USA is the legal owner of the assets of each of the Separate Accounts. The income, gains and losses of each of the Separate Accounts, whether or not realized, are, in accordance with the applicable Policies, credited to or charged against that Separate Account without regard to the other income, gains or losses of Manulife USA. Manulife USA will at all times maintain assets in each of the Separate Accounts with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in that Separate Account. These assets may not be charged with liabilities which arise from any other business Manulife USA conducts. However, all obligations under the Policies are general corporate obligations of Manulife USA.

      Each of the Separate Accounts is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 Act, as amended (the "1940 Act"), as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment policies or practices of the Separate Accounts. For state law purposes, each of the Separate Accounts is treated as a part or division of Manulife USA.

THE TRUST

      Premiums under the Policies are allocated, in accordance with the applicable Policy, to one or more of the sub-accounts of the applicable Separate Account. Under certain Policies, premiums may also be allocated to a guaranteed interest account or a fixed account. As stated above, the assets of each sub-account of the Separate Accounts are used to purchase Class A shares of a particular Portfolio of the Trust. The Trust is registered under the 1940 Act as an open-end management investment company.

      The Trust receives investment advisory services from Manufacturers Securities Services, LLC ("MSS"). MSS is a registered investment adviser under the Investment Advisers Act of 1940, as amended. The ultimate parent of MSS is MFC. The Trust also employs subadvisers.

INVESTMENT OPTIONS AND SUBADVISERS

      The Trust currently has twenty-five subadvisers which manage all of the Portfolios. One of the subadvisers is Manufacturers Adviser Corporation ("MAC"), which is an affiliate of ours. The Table of Investment Options and Investment Subadvisers shows the subadvisers that provide investment subadvisory services to the indicated Portfolios.

TABLE OF INVESTMENT OPTIONS AND INVESTMENT SUBADVISERS


SUBADVISER / PORTFOLIO                                  SUBADVISER/ PORTFOLIO
----------------------                                  ---------------------
A I M Capital Management, Inc.                          Manufacturers Adviser Corporation (cont'd)
         All Cap Growth Trust                                    Quantitative Mid Cap Trust
         Aggressive Growth Trust                                 Equity Index Trust
                                                                 Money Market Trust
Brinson Advisors, Inc. (formerly, Mitchell                       Index Trusts
Hutchins Asset Management Inc.)                                  Lifestyle TrustsB
         Tactical Allocation Trust                               Balanced Trust

Capital Guardian Trust Company                          Massachusetts Financial Services Company
         Small Company Blend Trust                               Strategic Growth Trust
         U.S. Large Cap Value Trust                              Capital Opportunities Trust
         Income & Value Trust                                    Utilities Trust
         Diversified Bond Trust
                                                        Miller Anderson & Sherrerd, LLP
Cohen & Steers Capital Management, Inc.                          Value Trust
         Real Estate Securities Trust                            High Yield Trust

Davis Select Advisers, L.P.                             Munder Capital Management
         Financial Services Trust                                Internet Technologies Trust
         Fundamental Value Trust


                                                        Pacific Investment Management Company
The Dreyfus Corporation                                          Global Bond Trust
         All Cap Value Trust                            Putnam Investment Management, L.L.C.
                                                                 Mid Cap Opportunities Trust
Fidelity Management & Research Company                           Global Equity Trust
         Strategic Opportunities TrustA
         Large Cap Growth Trust                         Salomon Brothers Asset Management Inc.
         Overseas Trust                                          U.S. Government Securities Trust
                                                                 Strategic Bond Trust
Founders Asset Management LLC
         International Small Cap Trust                  SSgA Funds Management, Inc.
                                                                 Growth Trust
Franklin Advisers, Inc.                                          Lifestyle TrustsB
         Emerging Small Company Trust
                                                        T. Rowe Price Associates, Inc.
INVESCO Funds Group, Inc.                                        Science & Technology Trust
         Telecommunications Trust                                Small Company Value Trust
         Mid Cap Growth Trust                                    Health Sciences Trust
                                                                 Blue Chip Growth Trust
Janus Capital Corporation                                        Equity-Income Trust
         Dynamic Growth Trust
                                                        T. Rowe Price International, Inc.
Jennison Associates LLC                                          International Stock Trust
         Capital Appreciation Trust
                                                        Templeton Investment Counsel, Inc.
Lord, Abbett & Co.                                               International Value Trust
         Mid Cap Value Trust
                                                        Wellington Management Company, LLP
Manufacturers Adviser Corporation                                Growth & Income Trust
         Pacific Rim Emerging Markets Trust                      Investment Quality Bond Trust
         Quantitative Equity Trust                               Mid Cap Stock Trust

-----------------

(A)   Formerly, the Mid Cap Blend Trust.

(B) SSgA Funds Management, Inc. provides subadvisory consulting services to Manufacturers Adviser Corporation regarding management of the Lifestyle Trusts.

ELIGIBLE PORTFOLIOS OF THE TRUST

      The Portfolios of the Trust which are eligible investment options under the Policies, and the investment objectives and certain policies of these Portfolios, are set forth below.

The INTERNET TECHNOLOGIES TRUST seeks long-term capital appreciation by investing the portfolio's assets primarily in companies engaged in Internet-related business (such businesses also include Intranet-related businesses).

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The TELECOMMUNICATIONS TRUST seeks capital appreciation (with earning income as a secondary objective) by investing, under normal market conditions, primarily in equity securities of companies engaged in the telecommunications sector, that is, in the design, development, manufacture, distribution or sale of communications services and equipment and companies that are involved in supplying equipment or services to such companies.

The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital by investing at least 65% of the portfolio's total assets in common stocks of companies expected to benefit from the development, advancement, and use of science and technology. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The HEALTH SCIENCES TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks of companies engaged in the research, development, production, or distribution of products or services related to health care, medicine, or the life sciences (collectively termed "health sciences").

The AGGRESSIVE GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index ("small cap stocks") at the time of purchase.

The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalizations that approximately match the range of capitalization of the Russell 2000 Index at the time of purchase.

The DYNAMIC GROWTH TRUST seeks long-term growth of capital by investing the portfolio's assets primarily in equity securities selected for their growth potential. Normally at least 50% of its equity assets are invested in medium-sized companies.

The MID CAP GROWTH TRUST seeks capital appreciation by investing primarily in common stocks of mid-sized companies - those with market capitalizations between $2 billion and $15 billion at the time of purchase.

The MID CAP OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, primarily in common stocks and other equity securities of U.S. companies, with a focus on growth stocks of mid size companies.

The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities with significant capital appreciation potential, with emphasis on medium-sized companies.

The ALL CAP GROWTH TRUST seeks long-term capital appreciation by investing the portfolio's asset,s under normal market conditions, principally in common stocks of companies that are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above average, long-term growth in earnings and have excellent prospects for future growth.

The FINANCIAL SERVICES TRUST seeks growth of capital by investing primarily in common stocks of financial companies. During normal market conditions, at least 65% of the portfolio's assets are invested in companies that are principally engaged in financial services. A company is "principally engaged" in financial services if it owns financial services-related assets constituting at least 50% of the value of its total assets, or if at least 50% of its revenues are derived from its provision of financial services.

The OVERSEAS TRUST seeks growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts
(EDRs)). The portfolio expects to invest primarily in equity securities.

The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including emerging markets.

The CAPITAL APPRECIATION TRUST seeks long-term capital growth by investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the subadviser believes have above-average growth prospectus. These companies are generally medium-to-large capitalization companies.

The STRATEGIC OPPORTUNITIES TRUST (formerly, Mid Cap Blend Trust) seeks growth of capital by investing primarily in common stocks of U.S. issuers and securities convertible into or carrying the right to buy common stocks.

The QUANTITATIVE MID CAP TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in U.S. mid-cap stocks, convertible preferred stocks, convertible bonds and warrants.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in equity securities of companies in at least three different countries, including the U.S. The portfolio may invest in companies of any size but emphasizes mid- and large-capitalization companies that the subadviser believes are undervalued.

The STRATEGIC GROWTH TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities (such as preferred stocks, bonds, warrants or rights convertible into stock and depositary receipts for these securities) of companies which the subadviser believes offer superior prospects for growth.

The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).

The LARGE CAP GROWTH TRUST seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in equity securities of companies with large market capitalizations.

The ALL CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in the stocks of value companies of any size.

The CAPITAL OPPORTUNITIES TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The portfolio focuses on companies which the subadviser believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flow.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) by investing at least 65% of the portfolio's total assets in the common stocks of large and medium-sized blue chip companies. Many of the stocks in the portfolio are expected to pay dividends.

The UTILITIES TRUST seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing, under normal market conditions, at least 65% of the portfolio's total assets in equity and debt securities of domestic and foreign companies in the utilities industry.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and current income by investing, under normal market conditions, substantially (at least 65% of total assets) in equity securities of real estate companies, such as real estate investment trusts ("REITs").

The SMALL COMPANY VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in small companies whose common stocks are believed to be undervalued. Normally, the portfolio will invest at least 65% of its total assets in companies with a market capitalization that do not exceed the maximum market capitalization of any security in the Russell 2000 Index at the time of purchase.

The MID CAP VALUE TRUST seeks capital appreciation by investing, under normal market conditions, at least 65% of the portfolios total assets in equity securities which the subadviser believes to be undervalued in the marketplace. Normally, at least 65% of the portfolio's total assets will consist of investments in mid-sized companies, with market capitalizations of roughly $500 million to $10 billion.

The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The TACTICAL ALLOCATION TRUST seeks total return, consisting of long-term capital appreciation and current income, by allocating the portfolio's assets between (i) a stock portion that is designed to track the performance of the S&P 500 Composite Stock Price Index, and (ii) a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

The EQUITY INDEX TRUST seeks to achieve investment results which approximate the total return of publicly traded common stocks which are included in the S&P 500 Composite Stock Price Index.

The FUNDAMENTAL VALUE TRUST seeks growth of capital by investing, under normal market conditions, primarily in common stocks of U.S. companies with market capitalizations of at least $5 billion that the subadviser believes are undervalued. The portfolio may also invest in U.S. companies with smaller capitalizations.

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of U.S. issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP VALUE TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing the portfolio's assets in a balanced portfolio of (i) equity securities and (ii) fixed income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six-year time frame based on the subadviser's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST seeks high total return consistent with the conservation of capital by investing at least 75% of the portfolio's assets in fixed income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by U. S. entities.

The SMALL CAP INDEX TRUST seeks to approximate the aggregate total return of a small cap U.S. domestic equity market index by attempting to track the performance of the Russell 2000 Index.*

The INTERNATIONAL INDEX TRUST seeks to approximate the aggregate total return of a foreign equity market index by attempting to track the performance of the Morgan Stanley European Australian Far East Free Index (the "MSCI EAFE Index").*

The MID CAP INDEX TRUST seeks to approximate the aggregate total return of a mid cap U.S. domestic equity market index by attempting to track the performance of the S&P Mid Cap 400 Index.*

The TOTAL STOCK MARKET INDEX seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the Wilshire 5000 Equity Index.*

The 500 INDEX TRUST seeks to approximate the aggregate total return of a broad U.S. domestic equity market index by attempting to track the performance of the S&P 500 Composite Stock Price Index.* The 500 Index Trust is not an eligible investment option under the Policies.

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to current income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

*"Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "Standard and Poor's 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)" is a trademark of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "Morgan Stanley European Australian Far East Free" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies makes any representation regarding the advisability of investing in the Trust.

      A full description of the Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Trust prospectus, which should be read together with this Prospectus.

OTHER INFORMATION
(Supplements information in the Prospectus under the captions "Distribution of the Policy," "Pending Litigation" and "Responsibilities of Manufacturers Life" or similar captions)

DISTRIBUTION OF THE POLICIES

      Manulife Financial Securities LLC ("Manulife Securities"), an indirect wholly-owned subsidiary of MFC, is the principal underwriter of the Policies pursuant to a Distribution Agreement with Manulife USA. Manulife Securities is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. Manulife Securities is located at 73 Tremont Street, Boston, MA 02108 and is organized as a Delaware limited liability company. The sole member of Manulife Securities is Manulife USA, and the following officers of Manulife USA have power to act on behalf of Manulife Securities: John DesPrez* (Chairman and President), John Ostler** (Vice President and Chief Financial Officer) and James Gallagher* (Vice President, Secretary and General Counsel). The board of managers of Manulife Securities (consisting of Gary Buchanan**, Robert Cook* and John Vrysen***) may also act on behalf of Manulife Securities.

* Principal business office is 73 Tremont Street, Boston, MA 02108

** Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5

***Principal business office is 680 Washington Blvd, Stamford, CT 06901

LITIGATION

      There is no pending litigation that would have a material impact on Manulife USA or the Separate Accounts.

RESPONSIBILITIES OF MANUFACTURERS LIFE

      Manufacturers Life and Manulife USA have entered into an agreement with Manulife Securities pursuant to which Manufacturers Life or Manulife USA, on behalf of Manulife Securities, will pay the sales commissions in respect of the Policies and certain other policies issued by Manulife USA, prepare and maintain all books and records required to be prepared and maintained by Manulife Securities with respect to the Policies and such other policies, and send all confirmations required to be sent by Manulife Securities with respect to the Policies and such other policies. Manulife Securities will promptly reimburse Manufacturers Life or Manulife USA for all sales commissions paid by Manufacturers Life or Manulife U.S.A and will pay Manufacturers Life or Manulife USA for its other services under the agreement in such amounts and at such times as agreed to by the parties.

      MFC has also entered into a Service Agreement with Manulife USA pursuant to which MFC will provide Manulife USA with issue, administrative and general services and recordkeeping functions on behalf of Manulife USA with respect to all of its insurance policies, including the Policies.

      Finally, Manulife USA may, from time to time in its sole discretion, enter into one or more reinsurance agreements with other life insurance companies under which contracts issued by it may be reinsured, such that its total amount at risk under a policy would be limited for the life of the insured.

OFFICERS AND DIRECTORS OF MANULIFE USA
(Replaces  information in the Prospectus under the similar caption)


                     Position with
Name                 Manulife USA               Principal Occupation
--------------------------------------------------------------------------------------------------------------
James Boyle (42)**   Director                   President of U.S. Annuities, Manulife Financial, July 1999 to
                                                present; Vice President, Institutional Markets, Manulife
                                                Financial, May 1998 to June 1999; Vice President,
                                                Administration of U.S. Annuities, Manulife Financial,
                                                September 1996 to May 1998; Vice President, Treasurer and
                                                Chief Administrative Officer, North American Funds, June 1994
                                                to September 1996.

Robert A. Cook       Senior Vice President,     Senior Vice President, U.S. Individual Insurance, The
(45)**               U.S. Insurance; Director   Manufacturers Life Insurance Company, January 1999 to
                                                present; Vice President, Product Management, The Manufacturers
                                                Life Insurance Company, January 1996 to December 1998; Sales
                                                and Marketing Director, The Manufacturers Life Insurance
                                                Company, 1994 to 1995.

Peter Copestake      Vice President, Finance    Vice President & Treasurer, The Manufacturers Life Insurance
                                                (45)*** Company, November 1999 to present; Vice President,
                                                Asset Liability Management, Canadian Imperial Bank of Commerce
                                                (CIBC), 1991 to 1999; Director, Capital Management, Bank of
                                                Montreal, 1986-1990; Inspector General of Banks, Department of
                                                Finance, 1980-1985.

John D. DesPrez      Chairman and President     Executive Vice President, U.S. Operation, The Manufacturers
III (44)**                                      Life Insurance Company, January 1999 to date; Senior Vice
                                                President, U.S. Annuities, The Manufacturers Life Insurance
                                                Company, September 1996 to December 1998; President of The
                                                Manufacturers Life Insurance Company of North America,
                                                September 1996 to December, 1998; Vice President, Mutual
                                                Funds, North American Security Life Insurance Company, ,
                                                January 1995 to September 1996.

                     Position with
Name                 Manulife USA               Principal Occupation
--------------------------------------------------------------------------------------------------------------
James D. Gallagher   Vice President,            Vice President, US Law and Government Relations, U.S.
(45)**               Secretary and General      Operations, The Manufacturers Life Insurance Company, January
                     Counsel                    1996 to present; President, The Manufacturers Life Insurance
                                                Company of New York, August 1999 to present, Vice President,
                                                Secretary and General Counsel, The Manufacturers Life
                                                Insurance Company of America, January 1997 to present;
                                                Secretary and General Counsel, Manufacturers Adviser
                                                Corporation, January 1997 to present; Vice President,
                                                Secretary and General Counsel, The Manufacturers Life
                                                Insurance Company of North America, 1994 to present.

Donald Guloien       Executive Vice President   Executive Vice President & Chief Investment Officer, The
(44)***              and Chief Investment       Manufacturers Life Insurance Company, March 2001 to Present;
                     Officer                    Executive Vice President, Business Development, The
                                                Manufacturers Life Insurance Company, January 1999 to March
                                                2001; Senior Vice President, Business Development, The
                                                Manufacturers Life Insurance Company, 1994 to December 1998.

Geoffrey Guy         Director                   Executive Vice President and Chief Actuary, The Manufacturers
(53)***                                         Life Insurance Company, February 2000 to present; Senior Vice
                                                President and Chief Actuary, The Manufacturers Life Insurance
                                                Company, 1996 to 2000; Vice President and Chief Actuary, The
                                                Manufacturers Life Insurance Company, 1993 to 1996; Vice
                                                President and Chief Financial Officer, U.S. Operations, The
                                                Manufacturers Life Insurance Company, 1987 to 1993.

John Lyon(48) ***    Vice President and Chief   Vice President & Chief Financial Officer, Investments, The
                     Financial Officer,         Manufacturers Life Insurance Company; April 2001 to
                     Investments; Director      Present;   Vice President, Business Development, The
                                                Manufacturers Life Insurance Company, 1995-2001; Assistant
                                                Vice President, Business Development, The Manufacturers Life
                                                Insurance Company, 1994-1995; Director/Manager, Corporate
                                                Finance, The Manufacturers Life Insurance Company, 1992-1994.

James O'Malley       Senior Vice President,     Senior Vice President, U.S. Pensions, The Manufacturers Life
(54)***              U.S. Group Pension;        Insurance Company, January 1999 to present; Vice President,
                     Director                   Systems New Business Pensions, The Manufacturers Life
                                                Insurance Company, 1984 to December 1998.

Rex Schlaybaugh,     Director                   Member, Dykema Gossett, PLLC, 1982 to present.
Jr.  (51)****
John Ostler (47)**   Vice President and Chief   Vice President and Chief Financial Officer, U.S. Operations,
                     Financial Officer          The Manufacturers Life Insurance Company, October 1, 2000 to
                                                present; Vice President and Corporate Actuary, The
                                                Manufacturers Life Insurance Company, March 1998 to September
                                                2000; Vice President & CFO U.S. Individual Insurance, The
                                                Manufacturers Life Insurance Company, 1992 to March 1998;
                                                Vice President, U.S. Insurance Products, The Manufacturers
                                                Life Insurance Company, 1990 - 1992; Assistant Vice President
                                                & Pricing Actuary, US Insurance, The Manufacturers Life
                                                Insurance Company, 1988-1990.

Warren Thomson       Senior Vice President,     Senior Vice President, Investments, The Manufacturers Life
(46)***              Investments                Insurance Company, May 2001 to Present; President, Norfolk
                                                Capital Partners Inc. 2000 - May 2001; Managing Director,
                                                Public Sector Finance, New Capital Group Inc. 1995-2000; Tax
                                                Partner, Coopers & Lybrand Chartered Accounts, 1994-1995;
                                                Taxation Vice President, The Manufacturers Life Insurance
                                                Company, 1987-1994.

Denis Turner         Vice President and         Vice President and Chief Accountant, U.S. Division, The

                     Position with
Name                 Manulife USA               Principal Occupation
--------------------------------------------------------------------------------------------------------------
(44)***              Treasurer                  Manufacturers Life Insurance Company, May 1999 to present;
                                                Vice President and Treasurer, The Manufacturers Life Insurance
                                                Company of America, May 1999 to present; Assistant Vice
                                                President, Financial Operations, Reinsurance Division, The
                                                Manufacturers Life Insurance Company, February 1998 to April
                                                1999; Assistant Vice President & Controller, Reinsurance
                                                Division, The Manufacturers Life Insurance Company, November
                                                1995, to January 1998, Assistant Vice President, Corporate
                                                Controllers, The Manufacturers Life Insurance Company, January
                                                1989 to October 1995. **Principal business address is Manulife
                                                Financial, 73 Tremont Street, Boston, MA 02108. ***Principal
                                                business address is Manulife Financial, 200 Bloor Street,
                                                Toronto, Ontario Canada M4W 1E5. ****Principal business
                                                address is Dykema Gossett, 800 Michigan National Tower,
                                                Lansing, Michigan 48933.
--------------------------------------------------------------------------------------------------------------

**Principal business address is Manulife Financial, 73 Tremont Street, Boston, MA 02108.
***Principal business address is Manulife Financial, 200 Bloor Street, Toronto, Ontario Canada M4W 1E5.
****Principal business address is Dykema Gossett, 800 Michigan National Tower, Lansing, Michigan 48933.

ILLUSTRATIONS
(Supplements the "Sample Illustrations of Policy Values, Cash Surrender Values and Death Benefits" appearing in the Prospectus or an Appendix thereto)

         The Company is not providing updated illustrations of policy values, cash surrender values and death benefits because the Policies are no longer being sold.


INDEPENDENT AUDITORS
(Replaces  information in the Prospectus under the caption "Experts")

         The consolidated financial statements of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, and, as applicable, (i) the financial statements of Separate Account Three of The Manufacturers Life Insurance Company of America at December 31, 2000 and 1999, and for each of the two years in the period ended December 31, 2000 (applicable with respect to the Venture VUL and Venture SVUL Policies), or (ii) the financial statements of Separate Account Four of The Manufacturers Life Insurance Company of America at December 31, 2000 and 1999, and for each of the two years in the period ended December 31, 2000 (applicable with respect to the Venture COLI VUL Policies), appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


FINANCIAL STATEMENTS

         The financial statements of Manulife USA included in this Prospectus should be distinguished from the financial statements of the applicable Separate Account and should be considered only as bearing upon the ability of Manulife USA to meet its obligations under the Policies.

                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                                    (U.S.A.)







                    AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998








   PREPARED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE
                                  UNITED STATES

================================================================================

                           [MANULIFE FINANCIAL LOGO]

                       FINANCIAL STATEMENTS AND SCHEDULES
                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                       WITH REPORT OF INDEPENDENT AUDITORS

                                    CONTENTS

Report of Independent Auditors...............................................  3
Audited Consolidated Financial Statements
     Consolidated Balance Sheets.............................................  4
     Consolidated Statements of Income.......................................  5
     Consolidated Statements of Changes in Capital and Surplus...............  6
     Consolidated Statements of Cash Flows...................................  7
Notes to Consolidated Financial Statements...................................  8

                         REPORT OF INDEPENDENT AUDITORS




THE BOARD OF DIRECTORS
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A)


We have audited the accompanying consolidated balance sheets of The Manufacturers Life Insurance Company (U.S.A) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Manufacturers Life Insurance Company (U.S.A.) at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.





Philadelphia, Pennsylvania                               /s/   ERNST & YOUNG LLP
March 23, 2001

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Balance Sheets


As at December 31 ($ millions)
ASSETS                                                                   2000        1999
-----------------------------------------------------------------------------------------
INVESTMENTS:
Securities available-for-sale, at fair value:
       Fixed-maturity (amortized cost: 2000  $9,580; 1999 $9,561)     $ 9,797     $ 9,358
       Equity (cost: 2000 $707; 1999 $622)                                852       1,106
Mortgage loans                                                          1,539       1,622
Real estate                                                               986       1,027
Policy loans                                                            1,998       1,843
Short-term investments                                                    715         284
-----------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                     $15,887     $15,240
-----------------------------------------------------------------------------------------
Cash and cash equivalents                                             $   164     $   131
Deferred acquisition costs                                              2,066       1,631
Deferred income taxes                                                     125         151
Due from affiliates                                                       261         504
Amount recoverable from reinsurers                                        572         679
Other assets                                                              677         882
Separate account assets                                                29,681      27,329
-----------------------------------------------------------------------------------------
TOTAL ASSETS                                                          $49,433     $46,547
=========================================================================================
LIABILITIES, CAPITAL AND SURPLUS
-----------------------------------------------------------------------------------------
LIABILITIES:
Policyholder liabilities and accruals                                 $16,240     $15,894
Note payable                                                              200         200
Other liabilities                                                         764       1,001
Separate account liabilities                                           29,681      27,329
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                     $46,885     $44,424
=========================================================================================
CAPITAL AND SURPLUS:
Capital stock                                                         $     5     $     5
Retained earnings                                                       2,260       1,990
Accumulated other comprehensive income                                    283         128
-----------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                             $ 2,548     $ 2,123
-----------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                $49,433     $46,547
=========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Income

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                         2000       1999       1998
--------------------------------------------------------------------------------
REVENUE:
     Premiums                                     $   814    $   881    $   848
     Fee income                                       958        746        584
     Net investment income                          1,135      1,121      1,100
     Realized investment gains                        137         27         51
     Other                                             --          5          5
--------------------------------------------------------------------------------
TOTAL REVENUE                                     $ 3,044    $ 2,780    $ 2,588
--------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims             $ 1,520    $ 1,412    $ 1,570
     Operating expenses and commissions               617        494        389
     Amortization of deferred acquisition costs       180         40        113
     Interest expense                                  34         25         14
     Policyholder dividends                           339        323        265
     Minority interest expense                         16         16         15
--------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                       $ 2,706    $ 2,310    $ 2,366
--------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                            338        470        222
--------------------------------------------------------------------------------
INCOME TAXES                                           90        177         82
--------------------------------------------------------------------------------
NET INCOME                                        $   248    $   293    $   140
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Changes in Capital And Surplus

                                                             ACCUMULATED OTHER       TOTAL
FOR THE YEARS ENDED DECEMBER 31       CAPITAL    RETAINED      COMPREHENSIVE      CAPITAL AND
($ millions)                           STOCK     EARNINGS      INCOME (LOSS)        SURPLUS
---------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1998            $    5      $1,707           $ 128            $ 1,840
Comprehensive income                      --         140              21                161
Dividend to shareholder                   --        (150)             --               (150)
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998            $    5      $1,697           $ 149            $ 1,851
Comprehensive income                      --         293             (21)               272
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999            $    5      $1,990           $ 128            $ 2,123
---------------------------------------------------------------------------------------------
Comprehensive income                      --         248             155                403
Contributed surplus                                   22                                 22
---------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000            $    5      $2,260           $ 283            $ 2,548
=============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

The Manufacturers Life Insurance Company (U.S.A.)
Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                            2000         1999         1998
------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net Income                                                          $    248     $    293     $    140
Adjustments to reconcile net income to net cash provided by
operating activities:
     Additions to policyholder liabilities and accruals                  330          404          410
     Deferred acquisition costs                                         (590)        (463)        (286)
     Amounts recoverable from reinsurers                                  23          334            9
     Amortization of deferred acquisition costs                          180           40          113
     Realized investment gains                                          (137)         (27)         (51)
     Decreases (additions) to deferred income taxes                       34          194            7
     Amounts due from (to) affiliates                                    259           22         (126)
     Other assets and liabilities, net                                  (158)         238            8
     Other, net                                                          (62)          59           25
------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                           $    127     $  1,094     $    249
------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                   $  6,584     $  4,302     $  3,906
Fixed-maturity securities purchased                                   (6,792)      (4,763)      (3,730)
Equity securities sold                                                 1,185          303          290
Equity securities purchased                                           (1,012)        (349)        (284)
Mortgage loans advanced                                                 (187)        (148)        (453)
Mortgage loans repaid                                                    274          314          274
Real estate sold                                                         101           54           40
Real estate purchased                                                    (58)        (219)        (117)
Policy loans advanced, net                                              (155)        (133)        (145)
Short-term investments                                                  (431)        (251)          85
Separate account seed money                                               --           32           (2)
Other investments, net                                                   196         (355)          25
------------------------------------------------------------------------------------------------------
Net cash used in investing activities                               $   (295)    $ (1,213)    $   (111)
------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Deposits and interest credited to policyholder account balances     $  1,336     $  1,263     $    668
Withdrawals from policyholder account balances                        (1,579)        (987)        (611)
Amounts due to affiliates                                                250           --           --
Net reinsurance (payable) recoverable                                     87         (158)         (86)
Dividend to shareholder                                                   --           --         (150)
Borrowed funds                                                           107           50           --
------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                 $    201     $    168     $   (179)
------------------------------------------------------------------------------------------------------
CASH:
Increase (decrease) during the year                                       33           49          (41)
Balance, beginning of year                                               131           82          123
------------------------------------------------------------------------------------------------------
BALANCE, END OF YEAR                                                $    164     $    131     $     82
------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                The Manufacturers Life Insurance Company (U.S.A.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000
                            (IN MILLIONS OF DOLLARS)


1.    ORGANIZATION

      The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") is an indirectly wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manufacturers Life"), which in turn is a wholly owned subsidiary of Manulife Financial Corporation, a Canadian-based publicly traded company. . Manulife Financial Corporation and its subsidiaries are collectively known as "Manulife Financial". ManUSA and its subsidiaries, collectively known as the "Company", operate in the life insurance industry, offering a broad range of insurance related products. These products are offered both on an individual and group basis and are marketed primarily in the United States.

      In June of 1999, the Company increased its ownership interest in its subsidiary, Manulife-Wood Logan Holding Co. Inc. ("MWL"), to 78.4% through the purchase of the 15% outside party interest. The purchase was at fair value and generated goodwill of $45.0, which is being amortized into income on a straight-line basis over 15 years.

      In December of 2000 and through an issue of shares, the Company acquired the remaining 21.6% minority interest in MWL from MRL Holding, LLC ("MRL-LLC"), an affiliated company. As this was a related party transaction, the purchase was accounted for at MRL-LLC's carrying value at the time of purchase and no goodwill was generated.


2.    SIGNIFICANT ACCOUNTING POLICIES

      a) BASIS OF PRESENTATION

      The accompanying consolidated financial statements of ManUSA have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include accounts and operations, after intercompany eliminations, of ManUSA and its subsidiaries.

      The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

      b) RECENT ACCOUNTING STANDARDS

      In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The statement also addresses contracts that contain embedded derivatives, such as certain insurance contracts. In July 1999, the FASB issued Statement No. 137, which delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138 which made certain changes to the hedging provisions of SFAS No. 133, and is effective concurrent with SFAS No. 133.

      Effective January 1, 2001, all derivatives instruments will be reported on the Consolidated Balance Sheets at their fair value, with changes in fair value recorded in income or equity, depending on the nature of the derivative instrument. Changes in the fair value of derivatives that are not designated as hedges will be recognized in current period earnings.

      Based on the Company's derivative positions as at December 31, 2000, the Company estimates that there will be no material impact to the income statement upon adoption of this new accounting standard.

      As formal interpretations of this new standard continue to be issued by the FASB, the Company is continuing its analysis of insurance products in order to identify embedded derivatives that may require bifurcation under the statement. Any embedded derivatives identified and that require bifurcation will be marked to market through earnings

      c) INVESTMENTS

      The Company classifies all of its fixed-maturity and equity securities as available-for-sale and records these securities at fair value. Realized gains and losses on sales of securities classified as available-for-sale are recognized in net income using the specific identification method. Temporary changes in the fair value of securities available-for-sale are reflected directly in other comprehensive income after adjustments for deferred taxes, deferred acquisition costs, policyholder liabilities and unearned revenue liability. Discounts and premiums on investments are amortized using the effective interest method.

      Mortgage loans are reported at unpaid principal balances, net of a provision for losses. The provision for losses is established for mortgage loans which are considered to be impaired when the Company has determined that it is probable that all amounts due under contractual terms will not be collected. Impaired loans are reported at the lower of unpaid principal or fair value of the underlying collateral.

      Interest on fixed-maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premiums or discount. Interest on restructured mortgage loans is recorded as income based on the rate to be paid; interest on delinquent mortgage loans is recorded as income on a cash basis. Dividends are recorded as income on ex-dividend dates.

      Real estate held for investment is carried at cost, less accumulated depreciation and provisions for impairment and write-downs, if applicable. Real estate held for sale is carried at the lower of cost or market value where changes in estimates of market value are recognized as realized gains or losses in the income statement.

      Policy loans are reported at aggregate unpaid balances, which approximate fair value.

      Short-term investments include investments with maturities of less than one year at the date of acquisition.

      d) CASH EQUIVALENTS

      The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

      e) DEFERRED ACQUISITION COSTS ("DAC")

      Commissions and other expenses, which vary with and are primarily related to the production of new business, are deferred to the extent recoverable from future gross profits and included as an asset. DAC associated with variable annuity and variable life insurance contracts, universal life insurance contracts, investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. The amortization is adjusted retrospectively when current gross profits or estimates of future gross profits are revised. DAC associated with all other insurance contracts is charged to expense over the premium paying period of the related policies. DAC is adjusted for the impact on current and estimated future gross profits assuming the unrealized gains or losses on securities had been realized at year-end. The equity impact of any such adjustments is included in net unrealized gains (losses) in other comprehensive income. DAC is reviewed annually to determine recoverability from future income. To the extent that the DAC is assessed as not recoverable, it is immediately expensed.

      f) POLICYHOLDER LIABILITIES

      Policyholder liabilities for traditional non-participating life insurance policies are computed using the net level premium method. The calculations are based upon estimates as to future mortality, morbidity, persistency, maintenance expenses, and interest rate yields that were applicable in the year of issue. The assumptions include a provision for the risk of adverse deviation.

      For payout annuities in loss recognition, policyholder liabilities are computed using estimates of expected mortality, expenses, and investment yields as determined at the time these contracts first moved into loss recognition. Payout annuity reserves are adjusted for the impact of net unrealized gains associated with the underlying assets.

      For variable annuity and variable life contracts, universal life insurance contracts, and investment contracts with no substantial mortality or morbidity risk, policyholder liabilities equal the policyholder account values. Account values are increased for deposits received and interest credited and are reduced by withdrawals, mortality charges, and administrative expenses charged to the policyholders. Policy charges, which compensate the Company for future services, are deferred and recognized in income over the period earned, using the same assumptions used to amortize DAC.

      For traditional participating life insurance policies, policyholder liabilities are computed using the net level premium reserve for death and endowment policy benefits. Mortality and interest assumptions are the same as the non-forfeiture benefit assumptions at the time the policy was issued. Interest rate assumptions used in the calculation of the liabilities for traditional participating life insurance policies range from 2.5% to 7.0%.

      As of December 31, 2000, participating insurance expressed as a percentage of insurance in force is 66.3%. The amount of policyholders' dividends to be paid is approved annually by Manulife Financial's Board of Directors. The aggregate amount of policyholders' dividends is calculated based on actual interest, mortality, morbidity and expense experience for the year, and on management's judgment as to the appropriate level of equity to be retained by the Company. The carrying value of this liability approximates the earned amount and fair value as at December 31, 2000.

      g) SEPARATE ACCOUNTS

      Separate account assets and liabilities represent funds that are separately administered, principally for investment contracts related to group pension business as well as for variable annuity and variable life contracts, and for which the contract holder, rather than the Company, bears the investment risk. Separate account contract holders have no claim against the assets of the general account of the Company. Separate account assets are recorded at market value. Operations of the separate accounts are not included in the accompanying financial statements.

      h) REVENUE RECOGNITION

      Premiums on long-duration life insurance contracts are recognized as revenue when due. Premiums on short-duration contracts are earned over the related contract period.

      Receipts on variable annuity and variable life contracts, universal life insurance contracts, and investment contracts are reported as deposits to account values as described in note 2(f) and not as premiums. Revenue from these policies consists of policy charges for the cost of insurance, expenses and surrender charges that have been assessed against the policyholder account values. Policy charges that are designed to compensate the Company for future services are deferred and recognized in income over the period benefited, using the same assumptions used to amortize DAC.

      Net premiums on limited-payment contracts are recognized as revenue and the difference between the gross premium received and the net premium is deferred and recognized in income based on either a constant relationship to insurance in force or the present value of annuity benefits, depending on the product type.

      Investment income is recorded as revenue when due.

      i) EXPENSES

      Expenses for variable annuity and variable life contracts, and for universal life insurance contracts include interest credited to policyholder account values and benefit claims incurred during the period in excess of policyholder account values.

      j) REINSURANCE

      The Company routinely utilizes reinsurance transactions to minimize exposure to large risks. Life reinsurance is accomplished through various plans including yearly renewable term, co-insurance, and modified co-insurance. Reinsurance premiums, policy charges for cost of insurance, and claims are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums, fees, and claims are reported net of reinsured amounts. Amounts paid with respect to ceded reinsurance contracts are reported as reinsurance receivables in other assets.

      k) INCOME TAX

      Income taxes have been provided for in accordance with Statement of Financial Accounting Standards 109 ("SFAS 109"), "Accounting for Income Taxes." ManUSA joins its direct parent, Manulife Reinsurance Corporation (U.S.A.), its indirect parent, The Manufacturers Investment Corporation, and its subsidiary, The Manufacturers Life Insurance Company of America, in filing a U.S. consolidated income tax return as a life insurance group under the provisions of the Internal Revenue Service. A separate life insurance group for certain of ManUSA's subsidiaries is also in place. In accordance with the income tax-sharing agreements, the Company's income tax provision (or benefit) is computed as if ManUSA and the companies within the two groups filed separate income tax returns. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable, provided the consolidated group utilizes such benefits currently. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities, and their recorded amounts for financial reporting purposes.

      l) FOREIGN EXCHANGE

      The balance sheet and statement of income of the Company's foreign operations as well as non-U.S. dollar investments are translated into U.S. dollars using the current exchange and average exchange rates respectively. Translation adjustments are included in accumulated other comprehensive income (loss).

      m) DERIVATIVES

      The Company uses derivatives to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments. These derivatives are designated and effective as hedges, as there is a high correlation between changes in market value of the derivative and the underlying hedged item at inception and over the life of the hedge. Realized and unrealized gains and losses on these derivatives are accounted for on the same basis as the underlying assets and liabilities. Realized and unrealized gains and losses on derivative transactions established as hedges but no longer considered hedges are included in income from the date at which they are no longer considered to be hedges.

      The Company also uses derivatives to manage foreign currency exposures associated with expected future policy maintenance and acquisition expenses relating to the current inforce block of business. These derivatives are designated as non-hedges. Realized and unrealized gains and losses on these derivatives are included in income.

      Derivative income and expenses are included in investment income in the Consolidated Statements of Income. Cash flows relating to derivatives associated with invested assets and financial liabilities are included in the Consolidated Statements of Cash Flows on a basis consistent with the cash flows from the underlying invested assets and financial liabilities. Derivative assets and liabilities are included in other investments and other liabilities, respectively, with deferred realized net gains presented as such in the Consolidated Balance Sheets.


3.    INVESTMENTS AND INVESTMENT INCOME

      a) FIXED-MATURITY AND EQUITY SECURITIES

      At December 31, 2000, all fixed-maturity and equity securities have been classified as available-for-sale and reported at fair value. The amortized cost and fair value is summarized as follows:

                                                                 GROSS                  GROSS
                                    AMORTIZED COST          UNREALIZED GAINS       UNREALIZED LOSSES           FAIR VALUE
AS AT DECEMBER 31
($ millions)                        2000         1999         2000       1999       2000         1999         2000         1999
-------------------------------------------------------------------------------------------------------------------------------
Fixed-maturity securities:
U.S. government                  $ 1,240      $ 1,440      $   103    $    23    $    --      $   (57)     $ 1,343      $ 1,406
Foreign governments                1,730        1,677          204         81         --          (16)       1,934        1,742
Corporate                          5,561        5,323          111         56       (215)        (254)       5,457        5,125
Asset - backed                     1,049        1,121           21          4         (7)         (40)       1,063        1,085
-------------------------------------------------------------------------------------------------------------------------------
TOTAL FIXED-MATURITY               9,580        9,561          439        164       (222)        (367)       9,797        9,358
SECURITIES
-------------------------------------------------------------------------------------------------------------------------------
 Equity securities               $   707      $   622      $   210    $   524    $   (65)     $   (40)     $   852      $ 1,106
-------------------------------------------------------------------------------------------------------------------------------

      Proceeds from sales of fixed-maturity securities during 2000 were $6,583.5 (1999 - $4,302.4 and 1998 - $3,906.1). Gross gains and losses of $70.7 and
      $241.9 respectively, were realized on those sales (1999 - $49.0 and $166.7 respectively, 1998 - $90.6 and $90.4 respectively).

      Proceeds from the sale of equity securities during 2000 were $1,185.2 (1999 - $303.3 and 1998 - $290.0). Gross gains and losses of $319.2 and
      $59.8 respectively, were realized on those sales (1999 - $84.0 and $38.7 respectively, 1998 - $47.4 and $45.0 respectively).

      The contractual maturities of fixed-maturity securities at December 31, 2000 are shown below.

AS AT DECEMBER 31, 2000
($ millions)
                                                                     AMORTIZED COST       FAIR VALUE
----------------------------------------------------------------------------------------------------
Fixed-maturity securities, excluding mortgage-backed securities:
     One year or less                                                   $    230           $    228
     Greater than 1; up to 5 years                                         1,134              1,144
     Greater than 5; up to 10 years                                        2,425              2,429
     Due after 10 years                                                    4,742              4,933
Asset - backed securities                                                  1,049              1,063
----------------------------------------------------------------------------------------------------
TOTAL FIXED-MATURITY SECURITIES                                         $  9,580           $  9,797
----------------------------------------------------------------------------------------------------

      Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. Corporate requirements and investment strategies may result in the sale of investments before maturity.

      b) MORTGAGE LOANS

      Mortgage loans are reported at amortized cost, net of a provision for losses. The impaired mortgage loans and the related allowance for mortgage loan losses were as follows:

AS AT DECEMBER 31
($ millions)                                                 2000        1999
--------------------------------------------------------------------------------
IMPAIRED LOANS                                               $ 80        $ 86
--------------------------------------------------------------------------------
Allowance, January 1                                         $ 57        $106

Deductions                                                     (6)        (49)
--------------------------------------------------------------------------------
ALLOWANCE, DECEMBER 31                                       $ 51        $ 57
--------------------------------------------------------------------------------

      c) INVESTMENT INCOME

      Income by type of investment was as follows:

FOR THE YEARS ENDED DECEMBER 31
($ MILLIONS)                                2000           1999           1998
--------------------------------------------------------------------------------
Fixed-maturity securities                $   727        $   726        $   729

Equity securities                             60             18             16

Mortgage loans                               126            149            156

Investment real estate                        95             71             62

Other investments                            184            195            164
--------------------------------------------------------------------------------
Gross investment income                    1,192          1,159          1,127

Investment expenses                          (57)           (38)           (27)
--------------------------------------------------------------------------------
NET INVESTMENT INCOME                    $ 1,135        $ 1,121        $ 1,100
--------------------------------------------------------------------------------

4.    COMPREHENSIVE INCOME

      a) COMPREHENSIVE INCOME

      Total comprehensive income was as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                     2000       1999       1998
-------------------------------------------------------------------------------------------
NET INCOME                                                      $ 248      $ 293      $ 140
-------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF INCOME TAX:
  Unrealized holding gains (losses) arising during the year        73         (4)        54
    Foreign currency translation                                   (7)         1         --
    Less:
    Reclassification adjustment for realized gains and losses
       Included in net income                                     (89)        18         33
-------------------------------------------------------------------------------------------
Other comprehensive income (loss)                                 155        (21)        21
-------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                            $ 403      $ 272      $ 161
-------------------------------------------------------------------------------------------

      Other comprehensive income (loss) is reported net of tax (benefit) expense of ($87), $30, and $(11) for 2000, 1999, and 1998, respectively.

      Accumulated other comprehensive income is comprised of the following:

AS AT DECEMBER 31
($ millions)                                                 2000         1999
--------------------------------------------------------------------------------
UNREALIZED GAINS :
     Beginning balance                                      $ 132        $ 154
     Current period change                                    158          (22)
--------------------------------------------------------------------------------
     Ending balance                                         $ 290        $ 132
--------------------------------------------------------------------------------
FOREIGN CURRENCY:
     Beginning balance                                      $  (4)       $  (5)
     Current period change                                     (3)           1
--------------------------------------------------------------------------------
     Ending balance                                         $  (7)       $  (4)
--------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME                      $ 283        $ 128
================================================================================

      b) UNREALIZED GAINS (LOSSES) ON SECURITIES AVAILABLE-FOR-SALE

      Net unrealized gains (losses) on fixed-maturity and equity securities included in other comprehensive income were as follows:

AS AT DECEMBER 31
($ millions)                                                 2000         1999
--------------------------------------------------------------------------------
Gross unrealized gains                                     $  688       $  753

Gross unrealized losses                                      (340)        (439)

DAC and other amounts required to satisfy policyholder         53         (117)
      liabilities

Deferred income taxes                                        (111)         (65)
--------------------------------------------------------------------------------
NET UNREALIZED GAINS ON SECURITIES AVAILABLE-FOR-SALE      $  290       $   32
--------------------------------------------------------------------------------

5.    DEFERRED ACQUISITION COSTS

      The components of the change in DAC were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                               2000           1999
--------------------------------------------------------------------------------
Balance, January 1                                      $ 1,631        $ 1,078
Capitalization                                              590            463
Accretion of interest                                        92             82
Amortization                                               (272)          (122)
Effect of net unrealized gains on securities                 25            130
       available-for-sale
Currency Translation                                         --             --
--------------------------------------------------------------------------------
BALANCE, DECEMBER 31                                    $ 2,066        $ 1,631
================================================================================

6.    INCOME TAXES

      The components of income tax expense (benefit) were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                          2000      1999       1998
--------------------------------------------------------------------------------
Current expense (benefit)                           $   56    $  (17)    $   75

Deferred expense (benefit)                              34       194          7
--------------------------------------------------------------------------------
TOTAL EXPENSE                                       $   90    $  177     $   82
================================================================================

      Income before federal income taxes differs from taxable income principally due to tax-exempt investment income, dividends received tax deductions, differences in the treatment of policy acquisition costs, and differences in reserves for policy and contract liabilities for tax and financial reporting purposes.

      Included in the current benefit for 2000 is a $28.9 one time reduction of tax expense for periods prior to 2000. This resulted from a new IRS technical memorandum clarifying the treatment of dividends received deduction for Separate Accounts. The tax benefit pertaining to 2000 earnings is $9.1.

      The Company's deferred income tax asset (liability), which results from tax effecting the differences between financial statement values and tax values of assets and liabilities at each balance sheet date, relates to the following:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                   2000       1999       1999
-----------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:

     Differences in computing policy reserves                $  630     $  635     $  850

     Investments                                                 --         --         85

     Policyholder dividends payable                              11          9         11

     Net capital loss                                             6         --         --

     Net operating loss                                          41         --         --

     Other deferred tax assets                                   19         --         10
-----------------------------------------------------------------------------------------
Deferred tax assets                                          $  707     $  644     $  956
-----------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:

     Deferred acquisition costs                              $  340     $  244     $  103

     Unrealized gains on securities available-for-sale          140        189        387

     Premiums receivable                                         13         14         19

     Investments                                                 47         14         --

     Other deferred tax liabilities                              42         32         72
-----------------------------------------------------------------------------------------
Deferred tax liabilities                                     $  582     $  493     $  581
-----------------------------------------------------------------------------------------
NET DEFERRED TAX ASSETS                                      $  125     $  151     $  375
-----------------------------------------------------------------------------------------

      The Company files a consolidated federal income tax return. ManUSA and its subsidiaries file separate state income tax returns. The method of allocation among the companies is subject to a written tax sharing agreement under which the tax liability is allocated to each member on a pro rata basis based on the relationship that the member's tax liability (computed on a separate return basis) bears to the tax liability of the consolidated group. The tax charge to each of the respective companies will not be more than that company would have paid on a separate return basis. Settlements of taxes are made through an increase or reduction to the payable to parent, subsidiaries and affiliates, which is settled periodically.

      At December 31, 2000, the Company has operating loss carry forwards of $116 that will begin to expire in 2014, and capital loss carry forwards of $18 that are available for carry back.

7.    NOTE PAYABLE

      On December 29, 1997, the Company issued a surplus debenture for $200,000 plus interest at 7.93% per annum to Manufacturers Investment Corporation ("MIC"), an indirect parent company. The surplus debenture matures on February 1, 2022. Except in the event of insolvency or winding-up of the Company, the instrument may not be redeemed by the Company during the period of five years from date of issue without the approval of the Office of the Superintendent of Financial Institutions of Canada. Interest accrued and expensed was $16 for each of 2000, 1999, and 1998. Interest paid was $9, $16, and $9 for 2000, 1999, and 1998, respectively.

8.    CAPITAL AND SURPLUS

      Capital Stock is comprised of the following:

AS AT DECEMBER 31
($ millions)                                                     2000      1999
--------------------------------------------------------------------------------
AUTHORIZED:
   50,000,000 Preferred shares, Par value $1.00                     -         -
   50,000,000 Common shares, Par value $1.00
--------------------------------------------------------------------------------
ISSUED AND OUTSTANDING:
   100,000 Preferred shares
   4,711,772 Common shares (4,544,504 in 1999)                      5         5
================================================================================

      Pursuant to an agreement dated December 31, 2000, ManUSA purchased from MRL-LLC all of MRL-LLC's 21.6% interest in Manulife Wood Logan Holdings. In exchange, ManUSA transferred 167,268 of its common shares to MRL-LLC and forgave a promissory note owed by MRL-LLC amounting to $52 plus accrued interest. The result was a $22 addition to the Company's contributed surplus. The agreement permits the use of estimates in determining the value of the shares exchanged until, at a mutually agreed upon date, a final valuation of the respective companies is performed. As a result of the valuation, there may be a future adjustment to the number of shares transferred.

      ManUSA and its life insurance subsidiaries are subject to statutory limitations on the payment of dividends. Dividend payments in excess of prescribed limits cannot be paid without the prior approval of U.S. insurance regulatory authorities.

      Net (loss) income and capital and surplus, as determined in accordance with statutory accounting principles for ManUSA and its life insurance subsidiaries were as follows:

FOR THE YEARS ENDED DECEMBER 31
($ millions)                                                      2000         1999         1998
------------------------------------------------------------------------------------------------
THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A):
   Net income                                                  $   200      $   132      $    87
   Net capital and surplus                                       1,384        1,560        1,305
THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA:
   Net (loss) income                                           $   (59)     $    (3)     $    28
   Net capital and surplus                                         152          171          158
THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA:
   Net (loss) income                                           $   (19)     $     6      $   (24)
   Net capital and surplus                                         120          137          122
THE MANUFACTURERS LIFE INSURANCE COMPANY OF NEW YORK:
   Net (loss) income                                                (3)           1           (6)
   Net capital and surplus                                          61           64           63
------------------------------------------------------------------------------------------------

      The National Association of Insurance Commissioners has revised the Accounting Practices and Procedure Manual in a process referred to as Codification effective for January 1, 2001. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that ManUSA and its life insurance subsidiaries use in preparing their statutory-basis financial statements. The cumulative effect of such changes will be reported as an adjustment to statutory-basis capital and surplus as of January 1, 2001. The effect of adopting these changes has not resulted in a significant reduction in the statutory-basis capital and surplus of ManUSA nor of its life insurance subsidiaries.

      As a result of the demutualization of Manufacturers Life, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. These restrictions generally take the form of a fixed percentage of the policyholder dividends. The transfers are governed by the terms of Manufacturers Life's Plan of Demutualization.

9.    EMPLOYEE BENEFITS

      a) EMPLOYEE RETIREMENT PLAN

      The Company sponsors a non-contributory pension plan, the Cash Balance Plan ("the Plan"), which provides pension benefits based on length of service and final average earnings. Pension benefits are provided to those participants after three years of vesting service, and the normal retirement benefit is actuarially equivalent to the cash balance account at normal retirement date. The normal form of payment under the Plan is a life annuity, with various optional forms available. Vested benefits are fully funded; current pension costs are funded as they accrue.

      Actuarial valuation of accumulated plan benefits are based on projected salaries and best estimates of investment yields on plan assets, mortality of participants, employee termination and ages at retirement. Pension costs that relate to current service are charged to earnings in the current period. Experience gains and losses are amortized to income over the estimated average remaining service lives of the participants. No pension expense was recognized in 2000, 1999, or 1998 because the plan was subject to the full funding limitation under the Internal Revenue Code.

      At December 31, 2000, the projected benefit obligation of the plan based on an assumed interest rate of 7.25% was $52. The fair value of plan assets is $81.

      The Company also sponsors an unfunded supplemental cash balance plan ("the Supplemental Plan") for its executives. This non-qualified plan provides defined pension benefits in excess of limits imposed by the law to those retiring after age 50 with 10 or more years of vesting service. This plan covers the Company employees and selected executives. Pension benefits are provided to those who terminate after 5 years of vesting service, and the pension benefit is a final average benefit based on the executive's highest 5-year average earnings. Compensation is not limited, and benefits are not restricted by the Internal Revenue Code Section 415. Contribution credits vary by service, and interest credits are a function of the 1-year U.S. Treasury Bond rate plus 0.50%, but no less than 5.25% per year. These annual contribution credits are made in respect of the participant's compensation that is in excess of the limit in Internal Revenue Code
      Section 401(a)(17). In addition, a one-time contribution may be made for a participant if it is determined at the time of their termination of employment that the participant's pension benefit under the Plan is limited by Internal Revenue Code Section 415. Together, these contributions serve to restore to the participant the benefit that he / she would have been entitled to under the Plan's benefit formula but for the limitation in Internal Revenue Code Sections 401(a)(17) and 415.

      Benefits under the Supplemental Plan are provided to participants after three years. The default form of payment under this plan is a lump sum although participants may elect to receive payment in the form of an annuity provided that such election is made within the time period prescribed in the plan. If an annuity form of payment is elected, the amount payable is equal to the actuarial equivalent of the participant's balance under the Supplemental Plan, using the factors and assumptions for determining immediate annuity amounts applicable to the participant under the Plan.

      At December 31, 2000, the projected benefit obligation to the participants of the Supplemental Plan was $22. This is based on an assumed interest rate of 7.25%.

      Prior to July 1, 1998, the Company also participated in an unfunded Supplemental Executive Retirement Plan ("Manulife SERP") sponsored by Manufacturers Life for executives. This was a non qualified plan that provided defined pension benefits in excess of limits imposed by the law to those retiring after age 50 with 10 or more years of vesting service. The Manulife SERP covered the Company's employees and selected executives of MNA. Pension benefits were provided to those who terminate after 5 years of vesting service, and the pension benefit is a final average benefit based on the executive's highest 5-year average earnings. Compensation is not limited, and benefits are not restricted by the Internal Revenue Code Section 415.

      b) 401(K) PLAN

      The Company sponsors a defined contribution 401(k) Savings Plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company contributed $1 for each of 2000, 1999, and 1998.

      c) DEFERRED COMPENSATION PLAN

      The Company has deferred compensation incentive plans open to all branch managers and qualified agents. There are no stock option plans involving stock of ManUSA.

      d) POSTRETIREMENT BENEFIT PLAN

      In addition to the retirement plans, the Company sponsors a postretirement benefit plan, which provides retiree medical and life insurance benefits to those who have attained age 55 with 10 or more years of service. The plan provides the medical coverage for retirees and spouses under age 65. Medicare provides primary coverage and the plan provides secondary coverage. There is no contribution for post-age 65 coverage and no contributions are required for retirees for life insurance coverage. The plan is unfunded.

      The Company accounts for its retiree benefit plan using the accrual method.

      The postretirement benefit cost for the year ended December 31, 2000 was $2. This amount includes the expected cost of postretirement benefits for newly eligible employees and for vested employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience.

      e) FINANCIAL INFORMATION REGARDING THE EMPLOYEE RETIREMENT PLAN AND THE POSTRETIREMENT BENEFIT PLAN

      Information applicable to the Employee Retirement Plan and the Postretirement Benefit Plan, determined in accordance with GAAP as estimated by a consulting actuary for the December 31 year end of the respective plans, is as follows:

                                                   EMPLOYEE                 POSTRETIREMENT
                                                  RETIREMENT                   BENEFIT
                                                     PLAN                       PLAN
AS OF DECEMBER 31                           ---------------------------------------------------
(in thousands)                                 2000          1999          2000          1999
-----------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year     $(68,410)     $(67,253)     $(16,966)     $(19,893)
Service cost                                  (2,202)       (2,288)         (482)         (613)
Interest cost                                 (5,044)       (4,575)       (1,150)       (1,082)
Amendments                                    (1,011)           --            --            --
Actuarial gain (loss)                         (2,629)         (854)           60         3,903
Benefits paid                                  5,497         6,560           658           719
-----------------------------------------------------------------------------------------------
Benefits obligation at end of year          $(73,799)     $(68,410)     $(17,880)     $(16,966)
-----------------------------------------------------------------------------------------------

                                                             EMPLOYEE                 POSTRETIREMENT
                                                            RETIREMENT                   BENEFIT
                                                               PLAN                        PLAN
AS OF DECEMBER 31                                     ---------------------------------------------------
(in $thousands)                                           2000          1999          2000          1999
---------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year        $ 86,777      $ 84,686      $     --      $     --
Actual return on plan assets                            (1,618)        7,428            --            --
Employer contribution                                    1,320         1,223           658           719
Benefits paid                                           (5,497)       (6,560)         (658)         (719)
---------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year              $ 80,982      $ 86,777      $     --      $     --
---------------------------------------------------------------------------------------------------------
Funded status                                         $  7,183      $ 18,367      $(17,880)     $(16,966)
Unrecognized transition obligation (asset)              (8,455)      (10,778)           --            --
Unrecognized actuarial loss (gain)                      15,580         4,303       (14,695)      (15,621)
Unrecognized prior service cost                          3,187         2,437            --            --
---------------------------------------------------------------------------------------------------------
Net amount recognized                                 $ 17,495      $ 14,329      $(32,575)     $(32,587)
---------------------------------------------------------------------------------------------------------
Amounts recognized in statement of financial
   position of the Company consist of:
   Prepaid benefit cost                               $ 34,082      $ 29,934      $     --      $     --
   Accrued benefit liability                           (21,130)      (20,741)      (32,575)      (32,587)
   Intangible asset                                        928         1,172            --            --
   Accumulated other comprehensive income                3,615         3,964            --            --
---------------------------------------------------------------------------------------------------------
Net amount recognized                                 $ 17,495      $ 14,329      $(32,575)     $(32,587)
---------------------------------------------------------------------------------------------------------
Other comprehensive income attributable to change     $   (349)           --            --            --
in additional minimum liability recognition
---------------------------------------------------------------------------------------------------------

* Amount is net of retiree contributions.

      e) FINANCIAL INFORMATION REGARDING THE EMPLOYEE RETIREMENT PLAN AND THE POSTRETIREMENT BENEFIT PLAN (CONTINUED)

                                          EMPLOYEE             POSTRETIREMENT
                                         RETIREMENT               BENEFIT
                                            PLAN                   PLAN
                                      -----------------------------------------
AS OF DECEMBER 31                      2000        1999        2000        1999
--------------------------------------------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS
Discount rate                         7.25%       7.50%       7.25%       7.50%
Expected return on plan assets        8.50%       8.50%        n/a         n/a
Rate of compensation increase         5.00%       5.00%       5.00%       5.00%

      On December 31, 2000, the accrued postretirement benefit cost was $18. The postretirement benefit obligation for eligible active employees was $2. The amount of the postretirement benefit obligation for ineligible active employees was $4. For measurement purposes as of December 31, 2000, an 8 % and 10 % annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001 for pre-65 and post-65 coverages, respectively. These rates were assumed to decrease gradually to 5 % in 2006 and 2010, respectively, and remain at those levels thereafter.

                                                                   EMPLOYEE               POSTRETIREMENT
AS OF DECEMBER 31                                                 RETIREMENT                 BENEFIT
(IN THOUSANDS)                                                       PLAN                      PLAN
                                                             -----------------------------------------------
                                                                 2000         1999         2000         1999
------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST FOR PLAN SPONSOR
Service cost                                                 $  2,202     $  2,288     $    483     $    613
Interest cost                                                   5,044        4,575        1,150        1,082
Expected return on plan assets                                 (7,181)      (7,088)          --           --
Amortization of net transition obligation                      (2,323)      (2,323)          --           --
Amortization of prior service cost                                262          221
Recognized actuarial loss (gain)                                  150          343         (986)        (892)
------------------------------------------------------------------------------------------------------------
Net periodic (benefit) cost                                  $ (1,846)    $ (1,984)    $    647     $    803
------------------------------------------------------------------------------------------------------------

      The projected benefit obligation in excess of plan assets, the accumulated benefit obligation in excess of plan assets, and the fair value of plan assets for the Supplemental Plan were $22, $21, and $0 respectively, as of December 31, 2000 and $21, $22, and $0 respectively, as of December 31, 1999.

      The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects on 2000 values:

                                                            100 BASIS-POINT     100 BASIS-POINT
(in thousands)                                                 INCREASE            DECREASE
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Effect on total of service and interest cost components         $   275             $  (214)
Effect on postretirement benefit obligation                     $ 2,521             $(2,036)
-----------------------------------------------------------------------------------------------

10.   DERIVATIVE FINANCIAL INSTRUMENTS

      The Company uses a variety of off-balance sheet financial instruments as part of its efforts to manage exposures to foreign currency, interest rate and other market risks arising from its on-balance sheet financial instruments. Those instruments include interest rate exchange agreements and foreign currency forward contracts. The contract or notional amounts of those instruments reflect the extent of involvement in the various types of financial instruments.

      The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in an accounting loss and replacement cost risk (i.e. the cost to replace the contract at current market rates should the counterparty default prior to the settlement date). To limit exposure associated with counterparty nonperformance on interest rate exchange agreements, the Company enters into master netting agreements with its counterparties.

      INTEREST RATE EXCHANGE AGREEMENTS (SWAPS AND FLOORS)

      The Company enters into interest rate exchange agreements to reduce and manage interest rate risk associated with individual assets and liabilities, and its overall aggregate portfolio. These interest rate exchange agreements consist primarily of interest rate swap agreements and interest rate floors. The amounts to be received or paid pursuant to these agreements are accrued and recognized in the accompanying statements of operations through an adjustment to investment income, as appropriate, over the lives of the agreements. Gains or losses realized on closed or terminated agreements accounted for as hedges are deferred and amortized to investment income on a straight-line basis over the shorter of the lives of the agreements or the expected remaining lives of the underlying assets or liabilities.

      FOREIGN CURRENCY FORWARDS

      The Company uses foreign currency forward contracts to hedge some of the foreign exchange risk resulting from the fact that it generates revenue and holds assets in U.S. dollars, but incurs a significant portion of its maintenance expense in Canadian dollars. A foreign currency forward contract obligates the Company to deliver a specified amount of currency on a future date at a specified exchange rate. The value of the foreign exchange forward contracts at any given point fluctuates according to the underlying level of exchange rate and interest rate differentials.

      Outstanding derivatives with off-balance sheet risks are as follows:

                                               NOTIONAL OR
AS AT DECEMBER 31                            CONTRACT AMOUNTS       CARRYING VALUE        FAIR VALUE
($ millions)                                 2000        1999       2000      1999      2000      1999
--------------------------------------------------------------------------------------------------------
Interest rate & currency swaps & floors     $1,008      $  869     $    5    $   (2)   $    5    $   (2)

Interest rate option written                    22          22         --        --        --        --

Equity Contracts                                68          --         (1)       --        (1)       --

Currency forwards                            1,125         973          5        32         5        32
--------------------------------------------------------------------------------------------------------
TOTAL DERIVATIVES                           $2,223      $1,864     $    9    $   30    $    9    $   30
========================================================================================================

      Fair value of off-balance sheet derivative financial instruments reflect the estimated amounts that the Company would receive or pay to terminate the contract at the balance sheet date, including the current unrealized gains (losses) on the instruments. Fair values of the agreements were based on estimates obtained from the individual counterparties.

11.   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying values and the estimated fair values of the Company's financial instruments at December 31, 2000 were as follows:

($ millions)                                    CARRYING VALUE      FAIR VALUE
--------------------------------------------------------------------------------
ASSETS:
   Fixed-maturity and equity securities            $ 10,649          $ 10,649
   Mortgage loans                                     1,539             1,626
   Policy loans                                       1,998             1,998
   Derivative financial instruments                       9                 9
   Separate account assets                           29,681            29,681
LIABILITIES:
   Insurance investment contracts                  $  1,550          $  1,517
   Separate account liabilities                      29,681            29,681
--------------------------------------------------------------------------------

      The following methods and assumptions were used to estimate the fair values of the above financial instruments:

      FIXED-MATURITY AND EQUITY SECURITIES: Fair values of fixed-maturity and equity securities were based on quoted market prices, where available. Where no quoted market price was available, fair values were estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of the investments.

      MORTGAGE LOANS: Fair value of mortgage loans was estimated using discounted cash flows and took into account the contractual maturities and discount rates which were based on current market rates for similar maturity ranges and adjusted for risk due to the property type.

      POLICY LOANS: Carrying values approximate fair values.

      DERIVATIVE FINANCIAL INSTRUMENTS: Fair values of derivative financial instruments were based on estimates obtained from the individual counterparties.

      INSURANCE INVESTMENT CONTRACTS: Fair value of insurance investment contracts which do not subject the Company to significant mortality or morbidity risks was estimated using cash flows discounted at market rates.

      SEPARATE ACCOUNT ASSETS AND LIABILITIES: The carrying amounts in the balance sheet for separate account assets and liabilities approximate their fair value.

12.   RELATED PARTY TRANSACTIONS

      The Company has formal service agreements with ManUSA's indirect parent, Manufacturers Life, which can be terminated by either party upon two months' notice. Under the various agreements, the Company will pay direct operating expenses incurred by Manulife Financial on behalf of the Company. Services provided under the agreements include legal, actuarial, investment, data processing, accounting and certain other administrative services. Costs incurred under the agreements were $243, $194, and $171 in 2000, 1999, and 1998, respectively.

      Manulife Financial provides a claims paying guarantee to most U.S. policyholders.

      On September 23, 1997, the Company entered into a reinsurance agreement with Manulife Reinsurance Limited ("MRL"), an affiliated life insurance company domiciled in Bermuda, to reinsure a closed block of participating life insurance business. As there was an insufficient transfer of mortality risk between the Company and MRL, the agreement was classified as financial reinsurance and given deposit-type accounting treatment. Title to the assets supporting this block of business was transferred to MRL under the terms of the agreement. Included in amounts due from affiliates is $568 (1999 - $562) representing the receivable from MRL for the transferred assets.

      The Company loaned $20 to MRL pursuant to a promissory note dated September 29, 2000. The loan is due on September 29, 2005 with interest calculated at 7.30% per annum, payable quarterly starting December 15, 2000.

      Pursuant to a promissory note dated June 12, 2000, the Company loaned $7 to MRL. Principal and accrued interest are payable on June 12, 2003. Interest on the loan calculated at 7.65% is payable semi-annually starting August 1, 2000.

      Pursuant to a promissory note and a credit agreement dated December 19, 2000, the Company received a loan of $250 ($375 Canadian) from an affiliate, Manulife Hungary Holdings KFT. The maturity date with respect to any advances is set at 365 days after the date of the advancement. Interest on the loan is calculated at the fluctuating rate to be equivalent to LIBOR plus 25 basis points and is payable quarterly starting March 28, 2001.

13.   REINSURANCE

      In the normal course of business, the Company assumes and cedes reinsurance as a party to several reinsurance treaties with major unrelated insurance companies. The Company remains liable for amounts ceded in the event that reinsurers do not meet their obligations.

      The effects of reinsurance on premiums with unrelated insurance companies were as follows:

FOR THE YEARS ENDED DECEMBER 31                    2000       1999       1998
($ millions)
--------------------------------------------------------------------------------
Direct premiums                                   $  963     $  976     $  908

Reinsurance assumed                                   14         12         --

Reinsurance ceded                                   (163)      (107)       (60)
--------------------------------------------------------------------------------
TOTAL PREMIUMS                                    $  814     $  881     $  848
--------------------------------------------------------------------------------

      Reinsurance recoveries on ceded reinsurance contracts were $186.9, $32.9, and $41.2 during 2000, 1999, and 1998, respectively.

14.   CONTINGENCIES

      In 1999, the Company settled a class action lawsuit related to policies sold on a "vanishing premium" basis. As a result of the settlement, the Company has agreed to pay special enhancements for certain policies beginning on or after July 1, 1999. The present value of these payments has an expected value of $150. In addition, the Company will pay $50 to policyholders as part of a claims resolution process and has agreed, subject to certain conditions, to not reduce dividends for a period of 3 years and to maintain the program of voluntary enhancements that was previously implemented. The voluntary enhancements have an expected present value of $300. Management believes that these provisions are also adequate to address the remaining class actions and individual actions, including actions that may result from policyholders who have opted out of class settlement. However, there can be no assurance that these legal proceedings or any further litigation relating to life insurance pricing and sales practices will not have a material adverse effect on the Company's business, financial conditions or results of operation.

      The Company has provided for the estimated costs of settlement in these consolidated financial statements based on the terms of the settlement.

      The Company is subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

                    THE MANUFACTURERS LIFE INSURANCE COMPANY
                                    (U.S.A.)




                  CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                  NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000




   PREPARED IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE
                                  UNITED STATES

================================================================================

                            [MANULIFE FINANCIAL LOGO]

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
CONSOLIDATED BALANCE SHEETS

                                                                               AS AT               AS AT
                                                                        SEPTEMBER 30         DECEMBER 31
ASSETS  ($ millions)                                                            2001                2000
--------------------------------------------------------------------------------------------------------
                                                                          (UNAUDITED)
INVESTMENTS
   Securities available-for-sale, at fair value
       Fixed-maturity (amortized cost:  2001 $9,568 ; 2000 $9,580)      $     10,085       $      9,797
       Equity (cost:  2001 $ 956 ; 2000 $707)                                    833                852
   Mortgage loans                                                              1,629              1,539
   Real estate                                                                   964                986
   Policy loans                                                                2,171              1,998
   Short-term investments                                                        863                715
--------------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS                                                       $     16,545       $     15,887
--------------------------------------------------------------------------------------------------------

Cash and cash equivalents                                               $         26       $        164
Deferred acquisition costs                                                     2,224              2,066
Deferred income taxes                                                            144                125
Due from affiliates                                                              276                261
Amounts recoverable from reinsurers                                              821                572
Other assets                                                                     583                677
Separate account assets                                                       26,228             29,681
--------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                            $     46,847       $     49,433
========================================================================================================

LIABILITIES, CAPITAL AND SURPLUS  ($ millions)
--------------------------------------------------------------------------------------------------------
LIABILITIES:
   Policyholder liabilities and accruals                                $     17,331       $     16,240
   Note payable                                                                  200                200
   Other liabilities                                                             650                764
   Separate account liabilities                                               26,228             29,681
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                       $     44,409       $     46,885
--------------------------------------------------------------------------------------------------------

CAPITAL AND SURPLUS:
   Capital stock                                                        $          5       $          5
   Retained earnings                                                           2,345              2,260
   Accumulated other comprehensive income                                         88                283
--------------------------------------------------------------------------------------------------------
TOTAL CAPITAL AND SURPLUS                                               $      2,438       $      2,548
--------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES, CAPITAL AND SURPLUS                                  $     46,847       $     49,433
========================================================================================================

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
Consolidated Statements of (Loss) Income (UNAUDITED)

                                                        THREE MONTHS ENDED      NINE MONTHS ENDED
                                                           SEPTEMBER 30            SEPTEMBER 30

($ millions)                                              2001        2000        2001        2000
--------------------------------------------------------------------------------------------------
REVENUE:
     Premiums                                           $  203      $  196      $  594      $  613
     Fee income                                            222         244         678         702
     Net investment income                                 283         287         835         846
     Realized investment gains (losses)                     22         (24)        109         129
     Other                                                   1           2           3          --
--------------------------------------------------------------------------------------------------
TOTAL REVENUE                                           $  731      $  705      $2,219      $2,290
--------------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES:
     Policyholder benefits and claims                   $  443      $  393      $1,191      $1,249
     Operating expenses and commissions                    135         148         427         446
     Amortization of deferred acquisition costs             89          52         204          97
     Interest expense                                        7           4          23          13
     Policyholder dividends                                 91          87         258         251
     Minority interest expense                              --          13          --          19
--------------------------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                             $  765      $  697      $2,103      $2,075

--------------------------------------------------------------------------------------------------
(LOSS) INCOME BEFORE INCOME TAX (RECOVERY) EXPENSE      $  (34)     $    8      $  116      $  215
--------------------------------------------------------------------------------------------------
INCOME TAX (RECOVERY) EXPENSE                           $  (14)     $  (27)     $   31      $   46

--------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                       $  (20)     $   35      $   85      $  169
--------------------------------------------------------------------------------------------------

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS (UNAUDITED)

                                                         ACCUMULATED
                                                            OTHER
                                 CAPITAL    RETAINED    COMPREHENSIVE    TOTAL CAPITAL
($millions)                       STOCK     EARNINGS       INCOME         AND SURPLUS
--------------------------------------------------------------------------------------
Balance at December 31, 2000      $   5     $  2,260       $  283           $ 2,548
Comprehensive income                 --           85         (195)             (110)
--------------------------------------------------------------------------------------
BALANCE, SEPTEMBER 30, 2001       $   5     $  2,345       $   88           $ 2,438
======================================================================================

See accompanying notes.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)

CONSOLIDATED STATEMENTS OF CASH FLOWS  (UNAUDITED)

                                                                                                   NINE MONTHS ENDED
                                                                                                      SEPTEMBER 30
($ millions)                                                                                         2001          2000
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                                                       $     85      $    169
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
     Additions to policyholder liabilities and accruals                                               306           237
     Deferred acquisition costs                                                                      (390)         (446)
     Amortization of deferred acquisition costs                                                       204            97
     Amounts recoverable from reinsurers                                                               (6)           72
     Realized investment gains                                                                       (109)         (129)
     Decreases (additions) to deferred income taxes                                                    40           (25)
     Amounts due from affiliates                                                                       34           367
     Other assets and liabilities, net                                                               (173)         (295)
     Other, net                                                                                        87            50
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                              $     78      $     97
------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Fixed-maturity securities sold, matured or repaid                                                $  7,511      $  4,355
Fixed-maturity securities purchased                                                                (7,454)       (4,682)
Equity securities sold                                                                                180           692
Equity securities purchased                                                                          (419)         (458)
Mortgage loans advanced                                                                              (212)         (104)
Mortgage loans repaid                                                                                 124           218
Real estate sold                                                                                       42            50
Real estate purchased                                                                                 (20)          (46)
Policy loans advanced, net                                                                           (173)         (108)
Short-term investments                                                                               (147)          (77)
Other investments, net                                                                                (18)          218
------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities                                              $   (586)     $     58
------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Deposits and interest credited to policyholder account balances                                  $  1,401      $    910
Withdrawals from policyholder account balances                                                     (1,064)       (1,175)
Net reinsurance recoverable                                                                            33            71
------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                              $    370      $   (194)
------------------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents during the period                                          $   (138)     $    (39)
Cash and cash equivalents at beginning of year                                                        164           131
------------------------------------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                                                           $     26      $     92
========================================================================================================================

See accompanying notes.

                THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2001
                            (IN MILLIONS OF DOLLARS)
                                   (UNAUDITED)


1.    ORGANIZATION

      The Manufacturers Life Insurance Company (U.S.A.) ("ManUSA") is an indirectly wholly-owned subsidiary of Manulife Financial Corporation, a Canadian-based publicly traded company. Manulife Financial Corporation and its subsidiaries are collectively known as "Manulife Financial". ManUSA and its subsidiaries, collectively known as the "Company", operate in the life insurance industry, offering a broad range of insurance related products. These products are offered both on an individual and group basis and are marketed primarily in the United States.

      In December of 2000 through an issue of shares, the Company acquired the remaining 21.6% minority interest in Manulife-Wood Logan Holding Co. Inc, a subsidiary of the Company, from MRL Holding, LLC ("MRL-LLC"), an affiliated company. As this was a related party transaction, the purchase was accounted for at MRL-LLC's carrying value and no goodwill was generated.

2.    SIGNIFICANT ACCOUNTING POLICIES

      a) BASIS OF PRESENTATION

      The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), except that they do not contain complete notes. However, in the opinion of management, these statements include all normal recurring adjustments necessary for a fair presentation of the results. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2001.

      Certain prior year amounts have been reclassified to conform to the current year presentation.

      b) RECENT ACCOUNTING STANDARDS

      In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires the purchase method of accounting to be used for all future business combinations. SFAS No. 142 eliminates the practice of amortizing goodwill through periodic charges to earnings and establishes a new methodology for recognizing and measuring goodwill and other intangible assets. Under this new accounting standard, the Company will cease goodwill amortization on January 1, 2002. Goodwill amortization for full year 2001 is not expected to be material and would have been approximately the same amount in 2002 under accounting standards currently in effect. The Company is currently considering the other provisions of the new standard. The impact of adopting these two standards on the Company's financial statements is not expected to be material.

3.    DERIVATIVE FINANCIAL INSTRUMENTS

      Effective January 1, 2001 with the adoption of the Financial Accounting Standards Board Statement No. 133 - "Accounting for Derivative Instrument and Hedging Activities", and Statement No. 138 "Accounting for Certain Derivatives and Certain Hedging Activities", all derivative instruments are reported on the Consolidated Balance Sheets at their fair value, with changes in fair value recorded in income or equity, depending on the use of the derivative instrument. Changes in the fair value of derivatives that are not designated as hedges are recognized in current period earnings.

      The Company has entered into a reinsurance agreement with an unaffiliated reinsurer to reinsure the risk associated with the "Guaranteed Retirement Income Program", a rider offered on one of the variable annuity products sold. This rider is designed to protect the policyholder against adverse investment market movements. As a result, there is an embedded derivative within this agreement that has an estimated fair market value of $276 as at September 30, 2001, and is reflected in the Consolidated Balance Sheets as part of "Amounts recoverable from reinsurers". The related $276 estimated fair value of the obligation to the policyholder has been reflected in the Consolidated Balance Sheets as part of "Policyholder liabilities and accruals". There was no cumulative effect on surplus in the consolidated financial statements of the Company upon the adoption of these accounting statements.

4.    COMPREHENSIVE INCOME

      Total comprehensive income was as follows:

                                                    THREE MONTHS ENDED      NINE MONTHS ENDED
                                                       SEPTEMBER 30           SEPTEMBER 30

COMPREHENSIVE INCOME (LOSS):
($ millions)                                          2001        2000       2001        2000
----------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                   $  (20)     $   35     $   85      $  169
----------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:
Unrealized holding gains (losses) arising
during the period                                        5         (38)       (111)       (32)
Foreign currency translation                           (16)         --         (29)        (5)
Less:
Reclassification adjustment for realized
gains (losses) included in net (loss) income            (1)        (43)        55          75
----------------------------------------------------------------------------------------------
Other comprehensive income (loss)                      (10)          5       (195)       (112)
----------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME (LOSS)                         $  (30)     $   40     $ (110)     $   57
==============================================================================================

      Other comprehensive loss is reported net of taxes payable (recoverable) of $3 and $3 for the three months and ($89) and ($58) for the nine months ended September 30, 2001 and 2000, respectively.

      Accumulated other comprehensive income is comprised of the following:

                                                    AS AT               AS AT
($ millions)                                 SEPTEMBER 30, 2001   DECEMBER 31, 2000
-----------------------------------------------------------------------------------
UNREALIZED GAINS :
     Beginning balance                             $  290              $  132
     Current period change                           (166)                158
-----------------------------------------------------------------------------------
     Ending balance                                $  124              $  290
-----------------------------------------------------------------------------------
FOREIGN CURRENCY:
     Beginning balance                             $   (7)             $   (4)
     Current period change                            (29)                 (3)
-----------------------------------------------------------------------------------
     Ending balance                                $  (36)             $   (7)
-----------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME             $   88              $  283
===================================================================================

5.    CONTINGENCIES

      The Company has provided for the estimated costs of settlement in these consolidated financial statements based on the terms of the settlement.

      The Company and its subsidiaries are subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

6.    CODIFICATION

      In March 1998, the National Association of Insurance Commissioners adopted codified statutory accounting principles ("Codification") effective January 1, 2001. Codification changes prescribed statutory accounting practices and results in changes to the accounting practices that the Company's life insurance subsidiaries use to prepare their statutory-basis financial statements. The states of domicile of these subsidiaries adopted Codification as the prescribed basis of accounting on which insurers must report their statutory-basis results. The cumulative effect of changes in accounting principles adopted to conform to the requirements of Codification was reported as an increase to surplus in the statutory-basis financial statement of the respective life insurance subsidiaries. In total, statutory-basis surplus of the life insurance entities within the Company increased by $182.

7.    SUBSEQUENT EVENT

      Subject to the approval of state and federal regulators and effective for January 1, 2002, it is the intention of management to merge all of the operations of The Manufacturers Reinsurance Corporation (U.S.A.) ("MRC"), the direct parent company of ManUSA, into the operations of ManUSA beginning on that date. As a result, products currently sold and administered under the name of MRC will be offered and administered under the name of ManUSA.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA
SEPARATE ACCOUNT THREE

Audited Financial Statements

Years ended December 31, 2000 and 1999 with Report of Independent Auditors

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                          Audited Financial Statements


                     Years ended December 31, 2000 and 1999


                                    CONTENTS

Report of Independent Auditors.............................................   1

Audited Financial Statements

Statement of Assets and Contract Owners' Equity............................   2
Statements of Operations and Changes in Contract Owners' Equity............   3
Notes to Financial Statements.............................................   21

                         Report of Independent Auditors

To the Contract Owners of
The Manufacturers Life Insurance Company of America Separate Account Three

We have audited the accompanying statement of assets and contract owners' equity of The Manufacturers Life Insurance Company of America Separate Account Three as of December 31, 2000 and the related statements of operations and changes in contract owners' equity for each of the periods presented therein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Manufacturers Life Insurance Company of America Separate Account Three at December 31, 2000, and the results of its operations and the changes in its contract owners' equity for each of the periods presented therein, in conformity with accounting principles generally accepted in the United States.


                                        /s/ Ernst & Young LLP


February 2, 2001

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                 Statement of Assets and Contract Owners' Equity

                                December 31, 2000

ASSETS
Investments at market value:
   Sub-Accounts:
     Aggressive Growth Trust - 414,568 shares (cost $8,317,795)                           $    7,404,188
     All Cap Growth Trust - 917,816 shares (cost $21,435,305)                                 18,952,901
     Balanced Trust - 2,301,089 shares (cost $41,156,745)                                     35,574,830
     Blue Chip Growth Trust - 1,740,059 shares (cost $34,754,268)                             35,027,389
     Diversified Bond Trust - 311,760 shares (cost $3,265,279)                                 3,264,125
     Dynamic Growth Trust - 185,672 shares (cost $2,011,883)                                   1,481,662
     Emerging Small Company Trust - 2,675,893 shares (cost $68,799,429)                       93,709,783
     Equity Income Trust - 1,541,771 shares (cost $24,918,914)                                25,947,998
     Equity Index Trust - 4,534,540 shares (cost $72,791,172)                                 74,366,453
     Global Bond Trust 64,239 shares (cost $737,497)                                             733,612
     Global Equity Trust - 604,842 shares (cost $10,311,871)                                  11,177,484
     Growth Trust - 929,129 shares (cost $21,769,812)                                         16,482,743
     Growth and Income Trust - 1,839,411 shares (cost $49,602,514)                            52,496,785
     High Yield Trust - 396,203 shares (cost $5,141,212)                                       4,615,768
     Income and Value Trust - 566,502 shares (cost $6,727,177)                                 5,982,262
     International Index Trust - 14,306 shares (cost $165,548)                                   158,938
     International Small Cap Trust - 403,953 shares (cost $7,928,391)                          6,624,824
     International Stock Trust - 2,081,416 shares (cost $29,313,291)                          26,662,943
     International Value Trust - 133,744 shares (cost $1,579,527)                              1,612,952
     Internet Technologies Trust - 91,624 shares (cost $1,060,691)                               644,117
     Investment Quality Bond Trust - 2,262,945 shares (cost $26,320,858)                      26,566,974
     Large Cap Growth Trust - 1,041,019 shares (cost $15,668,005)                             13,096,022
     Lifestyle Aggressive 1000 Trust - 355,321 shares (cost $4,789,421)                        4,651,150
     Lifestyle Balanced 640 Trust - 732,304 shares (cost $9,796,654)                           9,915,393
     Lifestyle Conservative 280 Trust - 16,890 shares (cost $221,862)                            222,609
     Lifestyle Growth 820 Trust - 1,751,576 shares (cost $24,247,282)                         23,821,430
     Lifestyle Moderate 460 Trust - 122,270 shares (cost $1,633,000)                           1,590,737
     Mid Cap Blend Trust - 1,932,550 shares (cost $37,279,394)                                33,858,271
     Mid Cap Index Trust - 41,943 shares (cost $556,459)                                         550,706
     Mid Cap Stock Trust - 144,085 shares (cost $1,819,018)                                    1,743,424
     Money Market Trust - 6,389,899 shares (cost $63,898,986)                                 63,898,986
     Overseas Trust - 581,540 shares (cost $7,200,225)                                         6,926,139
     Pacific Rim Emerging Markets Trust - 1,127,991 shares (cost $10,976,143)                  9,249,526
     Quantitative Equity Trust - 2,533,760 shares (cost $57,968,253)                          66,536,535
     Real Estate Securities Trust - 1,509,058 shares (cost $23,955,631)                       23,496,035
     Science and Technology Trust - 1,260,592 shares (cost $42,396,074)                       29,296,160
     Small Cap Index Trust - 13,777 shares (cost $165,715)                                       155,544
     Small Company Blend Trust - 158,597 shares (cost $2,356,277)                              1,793,734
     Small Company Value Trust - 240,324 shares (cost $2,971,748)                              3,119,400
     Strategic Bond Trust - 453,123 shares (cost $5,014,118)                                   4,952,630
     Tactical Allocation Trust - 27,178 shares (cost $341,964)                                   317,168
     Total Return Trust - 176,445 shares (cost $2,214,939)                                     2,360,830
     Total Stock Market Index Trust - 26,376 shares (cost $316,787)                              293,833
     U.S. Government Securities Trust - 394,061 shares (cost $5,223,915)                       5,347,411
     U.S. Large Cap Value Trust - 576,467 shares (cost $7,414,578)                             7,545,950
     Value Trust - 552,755 shares (cost $7,722,162)                                            9,109,405
     500 Index Trust - 474,340 shares (cost $5,624,453)                                        5,350,558
                                                                                            ------------
Total assets                                                                                $778,688,317
                                                                                            ============

CONTRACT OWNERS' EQUITY
Variable life contracts                                                                     $778,688,317
                                                                                            ============


See accompanying notes.

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

         Statements of Operations and Changes in Contract Owners' Equity



                                                                                      SUB-ACCOUNT
                                                        --------------------------------------------------------------------
                                                                AGGRESSIVE GROWTH                    ALL CAP GROWTH
                                                        --------------------------------------------------------------------
                                                          YEAR ENDED        YEAR ENDED        YEAR ENDED        YEAR ENDED
                                                           DEC. 31/00        DEC. 31/99       DEC. 31/00        DEC. 31/99
                                                        --------------------------------------------------------------------
Income:
   Net investment income (loss) during the year         $         -       $         -     $    1,203,584    $      893,908
   Realized gain (loss) during the year                      781,308           201,319         1,755,854           465,497
   Unrealized appreciation (depreciation) during
     the year                                             (1,388,722)          399,725        (5,835,143)        2,522,463
                                                        --------------------------------------------------------------------
Net increase (decrease) in assets from operations           (607,414)          601,044        (2,875,705)        3,881,868
                                                        --------------------------------------------------------------------

Changes from principal transactions:
   Transfer of net premiums                                2,881,144           595,127         5,299,576         1,888,993
   Transfer on termination                                  (306,391)         (133,411)       (1,097,397)         (645,925)
   Transfer on policy loans                                  (53,389)             (156)         (261,519)          (17,003)
   Net interfund transfers                                 3,030,368          (206,543)        3,919,834         2,996,672
                                                        --------------------------------------------------------------------
Net increase (decrease) in assets from principal
   transactions                                            5,551,732           255,017         7,860,494         4,222,737
                                                        --------------------------------------------------------------------
Total increase (decrease) in assets                        4,944,318           856,061         4,984,789         8,104,605

Assets beginning of year                                   2,459,870         1,603,809        13,968,112         5,863,507
                                                        --------------------------------------------------------------------
Assets end of year                                      $  7,404,188      $  2,459,870    $   18,952,901    $   13,968,112
                                                        ====================================================================


See accompanying notes.

                                                    SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------------
                                                                        CAPITAL GROWTH
              BALANCED                       BLUE CHIP GROWTH                BOND                DIVERSIFIED BOND
---------------------------------------------------------------------------------------------------------------------------
       YEAR ENDED        YEAR ENDED       YEAR ENDED       YEAR ENDED        YEAR ENDED       YEAR ENDED       YEAR ENDED
       DEC. 31/00        DEC. 31/99       DEC. 31/00       DEC. 31/99        DEC. 31/99       DEC. 31/00       DEC. 31/99
---------------------------------------------------------------------------------------------------------------------------
  $    1,922,658    $    3,363,625    $    1,256,181   $      704,256    $    1,504,363    $    236,515      $     96,499
         720,883         1,479,053         1,099,991          613,535          (404,112)        (34,002)           (9,175)

      (6,253,446)       (5,660,915)       (3,834,145)       2,347,320        (1,309,718)         45,990           (72,120)
---------------------------------------------------------------------------------------------------------------------------
      (3,609,905)         (818,237)       (1,477,973)       3,665,111          (209,467)        248,503            15,204
---------------------------------------------------------------------------------------------------------------------------

       4,618,303         5,916,660        10,092,471        6,033,752         1,253,415         815,715           561,745
      (5,579,871)       (5,526,738)       (2,477,865)      (1,605,280)         (627,273)       (127,254)          (59,417)
        (296,021)         (340,550)         (326,876)        (118,582)          (25,224)        (39,836)           (1,024)
      (4,910,092)       (4,108,655)        3,417,891        7,106,796       (21,636,729)        623,649           276,738
---------------------------------------------------------------------------------------------------------------------------
      (6,167,681)       (4,059,283)       10,705,621       11,416,686       (21,035,811)      1,272,274           778,042
---------------------------------------------------------------------------------------------------------------------------
      (9,777,586)       (4,877,520)        9,227,648       15,081,797       (21,245,278)      1,520,777           793,246

      45,352,416        50,229,936        25,799,741       10,717,944        21,245,278       1,743,348           950,102
---------------------------------------------------------------------------------------------------------------------------
  $   35,574,830    $   45,352,416    $   35,027,389   $   25,799,741    $           --    $  3,264,125      $  1,743,348
===========================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                          SUB-ACCOUNT
                                                        ---------------------------------------------------
                                                         DYNAMIC GROWTH        EMERGING SMALL COMPANY
                                                        ---------------------------------------------------
                                                        PERIOD ENDED DEC.  YEAR ENDED DEC.  YEAR ENDED DEC.
                                                             31/00**            31/00            31/99
                                                        ---------------------------------------------------
 Income:
    Net investment income (loss) during the year        $         -      $   10,861,111   $      931,296
    Realized gain (loss) during the year                     (34,245)         6,301,844        2,234,670
    Unrealized appreciation (depreciation) during
      the year                                              (530,220)       (20,697,016)      40,955,434
                                                        ---------------------------------------------------
 Net increase (decrease) in assets from operations          (564,465)        (3,534,061)      44,121,400
                                                        ---------------------------------------------------
 Changes from principal transactions:
    Transfer of net premiums                               1,038,582         10,324,298        9,489,193
    Transfer on termination                                 (116,055)       (11,469,437)      (8,527,672)
    Transfer on policy loans                                 (44,428)        (1,229,828)        (504,673)
    Net interfund transfers                                1,168,028         (2,950,927)      (8,765,065)
                                                        ---------------------------------------------------
 Net increase (decrease) in assets from principal
    transactions                                           2,046,127         (5,325,894)      (8,308,217)
                                                        ---------------------------------------------------
 Total increase (decrease) in assets                       1,481,662         (8,859,955)      35,813,183

 Assets beginning of year                                          -        102,569,738       66,756,555
                                                        ---------------------------------------------------
 Assets end of year                                     $  1,481,662     $   93,709,783   $  102,569,738
                                                        ===================================================


** Reflects the period from commencement of operations May 1, 2000 through December 31, 2000.


See accompanying notes.

                                               SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------
              EQUITY INCOME                      EQUITY INDEX                        GLOBAL BOND
----------------------------------------------------------------------------------------------------------
       YEAR ENDED        YEAR ENDED       YEAR ENDED       YEAR ENDED        YEAR ENDED        YEAR ENDED
       DEC.31/00         DEC. 31/99       DEC. 31/00       DEC. 31/99        DEC. 31/00        DEC. 31/99
----------------------------------------------------------------------------------------------------------
   $    2,760,281   $    1,458,179    $      221,869   $    1,825,519      $   18,358       $   43,890
          (80,630)         374,940         2,696,756        3,651,616          (7,326)         (70,367)

          150,879       (1,255,027)      (10,555,450)       5,860,560           4,720          (14,905)
----------------------------------------------------------------------------------------------------------
        2,830,530          578,092        (7,636,825)      11,337,695          15,752          (41,382)
----------------------------------------------------------------------------------------------------------

        3,349,523        3,893,423        15,766,592       18,917,139         220,199          124,531
       (1,273,761)      (1,286,389)       (6,954,587)      (4,357,423)        (33,905)         (33,062)
          (53,101)         (77,443)         (248,765)        (494,140)         (2,085)             (11)
         (900,697)         311,991        (1,523,237)       5,753,290         (39,466)        (117,727)
----------------------------------------------------------------------------------------------------------
        1,121,964        2,841,582         7,040,003       19,818,866         144,743          (26,269)
----------------------------------------------------------------------------------------------------------
        3,952,494        3,419,674          (596,822)      31,156,561         160,495          (67,651)

       21,995,504       18,575,830        74,963,275       43,806,714         573,117          640,768
----------------------------------------------------------------------------------------------------------
   $   25,947,998   $   21,995,504    $   74,366,453   $   74,963,275      $  733,612       $  573,117
==========================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                   SUB-ACCOUNT
                                                       --------------------------------------------------------------------
                                                                 GLOBAL EQUITY                          GROWTH
                                                       --------------------------------------------------------------------
                                                           YEAR ENDED        YEAR ENDED       YEAR ENDED       YEAR ENDED
                                                           DEC. 31/00        DEC. 31/99       DEC. 31/00       DEC. 31/99
                                                       --------------------------------------------------------------------
Income:
   Net investment income (loss) during the year        $    1,026,287     $    493,157    $    1,603,161    $      447,543
   Realized gain (loss) during the year                      (631,106)        (155,359)          695,686           530,120
   Unrealized appreciation (depreciation) during
     the year                                                 740,951         (121,909)       (8,128,839)        2,359,746
                                                       --------------------------------------------------------------------
Net increase (decrease) in assets from operations           1,136,132          215,889        (5,829,992)        3,337,409
                                                       --------------------------------------------------------------------
Changes from principal transactions:
   Transfer of net premiums                                 2,106,572        1,527,332         6,069,409         2,817,768
   Transfer on termination                                   (515,552)        (386,590)       (1,297,222)         (500,367)
   Transfer on policy loans                                   (14,792)         (21,561)         (120,470)          (74,903)
   Net interfund transfers                                  1,068,265        1,818,979         3,009,403         2,324,764
                                                       --------------------------------------------------------------------
Net increase (decrease) in assets from principal
   transactions                                             2,644,493        2,938,160         7,661,120         4,567,262
                                                       --------------------------------------------------------------------
Total increase (decrease) in assets                         3,780,625        3,154,049         1,831,128         7,904,671

Assets beginning of year                                    7,396,859        4,242,810        14,651,615         6,746,944
                                                       --------------------------------------------------------------------
Assets end of year                                     $   11,177,484     $  7,396,859    $   16,482,743    $   14,651,615
                                                       ====================================================================

        See accompanying notes.

                                                  SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------
           GROWTH AND INCOME                       HIGH YIELD                     INCOME AND VALUE
---------------------------------------------------------------------------------------------------------
      YEAR ENDED        YEAR ENDED         YEAR ENDED      YEAR ENDED        YEAR ENDED       YEAR ENDED
      DEC. 31/00        DEC. 31/99         DEC. 31/00      DEC. 31/99        DEC. 31/00       DEC. 31/99
---------------------------------------------------------------------------------------------------------
   $    3,025,404   $    1,278,189     $     14,646     $    340,814        $1,092,315     $    408,866
          985,560        1,264,337          (62,640)         (57,295)          (16,392)          13,556

       (7,885,806)       4,417,624         (346,754)         (69,365)         (833,733)         (94,286)
---------------------------------------------------------------------------------------------------------
       (3,874,842)       6,960,150         (394,748)         214,154           242,190          328,136
---------------------------------------------------------------------------------------------------------

       11,665,612        7,477,562        1,336,937          799,494         1,131,379        1,638,769
       (3,632,508)      (3,261,292)        (275,933)        (179,923)         (459,846)        (330,215)
         (666,144)        (176,590)         (56,383)          (4,294)          (15,719)          (9,200)
        1,931,597        2,945,525          182,737          891,770           329,751            1,531
---------------------------------------------------------------------------------------------------------
        9,298,557        6,985,205        1,187,358        1,507,047           985,565        1,300,885
---------------------------------------------------------------------------------------------------------
        5,423,715       13,945,355          792,610        1,721,201         1,227,755        1,629,021

       47,073,070       33,127,715        3,823,158        2,101,957         4,754,507        3,125,486
---------------------------------------------------------------------------------------------------------
   $   52,496,785   $   47,073,070     $  4,615,768     $  3,823,158        $5,982,262     $  4,754,507
=========================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                           SUB-ACCOUNT
                                                       --------------------------------------------------
                                                         INTERNATIONAL
                                                             INDEX            INTERNATIONAL SMALL CAP
                                                       --------------------------------------------------
                                                          PERIOD ENDED       YEAR ENDED       YEAR ENDED
                                                          DEC. 31/00**       DEC. 31/00       DEC. 31/99
                                                       --------------------------------------------------
 Income:
    Net investment income (loss) during the year       $      2,220         $1,275,987     $      9,451
    Realized gain (loss) during the year                       (982)          (941,463)       1,126,604
    Unrealized appreciation (depreciation) during
      the year                                               (6,610)        (2,864,772)       1,360,161
                                                       --------------------------------------------------
 Net increase (decrease) in assets from operations           (5,372)        (2,530,248)       2,496,216
                                                       --------------------------------------------------
 Changes from principal transactions:
    Transfer of net premiums                                125,117          2,151,313          826,503
    Transfer on termination                                  (5,611)          (399,289)        (206,773)
    Transfer on policy loans                                 (6,792)          (227,364)         (11,684)
    Net interfund transfers                                  51,596          2,099,442         (266,727)
                                                       --------------------------------------------------
 Net increase (decrease) in assets from principal
    transactions                                            164,310          3,624,102          341,319
                                                       --------------------------------------------------
 Total increase (decrease) in assets                        158,938          1,093,854        2,837,535

 Assets beginning of year                                         -          5,530,970        2,693,435
                                                       --------------------------------------------------
 Assets end of year                                    $    158,938         $6,624,824     $  5,530,970
                                                       ==================================================


  * Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.


** Reflects the period from commencement of operations May 1, 2000 through December 31, 2000.


See accompanying notes.

                                                          SUB-ACCOUNT
----------------------------------------------------------------------------------------------------------------------------
                                                                              INTERNET
          INTERNATIONAL STOCK                 INTERNATIONAL VALUE           TECHNOLOGIES         INVESTMENT QUALITY BOND
----------------------------------------------------------------------------------------------------------------------------
     YEAR ENDED         YEAR ENDED         YEAR ENDED      PERIOD ENDED     PERIOD ENDED      YEAR ENDED        YEAR ENDED
     DEC. 31/00         DEC. 31/99         DEC. 31/00      DEC. 31/99*      DEC. 31/00**      DEC. 31/00        DEC. 31/99
----------------------------------------------------------------------------------------------------------------------------
  $      141,854    $    2,378,902     $      4,865      $       -         $       -      $    1,764,230    $      115,157
       1,979,909         1,389,951          (24,646)         (6,853)             (156)           (65,106)         (118,167)

      (7,021,945)        2,728,312             (339)         33,763          (416,574)           543,010          (330,836)
----------------------------------------------------------------------------------------------------------------------------
      (4,900,182)        6,497,165          (20,120)         26,910          (416,730)         2,242,134          (333,846)
----------------------------------------------------------------------------------------------------------------------------

       4,769,383         3,991,679          970,793          67,544           613,893          3,717,837         2,534,307
      (2,042,903)       (1,409,171)         (57,439)         (5,873)          (49,773)        (2,138,923)       (1,228,511)
        (319,996)         (245,714)          (6,340)              -            (4,746)          (183,365)          (45,188)
         306,879          (561,839)         268,631         368,846           501,473           (247,524)       20,819,872
----------------------------------------------------------------------------------------------------------------------------
       2,713,363         1,774,955        1,175,645         430,517         1,060,847          1,148,025        22,080,480
----------------------------------------------------------------------------------------------------------------------------
      (2,186,819)        8,272,120        1,155,525         457,427           644,117          3,390,159        21,746,634

      28,849,762        20,577,642          457,427               -                 -         23,176,815         1,430,181
----------------------------------------------------------------------------------------------------------------------------
  $   26,662,943    $   28,849,762     $  1,612,952      $  457,427        $  644,117     $   26,566,974    $   23,176,815
============================================================================================================================

              The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                        SUB-ACCOUNT
                                                             ------------------------------------------------------------------
                                                                     LARGE CAP GROWTH               LIFESTYLE AGGRESSIVE 1000
                                                             ------------------------------------------------------------------
                                                              YEAR ENDED         YEAR ENDED        YEAR ENDED        YEAR ENDED
                                                              DEC. 31/00         DEC. 31/99        DEC. 31/00        DEC. 31/99
                                                             ------------------------------------------------------------------
Income:
   Net investment income (loss) during the year              $  1,441,638      $    371,353      $    216,326      $    178,067
   Realized gain (loss) during the year                            21,675           100,576            (9,437)          (51,566)
   Unrealized appreciation (depreciation) during
     the year                                                  (3,593,685)          677,804          (443,010)          371,856
                                                             ------------------------------------------------------------------
Net increase (decrease) in assets from operations              (2,130,372)        1,149,733          (236,121)          498,357
                                                             ------------------------------------------------------------------
Changes from principal transactions:
   Transfer of net premiums                                     4,930,460         1,349,722         1,402,412         1,220,401
   Transfer on termination                                       (935,574)         (310,785)         (465,958)         (711,359)
   Transfer on policy loans                                      (149,564)          (20,962)           (1,220)           (3,817)
   Net interfund transfers                                      4,710,968           876,677            (2,198)         (911,439)
                                                             ------------------------------------------------------------------
Net increase (decrease) in assets from principal
   transactions                                                 8,556,290         1,894,652           933,036          (406,214)
                                                             ------------------------------------------------------------------
Total increase (decrease) in assets                             6,425,918         3,044,385           696,915            92,143

Assets beginning of year                                        6,670,104         3,625,719         3,954,235         3,862,092
                                                             ------------------------------------------------------------------
Assets end of year                                           $ 13,096,022      $  6,670,104      $  4,651,150      $  3,954,235
                                                             ==================================================================


See accompanying notes.

                                               SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
     LIFESTYLE BALANCED 640            LIFESTYLE CONSERVATIVE 280           LIFESTYLE GROWTH 820
-------------------------------------------------------------------------------------------------------
   YEAR ENDED       YEAR ENDED        YEAR ENDED        YEAR ENDED        YEAR ENDED       YEAR ENDED
   DEC. 31/00       DEC. 31/99        DEC. 31/00        DEC. 31/99        DEC. 31/00       DEC. 31/99
-------------------------------------------------------------------------------------------------------
$    569,650      $    396,729      $     13,788      $     11,447      $  1,673,771      $    962,278
      86,155           (30,994)             (844)            1,866            79,771           (74,308)

    (472,949)          510,201             2,739            (7,716)       (2,474,203)        1,958,069
-------------------------------------------------------------------------------------------------------
     182,856           875,936            15,683             5,597          (720,661)        2,846,039
-------------------------------------------------------------------------------------------------------

   3,308,556         3,129,737            30,443            42,811         5,916,596         5,461,863
    (883,442)       (1,094,958)           (9,144)           (8,329)       (2,038,161)       (1,622,631)
    (122,975)          (64,221)             --                --            (134,239)         (279,099)
    (805,706)         (306,459)           70,433           (32,902)          127,472        (1,593,145)
-------------------------------------------------------------------------------------------------------
   1,496,433         1,664,099            91,732             1,580         3,871,668         1,966,988
-------------------------------------------------------------------------------------------------------
   1,679,289         2,540,035           107,415             7,177         3,151,007         4,813,027

   8,236,104         5,696,069           115,194           108,017        20,670,423        15,857,396
-------------------------------------------------------------------------------------------------------
$  9,915,393      $  8,236,104      $    222,609      $    115,194      $ 23,821,430      $ 20,670,423
=======================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                  SUB-ACCOUNT
                                                      -------------------------------------------------------------------
                                                           LIFESTYLE MODERATE 460                 MID CAP BLEND
                                                      -------------------------------------------------------------------
                                                         YEAR ENDED       YEAR ENDED       YEAR ENDED        YEAR ENDED
                                                         DEC. 31/00       DEC. 31/99       DEC. 31/00        DEC. 31/99
                                                      -------------------------------------------------------------------
Income:
   Net investment income (loss) during the year       $    164,841      $     49,688      $  4,905,140      $  3,059,165
   Realized gain (loss) during the year                     (8,201)           (1,920)         (440,187)         (531,319)
   Unrealized appreciation (depreciation) during
     the year                                              (93,118)           30,959        (6,852,403)        4,461,702
                                                      -------------------------------------------------------------------
Net increase (decrease) in assets from operations           63,522            78,727        (2,387,450)        6,989,548
                                                      -------------------------------------------------------------------
Changes from principal transactions:
   Transfer of net premiums                                499,839           324,816         5,698,436         5,041,183
   Transfer on termination                                (278,844)          (80,708)       (2,255,941)       (1,858,127)
   Transfer on policy loans                                 (4,505)          (61,993)         (210,773)         (108,303)
   Net interfund transfers                                  34,843           336,696           333,630        (1,877,218)
                                                      -------------------------------------------------------------------
Net increase (decrease) in assets from principal
   transactions                                            251,333           518,811         3,565,352         1,197,535
                                                      -------------------------------------------------------------------
Total increase (decrease) in assets                        314,855           597,538         1,177,902         8,187,083

Assets beginning of year                                 1,275,882           678,344        32,680,369        24,493,286
                                                      -------------------------------------------------------------------
Assets end of year                                    $  1,590,737      $  1,275,882      $ 33,858,271      $ 32,680,369
                                                      ===================================================================


* Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

** Reflects the period from commencement of operations May 1, 2000 through December 31, 2000.


See accompanying notes.

                                                       SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------
  MID CAP INDEX              MID CAP STOCK                      MONEY MARKET                          OVERSEAS
------------------------------------------------------------------------------------------------------------------------
  PERIOD ENDED       YEAR ENDED       PERIOD ENDED     YEAR ENDED        YEAR ENDED         YEAR ENDED        YEAR ENDED
  DEC. 31/00**       DEC. 31/00        DEC. 31/99*     DEC. 31/00        DEC. 31/99         DEC. 31/00        DEC. 31/99
------------------------------------------------------------------------------------------------------------------------
$      9,975      $       --        $       --        $  2,837,122      $  1,699,216      $    410,096      $       --
       2,568             4,809              (158)             --                --            (743,314)          588,825

      (5,753)          (82,824)            7,230              --                --            (806,861)          485,470
------------------------------------------------------------------------------------------------------------------------
       6,790           (78,015)            7,072         2,837,122         1,699,216        (1,140,079)        1,074,295
------------------------------------------------------------------------------------------------------------------------

      62,405         1,209,637           114,220        60,929,701        29,641,080         2,507,305           516,783
     (18,904)          (70,213)           (9,534)       (7,374,966)       (5,654,160)         (284,281)          (73,681)
        --              (1,970)             --            (602,642)          266,827          (199,359)          (14,262)
     500,415           497,797            74,430       (37,492,208)      (12,059,047)        1,670,197         1,464,007
------------------------------------------------------------------------------------------------------------------------
     543,916         1,635,251           179,116        15,459,885        12,194,700         3,693,862         1,892,847
------------------------------------------------------------------------------------------------------------------------
     550,706         1,557,236           186,188        18,297,007        13,893,916         2,553,783         2,967,142

        --             186,188              --          45,601,979        31,708,063         4,372,356         1,405,214
------------------------------------------------------------------------------------------------------------------------
$    550,706      $  1,743,424      $    186,188      $ 63,898,986      $ 45,601,979      $  6,926,139      $  4,372,356
========================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                  SUB-ACCOUNT
                                                      ------------------------------------------------------------------
                                                                 PACIFIC RIM
                                                              EMERGING MARKETS                  QUANTITATIVE EQUITY
                                                      ------------------------------------------------------------------
                                                        YEAR ENDED        YEAR ENDED       YEAR ENDED         YEAR ENDED
                                                        DEC. 31/00        DEC. 31/99       DEC. 31/00         DEC. 31/99
                                                      ------------------------------------------------------------------
Income:
   Net investment income (loss) during the year       $     37,735      $    188,217      $  8,207,833      $  5,044,334
   Realized gain (loss) during the year                  1,142,246         1,967,184         3,373,479         3,505,103
   Unrealized appreciation (depreciation) during
     the year                                           (3,893,747)        1,745,251        (7,729,114)        2,911,530
                                                      ------------------------------------------------------------------
Net increase (decrease) in assets from operations       (2,713,766)        3,900,652         3,852,198        11,460,967
                                                      ------------------------------------------------------------------
Changes from principal transactions:
   Transfer of net premiums                              1,890,887         1,679,389         8,153,108         7,800,323
   Transfer on termination                                (692,836)         (471,769)       (8,068,279)       (5,396,356)
   Transfer on policy loans                                (93,909)          (33,384)         (437,721)         (474,041)
   Net interfund transfers                                 349,025          (185,077)        1,180,710        (3,728,101)
                                                      ------------------------------------------------------------------
Net increase (decrease) in assets from principal
   transactions                                          1,453,167           989,159           827,818        (1,798,175)
                                                      ------------------------------------------------------------------
Total increase (decrease) in assets                     (1,260,599)        4,889,811         4,680,016         9,662,792

Assets beginning of year                                10,510,125         5,620,314        61,856,519        52,193,727
                                                      ------------------------------------------------------------------
Assets end of year                                    $  9,249,526      $ 10,510,125      $ 66,536,535      $ 61,856,519
                                                      ==================================================================


* Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

** Reflects the period from commencement of operations May 1, 2000 through December 31, 2000.


See accompanying notes.

                                                              SUB-ACCOUNT
---------------------------------------------------------------------------------------------------------------------------
        REAL ESTATE SECURITIES             SCIENCE AND TECHNOLOGY        SMALL CAP INDEX          SMALL COMPANY BLEND
---------------------------------------------------------------------------------------------------------------------------
     YEAR ENDED        YEAR ENDED       YEAR ENDED         YEAR ENDED      PERIOD ENDED        YEAR ENDED      PERIOD ENDED
     DEC. 31/00        DEC. 31/99       DEC. 31/00        DEC. 31/99       DEC. 31/00**        DEC. 31/00      DEC. 31/99*
---------------------------------------------------------------------------------------------------------------------------
  $    725,501      $  1,081,197      $    875,644      $  1,831,034      $      5,143      $    166,689      $      7,350
      (368,039)           82,415         4,226,679         2,759,418            (1,758)         (184,160)            1,781

     4,345,939        (2,907,686)      (19,928,665)        5,368,742           (10,171)         (603,705)           41,163
---------------------------------------------------------------------------------------------------------------------------
     4,703,401        (1,744,074)      (14,826,342)        9,959,194            (6,786)         (621,176)           50,294
---------------------------------------------------------------------------------------------------------------------------

     2,709,003         3,182,121        11,215,089         3,767,735            94,350         1,152,722           174,380
    (1,866,577)       (2,092,541)       (2,826,592)         (796,754)           (6,716)          (46,909)          (10,104)
      (245,678)         (117,862)         (405,481)          (98,286)           (3,396)          (27,509)             --
      (847,081)       (2,881,180)        9,680,246         8,691,040            78,092           954,977           167,059
---------------------------------------------------------------------------------------------------------------------------
      (250,333)       (1,909,462)       17,663,262        11,563,735           162,330         2,033,281           331,335
---------------------------------------------------------------------------------------------------------------------------
     4,453,068        (3,653,536)        2,836,920        21,522,929           155,544         1,412,105           381,629

    19,042,967        22,696,503        26,459,240         4,936,311              --             381,629              --
---------------------------------------------------------------------------------------------------------------------------
  $ 23,496,035      $ 19,042,967      $ 29,296,160      $ 26,459,240      $    155,544      $  1,793,734      $    381,629
===========================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                               SUB-ACCOUNT
                                                      ---------------------------------------------------------------
                                                              SMALL COMPANY VALUE               STRATEGIC BOND
                                                      ---------------------------------------------------------------
                                                        YEAR ENDED       YEAR ENDED      YEAR ENDED       YEAR ENDED
                                                        DEC. 31/00       DEC. 31/99      DEC. 31/00       DEC. 31/99
                                                      ---------------------------------------------------------------
Income:
   Net investment income (loss) during the year       $     2,245      $       305      $   286,876      $   204,203
   Realized gain (loss) during the year                    93,029            7,291          (66,380)         (74,383)
   Unrealized appreciation (depreciation) during
     the year                                              48,360           88,627           61,320          (62,876)
                                                      ---------------------------------------------------------------
Net increase (decrease) in assets from operations         143,634           96,223          281,816           66,944
                                                      ---------------------------------------------------------------
Changes from principal transactions:
   Transfer of net premiums                               747,241          398,042        1,165,949          747,221
   Transfer on termination                               (104,932)         (50,211)        (235,557)        (169,596)
   Transfer on policy loans                                (9,018)            --            (45,301)         (15,952)
   Net interfund transfers                              1,241,872          289,944          304,387          (49,496)
                                                      ---------------------------------------------------------------
Net increase (decrease) in assets from principal
   transactions                                         1,875,163          637,775        1,189,478          512,177
                                                      ---------------------------------------------------------------
Total increase (decrease) in assets                     2,018,797          733,998        1,471,294          579,121

Assets beginning of year                                1,100,603          366,605        3,481,336        2,902,215
                                                      ---------------------------------------------------------------
Assets end of year                                    $ 3,119,400      $ 1,100,603      $ 4,952,630      $ 3,481,336
                                                      ===============================================================


 * Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

** Reflects the period from commencement of operations May 1, 2000 through December 31, 2000.


See accompanying notes.

                                          SUB-ACCOUNT
-------------------------------------------------------------------------------------------------------
      TACTICAL                                           TOTAL STOCK
     ALLOCATION               TOTAL RETURN               MARKET INDEX       U.S. GOVERNMENT SECURITIES
-------------------------------------------------------------------------------------------------------
    PERIOD ENDED      YEAR ENDED     PERIOD ENDED     PERIOD ENDED     YEAR ENDED        YEAR ENDED
    DEC. 31/00**      DEC. 31/00      DEC. 31/99*     DEC. 31/00**     DEC. 31/00        DEC. 31/99
-------------------------------------------------------------------------------------------------------
  $    11,333      $    29,836      $      --        $     2,748      $   319,991      $   143,586
          (20)           6,187             (252)            (239)         (33,921)          21,642

      (24,796)         145,527              364          (22,955)         189,826         (173,224)
-------------------------------------------------------------------------------------------------------
      (13,483)         181,550              112          (20,446)         475,896           (7,996)
-------------------------------------------------------------------------------------------------------

      270,846          800,492          102,093          199,595        1,442,818          933,102
       (7,090)         (68,577)         (17,463)          (9,092)        (420,953)        (302,051)
       (3,393)         (48,429)            --               --              1,677               75
       70,288        1,016,257          394,795          123,776         (710,743)         630,563
-------------------------------------------------------------------------------------------------------
      330,651        1,699,743          479,425          314,279          312,799        1,261,689
-------------------------------------------------------------------------------------------------------
      317,168        1,881,293          479,537          293,833          788,695        1,253,693

         --            479,537             --               --          4,558,716        3,305,023
-------------------------------------------------------------------------------------------------------
  $   317,168      $ 2,360,830      $   479,537      $   293,833      $ 5,347,411      $ 4,558,716
=======================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (continued)


                                                                                  SUB-ACCOUNT
                                                      --------------------------------------------------------------
                                                           U.S. LARGE CAP VALUE                     VALUE
                                                      --------------------------------------------------------------
                                                       YEAR ENDED      PERIOD ENDED      YEAR ENDED       YEAR ENDED
                                                       DEC. 31/00      DEC. 31/99*       DEC. 31/00       DEC. 31/99
                                                      --------------------------------------------------------------
Income:
   Net investment income (loss) during the year       $    30,478      $      --        $      --        $   160,502
   Realized gain (loss) during the year                     2,018               18         (204,029)         (36,495)
   Unrealized appreciation (depreciation) during
     the year                                              35,510           95,862        1,955,231         (317,742)
                                                      --------------------------------------------------------------
Net increase (decrease) in assets from operations          68,006           95,880        1,751,202         (193,735)
                                                      --------------------------------------------------------------
Changes from principal transactions:
   Transfer of net premiums                             3,097,133          373,681        1,668,925        1,586,580
   Transfer on termination                               (306,562)         (40,839)        (372,336)        (292,517)
   Transfer on policy loans                                (6,546)            --           (118,965)          (4,081)
   Net interfund transfers                              2,799,989        1,465,208        1,097,532          419,572
                                                      --------------------------------------------------------------
Net increase (decrease) in assets from principal
   transactions                                         5,584,014        1,798,050        2,275,156        1,709,554
                                                      --------------------------------------------------------------
Total increase (decrease) in assets                     5,652,020        1,893,930        4,026,358        1,515,819

Assets beginning of year                                1,893,930             --          5,083,047        3,567,228
                                                      --------------------------------------------------------------
Assets end of year                                    $ 7,545,950      $ 1,893,930      $ 9,109,405      $ 5,083,047
                                                      ==============================================================


 * Reflects the period from commencement of operations May 1, 1999 through December 31, 1999.

** Reflects the period from commencement of operations May 1, 2000 through December 31, 2000.


See accompanying notes.

               SUB-ACCOUNT
------------------------------------
   WORLDWIDE GROWTH      500 INDEX                     TOTAL
------------------------------------------------------------------------
      YEAR ENDED       PERIOD ENDED       YEAR ENDED          YEAR ENDED
      DEC. 31/99       DEC. 31/00**       DEC. 31/00          DEC. 31/99
------------------------------------------------------------------------
  $      11,362      $      11,246      $  51,387,171      $  31,693,647
         68,678            (16,940)        22,080,244         20,827,272

        (14,108)          (273,894)      (115,641,365)        69,327,505
------------------------------------------------------------------------
         65,932           (279,588)       (42,173,950)       121,848,424
------------------------------------------------------------------------

        274,770          3,899,444        214,068,040        138,216,989
        (16,702)          (203,952)       (70,163,910)       (51,392,480)
        (11,284)           (18,727)        (7,067,602)        (3,208,585)
     (1,392,780)         1,953,381            275,952           (253,364)
------------------------------------------------------------------------
     (1,145,996)         5,630,146        137,112,480         83,362,560
------------------------------------------------------------------------
     (1,080,064)         5,350,558         94,938,530        205,210,984

      1,080,064               --          683,749,787        478,538,803
------------------------------------------------------------------------
  $        --        $   5,350,558      $ 778,688,317      $ 683,749,787
========================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                          Notes to Financial Statements

                                December 31, 2000

1. ORGANIZATION

The Manufacturers Life Insurance Company of America Separate Account Three (the Account) is a separate account established by The Manufacturers Life Insurance Company of America (the Company). The account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended and invests in forty-seven sub-accounts of Manufacturers Investment Trust (the Trust). The account is a funding vehicle for allocation of net premiums under single premium variable life and variable universal life insurance contracts (the Contracts) issued by the Company. The Account was established by the Company, a life insurance company organized in 1983 under Michigan law. The Company is an indirect, wholly owned subsidiary of the Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. Each investment sub-account invests solely in shares of a particular portfolio of the Trust. The Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

As the result of portfolio changes, effective May 2, 2000, the following sub-account of the Account has been replaced with a new sub-account fund as follows:

               PREVIOUS FUND                                  NEW FUND

            Mid Cap Growth Trust                        All Cap Growth Trust

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)


1. ORGANIZATION (CONTINUED)

The following sub-accounts of the Account were added as investment options for variable life insurance contract holders of Manufacturers Life of America:

                                                          Commencement of
                                                         Operations of the
                                                            Sub-accounts
                                                         -----------------
Dynamic Growth Trust                                        May 2, 2000
International Index Trust                                   May 2, 2000
International Value Trust                                   May 1, 1999
Internet Technologies Trust                                 May 2, 2000
Mid Cap Index Trust                                         May 2, 2000
Mid Cap Stock Trust                                         May 1, 1999
Small Cap Index Trust                                       May 2, 2000
Small Company Blend Trust                                   May 1, 1999
Tactical Allocation Trust                                   May 2, 2000
Total Return Trust                                          May 1, 1999
Total Stock Market Index Trust                              May 2, 2000
U.S. Large Cap Value Trust                                  May 1, 1999
500 Index Trust                                             May 2, 2000

2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In addition to the Account, a contract holder may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. PREMIUM DEDUCTIONS

Manufacturers Life of America deducts certain charges for state, local, and federal taxes from the gross premium before placing the remaining net premiums in the sub-accounts.

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)


4. PURCHASES AND SALES

The following table shows aggregate cost of shares purchased and proceeds from sales of each Trust portfolio for the period ended December 31, 2000:

                                                           PURCHASES           SALES
                                                           ---------           -----
Aggressive Growth Trust                                $    8,019,899    $    2,468,166
All Cap Growth Trust                                       16,182,742         7,118,664
Balanced Trust                                              4,205,822         8,450,845
Blue Chip Growth Trust                                     15,877,023         3,915,222
Diversified Bond Trust                                      1,769,759           260,970
Dynamic Growth Trust                                        2,197,718           151,590
Emerging Small Company Trust                               18,477,959        12,942,742
Equity Income Trust                                         6,769,753         2,887,508
Equity Index Trust                                         18,733,836        11,471,964
Global Bond Trust                                             304,886           141,785
Global Equity Trust                                        18,079,661        14,408,881
Growth Trust                                               11,696,647         2,432,366
Growth & Income Trust                                      15,046,839         2,722,878
High Yield Trust                                            2,427,826         1,225,821
Income and Value Trust                                      2,514,745           436,865
International Index Trust                                     174,861             8,331
International Small Cap Trust                              16,507,631        11,607,542
International Stock Trust                                  21,063,260        18,208,044
International Value Trust                                   2,464,874         1,284,364
Internet Technologies Trust                                 1,691,129           630,282
Investment Quality Bond Trust                               5,805,208         2,892,953
Large Cap Growth Trust                                     11,430,246         1,432,319
Lifestyle Aggressive 1000 Trust                             1,666,763           517,400
Lifestyle Balanced 640 Trust                                3,973,581         1,907,498
Lifestyle Conservative 280 Trust                              120,201            14,680
Lifestyle Growth 820 Trust                                  7,105,742         1,560,302
Lifestyle Moderate 460 Trust                                  704,837           288,663
Mid Cap Blend Trust                                        11,675,074         3,204,582
Mid Cap Index Trust                                           858,391           304,500
Mid Cap Stock Trust                                         2,505,863           870,613
Money Market Trust                                        133,882,405       115,585,398
Overseas Trust                                             21,862,479        17,758,521
Pacific Rim Emerging Markets Trust                         10,745,858         9,254,956
Quantitative Equity Trust                                  17,411,696         8,376,044
Real Estate Securities Trust                                3,372,234         2,897,066
Science & Technology Trust                                 40,656,264        22,117,359
Small Cap Index Trust                                         188,065            20,592
Small Company Blend Trust                                   4,543,750         2,343,780
Small Company Value Trust                                   2,836,537           959,130
Strategic Bond Trust                                        2,180,768           704,413
Tactical Allocation Trust                                     347,423             5,439
Total Return Trust                                          2,007,281           277,702
Total Stock Market Index                                      322,499             5,472
U.S. Government Securities Trust                            2,117,690         1,484,900
U.S. Large Cap Value Trust                                  6,193,938           579,446
Value Trust                                                 3,939,653         1,664,497
500 Index Trust                                             5,883,114           241,721
                                                         ------------------------------
Total                                                    $488,544,430      $300,044,776
                                                         ==============================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)


5. UNIT VALUES

A summary of the accumulation unit values at December 31, 2000 and December 31, 1999 and the accumulation units and dollar value outstanding at December 31, 2000 for the variable life contracts are as follows:

                                                 1999                         2000
                                              -----------------------------------------------------------
                                              UNIT VALUE    UNIT VALUE        UNITS           DOLLARS
                                              -----------------------------------------------------------
Aggressive Growth Trust                         $20.16        $20.77          356,548     $    7,404,188
All Cap Growth Trust                             28.33         25.28          749,807         18,952,901
Balanced Trust                                   29.49         26.74        1,330,346         35,574,830
Blue Chip Growth Trust                           24.63         23.95        1,462,754         35,027,389
Diversified Bond Trust                           13.07         14.42          226,375          3,264,125
Dynamic Growth Trust                                 -          7.98          185,672          1,481,662
Emerging Small Company Trust                     74.86         71.65        1,307,969         93,709,783
Equity Income Trust                              16.64         18.80        1,380,099         25,947,998
Equity Index Trust                               23.78         21.57        3,447,963         74,366,453
Global Bond Trust                                13.27         13.49           54,365            733,612
Global Equity Trust                              16.97         19.04          587,025         11,177,484
Growth Trust                                     25.46         18.51          890,331         16,482,743
Growth and Income Trust                          23.46         21.79        2,408,919         52,496,785
High Yield Trust                                 15.37         14.00          329,776          4,615,768
Income and Value Trust                           15.51         16.28          367,507          5,982,262
International Index Trust                            -         11.27           14,103            158,938
International Small Cap Trust                    26.16         18.53          357,528          6,624,824
International Stock Trust                        18.12         15.12        1,763,929         26,662,943
International Value Trust                        12.98         12.14          132,848          1,612,952
Internet Technologies Trust                          -          7.03           91,924            644,117
Investment Quality Bond Trust                    14.51         15.87        1,673,822         26,566,974
Large Cap Growth Trust                           19.42         16.65          786,413         13,096,022
Lifestyle Aggressive 1000 Trust                  17.21         16.33          284,768          4,651,150
Lifestyle Balanced 640 Trust                     16.76         17.18          577,034          9,915,393
Lifestyle Conservative 280 Trust                 15.74         16.95           13,131            222,609
Lifestyle Growth 820 Trust                       17.62         17.09        1,393,678         23,821,430
Lifestyle Moderate 460 Trust                     16.40         17.10           93,014          1,590,737
Mid Cap Blend Trust                              18.95         17.74        1,908,650         33,858,271
Mid Cap Index Trust                                  -         13.39           41,116            550,706
Mid Cap Stock Trust                              12.60         12.10          144,085          1,743,424
Money Market Trust                               19.15         20.28        3,151,211         63,898,986
Overseas Trust                                   18.96         15.41          449,483          6,926,139
Pacific Rim Emerging Markets Trust               11.85          8.97        1,031,699          9,249,526
Quantitative Equity Trust                        53.10         56.45        1,178,769         66,536,535
Real Estate Securities Trust                     30.30         38.08          616,941         23,496,035
Science & Technology Trust                       40.21         26.51        1,104,943         29,296,160
Small Cap Index                                      -         11.70           13,291            155,544
Small Company Blend Trust                        16.07         12.90          139,069          1,793,734
Small Company Value Trust                         9.21          9.76          319,683          3,119,400
Strategic Bond Trust                             14.11         15.15          326,940          4,952,630
Tactical Allocation Trust                            -         12.10           26,212            317,168
Total Return Trust                               12.37         13.72          172,081          2,360,830
Total Stock Market Index Trust                       -         11.24           26,131            293,833
U.S. Government Securities Trust                 11.91         13.21          404,853          5,347,411
U.S. Large Cap Value Trust                       12.84         13.20          571,773          7,545,950
Value Trust                                      13.81         17.20          529,481          9,109,405
500 Index Trust                                      -         11.30          473,346          5,350,558
                                                                                            ------------
Total                                                                                       $778,688,317
                                                                                            ============

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)


6. RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly owned subsidiary of Manulife Financial, acts as the principal underwriter of the Contracts pursuant to a Distribution Agreement with the Company. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws, sell the Contracts. Registered representatives are compensated on a commission basis.

The Company has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.), which can be terminated by either party upon two months notice. Under this Agreement, the Company pays for legal, actuarial, investment and certain other administrative services.

     THE MANUFACTURERS LIFE INSURANCE
     COMPANY OF AMERICA SEPARATE ACCOUNT THREE

     Financial Statements

     Nine months ended September 30, 2001 (unaudited) with December 31, 2000 comparative (audited)

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                              Financial Statements

                Nine months ended September 30, 2001 (unaudited)
                  with December 31, 2000 comparative (audited)



                                    CONTENTS


Financial Statements

Statement of Assets and Contract Owners' Equity................................1
Statements of Operations and Changes in Contract Owners' Equity................3
Notes to Financial Statements.................................................25

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                 Statement of Assets and Contract Owners' Equity

                         September 30, 2001 (Unaudited)

ASSETS
Investments at market value:
  Sub-Accounts:
    Aggressive Growth Trust - 508,805 shares (cost $9,677,637)                  $  5,897,048
    All Cap Growth Trust - 1,080,522 shares (cost $23,979,270)                    13,484,917
    All Cap Value Trust - 10,683 shares (cost $131,525)                              114,092
    Balanced Trust - 2,270,419 shares (cost $40,120,924)                          28,811,614
    Blue Chip Growth Trust - 2,175,555 shares (cost $41,922,870)                  30,327,232
    Capital Appreciation Trust - 10,310 shares (cost $103,352)                        79,282
    Capital Opportunities Trust - 18,475 shares (cost $199,028)                      168,673
    Diversified Bond Trust - 522,738 shares (cost $5,416,251)                      5,525,336
    Dynamic Growth Trust - 361,612 shares (cost $2,845,505)                        1,507,921
    Emerging Small Company Trust - 2,693,625 shares (cost $70,005,360)            56,108,198
    Equity Growth Trust - 1,206 shares (cost $11,989)                                 12,785
    Equity Income Trust - 1,982,680 shares (cost $31,788,582)                     27,856,659
    Equity Index Trust - 4,652,921 shares (cost $75,249,952)                      58,952,512
    Equity Value Trust - 2,237 shares (cost $23,978)                                  25,253
    Financial Services Trust - 14,888 shares (cost $171,064)                         157,669
    Fundamental Value Trust - 111,039 shares (cost $1,336,102)                     1,174,790
    Global Bond Trust - 76,605 shares (cost $873,706)                                903,172
    Global Equity Trust - 764,648 shares (cost $12,038,170)                        9,099,307
    Global Value Trust - 1,102 shares (cost $11,989)                                  12,749
    Growth Trust - 1,020,903 shares (cost $22,564,639)                            12,455,020
    Growth and Income Trust - 2,126,922 shares (cost $57,352,008)                 46,260,544
    Health Sciences Trust - 35,646 shares (cost $460,082)                            428,104
    High Yield Trust - 516,875 shares (cost $5,726,082)                            4,936,161
    Income and Value Trust - 751,654 shares (cost $8,532,980)                      6,794,948
    International Index Trust - 68,940 shares (cost $688,785)                        560,482
    International Small Cap Trust - 418,408 shares (cost $5,117,244)               4,184,079
    International Stock Trust - 2,305,227 shares (cost $28,967,621)               20,285,996
    International Value Trust - 258,725 shares (cost $2,872,105)                   2,413,908
    Internet Technologies Trust - 127,271 shares (cost $1,063,234)                   352,541
    Investment Quality Bond Trust - 2,487,349 shares (cost $28,897,893)           29,499,957
    Large Cap Growth Trust - 1,417,185 shares (cost $19,532,020)                  12,612,943
    Lifestyle Aggressive 1000 Trust - 505,549 shares (cost $6,387,244)             4,610,606
    Lifestyle Balanced 640 Trust - 1,053,623 shares (cost $13,659,044)            11,621,467
    Lifestyle Conservative 280 Trust - 26,860 shares (cost $344,070)                 340,855
    Lifestyle Growth 820 Trust - 2,201,229 shares (cost $28,907,381)              22,342,471
    Lifestyle Moderate 460 Trust - 181,191 shares (cost $2,336,702)                2,103,628

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                 Statement of Assets and Contract Owners' Equity

                         September 30, 2001 (Unaudited)

ASSETS (CONTINUED)
Investments at market value:
  Sub-Accounts:
    Managed Bond Trust - 4,647 shares (cost $59,945)                            $     60,595
    Mid Cap Growth Trust - 30,733 shares (cost $347,487)                             250,169
    Mid Cap Index Trust - 102,009 shares (cost $1,328,985)                         1,118,021
    Mid Cap Opportunities Trust - 8,060 shares (cost $80,493)                         68,187
    Mid Cap Stock Trust - 240,094 shares (cost $2,670,368)                         2,141,641
    Mid Cap Value Trust - 67,628 shares (cost $842,973)                              781,779
    Money Market Trust - 7,661,984 shares (cost $76,619,838)                      76,619,838
    Overseas Trust - 731,368 shares (cost $6,585,016)                              5,799,745
    Pacific Rim Emerging Markets Trust - 1,165,693 shares (cost $9,192,377)        6,842,619
    Quantitative Equity Trust - 3,032,794 shares (cost $68,110,324)               46,826,333
    Quantitative Mid Cap Trust - 3,607 shares (cost $32,866)                          33,115
    Real Estate Securities Trust - 1,520,358 shares (cost $23,857,598)            22,866,188
    Science and Technology Trust - 1,530,902 shares (cost $39,281,373)            14,528,264
    Small Cap Index Trust - 122,472 shares (cost $1,432,739)                       1,162,263
    Small Company Blend Trust - 240,768 shares (cost $2,630,501)                   2,082,643
    Small Company Value Trust - 362,726 shares (cost $4,691,959)                   4,341,826
    Small Mid Cap Trust - 1,143 shares (cost $11,989)                                 12,286
    Strategic Bond Trust - 536,472 shares (cost $5,831,701)                        5,702,692
    Strategic Growth Trust - 44,314 shares (cost $498,408)                           409,016
    Strategic Opportunities Trust - 2,454,580 shares (cost $44,162,528)           26,362,184
    Tactical Allocation Trust - 38,747 shares (cost $469,491)                        354,919
    Telecommunications Trust - 2,074 shares (cost $20,045)                            13,727
    Total Return Trust - 407,190 shares (cost $5,327,828)                          5,659,935
    Total Stock Market Index Trust - 183,763 shares (cost $1,911,602)              1,617,111
    U.S. Government Securities Trust - 561,956 shares (cost $7,480,605)            7,738,134
    U.S. Large Cap Value Trust - 809,326 shares (cost $10,420,317)                 8,708,343
    Utilities Trust - 7,442 shares (cost $84,183)                                     69,061
    Value Trust - 886,044 shares (cost $13,441,872)                               13,184,335
    500 Index Trust - 955,933 shares (cost $10,378,673)                            8,546,044
                                                                                ------------
Total assets                                                                    $685,923,932
                                                                                ============
CONTRACT OWNERS' EQUITY
Variable life contracts                                                         $685,923,932
                                                                                ============

See accompanying notes.

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)


                                                                          SUB-ACCOUNT
                                             ---------------------------------------------------------------------
                                                    AGGRESSIVE GROWTH                      ALL CAP GROWTH
                                             ---------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00
                                             ---------------------------------------------------------------------
Income:
Net investment income during the period      $         --       $         --       $    998,403       $  1,203,584
Realized gain (loss) during the period           (128,782)           781,308           (338,894)         1,755,854
Unrealized appreciation (depreciation)
 during the period                             (2,866,983)        (1,388,722)        (8,011,949)        (5,835,143)
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                    (2,995,765)          (607,414)        (7,352,440)        (2,875,705)
                                             ---------------------------------------------------------------------
Changes from principal transactions:
  Transfer of net premiums                      1,762,397          2,881,144          2,889,377          5,299,576
  Transfer on termination                        (398,211)          (306,391)        (1,212,195)        (1,097,397)
  Transfer on policy loans                        (10,610)           (53,389)           (27,510)          (261,519)
  Net interfund transfers                         135,049          3,030,368            234,784          3,919,834
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                        1,488,625          5,551,732          1,884,456          7,860,494
                                             ---------------------------------------------------------------------

Total increase (decrease) in assets            (1,507,140)         4,944,318         (5,467,984)         4,984,789

Assets beginning of year                        7,404,188          2,459,870         18,952,901         13,968,112
                                             ---------------------------------------------------------------------
Assets end of period                         $  5,897,048       $  7,404,188       $ 13,484,917       $ 18,952,901
                                             =====================================================================


* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.

See  accompanying notes.

                                               SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
  ALL CAP                                                                                         CAPITAL
   VALUE                      BALANCED                          BLUE CHIP GROWTH               APPRECIATION
-----------------------------------------------------------------------------------------------------------
PERIOD ENDED       PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED        PERIOD ENDED
SEPT. 30/01*       SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00        SEPT. 30/01*
-----------------------------------------------------------------------------------------------------------

$         --       $    713,899       $  1,922,658       $  2,422,196       $  1,256,181       $         --
        (650)          (495,778)           720,883            (29,049)         1,099,991               (141)

     (17,432)        (5,727,394)        (6,253,446)       (11,868,759)        (3,834,145)           (24,071)
-----------------------------------------------------------------------------------------------------------

     (18,082)        (5,509,273)        (3,609,905)        (9,475,612)        (1,477,973)           (24,212)
-----------------------------------------------------------------------------------------------------------


      14,025          2,783,750          4,618,303          6,926,559         10,092,471             27,404
      (2,471)        (3,032,354)        (5,579,871)        (2,439,704)        (2,477,865)            (1,231)
          --           (250,398)          (296,021)          (138,570)          (326,876)                --
     120,620           (754,941)        (4,910,092)           427,170          3,417,891             77,321
-----------------------------------------------------------------------------------------------------------

     132,174         (1,253,943)        (6,167,681)         4,775,455         10,705,621            103,494
-----------------------------------------------------------------------------------------------------------

     114,092         (6,763,216)        (9,777,586)        (4,700,157)         9,227,648             79,282

          --         35,574,830         45,352,416         35,027,389         25,799,741                 --
-----------------------------------------------------------------------------------------------------------
$    114,092       $ 28,811,614       $ 35,574,830       $ 30,327,232       $ 35,027,389       $     79,282
===========================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)



                                                                SUB-ACCOUNT
                                             --------------------------------------------------
                                                CAPITAL
                                             OPPORTUNITIES              DIVERSIFIED BOND
                                             --------------------------------------------------
                                             PERIOD ENDED       PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01*       SEPT. 30/01         DEC. 31/00
                                             --------------------------------------------------
Income:
Net investment income during the period      $         --       $    228,405       $    236,515
Realized gain (loss) during the period             (1,981)           (48,456)           (34,002)
Unrealized appreciation (depreciation)
 during the period                                (30,355)           110,239             45,990
                                             --------------------------------------------------
Net increase (decrease) in assets from
 operations                                       (32,336)           290,188            248,503
                                             --------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                         57,362          1,003,050            815,715
  Transfer on termination                          (1,978)          (242,099)          (127,254)
  Transfer on policy loans                             --             (4,714)           (39,836)
  Net interfund transfers                         145,625          1,214,786            623,649
                                             --------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                          201,009          1,971,023          1,272,274
                                             --------------------------------------------------

Total increase (decrease) in assets               168,673          2,261,211          1,520,777

Assets beginning of year                               --          3,264,125          1,743,348
                                             --------------------------------------------------
Assets end of period                         $    168,673       $  5,525,336       $  3,264,125
                                             ==================================================


* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.
** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                         SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
                                                 EMERGING                      EQUITY
        DYNAMIC GROWTH                         SMALL COMPANY                   GROWTH                  EQUITY INCOME
-----------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED       PERIOD ENDED       PERIOD ENDED        YEAR ENDED        PERIOD ENDED      PERIOD ENDED        YEAR ENDED
SEPT. 30/01        DEC. 31/00**       SEPT. 30/01         DEC. 31/00        SEPT. 30/01*      SEPT. 30/01         DEC. 31/00
-----------------------------------------------------------------------------------------------------------------------------

$      2,669       $         --       $  2,989,181       $ 10,861,111       $         --      $  3,013,469       $  2,760,281
    (216,158)           (34,245)           647,374          6,301,844                 --           161,920            (80,630)

    (807,364)          (530,220)       (38,807,515)       (20,697,016)               796        (4,961,007)           150,879
-----------------------------------------------------------------------------------------------------------------------------

  (1,020,853)          (564,465)       (35,170,960)        (3,534,061)               796        (1,785,618)         2,830,530
-----------------------------------------------------------------------------------------------------------------------------


     536,661          1,038,582          6,183,144         10,324,298                 --         3,363,680          3,349,523
     (57,551)          (116,055)        (6,220,607)       (11,469,437)                --        (1,720,914)        (1,273,761)
     (27,834)           (44,428)          (400,789)        (1,229,828)                --           (56,332)           (53,101)
     595,836          1,168,028         (1,992,373)        (2,950,927)            11,989         2,107,845           (900,697)
-----------------------------------------------------------------------------------------------------------------------------

   1,047,112          2,046,127         (2,430,625)        (5,325,894)            11,989         3,694,279          1,121,964
-----------------------------------------------------------------------------------------------------------------------------

      26,259          1,481,662        (37,601,585)        (8,859,955)            12,785         1,908,661          3,952,494

   1,481,662                 --         93,709,783        102,569,738                 --        25,947,998         21,995,504
-----------------------------------------------------------------------------------------------------------------------------
$  1,507,921       $  1,481,662       $ 56,108,198       $ 93,709,783       $     12,785      $ 27,856,659       $ 25,947,998
=============================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)



                                                                          SUB-ACCOUNT
                                             --------------------------------------------------------------------
                                                                                                      FINANCIAL
                                                      EQUITY INDEX                 EQUITY VALUE        SERVICES
                                             --------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED      PERIOD ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01*      SEPT. 30/01*
                                             --------------------------------------------------------------------
Income:
Net investment income during the period      $  1,793,940       $    221,869       $         --      $         --
Realized gain (loss) during the period            407,681          2,696,756                 --            (2,997)
Unrealized appreciation (depreciation)
 during the period                            (17,872,721)       (10,555,450)             1,275           (13,395)
                                             --------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                   (15,671,100)        (7,636,825)             1,275           (16,392)
                                             --------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                      7,873,939         15,766,592                 --            25,656
  Transfer on termination                      (4,663,843)        (6,954,587)                --            (2,816)
  Transfer on policy loans                       (142,095)          (248,765)                --              (753)
  Net interfund transfers                      (2,810,842)        (1,523,237)            23,978           151,974
                                             --------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                          257,159          7,040,003             23,978           174,061
                                             --------------------------------------------------------------------

Total increase (decrease) in assets           (15,413,941)          (596,822)            25,253           157,669

Assets beginning of year                       74,366,453         74,963,275                 --                --
                                             --------------------------------------------------------------------
Assets end of period                         $ 58,952,512       $ 74,366,453       $     25,253      $    157,669
                                             ====================================================================


* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.

See accompanying notes.

                                                SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
FUNDAMENTAL                                                                                      GLOBAL
   VALUE                     GLOBAL  BOND                         GLOBAL EQUITY                   VALUE
-----------------------------------------------------------------------------------------------------------
PERIOD ENDED       PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED        PERIOD ENDED
SEPT. 30/01*       SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00        SEPT. 30/01*
-----------------------------------------------------------------------------------------------------------

$         --       $         --       $     18,358       $  1,777,032       $  1,026,287       $         --
      (2,754)            (3,902)            (7,326)          (710,683)          (631,106)                --

    (161,312)            33,352              4,720         (3,804,475)           740,951                760
-----------------------------------------------------------------------------------------------------------

    (164,066)            29,450             15,752         (2,738,126)         1,136,132                760
-----------------------------------------------------------------------------------------------------------


     183,046            148,356            220,199          1,599,684          2,106,572                 --
     (13,336)           (54,099)           (33,905)        (1,180,641)          (515,552)                --
      (2,258)                --             (2,085)           (21,659)           (14,792)                --
   1,171,404             45,853            (39,466)           262,565          1,068,265             11,989
-----------------------------------------------------------------------------------------------------------

   1,338,856            140,110            144,743            659,949          2,644,493             11,989
-----------------------------------------------------------------------------------------------------------

   1,174,790            169,560            160,495         (2,078,177)         3,780,625             12,749

          --            733,612            573,117         11,177,484          7,396,859                 --
-----------------------------------------------------------------------------------------------------------
$  1,174,790       $    903,172       $    733,612       $  9,099,307       $ 11,177,484       $     12,749
===========================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

   Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                          SUB-ACCOUNT
                                             ---------------------------------------------------------------------
                                                          GROWTH                          GROWTH AND INCOME
                                             ---------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00
                                             ---------------------------------------------------------------------
Income:
Net investment income during the period      $         --       $  1,603,161       $  2,743,694       $  3,025,404
Realized gain (loss) during the period           (740,395)           695,686            432,698            985,560
Unrealized appreciation (depreciation)
 during the period                             (4,822,549)        (8,128,839)       (13,985,734)        (7,885,806)
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                    (5,562,944)        (5,829,992)       (10,809,342)        (3,874,842)
                                             ---------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                      3,286,828          6,069,409          7,540,733         11,665,612
  Transfer on termination                      (1,408,322)        (1,297,222)        (3,049,830)        (3,632,508)
  Transfer on policy loans                        (15,863)          (120,470)          (149,454)          (666,144)
  Net interfund transfers                        (327,422)         3,009,403            231,652          1,931,597
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                        1,535,221          7,661,120          4,573,101          9,298,557
                                             ---------------------------------------------------------------------

Total increase (decrease) in assets            (4,027,723)         1,831,128         (6,236,241)         5,423,715

Assets beginning of year                       16,482,743         14,651,615         52,496,785         47,073,070
                                             ---------------------------------------------------------------------
Assets end of period                         $ 12,455,020       $ 16,482,743       $ 46,260,544       $ 52,496,785
                                             =====================================================================


* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.
** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                         SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------------
   HEALTH
  SCIENCES                    HIGH YIELD                         INCOME AND VALUE                    INTERNATIONAL INDEX
------------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED       PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED        PERIOD ENDED       PERIOD ENDED
SEPT. 30/01*       SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00        SEPT. 30/01        DEC. 31/00**
------------------------------------------------------------------------------------------------------------------------------

$         --       $    499,808       $     14,646       $    315,493       $  1,092,315       $         30       $      2,220
        (113)          (727,064)           (62,640)           (65,021)           (16,392)           (11,629)              (982)

     (31,978)          (264,478)          (346,754)          (993,117)          (833,733)          (121,693)            (6,610)
------------------------------------------------------------------------------------------------------------------------------

     (32,091)          (491,734)          (394,748)          (742,645)           242,190           (133,292)            (5,372)
------------------------------------------------------------------------------------------------------------------------------


      26,849            906,119          1,336,937          1,227,448          1,131,379            418,018            125,117
      (1,454)          (253,629)          (275,933)          (428,546)          (459,846)           (27,848)            (5,611)
        (753)           (20,607)           (56,383)             6,336            (15,719)               270             (6,792)
     435,553            180,244            182,737            750,093            329,751            144,396             51,596
------------------------------------------------------------------------------------------------------------------------------

     460,195            812,127          1,187,358          1,555,331            985,565            534,836            164,310
------------------------------------------------------------------------------------------------------------------------------

     428,104            320,393            792,610            812,686          1,227,755            401,544            158,938

          --          4,615,768          3,823,158          5,982,262          4,754,507            158,938                 --
------------------------------------------------------------------------------------------------------------------------------
$    428,104       $  4,936,161       $  4,615,768       $  6,794,948       $  5,982,262       $    560,482       $    158,938
==============================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)



                                                                          SUB-ACCOUNT
                                             ---------------------------------------------------------------------
                                                 INTERNATIONAL SMALL CAP                INTERNATIONAL STOCK
                                             ---------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00
                                             ---------------------------------------------------------------------
Income:
Net investment income during the period      $         --       $  1,275,987       $  1,090,518       $    141,854
Realized gain (loss) during the period         (3,010,638)          (941,463)        (2,755,243)         1,979,909
Unrealized appreciation (depreciation)
 during the period                                370,402         (2,864,772)        (6,031,276)        (7,021,945)
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                    (2,640,236)        (2,530,248)        (7,696,001)        (4,900,182)
                                             ---------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                        869,562          2,151,313          3,045,438          4,769,383
  Transfer on termination                        (327,151)          (399,289)        (1,778,133)        (2,042,903)
  Transfer on policy loans                        (13,762)          (227,364)            (5,732)          (319,996)
  Net interfund transfers                        (329,158)         2,099,442             57,481            306,879
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                          199,491          3,624,102          1,319,054          2,713,363
                                             ---------------------------------------------------------------------

Total increase (decrease) in assets            (2,440,745)         1,093,854         (6,376,947)        (2,186,819)

Assets beginning of year                        6,624,824          5,530,970         26,662,943         28,849,762
                                             ---------------------------------------------------------------------
Assets end of period                         $  4,184,079       $  6,624,824       $ 20,285,996       $ 26,662,943
                                             =====================================================================


** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
      INTERNATIONAL VALUE                  INTERNET TECHNOLOGIES                INVESTMENT QUALITY BOND
-----------------------------------------------------------------------------------------------------------
PERIOD ENDED        YEAR ENDED        PERIOD ENDED       PERIOD ENDED       PERIOD ENDED        YEAR ENDED
SEPT. 30/01         DEC. 31/00        SEPT. 30/01        DEC. 31/00**       SEPT. 30/01         DEC. 31/00
-----------------------------------------------------------------------------------------------------------

$     54,398       $      4,865       $         --       $         --       $  1,683,400       $  1,764,230
     (76,351)           (24,646)          (177,447)              (156)           (45,220)           (65,106)

    (491,622)              (339)          (294,119)          (416,574)           355,948            543,010
-----------------------------------------------------------------------------------------------------------

    (513,575)           (20,120)          (471,566)          (416,730)         1,994,128          2,242,134
-----------------------------------------------------------------------------------------------------------


     707,770            970,793            251,896            613,893          2,658,645          3,717,837
    (117,650)           (57,439)           (61,740)           (49,773)        (2,238,883)        (2,138,923)
        (994)            (6,340)           (24,556)            (4,746)           (50,915)          (183,365)
     725,405            268,631             14,390            501,473            570,008           (247,524)
-----------------------------------------------------------------------------------------------------------

   1,314,531          1,175,645            179,990          1,060,847            938,855          1,148,025
-----------------------------------------------------------------------------------------------------------

     800,956          1,155,525           (291,576)           644,117          2,932,983          3,390,159

   1,612,952            457,427            644,117                 --         26,566,974         23,176,815
-----------------------------------------------------------------------------------------------------------
$  2,413,908       $  1,612,952       $    352,541       $    644,117       $ 29,499,957       $ 26,566,974
===========================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                          SUB-ACCOUNT
                                             ---------------------------------------------------------------------
                                                    LARGE CAP GROWTH                  LIFESTYLE AGGRESSIVE 1000
                                             ---------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00
                                             ---------------------------------------------------------------------
Income:
Net investment income during the period      $    543,947       $  1,441,638       $    388,350       $    216,326
Realized gain (loss) during the period           (270,309)            21,675            (71,102)            (9,437)
Unrealized appreciation (depreciation)
 during the period                             (4,347,095)        (3,593,685)        (1,638,367)          (443,010)
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                    (4,073,457)        (2,130,372)        (1,321,119)          (236,121)
                                             ---------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                      3,678,621          4,930,460          1,425,836          1,402,412
  Transfer on termination                      (1,042,647)          (935,574)          (339,574)          (465,958)
  Transfer on policy loans                        (32,806)          (149,564)             2,456             (1,220)
  Net interfund transfers                         987,210          4,710,968            191,857             (2,198)
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                        3,590,378          8,556,290          1,280,575            933,036
                                             ---------------------------------------------------------------------

Total increase (decrease) in assets              (483,079)         6,425,918            (40,544)           696,915

Assets beginning of year                       13,096,022          6,670,104          4,651,150          3,954,235
                                             ---------------------------------------------------------------------
Assets end of period                         $ 12,612,943       $ 13,096,022       $  4,610,606       $  4,651,150
                                             =====================================================================


See accompanying notes.

                                                 SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
    LIFESTYLE BALANCED 640              LIFESTYLE CONSERVATIVE 280               LIFESTYLE GROWTH 820
-----------------------------------------------------------------------------------------------------------
PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00
-----------------------------------------------------------------------------------------------------------

$    840,004       $    569,650       $      7,122       $     13,788       $  2,133,146       $  1,673,771
      (6,333)            86,155             (2,190)              (844)          (629,529)            79,771

  (2,156,317)          (472,949)            (3,963)             2,739         (6,139,057)        (2,474,203)
-----------------------------------------------------------------------------------------------------------

  (1,322,646)           182,856                969             15,683         (4,635,440)          (720,661)
-----------------------------------------------------------------------------------------------------------


   3,120,529          3,308,556            296,991             30,443          5,905,512          5,916,596
    (830,259)          (883,442)           (17,713)            (9,144)        (3,352,952)        (2,038,161)
     (32,609)          (122,975)                --                 --            278,937           (134,239)
     771,059           (805,706)          (162,001)            70,433            324,984            127,472
-----------------------------------------------------------------------------------------------------------

   3,028,720          1,496,433            117,277             91,732          3,156,481          3,871,668
-----------------------------------------------------------------------------------------------------------

   1,706,074          1,679,289            118,246            107,415         (1,478,959)         3,151,007

   9,915,393          8,236,104            222,609            115,194         23,821,430         20,670,423
-----------------------------------------------------------------------------------------------------------
$ 11,621,467       $  9,915,393       $    340,855       $    222,609       $ 22,342,471       $ 23,821,430
===========================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                          SUB-ACCOUNT
                                             --------------------------------------------------------------------
                                                                                     MANAGED           MID CAP
                                                 LIFESTYLE MODERATE 460                BOND            GROWTH
                                             --------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED      PERIOD ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01*      SEPT. 30/01*
                                             --------------------------------------------------------------------
Income:
Net investment income during the period      $    108,993       $    164,841       $         --      $         --
Realized gain (loss) during the period            (27,676)            (8,201)                --              (746)
Unrealized appreciation (depreciation)
 during the period                               (190,812)           (93,118)               650           (97,318)
                                             --------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                      (109,495)            63,522                650           (98,064)
                                             --------------------------------------------------------------------
Changes from principal transactions:
  Transfer of net premiums                        636,407            499,839                 --            45,031
  Transfer on termination                        (100,387)          (278,844)                --            (4,579)
  Transfer on policy loans                         68,632             (4,505)                --            (1,506)
  Net interfund transfers                          17,734             34,843             59,945           309,287
                                             --------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                          622,386            251,333             59,945           348,233
                                             --------------------------------------------------------------------

Total increase (decrease) in assets               512,891            314,855             60,595           250,169

Assets beginning of year                        1,590,737          1,275,882                 --                --
                                             --------------------------------------------------------------------
Assets end of period                         $  2,103,628       $  1,590,737       $     60,595      $    250,169
                                             ====================================================================

* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.
** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------
                                         MID CAP
         MID CAP INDEX                OPPORTUNITIES               MID CAP STOCK               MID CAP VALUE
-----------------------------------------------------------------------------------------------------------
PERIOD ENDED       PERIOD ENDED       PERIOD ENDED       PERIOD ENDED        YEAR ENDED        PERIOD ENDED
SEPT. 30/01        DEC. 31/00**       SEPT. 30/01*       SEPT. 30/01         DEC. 31/00        SEPT. 30/01*
-----------------------------------------------------------------------------------------------------------

$         28       $      9,975       $         --       $         --       $         --       $         --
     (81,228)             2,568               (154)          (149,398)             4,809               (256)

    (205,210)            (5,753)           (12,306)          (453,133)           (82,824)           (61,194)
-----------------------------------------------------------------------------------------------------------

    (286,410)             6,790            (12,460)          (602,531)           (78,015)           (61,450)
-----------------------------------------------------------------------------------------------------------


     503,846             62,405             10,414            788,755          1,209,637             58,450
     (46,258)           (18,904)            (1,764)          (124,466)           (70,213)            (5,638)
          --                 --                 --             (4,924)            (1,970)                --
     396,137            500,415             71,997            341,383            497,797            790,417
-----------------------------------------------------------------------------------------------------------

     853,725            543,916             80,647          1,000,748          1,635,251            843,229
-----------------------------------------------------------------------------------------------------------

     567,315            550,706             68,187            398,217          1,557,236            781,779

     550,706                 --                 --          1,743,424            186,188                 --
-----------------------------------------------------------------------------------------------------------
$  1,118,021       $    550,706       $     68,187       $  2,141,641       $  1,743,424       $    781,779
===========================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                         SUB-ACCOUNT
                                             ---------------------------------------------------------------------
                                                       MONEY MARKET                           OVERSEAS
                                             ---------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00
                                             ---------------------------------------------------------------------
Income:
Net investment income during the period      $  2,049,964       $  2,837,122       $    592,006       $    410,096
Realized gain (loss) during the period                 --                 --         (2,107,858)          (743,314)
Unrealized appreciation (depreciation)
 during the period                                     --                 --           (511,184)          (806,861)
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                     2,049,964          2,837,122         (2,027,036)        (1,140,079)
                                             ---------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                     41,978,772         60,929,701            997,473          2,507,305
  Transfer on termination                      (7,656,194)        (7,374,966)          (332,616)          (284,281)
  Transfer on policy loans                     (1,317,464)          (602,642)           (35,163)          (199,359)
  Net interfund transfers                     (22,334,226)       (37,492,208)           270,948          1,670,197
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                       10,670,888         15,459,885            900,642          3,693,862
                                             ---------------------------------------------------------------------

Total increase (decrease) in assets            12,720,852         18,297,007         (1,126,394)         2,553,783

Assets beginning of year                       63,898,986         45,601,979          6,926,139          4,372,356
                                             ---------------------------------------------------------------------
Assets end of period                         $ 76,619,838       $ 63,898,986       $  5,799,745       $  6,926,139
                                             =====================================================================

* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.

See accompanying notes.

                                                         SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------------
          PACIFIC RIM                                                       QUANTITATIVE
        EMERGING MARKETS                   QUANTITATIVE  EQUITY               MID CAP              REAL ESTATE SECURITIES
------------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED        PERIOD ENDED       PERIOD ENDED        YEAR ENDED
SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00        SEPT. 30/01*       SEPT. 30/01         DEC. 31/00
------------------------------------------------------------------------------------------------------------------------------

$     32,951       $     37,735       $  8,592,412       $  8,207,833       $         --       $    746,285       $    725,501
  (2,060,080)         1,142,246            372,568          3,373,479                (26)          (289,756)          (368,039)

    (623,141)        (3,893,747)       (29,852,273)        (7,729,114)               250           (531,815)         4,345,939
------------------------------------------------------------------------------------------------------------------------------

  (2,650,270)        (2,713,766)       (20,887,293)         3,852,198                224            (75,286)         4,703,401
------------------------------------------------------------------------------------------------------------------------------


     984,535          1,890,887          6,284,436          8,153,108             32,560          2,043,802          2,709,003
    (558,320)          (692,836)        (4,518,694)        (8,068,279)               331         (2,519,756)        (1,866,577)
         763            (93,909)          (443,259)          (437,721)                --           (181,503)          (245,678)
    (183,615)           349,025           (145,392)         1,180,710                 --            102,896           (847,081)
------------------------------------------------------------------------------------------------------------------------------

     243,363          1,453,167          1,177,091            827,818             32,891           (554,561)          (250,333)
------------------------------------------------------------------------------------------------------------------------------

  (2,406,907)        (1,260,599)       (19,710,202)         4,680,016             33,115           (629,847)         4,453,068

   9,249,526         10,510,125         66,536,535         61,856,519                 --         23,496,035         19,042,967
------------------------------------------------------------------------------------------------------------------------------
$  6,842,619       $  9,249,526       $ 46,826,333       $ 66,536,535       $     33,115       $ 22,866,188       $ 23,496,035
==============================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                          SUB-ACCOUNT
                                             ---------------------------------------------------------------------
                                                       SCIENCE AND
                                                       TECHNOLOGY                          SMALL CAP INDEX
                                             ---------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED       PERIOD ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01        DEC. 31/00**
                                             ---------------------------------------------------------------------
Income:
Net investment income during the period      $  1,203,870       $    875,644       $         --       $      5,143
Realized gain (loss) during the period         (7,927,109)         4,226,679            (68,825)            (1,758)
Unrealized appreciation (depreciation)
 during the period                            (11,653,196)       (19,928,665)          (260,305)           (10,171)
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                   (18,376,435)       (14,826,342)          (329,130)            (6,786)
                                             ---------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                      5,414,221         11,215,089            494,545             94,350
  Transfer on termination                      (1,554,395)        (2,826,592)           (51,835)            (6,716)
  Transfer on policy loans                        (67,141)          (405,481)               141             (3,396)
  Net interfund transfers                        (184,146)         9,680,246            892,998             78,092
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
  principal transactions                        3,608,539         17,663,262          1,335,849            162,330
                                             ---------------------------------------------------------------------

Total increase (decrease) in assets           (14,767,896)         2,836,920          1,006,719            155,544

Assets beginning of year                       29,296,160         26,459,240            155,544                 --
                                             ---------------------------------------------------------------------
Assets end of period                         $ 14,528,264       $ 29,296,160       $  1,162,263       $    155,544
                                             =====================================================================

* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                          SUB-ACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
                                                                               SMALL
      SMALL COMPANY BLEND                   SMALL COMPANY VALUE               MID CAP                  STRATEGIC BOND
-----------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED        PERIOD ENDED      PERIOD ENDED        YEAR ENDED
SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00        SEPT. 30/01*      SEPT. 30/01         DEC. 31/00
-----------------------------------------------------------------------------------------------------------------------------

$     11,383       $    166,689       $      7,567       $      2,245       $         --      $    394,888       $    286,876
    (600,023)          (184,160)            19,835             93,029                 --           (56,948)           (66,380)

      14,684           (603,705)          (497,785)            48,360                297           (67,521)            61,320
-----------------------------------------------------------------------------------------------------------------------------

    (573,956)          (621,176)          (470,383)           143,634                297           270,419            281,816
-----------------------------------------------------------------------------------------------------------------------------


     603,264          1,152,722          1,027,189            747,241                 --           720,136          1,165,949
    (153,624)           (46,909)          (366,799)          (104,932)                --          (453,601)          (235,557)
      (3,918)           (27,509)           (84,747)            (9,018)                --           (15,692)           (45,301)
     417,143            954,977          1,117,166          1,241,872             11,989           228,800            304,387
-----------------------------------------------------------------------------------------------------------------------------

     862,865          2,033,281          1,692,809          1,875,163             11,989           479,643          1,189,478
-----------------------------------------------------------------------------------------------------------------------------

     288,909          1,412,105          1,222,426          2,018,797             12,286           750,062          1,471,294

   1,793,734            381,629          3,119,400          1,100,603                 --         4,952,630          3,481,336
-----------------------------------------------------------------------------------------------------------------------------
$  2,082,643       $  1,793,734       $  4,341,826       $  3,119,400       $     12,286      $  5,702,692       $  4,952,630
=============================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                SUB-ACCOUNT
                                             --------------------------------------------------
                                              STRATEGIC
                                                GROWTH             STRATEGIC OPPORTUNITIES
                                             --------------------------------------------------
                                             PERIOD ENDED       PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01*       SEPT. 30/01         DEC. 31/00
                                             --------------------------------------------------
Income:
Net investment income during the period      $         --       $  4,829,644       $  4,905,140
Realized gain (loss) during the period             (2,951)          (537,147)          (440,187)
Unrealized appreciation (depreciation)
 during the period                                (89,392)       (14,379,220)        (6,852,403)
                                             --------------------------------------------------
Net increase (decrease) in assets from
 operations                                       (92,343)       (10,086,723)        (2,387,450)
                                             --------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                         88,813          5,016,270          5,698,436
  Transfer on termination                          (5,156)        (2,330,146)        (2,255,941)
  Transfer on policy loans                             --           (106,772)          (210,773)
  Net interfund transfers                         417,702             11,284            333,630
                                             --------------------------------------------------

Net increase (decrease) in assets from
  principal transactions                          501,359          2,590,636          3,565,352
                                             --------------------------------------------------

Total increase (decrease) in assets               409,016         (7,496,087)         1,177,902

Assets beginning of year                               --         33,858,271         32,680,369
                                             --------------------------------------------------
Assets end of period                         $    409,016       $ 26,362,184       $ 33,858,271
                                             ==================================================


* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.

** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                                         SUB-ACCOUNT
------------------------------------------------------------------------------------------------------------------------------
                                          TELE-                                                             TOTAL
      TACTICAL ALLOCATION            COMMUNICATIONS                TOTAL RETURN                      STOCK MARKET INDEX
------------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED       PERIOD ENDED       PERIOD ENDED       PERIOD ENDED        YEAR ENDED        PERIOD ENDED       PERIOD ENDED
SEPT. 30/01        DEC. 31/00**       SEPT. 30/01*       SEPT. 30/01         DEC. 31/00        SEPT. 30/01        DEC. 31/00**
------------------------------------------------------------------------------------------------------------------------------

$        187       $     11,333       $         --       $    151,288       $     29,836       $         --       $      2,748
      (4,742)               (20)              (155)            26,067              6,187            (50,121)              (239)

     (89,776)           (24,796)            (6,317)           186,216            145,527           (271,537)           (22,955)
------------------------------------------------------------------------------------------------------------------------------

     (94,331)           (13,483)            (6,472)           363,571            181,550           (321,658)           (20,446)
------------------------------------------------------------------------------------------------------------------------------


     102,322            270,846              7,053          1,402,464            800,492            729,903            199,595
     (33,053)            (7,090)              (641)          (215,518)           (68,577)           (67,056)            (9,092)
      (5,527)            (3,393)                --                273            (48,429)            (6,453)                --
      68,340             70,288             13,787          1,748,315          1,016,257            988,542            123,776
------------------------------------------------------------------------------------------------------------------------------

     132,082            330,651             20,199          2,935,534          1,699,743          1,644,936            314,279
------------------------------------------------------------------------------------------------------------------------------

      37,751            317,168             13,727          3,299,105          1,881,293          1,323,278            293,833

     317,168                 --                 --          2,360,830            479,537            293,833                 --
------------------------------------------------------------------------------------------------------------------------------
$    354,919       $    317,168       $     13,727       $  5,659,935       $  2,360,830       $  1,617,111       $    293,833
==============================================================================================================================

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

  Statements of Operations and Changes in Contract Owners' Equity (Unaudited)
                                   (continued)


                                                                         SUB-ACCOUNT
                                             ---------------------------------------------------------------------
                                                     U.S. GOVERNMENT
                                                        SECURITIES                      U.S. LARGE CAP VALUE
                                             ---------------------------------------------------------------------
                                             PERIOD ENDED        YEAR ENDED        PERIOD ENDED        YEAR ENDED
                                             SEPT. 30/01         DEC. 31/00        SEPT. 30/01         DEC. 31/00
                                             ---------------------------------------------------------------------
Income:
Net investment income during the period      $    358,458       $    319,991       $     93,316       $     30,478
Realized gain (loss) during the period            (19,278)           (33,921)            23,952              2,018
Unrealized appreciation (depreciation)
 during the period                                134,033            189,826         (1,843,346)            35,510
                                             ---------------------------------------------------------------------
Net increase (decrease) in assets from
 operations                                       473,213            475,896         (1,726,078)            68,006
                                             ---------------------------------------------------------------------

Changes from principal transactions:
  Transfer of net premiums                      1,147,603          1,442,818          2,273,866          3,097,133
  Transfer on termination                        (308,768)          (420,953)          (510,296)          (306,562)
  Transfer on policy loans                        (14,414)             1,677             (1,781)            (6,546)
  Net interfund transfers                       1,093,089           (710,743)         1,126,682          2,799,989
                                             ---------------------------------------------------------------------

Net increase (decrease) in assets from
  principal transactions                        1,917,510            312,799          2,888,471          5,584,014
                                             ---------------------------------------------------------------------

Total increase (decrease) in assets             2,390,723            788,695          1,162,393          5,652,020

Assets beginning of year                        5,347,411          4,558,716          7,545,950          1,893,930
                                             ---------------------------------------------------------------------
Assets end of period                         $  7,738,134       $  5,347,411       $  8,708,343       $  7,545,950
                                             =====================================================================

* Reflects the period from commencement of operations May 1, 2001 through September 30, 2001.
** Reflects the period from commencement of operations May 2, 2000 through December 31, 2000.

See accompanying notes.

                                      SUB-ACCOUNT
----------------------------------------------------------------------------------------
 UTILITIES                      VALUE                               500 INDEX                               TOTAL
------------------------------------------------------------------------------------------------------------------------------
PERIOD ENDED       PERIOD ENDED        YEAR ENDED        PERIOD ENDED       PERIOD ENDED       PERIOD ENDED        YEAR ENDED
SEPT. 30/01*       SEPT. 30/01         DEC. 31/00        SEPT. 30/01        DEC. 31/00**       SEPT. 30/01         DEC. 31/00
------------------------------------------------------------------------------------------------------------------------------

$         --       $    393,971       $         --       $        165       $     11,246       $ 43,806,480       $ 51,387,171
        (950)           187,525           (204,029)          (209,591)           (16,940)       (22,484,207)        22,080,244

     (15,122)        (1,644,780)         1,955,231         (1,558,734)          (273,894)      (200,002,612)      (115,641,365)
------------------------------------------------------------------------------------------------------------------------------

     (16,072)        (1,063,284)         1,751,202         (1,768,160)          (279,588)      (178,680,339)       (42,173,950)
------------------------------------------------------------------------------------------------------------------------------


      18,596          2,363,187          1,668,925          3,795,009          3,899,444        150,313,807        214,068,040
      (1,826)          (826,947)          (372,336)          (389,150)          (203,952)       (59,657,533)       (70,163,910)
          --            (93,395)          (118,965)             1,448            (18,727)        (3,455,976)        (7,067,602)
      68,363          3,695,369          1,097,532          1,556,339          1,953,381         (1,284,344)           275,952
------------------------------------------------------------------------------------------------------------------------------

      85,133          5,138,214          2,275,156          4,963,646          5,630,146         85,915,954        137,112,480
------------------------------------------------------------------------------------------------------------------------------

      69,061          4,074,930          4,026,358          3,195,486          5,350,558        (92,764,385)        94,938,530

          --          9,109,405          5,083,047          5,350,558                 --        778,688,317        683,749,787
------------------------------------------------------------------------------------------------------------------------------
$     69,061       $ 13,184,335       $  9,109,405       $  8,546,044       $  5,350,558       $685,923,932       $778,688,317
==============================================================================================================================

              The Manufacturers Life Insurance Company of America
                             Separate Account Three

                          Notes to Financial Statements

                         September 30, 2001 (Unaudited)

1. ORGANIZATION

The Manufacturers Life Insurance Company of America Separate Account Three (the Account) is a separate account established by The Manufacturers Life Insurance Company of America (the Company). The account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended and invests in sixty sub-accounts of Manufacturers Investment Trust (the Trust). The account is a funding vehicle for allocation of net premiums under single premium variable life and variable universal life insurance contracts (the Contracts) issued by the Company. The Account was established by the Company, a life insurance company organized in 1983 under Michigan law. The Company is an indirect, wholly owned subsidiary of the Manufacturers Life Insurance Company (Manulife Financial), a Canadian life insurance company. Each investment sub-account invests solely in shares of a particular portfolio of the Trust. The Trust is registered under the Investment Company Act of 1940 as an open-end management investment company.

The Company is required to maintain assets in the Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all contracts participating in the Account. These assets may not be charged with liabilities which arise from any other business the Company conducts. However, all obligations under the variable contracts are general corporate obligations of the Company.

Additional assets are held in the Company's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

As the result of portfolio changes, the following sub-accounts of the Account have been replaced with new sub-accounts as follows:

    PREVIOUS FUND                     NEW FUND                 EFFECTIVE DATE
    -------------                     --------                 --------------
 Mid Cap Blend Trust        Strategic Opportunities Trust        May 1, 2001
 Mid Cap Growth Trust           All Cap Growth Trust             May 2, 2000

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)



1. ORGANIZATION (CONTINUED)

The following sub-accounts of the Account were added as investment options for variable life insurance contract holders of the Company:

                                                     Commencement of
                                                      Operations of
                                                     the Sub-accounts
                                                     ----------------
All Cap Value Trust                                     May 1, 2001
Capital Appreciation Trust                              May 1, 2001
Capital Opportunities Trust                             May 1, 2001
Dynamic Growth Trust                                    May 2, 2000
Equity Growth Trust                                     May 1, 2001
Equity Value Trust                                      May 1, 2001
Financial Services Trust                                May 1, 2001
Fundamental Value Trust                                 May 1, 2001
Global Value Trust                                      May 1, 2001
Health Sciences Trust                                   May 1, 2001
International Index Trust                               May 2, 2000
Internet Technologies Trust                             May 2, 2000
Managed Bond Trust                                      May 1, 2001
Mid Cap Growth Trust                                    May 1, 2001
Mid Cap Index Trust                                     May 2, 2000
Mid Cap Opportunities Trust                             May 1, 2001
Mid Cap Value Trust                                     May 1, 2001
Quantitative Mid Cap Trust                              May 1, 2001
Small Cap Index Trust                                   May 2, 2000
Small Mid Cap Trust                                     May 1, 2001
Strategic Growth Trust                                  May 1, 2001
Tactical Allocation Trust                               May 2, 2000
Telecommunications Trust                                May 1, 2001
Total Stock Market Index Trust                          May 2, 2000
Utilities Trust                                         May 1, 2001
500 Index Trust                                         May 2, 2000

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)




2. SIGNIFICANT ACCOUNTING POLICIES

Investments are made in the portfolios of the Trust and are valued at the reported net asset value of such portfolios. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

In addition to the Account, a contract holder may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (the Code). Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of such decision based on changes in the tax law. Such a charge may be made in future years for any federal income taxes that would be attributable to the contract.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. PREMIUM DEDUCTIONS

Manufacturers Life of America deducts certain charges for state, local, and federal taxes from the gross premium before placing the remaining net premiums in the sub-accounts.

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)




4. PURCHASES AND SALES

The following table shows aggregate cost of shares purchased and proceeds from shares sold of each Trust portfolio for the period ended September 30, 2001:

                                                   PURCHASES            SALES
                                                 -------------------------------
Aggressive Growth Trust                          $  2,054,859       $    566,234
All Cap Growth Trust                                5,783,223          2,900,364
All Cap Value Trust                                   142,523             10,349
Balanced Trust                                      2,254,696          2,794,739
Blue Chip Growth Trust                              9,427,349          2,229,697
Capital Appreciation Trust                            104,338                844
Capital Opportunities Trust                           212,450             11,441
Diversified Bond Trust                              2,538,733            339,305
Dynamic Growth Trust                                1,240,633            190,853
Emerging Small Company Trust                        6,718,136          6,159,580
Equity Growth Trust                                    11,989                  -
Equity Income Trust                                 9,040,478          2,332,730
Equity Index Trust                                  7,485,491          5,434,392
Equity Value Trust                                     23,978                  -
Financial Services Trust                              225,683             51,623
Fundamental Value Trust                             1,350,449             11,593
Global Bond Trust                                     215,881             75,770
Global Equity Trust                                 9,322,814          6,885,833
Global Value Trust                                     11,989                  -
Growth Trust                                        3,257,972          1,722,751
Growth & Income Trust                               9,084,781          1,767,986
Health Sciences Trust                                 465,427              5,233
High Yield Trust                                    4,268,927          2,956,993
Income and Value Trust                              2,146,652            275,827
International Index Trust                             574,933             40,067
International Small Cap Trust                       9,277,917          9,078,427
International Stock Trust                          11,924,058          9,514,485
International Value Trust                           2,990,356          1,621,428
Internet Technologies Trust                           305,875            125,885
Investment Quality Bond Trust                       5,671,632          3,049,377
Large Cap Growth Trust                              4,895,488            761,163
Lifestyle Aggressive 1000 Trust                     1,887,588            218,664
Lifestyle Balanced 640 Trust                        4,474,690            605,966
Lifestyle Conservative 280 Trust                      418,596            294,198
Lifestyle Growth 820 Trust                          7,898,232          2,608,605
Lifestyle Moderate 460 Trust                          965,332            233,954
Managed Bond Trust                                     59,945                  -
Mid Cap Growth Trust                                  352,710              4,478
Mid Cap Index Trust                                 2,256,921          1,403,166
Mid Cap Opportunities Trust                            81,532                884
Mid Cap Stock Trust                                 1,357,981            357,232
Mid Cap Value Trust                                   860,430             17,200
Money Market Trust                                 80,068,510         67,347,658
Overseas Trust                                     15,932,237         14,439,588
Pacific Rim Emerging Markets Trust                  6,511,137          6,234,823
Quantitative Equity Trust                          14,558,114          4,788,612

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)




4. PURCHASES AND SALES (CONTINUED)

                                                   PURCHASES            SALES
                                                 -------------------------------
Quantitative Mid Cap Trust                             33,091                199
Real Estate Securities Trust                        3,347,906          3,156,182
Science & Technology Trust                         11,891,536          7,079,128
Small Cap Index Trust                               2,997,334          1,661,485
Small Company Blend Trust                           2,094,643          1,220,396
Small Company Value Trust                           3,090,364          1,389,987
Small Mid Cap Trust                                    11,989                  -
Strategic Bond Trust                                1,499,343            624,811
Strategic Growth Trust                                520,196             18,837
Strategic Opportunities Trust                       9,755,866          2,335,586
Tactical Allocation Trust                             158,628             26,359
Telecommunications Trust                               20,619                420
Total Return Trust                                  3,494,106            407,284
Total Stock Market Index Trust                      2,637,202            992,266
U.S. Government Securities Trust                    3,609,457          1,333,490
U.S. Large Cap Value Trust                          3,453,798            472,011
Utilities Trust                                        91,479              6,346
Value Trust                                         6,774,769          1,242,583
500 Index Trust                                     5,974,761          1,010,949
                                                 -------------------------------
Total                                            $312,170,752       $182,448,316
                                                 ===============================

5. UNIT VALUES

A summary of the accumulation unit values at September 30, 2001 and December 31, 2000 and the accumulation units and dollar value outstanding at September 30, 2001 for the variable life contracts are as follows:

                                              2000                                    2001
                                          ------------------------------------------------------------------------
                                           UNIT VALUE          UNIT VALUE             UNITS              DOLLARS
                                          ------------------------------------------------------------------------
Aggressive Growth Trust                   $      20.77        $      13.48             437,599        $  5,897,048
All Cap Growth Trust                             25.28               16.30             827,136          13,484,917
All Cap Value Trust                                 --               10.68              10,683             114,092
Balanced Trust                                   26.74               22.44           1,283,867          28,811,614
Blue Chip Growth Trust                           23.95               18.01           1,684,196          30,327,232
Capital Appreciation Trust                          --                9.54               8,314              79,282
Capital Opportunities Trust                         --                9.13              18,475             168,673
Diversified Bond Trust                           14.42               15.41             358,520           5,525,336
Dynamic Growth Trust                              7.98                4.18             360,959           1,507,921
Emerging Small Company Trust                     71.65               44.53           1,260,011          56,108,198
Equity Growth Trust                                 --               10.60               1,206              12,785
Equity Income Trust                              18.80               17.69           1,575,167          27,856,659
Equity Index Trust                               21.57               17.13           3,442,167          58,952,512
Equity Value Trust                                  --               11.29               2,237              25,253
Financial Services Trust                            --               10.59              14,888             157,669
Fundamental Value Trust                             --               10.58             111,039           1,174,790
Global Bond Trust                                13.49               13.93              64,830             903,172
Global Equity Trust                              19.04               14.63             622,162           9,099,307
Global Value Trust                                  --               11.57               1,102              12,749

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)




5. UNIT VALUES (CONTINUED)

                                              2000                                    2001
                                          ------------------------------------------------------------------------
                                           UNIT VALUE          UNIT VALUE             UNITS              DOLLARS
                                          ------------------------------------------------------------------------
Growth Trust                                     18.51               12.73             978,277          12,455,020
Growth and Income Trust                          21.79               17.59           2,630,227          46,260,544
Health Sciences Trust                               --               12.01              35,646             428,104
High Yield Trust                                 14.00               12.79             386,002           4,936,161
Income and Value Trust                           16.28               14.67             463,213           6,794,948
International Index Trust                        11.27                8.25              67,957             560,482
International Small Cap Trust                    18.53               11.30             370,322           4,184,079
International Stock Trust                        15.12               10.88           1,864,008          20,285,996
International Value Trust                        12.14                9.68             249,471           2,413,908
Internet Technologies Trust                       7.03                2.77             127,271             352,541
Investment Quality Bond Trust                    15.87               17.05           1,730,216          29,499,957
Large Cap Growth Trust                           19.42               12.32           1,024,074          12,612,943
Lifestyle Aggressive 1000 Trust                  16.33               12.44             370,731           4,610,606
Lifestyle Balanced 640 Trust                     17.18               15.27             761,113          11,621,467
Lifestyle Conservative 280 Trust                 16.95               17.15              19,881             340,855
Lifestyle Growth 820 Trust                       17.09               14.03           1,592,778          22,342,471
Lifestyle Moderate 460 Trust                     17.10               16.21             129,781           2,103,628
Managed Bond Trust                                  --               13.04               4,647              60,595
Mid Cap Growth Trust                                --                8.14              30,733             250,169
Mid Cap Index Trust                              13.39               11.18              99,989           1,118,021
Mid Cap Opportunities Trust                         --                8.46               8,060              68,187
Mid Cap Stock Trust                              12.10                8.92             240,094           2,141,641
Mid Cap Value Trust                                 --               11.56              67,628             781,779
Money Market Trust                               20.28               20.90           3,665,791          76,619,838
Overseas Trust                                   15.41               11.26             514,910           5,799,745
Pacific Rim Emerging Markets Trust                8.97                6.44           1,061,853           6,842,619
Quantitative Equity Trust                        56.45               39.04           1,199,410          46,826,333
Quantitative Mid Cap Trust                          --                9.18               3,607              33,115
Real Estate Securities Trust                     38.08               38.07             600,645          22,866,188
Science & Technology Trust                       26.51               11.52           1,260,906          14,528,264
Small Cap Index Trust                            11.70                9.84             118,156           1,162,263
Small Company Blend Trust                        12.90                9.93             209,799           2,082,643
Small Company Value Trust                         9.76                9.02             481,504           4,341,826
Small Mid Cap Trust                                 --               10.75               1,143              12,286
Strategic Bond Trust                             15.15               15.93             357,999           5,702,692
Strategic Growth Trust                              --                9.23              44,314             409,016
Strategic Opportunities Trust                    17.74               12.77           2,063,786          26,362,184
Tactical Allocation Trust                        12.10                9.50              37,350             354,919
Telecommunications Trust                            --                6.62               2,074              13,727
Total Return Trust                               13.72               14.88             380,451           5,659,935
Total Stock Market Index Trust                   11.24                8.88             182,053           1,617,111
U.S. Government Securities Trust                 13.21               14.19             545,379           7,738,134
U.S. Large Cap Value Trust                       13.20               10.97             793,494           8,708,343
Utilities Trust                                     --                9.28               7,442              69,061
Value Trust                                      17.20               16.07             820,183          13,184,335
500 Index Trust                                  11.30                8.96             953,916           8,546,044
                                                                                                      ------------
Total                                                                                                 $685,923,932
                                                                                                      ============

               The Manufacturers Life Insurance Company of America
                             Separate Account Three

                    Notes to Financial Statements (continued)




6. RELATED PARTY TRANSACTIONS

ManEquity, Inc., a registered broker-dealer and indirect wholly owned subsidiary of Manulife Financial, acts as the principal underwriter of the Contracts pursuant to a Distribution Agreement with the Company. Registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized as variable life insurance agents under applicable state insurance laws, sell the Contracts. Registered representatives are compensated on a commission basis.

The Company has a formal service agreement with its affiliates, Manulife Financial and The Manufacturers Life Insurance Company (U.S.A.) ("Manulife U.S.A."), which can be terminated by either party upon two months notice. Under this Agreement, the Company pays for legal, actuarial, investment and certain other administrative services.

7. SUBSEQUENT EVENT

Subject to the approval of state and federal regulators and effective for January 1, 2002, it is the intention to transfer all of the Company's Variable business to Manulife U.S.A. via an assumption reinsurance agreement. As a result, products currently sold and administered under the name of the Company will be offered and administered under the name of Manulife U.S.A.

     PROSPECTUS

     THE MANUFACTURERS LIFE INSURANCE
     COMPANY OF AMERICA
     SEPARATE ACCOUNT THREE
     VENTURE VUL

     FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

This prospectus describes the flexible premium variable life insurance policy (the "Policy") issued by The Manufacturers Life Insurance Company of America ("Manufacturers Life of America" or the "Company"). The Policies are designed to provide lifetime insurance protection together with flexibility as to

     -    the timing and amount of premium payments,

     -    the investments underlying the Policy Value and

     -    the amount of insurance coverage.

This flexibility allows you, the policyowner, to pay premiums and adjust insurance coverage in light of your current financial circumstances and insurance needs.

Policy Value may be accumulated on a fixed basis or vary with the investment performance of the sub-accounts of Manufacturers Life of America's Separate Account Three (the "Separate Account").

We use the assets of each sub-account to purchase shares of a particular investment portfolio ("Portfolio") of Manufacturers Investment Trust. The accompanying prospectus for Manufacturers Investment Trust and the corresponding statement of additional information describe the investment objectives of the Portfolios in which you may invest net premiums. The Portfolios available to you are set forth under the subheading "Eligible Portfolios." Other sub-accounts and Portfolios may be added in the future.

You should ask a Manulife Financial representative if changing, or adding to, existing insurance coverage would be advantageous. You should note that it may not be advisable to purchase a Policy as a replacement for existing insurance.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT IS VALID ONLY WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR MANUFACTURERS INVESTMENT TRUST.

The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the Commission.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Manufacturers Life Insurance              Service Office:
Company of America                            200 Bloor Street East
500 N. Woodward Avenue                        Toronto, Ontario, Canada M4W 1E5
Bloomfield Hills, Michigan 48304              TELEPHONE:  1-800-827-4546
                                                          (1-800-VARILIN[E])

                   THE DATE OF THIS PROSPECTUS IS MAY 1, 1999.

                               PROSPECTUS CONTENTS


                                                                            PAGE
                                                                            ----

INTRODUCTION TO POLICIES .....................................................1
GENERAL INFORMATION ABOUT MANUFACTURERS
  LIFE OF AMERICA SEPARATE ACCOUNT THREE
  AND MANUFACTURERS INVESTMENT TRUST..........................................7
     Manufacturers Life of America And Manufacturers Life.....................7
     Manufacturers Life of America's Separate Account Three...................7
     Manufacturers Investment Trust...........................................8
DETAILED INFORMATION ABOUT THE POLICIES......................................11
PREMIUM PROVISIONS...........................................................11
     Policy Issue And Initial Premium........................................11
     Premium Allocation......................................................12
     Premium Limitations.....................................................12
     Short-Term Cancellation Right And "Free Look" Provisions................12
PROVISIONS FOR AVOIDING LAPSE................................................13
     No Lapse Guarantee......................................................13
     Death Benefit Guarantee.................................................14
INSURANCE BENEFIT............................................................15
     The Insurance Benefit...................................................15
     Death Benefit Options...................................................15
     Death Benefit Option Changes............................................16
     Face Amount Changes.....................................................17
POLICY VALUES................................................................18
     Policy Value............................................................18
     Transfers Of Policy Value...............................................18
     Policy Loans............................................................19
     Partial Withdrawals And Surrenders......................................22
     Charges and Deductions..................................................22
     Deductions From Premiums................................................23
     Surrender Charges.......................................................23
     Monthly Deductions......................................................30
     Administration Charge...................................................30
     Cost Of Insurance Charge................................................30
     Mortality And Expense Risks Charge......................................31
     Other Charges...........................................................31
     Special Provisions For Group Or Sponsored Arrangements..................33
     Special Provisions For Exchanges........................................34
     The General Account.....................................................34
OTHER GENERAL POLICY PROVISIONS..............................................34
     Policy Default..........................................................34
     Policy Reinstatement....................................................34
     Miscellaneous Policy Provisions.........................................35
OTHER PROVISIONS.............................................................36
     Supplementary Benefits..................................................36
     Payment Of Proceeds.....................................................36
     Reports To Policyowners.................................................36
MISCELLANEOUS MATTERS........................................................36
     Portfolio Share Substitution............................................36

     Federal Income Tax Considerations.......................................37
     Tax Status Of The Policy................................................37
Tax Treatment Of Policy Benefits.............................................38
     The Company's Taxes.....................................................40
     Distribution Of The Policy..............................................40
     Responsibilities Assumed By Manufacturers Life..........................41
     Voting Rights...........................................................41
     Directors And Officers Of Manufacturers Life of America.................42
     Year 2000 Issues........................................................44
     State Regulations.......................................................45
     Pending Litigation......................................................45
     Additional Information..................................................45
     Independent Auditors....................................................45
Financial Statements........................................................F-1
Appendices..................................................................A-1
A.   Sample Illustrations Of Policy Values, Cash Surrender
     Values And Death Benefits..............................................A-1
B.   Definitions............................................................B-1
C.   Deferred Sales Charge Tables...........................................C-1



THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION WHERE THE OFFERING WOULD NOT BE LAWFUL. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR IN THE PROSPECTUS OR STATEMENT OF ADDITIONAL INFORMATION OF MANUFACTURERS INVESTMENT TRUST. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

You are urged to examine this prospectus carefully. The INTRODUCTION TO POLICIES will briefly describe the Flexible Premium Variable Life Insurance Policy. More detailed information will be found within.

INTRODUCTION TO POLICIES

The following summary is intended to provide a general description of the most important features of the Policy. It is not a complete description. You should read all of this prospectus in order to fully understand the provisions of the Policy.

GENERAL

The Policy provides a death benefit in the event of the death of the life insured to the person you name as the beneficiary.

You may pay premiums at any time and in any amount, subject to certain limitations.

You may instruct us as to how your premiums, net of certain deductions, will be allocated. You may choose among the general account and the sub-accounts of Manufacturers Life of America's Separate Account Three. The premiums you allocate to the sub-accounts of Separate Account Three are invested in shares of a particular Portfolio of Manufacturers Investment Trust. You may change your instructions as to how premiums should be allocated at any time. You may also transfer amounts among the sub-accounts subject to certain restrictions (see "Transfers of Policy Value").

The Portfolios currently available to you are set forth beginning on the inside front cover of this prospectus. In the future we may make available other sub-accounts and Portfolios.

The Policy has a Policy Value reflecting premiums you have paid, the investment performance of the accounts to which you have allocated premiums, and certain charges for expenses and cost of insurance. You may obtain a portion of the Policy Value by taking a policy loan or a partial withdrawal, or by full surrender of the Policy.

DEATH BENEFIT

DEATH BENEFIT OPTIONS. You choose one of two death benefit options:

     -    a death benefit equal to the face amount of the Policy, or

     - a death benefit equal to the face amount of the Policy plus the Policy Value.

Under either option, the death benefit may have to be increased to satisfy the so-called "corridor percentage test" under the definition of life insurance in the Internal Revenue Code. See DETAILED INFORMATION ABOUT THE POLICIES:
INSURANCE BENEFIT -- "The Insurance Benefit" and "Death Benefit Options."

YOU MAY CHANGE THE DEATH BENEFIT OPTION. You may change the death benefit option after the Policy has been in force for two years. See Detailed Information About The Policies; Insurance Benefit -- "Death Benefit Option Changes."

YOU MAY INCREASE THE FACE AMOUNT. After the Policy has been in force for two years, you may increase the face amount of the Policy once per policy year. You may have to furnish satisfactory evidence of your insurability. Usually a Policy will have new surrender charges after an increase. See DETAILED INFORMATION ABOUT THE POLICIES; INSURANCE BENEFIT -- "Face Amount Changes."

YOU MAY DECREASE THE FACE AMOUNT. After the Policy has been in force for two years, you may decrease the face amount once per policy year, except during the two-year period following any increase in face amount. A decrease in face amount may result in the deduction of surrender charges. At any time during the two-year period following an increase, you may choose to cancel the increase. See DETAILED INFORMATION ABOUT THE POLICIES; INSURANCE BENEFIT -- "Face Amount Changes."

PREMIUM PAYMENTS ARE FLEXIBLE

You may pay premiums at any time and in any amount, subject to certain limitations. See DETAILED INFORMATION ABOUT THE POLICIES; PREMIUM PROVISIONS -- "Policy Issue" and "Premium Limitations."

You must pay at least the Initial Premium to put the Policy in force. See DETAILED INFORMATION ABOUT THE POLICIES; PREMIUM PROVISIONS -- "Policy Limitations" and "Death Benefit Guarantee."

After the Initial Premium is paid there is no minimum premium required. However, by complying with certain tests reflecting the amount of premiums paid, you can ensure that the Policy will not go into default for the first three policy years. For Policies with a face amount of at least $250,000, the protection against default extends beyond the three year period. See DETAILED INFORMATION ABOUT THE POLICIES; PREMIUM PROVISIONS -- "Death Benefit Guarantee."

The Policy is subject to maximum premium limitations to ensure that it qualifies as life insurance under rules defined in the Internal Revenue Code. See DETAILED INFORMATION ABOUT THE POLICIES; PREMIUM PROVISIONS -- "Premium Limitations."

THE POLICY VALUE

The Policy has a Policy Value which reflects the following:

     -    the premium payments you have made;

     - the investment performance of the sub-accounts to which you have allocated net premiums;

     - the interest we have credited to amounts allocated to our general account;

     -    any partial withdrawals you have made;

     -    and charges we have deducted under the Policy.

The Policy Value is the sum of the values in the Investment Accounts, the Fixed Account and the Loan Account.

INVESTMENT ACCOUNT. We establish an Investment Account under the Policy for each sub-account of the Separate Account to which you have allocated net premiums or have transferred amounts. An Investment Account measures the interest of the Policy in the corresponding sub-account.

The value of each Investment Account under the Policy varies each Business Day and reflects the investment performance of the Portfolio shares held in the corresponding sub-account. See DETAILED INFORMATION ABOUT THE POLICIES; Policy Values -- "Policy Value."

FIXED ACCOUNT. The Fixed Account consists of that portion of the Policy Value based on net premiums allocated to, and amounts transferred to, the general account of the Company. We credit interest on amounts in the Fixed Account at an effective annual rate guaranteed to be at least 4%. See DETAILED INFORMATION ABOUT THE POLICIES and The General Account.

LOAN ACCOUNT. When you make a policy loan, we will establish a Loan Account under the Policy. We will transfer an amount from the Investment Accounts and the Fixed Account to the Loan Account.

We will credit interest to amounts in the Loan Account at an effective annual rate of at least 4%. The actual rate credited on loan amounts will be the rate charged on loan amounts less an interest rate differential, currently 1.75%. For Select Loan

Amounts the interest rate differential is currently 0%. This is subject to change in certain circumstances. See DETAILED INFORMATION ABOUT THE POLICIES; Policy Values -- "Policy Loans."

TRANSFERS ARE PERMITTED. You may transfer amounts among the sub-accounts of Separate Account Three and our general account, subject to certain restrictions.

We permit twelve transfers per policy year at no cost to you. Transfers in excess of that will cost $25 per transfer. If you request more than one transfer at the same time, we will treat your requests as a single request.

Certain restrictions may apply to transfer requests. See DETAILED INFORMATION ABOUT THE POLICIES; Policy Values -- "Policy Value."

USING THE POLICY VALUE

BORROWING AGAINST THE POLICY VALUE. You may borrow against the Policy Value. The minimum loan amount is $500.

Loan interest will be charged on a fixed basis at an effective annual rate of 5.75%. See DETAILED INFORMATION ABOUT THE POLICIES; Policy Values -- "Policy Loans."

YOU MAY MAKE A PARTIAL WITHDRAWAL OF THE POLICY VALUE. After a Policy has been in force for two years, you may make a partial withdrawal of the Policy Value. The minimum amount you may withdraw is $500. You may specify that the withdrawal is to be made from a specific Investment Account or the Fixed Account.

A partial withdrawal may result in a reduction in the face amount of the Policy. It may also result in the assessment of a portion of the surrender charges to which the Policy is subject. See DETAILED INFORMATION ABOUT THE POLICIES; Policy Values -- "Partial Withdrawals and Surrenders" and Charges and Deductions -- "Surrender Charges."

THE POLICY MAY BE SURRENDERED FOR ITS NET CASH SURRENDER VALUE. The Net Cash Surrender Value is equal to the Policy Value less surrender charges, outstanding monthly deductions due and the value of the Loan Account. Surrender of a Policy during the Surrender Charge Period will usually result in assessment of surrender charges. See Detailed Information About the Policies; Policy Values -- "Partial Withdrawals and Surrenders" and Charges and Deductions -- "Surrender Charges."

CHARGES AND DEDUCTIONS

1) DEDUCTIONS FROM PREMIUMS.

     - we reserve the right to make a charge for state, local and federal taxes in an amount not to exceed 3.60% (in Oregon no state premium tax is deducted).

2) SURRENDER CHARGES. We usually deduct a deferred underwriting charge and a deferred sales charge if, during the Surrender Charge Period:

     -    you surrender the Policy for its Net Cash Surrender Value,

     -    you make a partial withdrawal in excess of the Withdrawal Tier Amount,

     -    you decrease the face amount of the Policy, or

     -    the Policy lapses.

The deferred underwriting charge is $6 for each $1,000 of face amount of life insurance coverage initially or added by increase.

In effect, the charge applies only to the first $500,000 of face amount initially purchased or the first $500,000 of each subsequent increase in face amount. Thus, the charge made in connection with any one underwriting will not exceed $3,000.

The full amount of the deferred underwriting charge will be in effect for five years following Policy issue. Beginning in the sixth year these charges grade downward over a maximum ten-year period. See DETAILED INFORMATION ABOUT THE POLICIES; Charges And Deductions -- "Surrender Charges."

The maximum deferred sales charge is 50% of premiums paid up to a maximum number of Target Premiums that varies (from -0.180 to 3.031) according to the issue age of the life insured, the face amount at issue and the amount of any increase.

Subject to compliance with the sales charge limitation provisions described below, the maximum deferred sales charge will be in effect for at least the first two years of the Surrender Charge Period. After that, the portion of the deferred sales charge that remains in effect will grade down at a rate that also varies according to the issue age of the life insured, until at the end of the Surrender Charge Period there is no deferred sales charge. See DETAILED INFORMATION ABOUT THE POLICIES -- "Charges And Deductions" -- Surrender Charges.

Because of the sales charge limitation described below, the deferred sales charge assessable under the Policy may increase at the beginning of the third policy year.

If you increase the face amount, the surrender charges applicable to the increase will be those rates that would apply if a Policy were issued to the life insured at his or her then attained age and based on the amount of the increase.

LIMITATIONS OF SALES CHARGES. If the Policy is surrendered at any time during the first two years following issuance or following an increase in face amount or if you cancel the increase during the two-year period following the increase, then we may forego deducting the maximum deferred sales charge applicable to the Policy or the increase. See DETAILED INFORMATION ABOUT THE POLICIES; Charges and Deductions -- "Surrender Charges." If you surrender the Policy after that two-year period, the full amount of the applicable sales charge will apply.

3) MONTHLY DEDUCTIONS. At the beginning of each policy month we deduct from the Policy Value:

     - an administration charge of $35 per month until the first policy anniversary; thereafter $10 per month (the right is reserved to increase the administration charge by an additional amount of up to $.01 per $1,000 of face amount per

     -    a charge for the cost of insurance,

     - a charge for mortality and expense risks of .90% per annum through the later of the tenth policy anniversary and your attained age 60 and, thereafter,.45% per annum (This charge is assessed against the value of your investment accounts.), and

     -    charge(s) for any supplementary benefit(s) added to the Policy.

At the Company's discretion, the policy owner may request that the sum of all charges assessed monthly be deducted from the Fixed Account or one of the sub-accounts of the Separate Account.

The cost of insurance charge varies based on the net amount at risk under the Policy and the applicable cost of insurance rate. Cost of insurance rates vary according to issue age, the duration of the coverage, sex (unless unisex rates are required by law), any additional risk ratings indicated in the policy, and risk class of the life insured. The maximum cost of insurance rate we charge will not exceed the 1980 Commissioners Standard Ordinary Smoker/Nonsmoker Mortality Tables. However, any additional ratings as indicated in the Policy will be added to the cost of insurance rate. See DETAILED INFORMATION ABOUT THE POLICIES; Charges and Deductions --"Monthly Deductions."

If the Policy is still in force when the life insured attains age 100, we will not take any further monthly deductions from the Policy Value.

4) OTHER CHARGES. Charges will be imposed on certain transfers of Policy Values, including a $25 charge for each transfer in excess of twelve per policy year and a $5 charge for each Dollar Cost Averaging transfer if Policy Value does not exceed $15,000. See Policy Values -- "Transfers Of Policy Value."

INVESTMENT MANAGEMENT FEES AND EXPENSES

The Separate Account purchases shares of the Portfolios at net asset value. The net asset value of those shares reflects investment management fees and certain expenses. The Trust (excluding the Lifestyle Trusts) pays investment management fees that range from 0.25% to 1.10% of the assets of the Portfolios. In addition, the Portfolios' other expenses range from between 0.04% and 0.36% of the assets of the Portfolios (excluding the Lifestyle Trusts). Because each Lifestyle Trust invests in shares of other Portfolios, each bears its pro rata shares of the fees and expenses incurred by the other Portfolios.

The fees and expenses for each Portfolio for the Trust's last fiscal year are shown in the Table of Investment Management Fees and Expenses. These fees and expenses are described in detail in the accompanying Trust prospectus to which reference should be made.

We reserve the right to charge or establish a provision for any federal, state or local taxes that may be attributable to the Separate Account or our operations with respect to the Policies. This charge or provision for taxes would be in addition to the deductions for state, local and federal taxes currently being made.

SUPPLEMENTARY BENEFITS

You may choose to add certain supplementary benefits to the Policy. These supplementary benefits include

     -    an accidental death benefit,

     -    life insurance for additional insured persons,

     -    acceleration of benefits in the event of terminal illness,

     -    a disability benefit to waive the cost of monthly deductions, and

     -    an option to ensure a guaranteed Policy Value.

The cost of any supplementary benefits will be deducted from the Policy Value monthly. See DETAILED INFORMATION ABOUT THE POLICIES; Other Provisions -- "Supplementary Benefits."

DEFAULT

Unless the Death Benefit Guarantee is in effect, the Policy will go into default if the Net Cash Surrender Value at the beginning of any policy month would go below zero after deducting the monthly charges then due. The Policy will not go into default if the policy qualifies for the Death Benefit Guarantee. We will send a notice to you if the Policy goes into default. It will allow a grace period in which you may make a premium payment sufficient to bring the Policy out of default. If you do not pay the required premium during the grace period, the Policy will terminate. See DETAILED INFORMATION ABOUT THE POLICIES; Premium Provisions -- "Policy Default."

DEATH BENEFIT GUARANTEE

A death benefit guarantee is available under Policies issued and maintained with a minimum face amount of $250,000. As long as the Cumulative Premium Test or, where applicable, the Fund Value Test is satisfied, we guarantee that the Policy will not go into default

     - prior to the life insured's attaining age 100 if Death Benefit Option 1 is maintained throughout the life of the Policy and

     - prior to the life insured's attaining age 85 if Death Benefit Option 2 is selected at any time, regardless of the investment performance of the Funds underlying the Policy Value.

Under Policies with face amounts of less than $250,000 there is no Death Benefit Guarantee after the third policy anniversary. The Death Benefit Guarantee is not available under Policies issued in the state of New Jersey. See DETAILED INFORMATION ABOUT THE POLICIES; Premium Provisions -- "Death Benefit Guarantee."

REINSTATEMENT

If your Policy is terminated, you may have it reinstated within either the 21-day or five-year period following the date of termination, providing certain conditions are met. See DETAILED INFORMATION ABOUT THE POLICIES; Premium Provisions -- "Policy Reinstatement."

FREE LOOK

You may return a Policy for a refund of premium within the later of:

     -    10 days after you receive the Policy,

     -    45 days after you sign the application for the Policy, or

     -    10 days after we mail or deliver a notice of this right of withdrawal.

If you request an increase in face amount which results in new surrender charges, the "free look" provision will also apply to the increase. See DETAILED INFORMATION ABOUT THE POLICIES; PREMIUM PROVISIONS -- "Short-Term Cancellation Right and 'Free Look' Provisions."

FEDERAL TAX MATTERS

We believe that a Policy issued on a standard risk class basis should meet the definition of a life insurance contract as set forth in Section 7702 of the Internal Revenue Code of 1986. With respect to a Policy issued on a substandard basis, there is less guidance available to determine if such a Policy would satisfy the Section 7702 definition of a life insurance contract, particularly if the policyowner pays the full amount of premiums permitted under such a Policy. If your Policy qualifies as a life insurance contract for Federal income tax purposes, you should not be deemed to be in constructive receipt of Policy Value under a Policy until there is a distribution from the Policy. Moreover, death benefits payable under a Policy should be completely excludable from the gross income of the beneficiary. As a result, the beneficiary generally should not be taxed on these proceeds. See MISCELLANEOUS MATTERS -- FEDERAL INCOME TAX CONSIDERATIONS -- (TAX STATUS OF THE POLICY).

Under certain circumstances, a Policy may be treated as a "Modified Endowment Contract." If the Policy is a Modified Endowment Contract, then all pre-death distributions, including Policy loans, will be treated first as a distribution of taxable income and then as a return of investment in the Policy. In addition, prior to age 59 1/2 any such distributions generally will be subject to a 10% penalty tax. See MISCELLANEOUS MATTERS -- FEDERAL INCOME TAX CONSIDERATIONS -- (TAX TREATMENT OF POLICY BENEFITS).

If the Policy is not a Modified Endowment Contract, distributions generally will be treated first as a return of investment in the Policy and then a disbursement of taxable income. Moreover, loans will not be treated as distributions. Select Loans may, however, be treated as taxable distributions. If you are considering the use of systematic policy loans as one element of a comprehensive retirement income plan, you should consult your personal tax adviser regarding the potential tax consequences if such loans were to so reduce Policy Value that the Policy would lapse, absent additional payments. The premium payment necessary to avert lapse would increase with the age of the insured. Finally, neither distributions nor loans under a Policy that is not a Modified Endowment Contract are subject to the 10% penalty tax. See MISCELLANEOUS MATTERS -- FEDERAL INCOME TAX CONSIDERATIONS -- (DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS).

The United States Congress has in the past considered, and in the future may consider legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, or adopt new interpretations of existing laws, state tax laws or, if the policyowner is not a United States resident, foreign tax laws, which may affect the tax consequences to him or her, the lives insured or the beneficiary. These laws may change from time to time without notice and, as a result, the tax consequences may be altered. There is no way of predicting whether, when or in what form any such change would be adopted. Any such change could have a retroactive effect regardless of the date of enactment. We suggest that you consult a tax adviser.

ESTATE AND GENERATION-SKIPPING TAX

The proceeds of this life insurance policy may be taxable under Estate and Generation-Skipping Tax provisions of the Internal Revenue Code. You should consult your tax adviser regarding these taxes.

GENERAL INFORMATION ABOUT MANUFACTURERS LIFE OF AMERICA, SEPARATE ACCOUNT THREE, AND MANUFACTURERS INVESTMENT TRUST

MANUFACTURERS LIFE OF AMERICA AND MANUFACTURERS LIFE

We are a stock life insurance company governed by the laws of Michigan. We are licensed to do business as a life insurance company in the District of Columbia and all states of the United States except New York. We are an indirect wholly-owned subsidiary of The Manufacturers Life Insurance Company ("Manufacturers Life"), a mutual life insurance company based in Toronto, Canada. Manufacturers Life and its subsidiaries, together, constitute one of the largest life insurance companies in North America and rank among the 60 largest life insurers in the world as measured by assets.

We and Manufacturers Life have received the following ratings from independent rating agencies: Standard and Poor's Insurance Rating Service -- AA+ (for financial strength), A.M. Best Company -- A++ (for financial strength), Duff & Phelps Credit Rating Co. -- AAA (for claims paying ability), and Moody's Investors Service, Inc. - Aa2 (for financial strength). Neither we nor Manufacturers Life guarantees the investment performance of the Separate Account.

MANUFACTURER'S LIFE OF AMERICA SEPARATE ACCOUNT THREE

We established Separate Account Three on August 22, 1986. The Separate Account holds assets that are segregated from all of our other assets. The Separate Account is currently used only to support variable life insurance policies.

We are the legal owner of the assets in the Separate Account. The income, gains and losses of the Separate Account, whether or not realized, are, in accordance with applicable contracts, credited to or charged against the Account without regard to our other income, gains or losses.

We will at all times maintain assets in the Separate Account with a total market value at least equal to the reserves and other liabilities relating to variable benefits under all policies participating in the Separate Account. These assets may not be charged with liabilities which arise from any other business we conduct. However, our obligations under the policies are part of our general corporate obligations.

The Separate Account is registered with the Securities and Exchange Commission ("S.E.C.") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies, rather than in a portfolio of unspecified securities. Registration under the 1940 Act does not involve any supervision by the S.E.C. of the management or investment policies or practices of the Separate Account. For state law purposes the Separate Account is treated as a part or division of Manufacturers Life of America.

MANUFACTURERS INVESTMENT TRUST

We invest the assets of each sub-account of the Separate Account in shares of a particular Portfolio of Manufacturers Investment Trust. The Trust is registered under the 1940 Act as an open-end management investment company. It receives investment advisory services from Manufacturers Securities Services, LLC. Manufacturers Securities Services, LLC is a registered investment adviser under the Investment Advisers Act of 1940. It too is an indirect wholly-owned subsidiary of Manufacturers Life.

Manufacturers Investment Trust employs sub-advisers to perform the securities selection process. The sub-adviser for each Portfolio is identified in the description of the eligible Portfolios set forth commencing on the inside front cover of this prospectus.

The Separate Account purchases and redeems shares of Manufacturers Investment Trust at net asset value. Any dividend or capital gain distribution received from a Portfolio will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding sub-account.

The list of Portfolios in which you may invest under the Policy and the investment objectives and certain policies of those Portfolios is set forth below. A full description of Manufacturers Investment Trust, its investment objectives, policies and restrictions, the risks associated therewith, its expenses, and other aspects of its operation is contained in the accompanying Manufacturers Investment Trust prospectus, which should be read together with this prospectus.

We use shares of Manufacturers Investment Trust to support benefits under both variable annuity contracts and variable life insurance policies that we or life insurance companies affiliated with us issue. We also purchase shares through our general account for certain limited purposes including providing initial portfolio seed money. For a description of the procedures for handling potential conflicts of interest arising from the funding of benefits under both types of policies, you should review the accompanying Manufacturers Investment Trust prospectus.

ELIGIBLE PORTFOLIOS

The Portfolios of Manufacturers Investment Trust available under the Policies are as follows:

The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital. Current income is incidental to the portfolio's objective.

The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

The AGGRESSIVE GROWTH TRUST (formerly, the Pilgrim Baxter Growth Trust) seeks long-term capital appreciation by investing the portfolio's asset principally in common stocks, convertible bonds, convertible preferred stocks and warrants of companies which in the opinion of the subadviser are expected to achieve earnings growth over time at a rate in excess of 15% per year. Many of these companies are in the small and medium-sized category.

The EMERGING SMALL COMPANY TRUST (formerly, the Emerging Growth Trust) seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's total assets in common stock equity securities of small capitalization ("small cap") growth companies. In general, companies in which the portfolios invests will have market cap values of less than $1.5 billion at the time of purchase.

The SMALL COMPANY BLEND TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization between $50 million and $1 billion.

The MID CAP GROWTH TRUST (formerly, the Small/Mid Cap Trust) seeks long-term capital appreciation by investing the portfolio's assets principally in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

The MID CAP STOCK TRUST seeks long-term growth of capital by investing primarily in equity securities of companies with market capitalizations that approximately match the range of capitalization of the Wilshire Mid Cap 750 Index.

The OVERSEAS TRUST (formerly, the International Growth & Income Trust) seeks growth of capital by investing, under normal market conditions, at least 65% of the portfolios' assets in foreign securities (including American Depositary Receipts (ADRs) and European Depositary Receipts (EDRs). The portfolios expects to invest primarily in equity securities.

The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

The INTERNATIONAL VALUE TRUST seeks long-term growth of capital by investing, under normal market conditions, primarily in equity securities of companies located outside the U.S., including in emerging markets.

The MID CAP BLEND TRUST (formerly, the Equity Trust) seeks growth of capital by investing primarily in common stocks of United States issuers and securities convertible into or carrying the right to buy common stocks.

The SMALL COMPANY VALUE TRUST seeks long term growth of capital by investing in equity securities of smaller companies which are traded principally in the markets of the United States.

The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing primarily in equity securities throughout the world, including U.S. issuers and emerging markets.

The GROWTH TRUST seeks long-term growth of capital by investing primarily in large capitalization growth securities (market capitalizations of approximately $1 billion or greater).

The LARGE CAP GROWTH TRUST (formerly, the Aggressive Asset Allocation Trust) seeks long-term growth of capital by investing, under normal market conditions, at least 65% of the portfolio's assets in equity securities of companies with large market capitalizations.

The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) and many of the stocks in the portfolio are expected to pay dividends.

The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and satisfactory current income by investing in real estate related equity and debt securities.

The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

The EQUITY INDEX TRUST seeks to achieve investment results which approximate the aggregate total return of publicly traded common stocks which are included in the Standard & Poor's 500 Composite Stock Price.

The GROWTH & INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of United States issuers which the subadviser believes are of high quality.

The U.S. LARGE CAP TRUST seeks long-term growth of capital and income by investing the portfolio's assets, under normal market conditions, primarily in equity and equity-related securities of companies with market capitalization greater than $500 million.

The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

The INCOME & VALUE TRUST (formerly, the Moderate Asset Allocation Trust) seeks the balanced accomplishment of (a) conservation of principal and (b) long-term growth of capital and income by investing the portfolio's assets in both equity and fixed-income securities. The subadviser has full discretion to determine the allocation between equity and fixed-income securities.

The BALANCED TRUST seeks current income and capital appreciation by investing in a balanced portfolio of common stocks, U.S. and foreign government obligations and a variety of corporate fixed-income securities.

The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed-income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

The GLOBAL BOND TRUST (formerly, the Global Government Bond Trust) seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing the portfolio's asset primarily in fixed income securities denominated in major foreign currencies, baskets of foreign currencies (such as the ECU), and the U.S. dollar.

The TOTAL RETURN TRUST seeks to realize maximum total return, consistent with preservation of capital and prudent investment management by investing, under normal market conditions, at least 65% of the portfolio's assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration will normally vary within a three- to six- year time frame based on PIMCO's forecast for interest rates.

The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

The DIVERSIFIED BOND TRUST (formerly, the Conservative Asset Allocation Trust) seeks high total return as is consistent with the conservation of capital by investing at least 75% of the portfolio's assets in fixed-income securities.

The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by United States entities.

The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to high income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

DETAILED INFORMATION ABOUT THE POLICIES

Unless otherwise indicated or required by the context, the discussion throughout this prospectus assumes that the Policy has not gone into default, there is no outstanding Policy Debt, and the death benefit is not determined by the corridor percentage test (see "Death Benefit Options").

PREMIUM PROVISIONS

POLICY ISSUE AND INITIAL PREMIUM

To purchase a Policy, you must submit a completed application. We will issue a Policy only if it has a face amount of at least $50,000 ($100,000 for preferred risk policies). Generally, we issue a Policy only to persons between ages 0 and
90. In certain circumstances we may in our sole discretion issue a Policy to persons above age 90. Before issuing a Policy, we will require evidence of insurability satisfactory to us. A life insured will have a risk class of preferred/non-smoker, preferred/smoker, standard/non-smoker or standard/smoker as determined by our underwriting rules. We may issue Policies to persons who fail to meet standard underwriting requirements by assigning an additional rating. We will accept an application if it meets our insurance underwriting rules. Each Policy has a policy date from which policy years, policy months and policy anniversaries are all determined. Each Policy also has an effective date which is the date we become obligated under the Policy and when the first monthly deductions are taken.

If an application is accompanied by a check for at least the Initial Premium and we accept the application, the policy date will be the date we receive the application and check at our Service Office. The effective date will be the date our underwriters approve issuance of the Policy. If an application is accompanied by a check for at least the Initial Premium, the life insured may be covered under the terms of a conditional insurance agreement until the effective date.

If an application that we accept is not accompanied by a check for at least the Initial Premium, we will issue the Policy with a policy date which is seven days after issuance of the Policy (the "issue date") and with an effective date which is the date our Service Office receives at least the Initial Premium. In certain situations a different policy date may be used. We must receive the Initial Premium within 60 days after the policy date; however, we may require the Initial Premium within 30 days on Policies issued with Additional Ratings. If the Initial Premium is not paid or if the application is rejected, we will cancel the Policy and return any premiums paid to the applicant.

Under certain circumstances we may issue a Policy with a backdated policy date. A Policy will not be backdated more than six months (twelve months where allowed by state regulation) before the date of the application for the Policy. Monthly deductions will be made for the period the policy date is backdated.

We will credit interest on all premiums received prior to the effective date of a Policy from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust. On the effective date, we will allocate the premiums paid plus interest credited, net of deductions for federal, state and local taxes, among the Investment Accounts or the Fixed Account in accordance with the your instructions.

We will allocate all premiums received on or after the effective date of the Policy among the Investment Accounts or the Fixed Account as of the date the premiums were received at our Service Office. Monthly deductions are due on the policy date and at the beginning of each policy month thereafter. However, if due prior to the effective date, they will be taken on the effective date instead of the dates they were due.

PREMIUM ALLOCATION

You may allocate your premium payments, net of deductions, to either the Fixed Account or to one or more of the Investment Accounts. Amounts allocated to the Fixed Account will accumulate at an annual rate of interest equal to at least 4%. Amounts allocated to the Investment Accounts will be invested in shares of the Portfolios held by the corresponding sub-accounts of the Separate Account. Your allocation must be made as a percentage of the Net Premium. The percentage may be any whole number between zero and 100, provided the total percentage equals 100. You may change the way in which your Net Premiums are allocated at any time without charge. The change will take effect on the date a written or telephonic request for change, in a format satisfactory to us, is received at our Service Office.

PREMIUM LIMITATIONS

After you pay the Initial Premium, you may pay additional premiums at any time and in any amount during the lifetime of the life insured subject to certain limitations. After the Initial Premium, all premiums must be paid to our Service Office. Unlike traditional insurance, premiums are not payable at specified intervals or in specified amounts. Your Policy will be issued with a Planned Premium which is based on the amount of premium you wish to pay. It is recommended that the Planned Premium be such that the Cumulative Premium Test (see Insurance Benefits -- "Death Benefit Guarantee") will be satisfied.

We will send notices to you setting forth the Planned Premium at the payment interval you select, unless you are making payments pursuant to a pre-authorized payment plan. However, you are under no obligation to make the indicated payment.

We will not accept any premium payment which is less than $50, unless the premium is payable pursuant to a pre-authorized payment plan. In that case we will accept a payment of as little as $10. We may change these minimums on 90 days' written notice. The Policies also limit the sum of the premiums that may be paid at any time in order to preserve the qualification of the Policies as life insurance for federal tax purposes. These limitations are set forth in each Policy. We reserve the right to refuse or refund any premium payments that may cause a Policy to fail to qualify as life insurance under applicable tax law.

SHORT TERM CANCELLATION RIGHT AND "FREE LOOK" PROVISIONS

You may return a Policy for a refund of the premium

     -    within 10 days after it is received,

     -    within 45 days after the application for the Policy is signed, or

     - within 10 days after we mail or deliver a notice of right of withdrawal,

whichever is latest. The Policy can be mailed or delivered to our agent who sold it or to our Service Office. Immediately on such delivery or mailing, the Policy is deemed void from the beginning. Within seven days after receipt of the returned Policy at our Service Office, we will refund any premium paid. We reserve the right to delay the refund of any premium paid by check until the check has cleared.

If you request an increase in face amount which results in new surrender charges, you will have the same rights as described above to cancel the increase. If canceled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. You may request a refund of all or any portion of premiums paid during the free look period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

PROVISIONS FOR AVOIDING LAPSE

NO LAPSE GUARANTEE

In those states where it is permitted, you may elect the No Lapse Guarantee on Policies issued with a face amount of at least $250,000 (calculated as described below). (In Illinois this benefit is known as Minimum Premium Guarantee.) If elected, as long as the No Lapse Guarantee Cumulative Premium Test (see below) is satisfied during the first five policy years, we guarantee that the Policy will not go into default (see OTHER GENERAL PROVISIONS -- "Policy Default"). Our guarantee applies even if a combination of Policy loans, adverse investment experience and other factors causes the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a policy month. For purposes of determining the face amount at issue for the No Lapse Guarantee, the face amount includes any amounts purchased under the supplementary insurance option.

The No Lapse Guarantee terminates at the end of the fifth policy year.

The No Lapse Guarantee is not offered to life insureds with an issue age exceeding 85.

While the No Lapse Guarantee is in effect, we will determine at the beginning of each policy month whether the No Lapse Guarantee Cumulative Premium Test, described below, has been satisfied. If it has not been satisfied, we will notify you of that fact and allow a 61-day grace period in which you may make a premium payment sufficient to keep the No Lapse Guarantee in effect. This required payment, as described in the notification to you, will be equal to the outstanding premium required to meet the No Lapse Guarantee Cumulative Premium Test as of the date the No Lapse Guarantee was not satisfied plus the Monthly No Lapse Guarantee Premium due for the next two policy months.

If the required payment is not received by the end of the grace period, the No Lapse Guarantee will terminate. Thereafter, the Policy may go into default if the Policy's Net Cash Surrender Value is insufficient to meet the monthly deductions due at the beginning of a policy month. A death benefit option change will also terminate the No Lapse Guarantee if it is in effect at the time of the change as will a decrease in face amount below $250,000. The No Lapse Guarantee cannot be reinstated after it has been terminated. See OTHER GENERAL POLICY PROVISIONS --"Policy Default," and INSURANCE BENEFIT -- "Death Benefit Option Changes."

NO LAPSE GUARANTEE CUMULATIVE PREMIUM TEST. The No Lapse Guarantee Cumulative Premium Test is satisfied if, as of the beginning of the policy month, the sum of all premiums paid to date less any partial withdrawals and less any Policy Debt is at least equal to the sum of the Monthly No Lapse Guarantee Premiums due since the policy date.

The Monthly No Lapse Guarantee Premium is one-twelfth of the No Lapse Guarantee Premium. The No Lapse Guarantee Premium is set forth in the Policy. It is subject to change if you change the face amount of the Policy (see INSURANCE BENEFIT -- "Face Amount Changes"), or if there is any change in the supplementary benefits added to the Policy or in the risk class of any life insured.

DEATH BENEFIT GUARANTEE

POLICIES WITH FACE AMOUNTS OF AT LEAST $250,000. If permitted by state law and if you elect, we will guarantee that a Policy issued and maintained with a minimum face amount of $250,000 will not go into default if the Cumulative Premium Test (see below) is satisfied. (See OTHER GENERAL POLICY PROVISIONS -- "Policy Default".) Our guarantee applies even if a combination of policy loans, adverse investment experience or other factors causes the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a policy month.

If after the tenth policy anniversary the Cumulative Premium Test is not satisfied but the Fund Value Test (see below) is satisfied, we will keep the Death Benefit Guarantee in effect.

This Death Benefit Guarantee, which is not available in the state of New Jersey, will expire at the end of a policy year specified in the Policy. Currently, the specified policy year is

          (i) the year in which the life insured reaches attained age 100 if Death Benefit Option 1 is maintained throughout the life of the Policy and

          (ii) the year in which the life insured reaches attained age 85 if Death Benefit Option 2 is selected at any time.

While the guarantee is in effect, we will determine at the beginning of each policy month whether the Cumulative Premium Test or the Fund Value Test has been satisfied. If neither has been satisfied, we will notify you of that fact and allow a 61-day grace period in which you may make a premium payment sufficient to keep the Death Benefit Guarantee in effect. The required payment will be equal to the outstanding premium required to meet the Cumulative Premium Test at the date neither test was satisfied, plus the Monthly Death Benefit Guarantee Premium due for the next two policy months. If the required payment is not received by the end of the grace period, the Death Benefit Guarantee will terminate. Once the Death Benefit Guarantee is terminated, it cannot be reinstated.

POLICIES WITH FACE AMOUNTS UNDER $250,000. If permitted by state law and you elect, we will guarantee that a Policy with a face amount less than $250,000 at issue or after face amount decrease will not go into default during the first three policy years if the Cumulative Premium Test is satisfied. Our guarantee applies even if a combination of policy loans, adverse investment experience or other factors should causes the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a policy month. After the third policy anniversary, the Death Benefit Guarantee terminates.

CUMULATIVE PREMIUM TEST. The Cumulative Premium Test is satisfied if at the beginning of each policy month the sum of all premiums paid to date less any partial withdrawals and any Policy Debt is at least equal to the sum of the Monthly Death Benefit Guarantee Premiums due since the policy date. The Death Benefit Guarantee Premium will increase when the insured attains age 70. The Death Benefit Guarantee Premiums for ages 0-69 and age 70 and above are set forth in the Policy. They are subject to change if you change the face amount of the Policy or the death benefit option (see -- "Death

Benefit Option Changes" and "Face Amount Changes") or if there is any change in the supplementary benefits added to the Policy or in the risk class of the life insured.

FUND VALUE TEST. The Fund Value Test is applicable after the tenth anniversary of the Policy. The Fund Value Test is satisfied if at the beginning of each policy month the Net Policy Value is greater than or equal to the Gross Single Premium.

INSURANCE BENEFIT

THE INSURANCE BENEFIT

If the Policy is in force at the time of the life insured's death, we will pay an insurance benefit based on the death benefit option that you select upon receipt of due proof of death. The amount payable will be the death benefit under the selected option, plus any amounts payable under any supplementary benefits added to the Policy, less the value of the Loan Account at the date of death. The insurance benefit will be paid in one sum unless we and the beneficiary agree upon another form of settlement. If the insurance benefit is paid in one sum, we will pay interest from the date of death to the date of payment. If the life insured should die after our receipt of a request for surrender, no insurance benefit will be payable, and we will pay only the Net Cash Surrender Value.

DEATH BENEFIT OPTIONS

You may select one of two death benefit options -- Option 1 and Option 2.

Under Option 1 the death benefit is

     -    the face amount of the Policy at the date of death or, if greater,

     - the Policy Value at the date of death multiplied by the applicable percentage in the table set forth below.

Under Option 2 the death benefit is

     - the face amount of the Policy plus the Policy Value at the date of death or, if greater,

     - the Policy Value at the date of death multiplied by the applicable percentage in the following table:


Age          Corridor        Age       Corridor          Age           Corridor
             Percentage                Percentage                      Percentage
- ---          ----------      ---       ----------        ---           ----------
40&below     250%            54        157               68            117
41           243             55        150               69            116
42           236             56        146               70            115
43           229             57        142               71            113
44           222             58        138               72            111
45           215             59        134               73            109
46           209             60        130               74            107
47           203             61        128               75-90         105
48           197             62        126               91            104
49           191             63        124               92            103
50           185             64        122               93            102
51           178             65        120               94            101
52           171             66        119               95&above      100
53           164             67        118

Regardless of which death benefit option is in effect, the relationship of Policy Value to death benefit will change whenever we use the "corridor percentages" to determine the amount of the death benefit. This will occur whenever multiplying the Policy Value by the applicable percentage set forth in the above table results in a greater death benefit than would otherwise apply under the selected option.

For example, assume the life insured under a Policy with a face amount of $100,000 has an attained age of 40. If Option 1 is in effect, the corridor percentage will produce a greater death benefit whenever the Policy Value exceeds $40,000 (250% X $40,000 = $100,000). If the Policy Value is less than $40,000, an incremental change in Policy Value, up or down, will have no effect on the death benefit. If the Policy Value is greater than $40,000, an incremental change in Policy Value will result in a change in the death benefit by a factor of 2.5. Thus, if the Policy Value were to increase to $40,010, the death benefit would be increased to $100,025 (250% X $40,010 = $100,025).

If Option 2 were in effect in the above example, the corridor percentage would produce a greater death benefit whenever the Policy Value exceeded $66,667 (250% X 66,667 = 166,667). At that point the death benefit produced by multiplying the Policy Value by 250% would result in a greater amount than adding the Policy Value to the face amount of the Policy. If the Policy Value is less than $66,667, an incremental change in Policy Value will have a dollar-for-dollar effect on the death benefit. If the Policy Value is greater than $66,667, an incremental change in Policy Value will result in a change in the death benefit by a factor of 2.5 in the same manner as would be the case under Option 1 when the corridor percentage determined the death benefit.

DEATH BENEFIT OPTION CHANGES

Your initial selection of the death benefit option is made in the application. After the Policy has been in force for two years, you may change the death benefit option. The change will be effective as of any subsequent policy month following a request. Your written request for a change must be received by us at least 30 days prior to the beginning of a policy month in order to become effective on that date. We reserve the right to limit a request for change if the change would cause the Policy to fail to qualify as life insurance for tax purposes.

A change in death benefit option will result in a change in the Policy's face amount. The change in face amount is required in order to avoid any change in the amount of the death benefit.


CHANGE TO OPTION 2       If the change in death benefit is FROM OPTION 1 TO OPTION 2, the new face amount will be equal to the face amount prior to the change minus
NEW FACE AMOUNT=         the Policy Value on the effective date of the change.  A change to
OLD FACE AMOUNT          Option 2 will not be allowed if it would cause the face amount of the
    MINUS                Policy to go below the minimum face amount of $50,000 ($100,000 for
POLICY VALUE             preferred risk policies).  A change to Option 2 will shorten the death benefit guarantee period to the year in which the life insured reaches attained age 85.


CHANGE TO OPTION 1       If the change in death benefit is FROM OPTION 2 TO OPTION 1, the new face amount will be equal to the face amount prior to the change plus
NEW FACE AMOUNT=         the Policy Value on the effective date of the change. The
OLD FACE AMOUNT          increase in  face amount resulting from a change to Option 1 will
    PLUS                 not affect the amount of surrender charges to which a policy may be
POLICY VALUE             subject.  The Company has the right to require satisfactory evidence of insurability before permitting a change from Option 2 to Option 1.
                         The Company does not currently require evidence of insurability when making this change.


If you wish to have level insurance coverage, you should generally select Option
1. Under Option 1, increases in Policy Value usually will reduce the net amount of risk under a Policy which will reduce cost of insurance charges. This means that favorable investment performance should result in a faster increase in Policy Value than would occur under an identical Policy with Option 2 in effect. However, the larger Policy Value which may result under Option 1 will not affect the amount of the death benefit unless the corridor percentages are used to determine the death benefit.

If you want to have the Policy Value reflected in the death benefit so that any increases in Policy Value will increase the death benefit, you should generally select Option 2. Under Option 2, the net amount at risk will remain level unless the corridor percentages are used to determine death benefit, in which case increases in Policy Value will increase the net amount at risk.

FACE AMOUNT CHANGES

Subject to certain limitations, you may increase or decrease the face amount of your Policy. A change in face amount may affect the Death Benefit Guarantee Premium, the monthly deductions and surrender charges (see "Charges And Deductions").

MINIMUM CHANGES. Currently, each increase or decrease in face amount (other than a decrease resulting from a partial withdrawal) must be at least $50,000 ($100,000 for increases in preferred risk policies and $10,000 for increases under Policies purchased under group or sponsored arrangements). We reserve the right to increase or decrease the minimum face amount change on 90 days' written notice to you. We also reserve the right to limit a change in face amount to the extent necessary to prevent the Policy from failing to qualify as life insurance for tax purposes.

INCREASES. After the Policy has been in force for two years, you may increase the face amount of your Policy once per policy year. Increases are subject to satisfactory evidence of insurability. An increase will become effective at the beginning of the next policy month following the date we approve the requested increase. We reserve the right to refuse your request for an increase if the life insured's age at the effective date of the increase would be greater than the maximum issue age for new Policies at that time.

An increase in face amount will usually subject the Policy to new surrender charges. The new surrender charges will be computed as if a new Policy were being purchased for the increase in face amount. For purposes of determining the new deferred sales charge, a portion of the Policy Value at the time of the increase, and a portion of the premiums paid on or subsequent to the increase, will be deemed to be premiums attributable to the increase. See CHARGES AND DEDUCTIONS -- "Surrender Charges."

Any increase in face amount to a level less than the highest face amount previously in effect will have no effect on the surrender charges to which the Policy is subject, since surrender charges, if applicable, will have been assessed in connection with the prior decrease in face amount. The insurance coverage eliminated by the decrease of the oldest face amount will be deemed to be restored first. As with the purchase of a Policy, you will have free look and sales charge limitation rights with respect to any increase resulting in new surrender charges.

No additional premium is required for a face amount increase. However, you may need to pay an additional premium to keep the Policy from going into default. This is because new surrender charges resulting from an increase would automatically reduce the Net Cash Surrender Value of the Policy. Moreover, a new Death Benefit Guarantee Premium will be determined.

DECREASES. After the Policy has been in force for two years, you may decrease the face amount of your Policy once per policy year. No decrease is allowed during the two-year period following an increase in face amount. However, during that two-year period, you may choose to cancel the increase in face amount and have the deferred sales charge for the increase reduced by applicable limitations on sales charges attributable to the increase. A decrease in face amount will become effective at the beginning of the next policy month following the receipt of a properly executed request. A decrease will not be allowed if it would cause the face amount to go below the minimum face amount of $50,000 ($100,000 for preferred risk policies).

Usually, we will deduct surrender charges from the Policy Value whenever a decrease in face amount is made during the Surrender Charge Period. See CHARGES AND DEDUCTIONS -- "Surrender Charges." For purposes of determining surrender and cost of insurance charges, a decrease will reduce face amount in the following order: (a) the face amount provided by the most recent increase, then (b) the face amounts provided by the next most recent increases successively, and finally (c) the initial face amount.

POLICY VALUES

POLICY VALUE

A Policy has a Policy Value. You may access a portion of the Policy Value by making a policy loan or partial withdrawal or by surrendering the Policy. See "Policy Loans" and "Partial Withdrawals And Surrenders" below. The Policy Value may also affect the amount of the death benefit. See INSURANCE BENEFIT -- "Death Benefit Options." The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Fixed Account and the Loan Account. The following discussion relates only to the Investment Accounts. Policy loans are discussed under "Policy Loans" and the Fixed Account is discussed under "The General Account." The portion of the Policy Value based on the Investment Accounts is not guaranteed and will vary each Business Day with the investment performance of the underlying Portfolio.

We establish an Investment Account under the Policy for each sub-account of the Separate Account to which you allocate net premiums or transfer amounts. Each Investment Account measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

We credit sub-account units to a Policy whenever you allocate net premiums or transfer amounts to that sub-account. Sub-account units are canceled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or canceled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit at the end of the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment is based on the applicable unit values at the end of the Business Day on which the premium is received at our Service Office or other office or entity so designated by us.

Units are valued at the end of each Business Day. A Business Day is deemed to end at the time of the determination of the net asset value of the underlying Portfolio shares. When an order involving the crediting or canceling of units is received after the end of a Business Day or on a day which is not a Business Day, the order will be processed on the basis of unit values determined at the end of the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made at the end of the next Business Day.

The value of a unit of each sub-account was initially fixed at $10. For each subsequent Business Day the unit value is determined by multiplying the unit value for the preceding Business Day by the "net investment factor" for the particular sub-account for that subsequent Business Day. The net investment factor for a sub-account for any Business Day is equal to (a) divided by (b), where:

          (a) is the net asset value of the underlying Portfolio shares held by that sub-account at the end of such Business Day before any policy transactions are made on that day;

          (b) is the net asset value of the underlying Portfolio shares held by that sub-account at the end of the immediately preceding Business Day after all policy transactions have been made for that day.

We reserve the right to adjust the above formula for any taxes determined by us to be attributable to the operations of the sub-account.

TRANSFERS OF POLICY VALUE

You may change the extent to which your Policy Value is based upon any specific sub-account of the Separate Account or the Company's general account. You make those changes by transferring amounts from one or more Investment Accounts or the Company's general account to other Investment Accounts or the Company's general account. You are permitted to make twelve transfers each policy year free of charge. If you make additional transfers in a policy year, we will charge you $25 per transfer. We will assess this charge against the Investment Account or Fixed Account from which the amount is being transferred. For this purpose all transfer requests we receive from you on the same Business Day will be treated as a single transfer request.

The most that you may transfer from the Fixed Account in any one policy year is the greater of $500 or 15% of the Fixed Account value at the previous policy anniversary. Any transfer which involves a transfer out of the Fixed Account may not involve a transfer to the Investment Account for the Money Market Trust.

Your request for transfer must be in a format satisfactory to us. It must be in writing unless you have a currently valid telephone transfer authorization form on file with us. Generally, we will not be liable for following telephone instructions that we reasonably believe to be genuine. We will employ reasonable procedures to confirm that telephone instructions are genuine. Those procedures shall consist of confirming that a valid telephone authorization form is on file, tape recording all telephone transactions and providing written confirmation of the instructions. We may be liable for any losses resulting from unauthorized or fraudulent telephone transfers if we fail to follow reasonable procedures.

You may effectively convert your Policy to a fixed benefit policy by transferring the Policy Value in all of the Investment Accounts to the Fixed Account and by changing your allocation of net premiums entirely to the Fixed Account. As long as the entire Policy Value is allocated to the Fixed Account, the Policy Value, other values based thereon and the death benefit will be determinable and guaranteed. The Investment Account values to be transferred to the Fixed Account will be determined as of the Business Day on which we receive the request for conversion. No change in the issue age, risk class of the life insured or face amount will result from a conversion. You may transfer any or all of the Policy Value to the Fixed Account at any time, even if a prior transfer has been made during the policy month.

DOLLAR COST AVERAGING. We offer a Dollar Cost Averaging program. Under this program amounts will be automatically transferred at predetermined intervals from one Investment Account to any other Investment Account(s) or the Fixed Account.

Under the Dollar Cost Averaging program you designate an amount to be transferred at predetermined intervals from one Investment Account into any other Investment Account(s) or the Fixed Account. Each transfer under the Dollar Cost Averaging program must be of a minimum amount set by us. We may change this minimum at any time in our discretion. Currently, no charge will be made for this program if the Policy Value exceeds $15,000 on the date of transfer. Otherwise, there will be a charge of $5 for each transfer. We will deduct the charge from the value of the Investment Account out of which the transfer is made. If there are insufficient funds to effect a Dollar Cost Averaging transfer, including the charge, if applicable, we will not effect the transfer and will notify you of that fact. We reserve the right to cease to offer this program on 90 days' written notice.

ASSET ALLOCATION BALANCER TRANSFERS. We also offer policyowners the ability to have amounts automatically transferred among stipulated Investment Accounts to maintain an allocated percentage in each stipulated Investment Account.

Under the Asset Allocation Balancer program you designate an allocation of Policy Value among Investment Accounts. At six month intervals, beginning six months after the policy date, we will move amounts among the Investment Accounts as necessary to maintain your chosen allocation. A change to your premium allocation instructions will automatically result in a change in Asset Allocation Balancer instructions so that the two are identical unless either you instruct us differently or a Dollar Cost Averaging request is in effect. Currently, we make no charge for this program; however, we reserves the right to institute a charge on 90 days' written notice.

We reserve the right to cease to offer this program on 90 days' written notice.

POLICY LOANS

While the Policy is in force, you may borrow against your Policy Value. The Policy serves as the only security for the loan. The minimum amount of any loan is $500. The maximum loan amount is the amount which would cause the Modified Policy Debt to equal the loan value of the Policy on the date of the loan. The loan value is the Policy's Cash Surrender Value less the monthly deductions due to the next policy anniversary. The Modified Policy Debt as of any date is the Policy Debt (the aggregate amount of policy loans, including borrowed interest, less any loan repayments) plus the amount of interest to be charged to the next policy anniversary, all discounted from the next policy anniversary to such date at an annual rate of 4%. We transfer an amount equal to the Modified Policy Debt to the Loan Account to ensure that a sufficient amount will be available to pay interest on the Policy Debt at the next policy anniversary.

For example, assume a Policy with a loan value of $5,000, no outstanding policy loans and a loan interest rate of 5.75%. The maximum amount that can be borrowed is an amount that will cause the Modified Policy Debt to equal $5,000. If the loan is made on a policy anniversary, the maximum loan will be $4,917. This amount at 5.75% interest will equal $5,200 one year later; $5,200 discounted to the date of the loan at 4% (the Modified Policy Debt) equals $5,000. Because the minimum rate of interest credited to the Loan Account is 4%, $5,000 must be transferred to the Loan Account to ensure that $5,200 will be available at the next policy anniversary to cover the interest accrued on the Policy Debt.

When a loan is made, we will deduct from the Investment Accounts or the Fixed Account, and transfer to the Loan Account, an amount which will result in the Loan Account value being equal to the Modified Policy Debt. You may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, we will allocate the amount to be transferred to each account in the same proportion as the value in each Investment Account and the Fixed Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

A policy loan may result in a Policy's failing to satisfy the Cumulative Premium Test, since the Policy Debt is subtracted from the sum of the premiums paid in determining whether the Cumulative Premium Test is satisfied. As a result, the death benefit guarantee may terminate. See Insurance Benefit -- "Death Benefit Guarantee" and Other General Policy Provisions -- "Policy Default."

Moreover, if the death benefit guarantee is not in force, a policy loan may cause a Policy to be more susceptible to going into default, since a policy loan will be reflected in the Net Cash Surrender Value. See Other General Policy Provisions -- "Policy Default."

A policy loan will also affect future Policy Values, since that portion of the Policy Value in the Loan Account will increase in value at the crediting interest rate rather than varying with the performance of the underlying Portfolios selected by the policyowner or increasing in value at the rate of interest credited for amounts allocated to the Fixed Account.

Policy loans may have tax consequences. If you are considering the use of systematic policy loans as one element of a comprehensive retirement income plan, you should consult your personal tax adviser regarding the potential tax consequences if such loans were to so reduce Policy Value that the Policy would lapse, absent additional payments. The premium payment necessary to avert lapse would increase with the age of the insured. See Miscellaneous Matters - Federal Income Tax Considerations (Tax Treatment of Policy Benefits). Finally, a policy loan will affect the amount payable on the death of the life insured, since the death benefit is reduced by the value of the Loan Account at the date of death in arriving at the insurance benefit.

INTEREST CHARGES ON POLICY LOANS. Interest on the Policy Debt will accrue daily and be payable annually on the policy anniversary. We will fix the rate of interest charged at an effective annual rate of 5.75%. If the interest due on a policy anniversary is not paid by the policyowner, the interest will be borrowed against the Policy.

INTEREST CREDITED ON THE LOAN ACCOUNT. We will credit interest to any amount in the Loan Account at an effective annual rate of at least 4%. The actual rate credited is:

     - On amounts in excess of the Policy's Select Loan Amount, the rate of interest charged on the policy loan less an interest rate differential, currently 1.75%.

     - On amounts up to the Policy's Select Loan Amount, the rate of interest charged on policy loan less an interest rate differential, currently 0%.

The tax consequences associated with a loan interest credited differential of 0% are unclear. A tax adviser should be consulted before effecting a loan to evaluate the tax consequences that may arise in such a situation. If we determine, in our sole discretion, that there is a substantial risk that a loan will be treated as a taxable distribution under Federal tax law as a result of the differential between the credited interest rate and the loan interest rate, the Company retains the right to increase the the loan interest rate to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by any IRS ruling or regulation or any court decision, the amount of increase will be that which the Company considers to be most likely to result in the transaction being treated as a loan under Federal tax law.

Prior to the later of the tenth policy anniversary and the anniversary following attained age 55, the amount available as a Select Loan is zero; after the later of the tenth policy anniversary and the policy anniversary following attained age 55, the amount available annually as a Select Loan is equal to 12% of the Policy's Net Cash Surrender Value at the previous policy anniversary. The amount available as a Select Loan applies to existing and new loans. If, at the time your are considering a Select Loan, interest due currently on your outstanding loans equals or exceeds the Select Loan Amount, the Select Loan feature can not be used to withdraw additional cash from Policy Value. The total of all loans, including the Select Loan Amount, cannot exceed the maximum loan amount as described above.

To illustrate the amount available as a Select Loan, assume that a Policy has an issue age of 47 and a Net Cash Surrender Value on the eleventh policy anniversary of $10,000. The Select Loan Amount available during the twelfth policy year is $1,200 (12% X $10,000). Assume that at the beginning of the twelfth policy year, a loan of $1,500 is taken. $1,200 of that amount is considered the Select Loan Amount, $300 an ordinary policy loan.

At the end of the twelfth policy year, assume that the Net Cash Surrender Value is $9,000. The Select Loan Amount available during the thirteenth policy year is $1,080 (12% X $9,000). If not already repaid, the $300 from the prior year's loan that was not considered a Select Loan is immediately converted to a Select Loan, leaving $780 of the Select Loan Amount available for the thirteenth policy year (provided that the sum of all outstanding loans does not exceed the Policy's maximum loan amount). The amount of any unpaid interest on the Select Loan and the ordinary policy loan from the twelfth policy year also would be borrowed as a Select Loan up to the maximum Select Loan Amount and thereby reduce by that amount the $780 available for borrowing as a Select Loan during the remainder of the thirteenth policy year.

LOAN ACCOUNT ADJUSTMENTS. Whenever a loan is first taken out, and at specified events thereafter, we adjust the value of the Loan Account. We take the difference between (i) the Loan Account before any adjustment and (ii) the Modified Policy Debt at the time of adjustment and transfer that amount between the Loan Account and the Investment Accounts or the Fixed Account. The amount transferred to or from the Loan Account will be such that the value of the Loan Account after the adjustment will be equal to the Modified Policy Debt.

The specified events which cause an adjustment to the Loan Account are (i) a policy anniversary, (ii) a partial or full loan repayment, (iii) a new loan or
(iv) an amount is needed to meet a monthly deduction. A loan repayment may be implicit in that policy debt is effectively repaid upon termination (i.e., upon death of the life insured, surrender or lapse of the policy). In each of these instances, the Loan Account will be adjusted so that any excess of the Loan Account over the Modified Policy Debt after the repayment will be included in the termination proceeds.

Except as noted below under "Loan Repayments," we will allocate amounts transferred from the Loan Account to the Investment Accounts and the Fixed Account in the same proportion as the value in the corresponding "loan sub-account" bears to the value of the Loan Account. A "loan sub-account" exists for each Investment Account and for the Fixed Account. Amounts transferred to the Loan Account are allocated to the appropriate loan sub-account to reflect the account from which the transfer was made.

LOAN ACCOUNT ILLUSTRATION.(Dollar amounts in this illustration have been rounded to the nearest dollar.) The operation of the Loan Account may be illustrated as follows: assume a Policy with a loan value of $5,000, a loan interest rate of 5.75%, and a maximum loan amount on a policy anniversary of $4,917. For purposes of the illustration, assume that the Select Loan Amount is zero. If a loan in the maximum amount of $4,917 is made, an amount equal to the Modified Policy Debt, $5,000, is transferred to the Loan Account. At the next policy anniversary the value of the Loan Account will have increased to $5,200 ($5,000 X 1.04) reflecting interest credited at an effective annual rate of 4.0%. At that time the loan will have accrued interest charges of $283 ($4,917 X .0575), bringing the Policy Debt to $5,200.

If the accrued interest charges are paid on the policy anniversary, the Policy Debt will continue to be $4,917, and the Modified Policy Debt, reflecting interest for the next policy year and discounting the Policy Debt and such interest at 4%, will be $5,000. An amount will be transferred from the Loan Account to the Fixed Account or the Investment Accounts so that the Loan Account value will equal the Modified Policy Debt. Since the Loan Account value was $5,200, a transfer of $200 will be required ($5,200 -- $5,000).

If, however, the accrued interest charges of $283 are borrowed, an amount will be transferred from the Investment Accounts and the Fixed Account so that the Loan Account value will equal the Modified Policy Debt recomputed at the policy anniversary. The new Modified Policy Debt is the Policy Debt, $5,200, plus loan interest to be charged to the next policy anniversary, $299 ($5,200 X .0575), discounted at 4%, which results in a figure of $5,288. Since the value of the Loan Account was $5,200, a transfer of $88 will be required. This amount is equivalent to the 1.75% interest rate differential on the $5,000 transferred to the Loan Account on the previous policy anniversary.

LOAN REPAYMENTS. You may repay Policy Debt in whole or in part at any time prior to the death of the life insured provided the Policy is in force. When a repayment is made, we will credit the repayment amount to the Loan Account and transfer an amount to the Fixed Account or the Investment Accounts so that the Loan Account at that time will equal the Modified Policy Debt. We will allocate loan repayments first to the Fixed Account until the associated loan sub-account is reduced to zero. We will then allocate loan repayments to each Investment Account in the same proportion as the value in the corresponding loan sub-account bears to the value of the Loan Account. Amounts paid to us not specifically designated in writing as loan repayments will be treated as premiums.

PARTIAL WITHDRAWALS AND SURRENDERS

Partial Withdrawals. After a Policy has been in force for two policy years, you may make a partial withdrawal of the Net Cash Surrender Value. The minimum amount that may be withdrawn is $500. You should specify the portion of the withdrawal to be taken from each Investment Account and the Fixed Account. In the absence of instructions we will allocate the withdrawal among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value. No more than one partial withdrawal may be made in any one policy month.

If you make a partial withdrawal during the Surrender Charge Period, we will usually assess a portion of the surrender charges to which the Policy is subject (see Charges And Deductions -- "Surrender Charges") if the amount withdrawn is in excess of the Withdrawal Tier Amount. The Withdrawal Tier Amount is 10% of the Net Cash Surrender

Value determined as of the previous policy anniversary. The portion of a partial withdrawal that is considered to be in excess of the Withdrawal Tier Amount includes all previous partial withdrawals that have occurred in the current policy year. If the Option 1 death benefit is in effect under a Policy from which a partial withdrawal is made, the face amount of the Policy will be reduced. See CHARGES AND DEDUCTIONS -- SURRENDER CHARGES (CHARGES ON PARTIAL WITHDRAWALS).

Full Surrenders. You may surrender your Policy for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the value of the Loan Account. The Net Cash Surrender Value will be determined at the end of the Business Day on which we receive the Policy and a written request for surrender at our Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate. Surrender of a Policy during the Surrender Charge Period will usually result in our assessment of surrender charges. See Charges And Deductions -- "Surrender Charges."

CHARGES AND DEDUCTIONS

The charges we make under the Policy are assessed as (i) deductions from premiums, (ii) surrender charges upon surrender, partial withdrawals, decreases in face amount or lapse, (iii) monthly deductions, and (iv) other charges. These charges are described below.

DEDUCTIONS FROM PREMIUMS

We currently make no deduction from premium payments for state and local taxes. The maximum amount we may deduct for such taxes in the future is 2.35% (except for Oregon where no premium tax is deducted). We currently make no deduction from premium payments for federal taxes. The maximum amount we may deduct for such taxes in the future is 1.25%.

SURRENDER CHARGES

We will assess surrender charges upon surrender, a partial withdrawal of Policy Value in excess of the Withdrawal Tier Amount, a requested decrease in face amount, or lapse. We usually assess these charges if any of the above transactions occurs within the Surrender Charge Period (see Table 1 below) unless the charges have been previously deducted. There are two surrender charges -- a deferred underwriting charge and a deferred sales charge.

DEFERRED UNDERWRITING CHARGE. The deferred underwriting charge is $6 for each $1,000 of face amount of life insurance coverage initially purchased or added by increase, multiplied by the percentages shown in Table 1 below. In effect, the charge applies only to the first $500,000 of face amount initially purchased or the first $500,000 of each subsequent increase in face amount. Thus, the charge made in connection with any one underwriting will not exceed $3,000. The amount of the charge remains level for five years. Following the fifth year after issuance of the Policy or a face amount increase, the charge applicable to the initial face amount or increase will decrease each month by varying rates depending upon the life insured's issue age until the charge has decreased to zero. The applicable percentage of the deferred underwriting charges to which the Policy is subject is illustrated by the following table:


                      TABLE 1: DEFERRED UNDERWRITING CHARGES

Transaction Occurs after
Monthly Deduction Taken        Percent of Deferred Underwriting Charges by Issue Age*
For Last Month Preceding       ------------------------------------------------------
     End of Month*                                        Age
- -------------------------      ------------------------------------------------------
         Month                  0-50      51        52        53        54       55+
- -------------------------       ----      --        --        --        --       ---
          12                   100%       100%      100%      100%      100%      100%
          24                   100%       100%      100%      100%      100%      100%
          36                   100%       100%      100%      100%      100%      100%
          48                   100%       100%      100%      100%      100%      100%
          60                   100%       100%      100%      100%      100%      100%
          72                    90%     88.89%    87.50%    85.71%    83.33%    80.00%
          84                    80%     77.78%    75.00%    71.43%    66.67%    60.00%

          96                    70%     66.67%    62.50%    57.14%    50.00%    40.00%
         108                    60%     55.56%    50.00%    42.86%    33.33%    20.00%
         120                    50%     44.44%    37.50%    28.57%    16.67%        0%
         132                    40%     33.33%    25.00%    14.28%        0%
         144                    30%     22.22%    12.50%        0%
         156                    20%     11.11%        0%
         168                    10%         0%
         180                     0%


* Months not shown may be calculated by interpolation.

We designed the deferred underwriting charge to cover the administrative expenses associated with underwriting and policy issue, including the costs of processing applications, conducting medical examinations, determining the life insured's risk class and establishing policy records.

DEFERRED SALES CHARGE. The maximum deferred sales charge is 50% of premiums paid up to a maximum number of Target Premiums that varies (from -0.180 to 3.031) according to the issue age of the life insured, the face amount at issue and the amount of any increase. This charge compensates us for some of the expenses of selling and distributing the Policies, including agents' commissions, advertising, agent training and the printing of prospectuses and sales literature.

The deferred sales charge deducted in any policy year is not specifically related to sales expenses incurred in that year. Instead, we expect that the major portion of the sales expenses attributable to a Policy will be incurred during the first policy year, although the deferred sales charge might be deducted up to fifteen years later. We anticipate that the aggregate amounts we receive under the Policies for sales charges will be insufficient to cover our aggregate sales expenses. To the extent that our sales expenses exceed our sales charges, we will pay the excess from our other assets or surplus, including amounts derived from the mortality and expense risks charge described below. If you surrender the Policy for its Net Cash Surrender Value during the first two policy years, or during the first two policy years following a face amount increase, we may forego deducting a portion of the deferred sales charge. Where that sales charge limitation is applicable, the deferred sales charge assessable under the Policy will increase at the beginning of the third policy year to the level that would have applied absent the limitation. See Surrender Charges (Sales Charge Limitation) below.

We specify the Target Premium for the initial face amount in the Policy. We will compute a Target Premium for each increase in face amount above the highest face amount of coverage previously in effect, and we will advise you of each new Target Premium.

Target Premiums depend upon the face amount of insurance provided at issue or by an increase and the issue age and sex (unless unisex rates are required by law) of the life insured. The maximum number of Target Premiums subject to the deferred sales charge varies, based on the issue age of the life insured, the face amount at issue and the amount of any increase, according to the following tables:

TABLE 2: NUMBER OF TARGET PREMIUMS SUBJECT TO DEFERRED SALES CHARGE FOR POLICIES
                          ISSUED PRIOR TO JULY 10, 1995
              (APPLICABLE TO THE INITIAL FACE AMOUNT AND INCREASES)


          $250,000        UNDER                $250,000      UNDER                 $250,000       UNDER
  AGE      OR MORE      $250,000     AGE        OR MORE    $250,000      AGE        OR MORE     $250,000
  ---     --------      --------     ---       --------    --------      ---       --------     --------
  *0       -0.031        -0.039      30         1.319        1.648       60          2.356       2.945
  *1       -0.144        -0.180      31         1.366        1.707       61          2.375       2.968
  *2       -0.081        -0.102      32         1.415        1.768       62          2.399       2.998
  *3       -0.020        -0.025      33         1.459        1.823       63          2.425       3.031
   4        0.037         0.046      34         1.503        1.878       64          2.380       2.975
   5        0.096         0.120      35         1.542        1.927       65          2.269       2.836
   6        0.166         0.207      36         1.590        1.987       66          2.124       2.655
   7        0.221         0.276      37         1.633        2.041       67          2.006       2.507
   8        0.281         0.351      38         1.672        2.090       68          1.888       2.360
   9        0.340         0.425      39         1.718        2.147       69          1.787       2.233
  10        0.391         0.488      40         1.756        2.195       70          1.691       2.113
  11        0.453         0.566      41         1.790        2.237       71          1.592       1.990
  12        0.514         0.642      42         1.832        2.290       72          1.494       1.867
  13        0.560         0.700      43         1.869        2.336       73          1.396       1.745
  14        0.614         0.767      44         1.904        2.380       74          1.317       1.646
  15        0.560         0.700      45         1.937        2.421       75          1.241       1.551
  16        0.606         0.757      46         1.969        2.461       76          1.162       1.452
  17        0.658         0.822      47         2.000        2.500       77          1.084       1.355
  18        0.718         0.897      48         2.032        2.540       78          1.010       1.262
  19        0.767         0.958      49         2.062        2.577       79          0.946       1.182
  20        0.817         1.021      50         2.093        2.616       80          0.887       1.108
  21        0.870         1.087      51         2.123        2.653       81          0.831       1.038
  22        0.924         1.155      52         2.154        2.692       82          0.779       0.973
  23        0.973         1.216      53         2.182        2.727       83          0.733       0.916
  24        1.026         1.282      54         2.211        2.763       84          0.688       0.860
  25        1.075         1.343      55         2.234        2.792       85          0.646       0.807
  26        1.125         1.406      56         2.259        2.823       86          0.606       0.757
  27        1.177         1.471      57         2.284        2.855       87          0.567       0.708
  28        1.228         1.535      58         2.307        2.883       88          0.530       0.662
  29        1.274         1.592      59         2.333        2.916       89          0.493       0.616
                                                                         90          0.484       0.605


* A negative number of Target Premiums produces a negative deferred sales charge. When combined with the deferred underwriting charge, a negative deferred sales charge reduces the total surrender charge.

TABLE 3: NUMBER OF TARGET PREMIUMS SUBJECT TO DEFERRED SALES CHARGE FOR POLICIES
                        ISSUED ON OR AFTER JULY 10, 1995
              (APPLICABLE TO THE INITIAL FACE AMOUNT AND INCREASES)


         $250,000       UNDER             $250,000       UNDER             $250,000       UNDER
AGE       OR MORE     $250,000     AGE     OR MORE     $250,000     AGE     OR MORE     $250,000
- ---      --------     --------     ---    --------     --------     ---    --------     --------
*0        -0.031       -0.039       30      1.319        1.648       60      2.356        2.945
*1        -0.144       -0.180       31      1.366        1.707       61      2.375        2.968
*2        -0.081       -0.102       32      1.415        1.768       62      2.399        2.998
*3        -0.020       -0.025       33      1.459        1.823       63      2.425        3.031
 4         0.037        0.046       34      1.503        1.878       64      2.367        2.959
 5         0.096        0.120       35      1.542        1.927       65      2.259        2.824
 6         0.166        0.207       36      1.590        1.987       66      2.113        2.641
 7         0.221        0.276       37      1.633        2.041       67      1.992        2.490
 8         0.281        0.351       38      1.672        2.090       68      1.875        2.344
 9         0.340        0.425       39      1.718        2.147       69      1.777        2.222
10         0.391        0.488       40      1.756        2.195       70      1.679        2.099
11         0.453        0.566       41      1.790        2.237       71      1.583        1.979
12         0.514        0.642       42      1.832        2.290       72      1.486        1.857
13         0.560        0.700       43      1.869        2.336       73      1.392        1.740
14         0.614        0.767       44      1.904        2.380       74      1.315        1.644
15         0.560        0.700       45      1.937        2.421       75      1.238        1.547
16         0.606        0.757       46      1.969        2.461       76      1.161        1.451
17         0.658        0.822       47      2.000        2.500       77      1.083        1.354
18         0.718        0.897       48      2.032        2.540       78      1.007        1.259
19         0.767        0.958       49      2.062        2.577       79      0.945        1.182
20         0.817        1.021       50      2.093        2.616       80      0.885        1.106
21         0.870        1.087       51      2.123        2.653       81      0.829        1.037
22         0.924        1.155       52      2.154        2.692       82      0.779        0.973
23         0.973        1.216       53      2.182        2.727       83      0.732        0.915
24         1.026        1.282       54      2.211        2.763       84      0.687        0.859
25         1.075        1.343       55      2.234        2.792       85      0.644        0.806
26         1.125        1.406       56      2.259        2.823       86      0.604        0.755
27         1.177        1.471       57      2.284        2.855       87      0.566        0.708
28         1.228        1.535       58      2.307        2.883       88      0.529        0.661
29         1.274        1.592       59      2.333        2.916       89      0.493        0.616
                                                                     90      0.484        0.605


 * A negative number of Target Premiums produces a negative deferred sales charge. When combined with the deferred underwriting charge, a negative deferred sales charge reduces the total surrender charge.

Except for surrenders to which the sales charge limitation provisions described below apply, the maximum deferred sales charge will be in effect for at least the first two years of the Surrender Charge Period. After that, the portion of the deferred sales charge that remains in effect will grade down at a rate that also varies according to the issue age of the life insured until, at the end of the Surrender Charge Period, there is no deferred sales charge. The tables we use to reduce the applicable deferred sales charge during the Surrender Charge Period are set forth in Appendix C to this Prospectus. The applicable table will be set forth in each Policy, and we will inform you of the table to be used in connection with sales charges on increases in face amount.

In order to determine the deferred sales charge applicable to a face amount increase, we will treat a portion of the Policy Value on the date of increase as a premium attributable to the increase. In addition, a portion of each premium paid on or subsequent to the increase will be attributed to the increase. In each case, the portion attributable to the increase will be the ratio of the "guideline annual premium" for the increase to the sum of the guideline annual premiums for the initial face amount and all increases including the requested increase.

A "guideline annual premium" is a hypothetical amount that we use to measure the maximum amount of the deferred sales charge that may be imposed upon surrender, partial withdrawal, a decrease in face amount or lapse during the first two years after issuance or after an increase in face amount.

The following example illustrates how deferred underwriting and deferred sales charges are calculated using data from Tables 1, 2 and 3 above and from the tables in Appendix C.

Assume a 36-year-old male (standard risk), whose Policy was issued prior to July 10, 1995, at age 30, and who has paid $9,000 in premiums under a Policy with a Target

Premium of $1,500 and a face amount of $100,000, surrenders his Policy during the last month of the sixth policy year.

A deferred underwriting charge of $540 will be assessed. The maximum deferred underwriting charge of $600 ($6 per $1,000 of face amount X 100) will be multiplied by the 90% listed in Table 1 as applicable to surrenders during the last month of the sixth policy year [90% X ($6 X 100) = $540].

A deferred sales charge of $1,192.74 will also be assessed. According to Table 2, the maximum number of Target Premiums subject to the deferred sales charge for a person who was 30 years old when his or her Policy with a face amount less than $250,000 was issued would be 1.648. Thus $2,472 (1.648 X $1,500) will be the maximum amount of premiums subject to the 50% sales charge, producing a maximum sales charge of $1,236 (50% X $2,472 = $1,236). Because the surrender occurs during the last month of the sixth policy year, only 96.50% (from the table in Appendix C for issue age 30) of the maximum sales charge remains applicable [96.50% X (.50 X 1.648 X $1,500) = $1,192.74].

SALES CHARGE LIMITATION. If you surrender your Policy or decrease its face amount at any time during the first two years after issuance or after an increase in face amount, we will forego taking that part of the deferred sales charge with respect to "premiums" paid for the initial face amount or such increase (including the portion of Policy Value treated as premiums for the increase, as described above), whichever is applicable, which exceeds the sum of

          (i) 30% of the premiums paid up to the lesser of one guideline annual premium or the maximum amount of premiums subject to the deferred sales charge plus

          (ii) 10% of the premiums paid in excess of one guideline annual premium, up to the lesser of two guideline annual premiums or the maximum amount of premiums subject to the deferred sales charge, plus

          (iii) 9% of the premiums paid in excess of two guideline annual premiums up to the maximum amount of premiums subject to the deferred sales charge.

The operation of the sales charge limitation for Policies issued prior to July 10, 1995 is illustrated by the following example. A 67-year-old male non-smoker purchased a Policy with a face amount in excess of $250,000 when he was age 65. He has paid $30,000 in premiums under the Policy and it has a guideline annual premium (GAP) of $15,997 and a Target Premium (TP) of $11,835. He surrenders his policy during the second policy year. In the absence of the sales charge limitation, the maximum deferred sales charge would be 50% of the lesser of premiums paid ($30,000) or the maximum amount of premiums subject to the deferred sales charge (TP X Maximum Number of TP's = $11,835 X 2.269 = $26,854), which results in 50% of $26,854 (the "Maximum Chargeable Amount" or "MCA") or $13,427 as the maximum deferred sales charge. However, under the formula described above, the maximum sales charge allowable will be $5,885. This is calculated as the sum of:

           (i)    30% of one GAP, or $4,799 [.30 X $15,997 = $4,799], because one GAP ($15,997) is less than premiums paid ($30,000) and less than the MCA ($26,854);

         plus

           (ii) 10% of the MCA in excess of one GAP, or $1,086 (.10 X $10,857 = $1,086) because the MCA in excess of one GAP ($26,854 - $15,997 = $10,857) is less than premiums paid in excess of one GAP ($30,000 - $15,997 = $14,003) and less than the amount of a second GAP ($15,997);

         plus

           (iii) $0, because no premiums in excess of two GAPs were paid and would not have been chargeable in any event, as the MCA was less than two GAPs.

Thus, (i) $4,799 plus (ii) $1,086 plus (iii) $0 equals $5,885, the maximum sales charge allowable.

If the Policy in the foregoing example were issued on or after July 10, 1995, the maximum sales charge allowable would be $5,873, because the maximum amount of Target Premiums subject to the deferred sales charge would be 2.259 (from Table 3) instead of 2.269 (from Table 2).

Since a deferred sales charge is deducted when a Policy terminates for failure to make the required payment following the Policy's going into default, the sales charge limitation will apply if the termination occurs during the two-year period following issuance or any increase in face amount. If the Policy terminates during the two years after a face amount increase, the sales charge limitation will relate only to the sales charges applicable to the increase.

CHARGES ON PARTIAL WITHDRAWALS. Whenever a portion of the surrender charges is deducted as a result of a partial withdrawal of Policy Value in excess of the Withdrawal Tier Amount, we will reduce the Policy's remaining surrender charges by the amount of the charges taken. The surrender charges not assessed as a result of the 10% free withdrawal provision remain in effect under the Policy and may be assessed upon surrender or lapse, other partial withdrawals, or a requested decrease in face amount. The portion of the surrender charges assessed will be based on the ratio of (i) to (ii), where

          (i) is the amount of the withdrawal in excess of the Withdrawal Tier Amount, and

          (ii) is the Net Cash Surrender Value of the Policy less the Withdrawal Tier Amount immediately prior to the withdrawal.

We will deduct the surrender charges from each Investment Account and the Fixed Account in the same proportion as the amount of the withdrawal taken from such account bears to the total amount of the withdrawal. If the amount in the account is insufficient to pay the portion of the surrender charges allocated to that account, then the portion of the withdrawal allocated to that account will be reduced so that the withdrawal plus the portion of the surrender charges allocated to that account equal the value of that account.

Units equal to the amount of the partial withdrawal taken, and surrender charges deducted, from each Investment Account will be canceled based on the value of such units determined at the end of the Business Day on which we receive a written request for withdrawal at our Service Office.

If the Option 1 death benefit is in effect under a Policy from which a partial withdrawal is made, we will reduce the face amount of the Policy. If the death benefit is equal to the face amount at the time of withdrawal, the face amount will be reduced by the amount of the withdrawal plus the portion of the surrender charges assessed. If the death benefit is based upon the Policy Value times the applicable percentage set forth under Insurance Benefit -- "Death Benefit Options" above, the face amount will be reduced only to the extent that the amount of the withdrawal plus the portion of the surrender charges assessed exceeds the difference between the death benefit and the face amount.

Reductions in face amount resulting from partial withdrawals will not incur any surrender charges above the surrender charges applicable to the withdrawal. When the face amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in face amount, i.e., against the face amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial face amount.

CHARGES ON DECREASES IN FACE AMOUNT. As with partial withdrawals, we will deduct a portion of a Policy's surrender charges upon a decrease, or a cancellation of an increase, in face amount which you request. Since surrender charges are determined separately for the initial face amount and each face amount increase, and since a decrease in face amount will have a different impact on each level of insurance coverage, we will determine separately the portion of the surrender charges to be deducted with respect to each level of insurance coverage. That portion will be the same as the ratio of the amount of the reduction in such coverage to the amount of such coverage prior to the reduction.

As noted under Insurance Benefit -- "Face Amount Changes," we apply decreases to the most recent increase first and thereafter to the next most recent increases successively. We will deduct the charges from the Policy Value, and we will allocate the amount so deducted among the Investment Accounts and the Fixed Account in the same proportion as the Policy Value in each bears to the Net Policy Value. Whenever a portion of the surrender charges is deducted as a result of a decrease in face amount, the Policy's remaining surrender charges will be reduced by the amount of the charges taken.

CHARGES REMAINING AFTER FACE AMOUNT DECREASES OR PARTIAL WITHDRAWALS. Each time a pro-rata deferred underwriting charge or a pro-rata deferred sales charge for a face amount decrease or for a partial withdrawal is deducted, the remaining deferred underwriting charge and deferred sales charge will be reduced proportionately.

We will calculate the remaining deferred underwriting charge using Table 1 above. The actual remaining charge will be the result of (a) divided by (b), multiplied by (c), where

          (a) is the grading percentage applicable to the life insured's issue age and Policy duration;

          (b) is the grading percentage applicable to the life insured's issued age at the time of the last face amount decrease or partial withdrawal;

          and

          (c) is the remaining deferred sales charge prior to the last face amount decrease or partial withdrawal less the deferred underwriting charge deducted for that face amount decrease or partial withdrawal.

We will calculate the remaining deferred sales charge using Table 2 above and Appendix C. The actual remaining charge will be the result of (a) divided by
(b), multiplied by (c), where:

          (a)  is the grading percentage applicable to the Policy duration;

          (b) is the grading percentage at the time of the last face amount decrease or partial withdrawal;

          and

          (c) is the remaining deferred sales charge prior to the last face amount decrease or partial withdrawal less the deferred sales charge deducted for that face amount decrease or partial withdrawal.

Until the sum of premiums paid equals or exceeds the number of Target Premiums subject to deferred sales charge multiplied by the Target Premium, subsequent premium payments will increase the remaining referred sales charge.

MONTHLY DEDUCTIONS

Each month we make a deduction from Policy Value consisting of an administration charge, a charge for the cost of insurance, a charge for mortality and expense risks, and charge(s) for any supplementary benefit(s) (see Other Provisions -- "Supplementary Benefits"). We allocate the monthly deduction among the Investment Accounts and (other than the mortality and expense risks charge) the Fixed Account in the same proportion as the Policy Value in each bears to the Net Policy Value. Monthly deductions due prior to the effective date will be taken on the effective date instead of the dates they were due. If the Policy is still in force when the life insured attains age 100, no further monthly deductions will be taken from the Policy Value.

ADMINISTRATION CHARGE

The monthly administration charge is $35 until the first anniversary and, thereafter, $10 (the right is reserved to increase the administration charge by an additional amount of up to $.01 per $1,000 of face amount per month). The charge is designed to cover certain administrative expenses associated with the Policy, including maintaining policy records, collecting premiums and processing death claims, surrender and withdrawal requests and various charges permitted under a Policy.

COST OF INSURANCE CHARGE

The monthly charge for the cost of insurance is determined by multiplying the applicable cost of insurance rate times the net amount at risk at the beginning of each policy month. The cost of insurance rate is based on

     -    the life insured's issue age,

     -    the duration of the coverage,

     -    sex (unless unisex rates are required by law),

     -    risk class, and,

     - in the case of certain Policies issued in group or sponsored arrangements providing for reduction in cost of insurance charges (see "Special Provisions For Group Or Sponsored Arrangements"), the face amount of the Policy.

See Miscellaneous Matters -- "Legal Considerations." We determine the rate separately for the initial face amount and for each increase in face amount. Cost of insurance rates will generally increase with the life insured's age. Any additional ratings as indicated in the Policy will be added to the cost of insurance rate.

We use cost of insurance rates that reflect our expectations as to future mortality experience as based on current experience. We may change the rates from time to time on a basis which does not unfairly discriminate within the class of life insureds. In no event will the cost of insurance rate exceed the guaranteed rate set forth in the Policy except to the extent that an extra rate is imposed because of an additional rating applicable to the life insured or if simplified underwriting is granted in a group or sponsored arrangement (see "Special Provisions For Group Or Sponsored Arrangements"). The guaranteed rates are based on the 1980 Commissioners Standard Ordinary Smoker/Nonsmoker Mortality Tables.

If requested by the applicant, we may offer the Policy with provisions based on actuarial tables that do not differentiate on the basis of sex to such prospective purchasers in states where the unisex version of the Policy has been approved.

The State of Montana currently prohibits the issuance of policies with assumptions that distinguish between men and women in determining premiums and policy benefits for policies issued on the life of any of its residents.

The net amount at risk to which the cost of insurance rate is applied is the difference between the death benefit, divided by 1.0032737 (a factor which reduces the net amount at risk for cost of insurance charge purposes by taking into account assumed monthly earnings at an annual rate of 4%), and the Policy Value. Because different cost of insurance rates may apply to different levels of insurance coverage, we will calculate the net amount at risk separately for each level of insurance coverage. When the Option 1 death benefit is in effect, for purposes of determining the net amount at risk applicable to each level of insurance coverage, the Policy Value is attributed first to the initial face amount and then, if the Policy Value is greater than the initial face amount, to each increase in face amount in the order made.

Because the calculation of the net amount at risk is different under the death benefit options when more than one level of insurance coverage is in effect, a change in the death benefit option may result in a different net amount at risk for each level of insurance coverage than would have occurred had the death benefit option not been changed. Since the cost of insurance is calculated separately for each level of insurance coverage, any change in the net amount at risk for a level of insurance coverage resulting from a change in the death benefit option may affect the amount of the charge for the cost of insurance. Partial withdrawals and decreases in face amount will also affect the manner in which the net amount at risk for each level of insurance coverage is calculated.

MORTALITY AND EXPENSE RISK CHARGE

We make a monthly charge against your Policy Value for the mortality and expense risks we assume under the Policies. We make this charge at the beginning of each policy month at an annual rate of

     - .90% through the later of the tenth anniversary of the Policy and your attained age of 60

     -    and, thereafter, .45%.

We assess the charge against the value of your Investment Accounts by canceling units in the same proportion as the value of each Investment Account bears to the total value of your Investment Accounts. The mortality risk assumed is that lives insured may live for a shorter period of time than we estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policies will be greater than we estimated. We estimate that virtually all of the mortality and expense risks charge currently relates to expense risks. We will realize a gain from this charge to the extent it is not needed to provide benefits and pay expenses under the Policies.

OTHER CHARGES

Currently, we make no charge against the Separate Account for federal, state or local taxes that may be attributable to the Separate Account or to our operations with respect to the Policies. However, if we incur any such taxes, we may make a charge therefor.

We impose charges on certain transfers of Policy Values, including a $25 charge for each transfer in excess of twelve in a policy year and a $5 charge for each Dollar Cost Averaging transfer when Policy Value does not exceed $15,000. See Policy Values -- "Transfers Of Policy Value."

The Separate Account purchases shares of Portfolios at net asset value. The net asset value of those shares reflects the investment management fees and expenses of the Portfolios, which are set forth below. More detailed information concerning these fees and expenses is set forth under the caption "Management of The Trust" in the prospectus for the Trust that accompanies this prospectus.

TRUST ANNUAL EXPENSES
(as a percentage of Trust average net assets)

                                                              OTHER EXPENSES
                                           MANAGEMENT          (AFTER EXPENSE             TOTAL TRUST
TRUST PORTFOLIO                               FEES            REIMBURSEMENT)***         ANNUAL EXPENSES
- -------------------------------------------------------------------------------------------------------
Pacific Rim Emerging Markets........       0.850%                0.360%                     1.210%
Science & Technology................       1.100%                0.110%                     1.210%
International Small Cap.............       1.100%                0.150%                     1.250%
Aggressive Growth...................       1.000%+               0.090%                     1.090%

Emerging Small Company..............       1.050%                0.050%                     1.100%
Small Company Blend.................       1.050%                0.150%*                    1.200%
Mid Cap Growth......................       0.950%+               0.040%                     0.990%
Mid Cap Stock.......................       0.925%                0.000%*                    0.925%

                                                              OTHER EXPENSES
                                           MANAGEMENT          (AFTER EXPENSE             TOTAL TRUST
TRUST PORTFOLIO                               FEES            REIMBURSEMENT)***         ANNUAL EXPENSES
- -------------------------------------------------------------------------------------------------------
Overseas............................       0.950%                0.210%                     1.160%
International Stock.................       1.050%                0.200%                     1.250%
International Value.................       1.000%                0.300%*                    1.300%
Mid Cap Blend.......................       0.850%+               0.050%                     0.900%
Small Company Value.................       1.050%                0.180%                     1.230%
Global Equity.......................       0.900%                0.110%                     1.010%
Growth..............................       0.850%                0.050%                     0.900%
Large Cap Growth....................       0.875%+               0.130%                     1.005%
Quantitative Equity.................       0.700%                0.060%                     0.760%
Blue Chip Growth....................       0.875%+               0.045%                     0.920%
Real Estate Securities..............       0.700%                0.060%                     0.760%
Value...............................       0.800%                0.050%                     0.850%
Equity Index........................       0.250%                0.150%**                   0.400%**
Growth & Income.....................       0.750%                0.040%                     0.790%
U.S. Large Cap Value................       0.875%                0.100%*                    0.975%
Equity-Income.......................       0.875%+               0.050%                     0.925%
Income & Value......................       0.800%                0.090%                     0.890%
Balanced............................       0.800%                0.070%                     0.870%
High Yield..........................       0.775%                0.065%                     0.840%
Strategic Bond......................       0.775%                0.075%                     0.850%
Global Bond.........................       0.800%                0.110%                     0.910%
Total Return........................       0.775%                0.100%*                    0.875%
Investment Quality Bond.............       0.650%                0.070%                     0.720%
Diversified Bond....................       0.750%                0.140%                     0.890%
U.S. Government Securities..........       0.650%                0.070%                     0.720%
Money Market........................       0.500%                0.120%                     0.620%
Lifestyle Aggressive 1000#..........            0%               1.110%***                  1.110%
Lifestyle Growth 820#...............            0%               1.000%***                  1.000%
Lifestyle Balanced 640#.............            0%               0.920%***                  0.920%
Lifestyle Moderate 460#.............            0%               0.830%***                  0.830%
Lifestyle Conservative 280#.........            0%               0.720%***                  0.720%

+Management Fees for these portfolios changed effective May 1, 1999. Prior to May 1, 1999, management fees were as follows:

           Aggressive Growth Trust            1.050%
           Mid Cap Growth Trust               1.000%
           Mid Cap Blend Trust                0.750%
           Large Cap Growth Trust             0.750%
           Blue Chip Growth Trust             0.925%
           Equity Income Trust                0.800%
           Income & Value Trust               0.750%

*Based on estimates of payments to be made during the current fiscal year.

** Under the Advisory Agreement, MSS has agreed o reduce its advisory fee or reimburse the Equity Index Trust if the total of all expenses (excluding advisory fees, taxes, portfolio brokerage commissions, interest, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Trust's business) exceed an annual rate of 0.15% of the average annual net assets of the Equity Index Trust. The expense limitation will continue in effect from year to year unless otherwise terminated at any year end by MSS on 30 days' notice to the Trust. If this expense reimbursement had not been in effect, Total Trust Annual Trust. If this expense reimbursement had not been in effect, Total Trust Annual Trust. If this expense reimbursement had not been in effect, Total Trust Annual Expenses would have been 0.55%, and Other Expenses would have been 0.30%, of the average annual net assets of the Equity Index Trust.

*** Reflects expenses of the Underlying Portfolios. Manufacturers Securities Services, LLC ("MSS") has voluntarily agreed to pay the expenses of each Lifestyle Trust (excluding the expenses of the Underlying Portfolios). This voluntary expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be 0.02% higher, except for the Lifestyle Conservative 280 Trust, which would be 0.03% higher (based on expenses of the Lifestyle Trusts for the fiscal year ended December 31, 1998) as noted in the chart below:

                                          MANAGEMENT             OTHER               TOTAL TRUST
TRUST PORTFOLIO                              FEES               EXPENSES           ANNUAL EXPENSES
- ----------------------------------------------------------------------------------------------------
Lifestyle Aggressive 1000...........            0%               1.130%                1.130%
Lifestyle Growth 820................            0%               1.020%                1.020%
Lifestyle Balanced 640..............            0%               0.940%                0.940%
Lifestyle Moderate 460..............            0%               0.850%                0.850%
Lifestyle Conservative 280..........            0%               0.750%                0.750%

# Each Lifestyle Trust will bear its own pro rata share of the fees and expenses incurred by the Underlying Portfolios in which it invests, and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. Each Lifestyle Portfolio must also bear its own expenses. However, MSS is currently paying those expenses as described in footnote (***) above.

SPECIAL PROVISIONS FOR GROUP OR SPONSORED ARRANGEMENTS

Where permitted by state insurance laws, Policies may be purchased under group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a program under which a trustee, employer or similar entity purchases Policies covering a group of individuals on a group basis. In California all participants of group arrangements will be individually underwritten. A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

We may reduce the charges and deductions described above for Policies issued in connection with group or sponsored arrangements. Such arrangements may include sales without withdrawal charges and deductions to our employees, officers, directors, agents, immediate family members of the foregoing, and employees of our agents and of our subsidiaries. We will reduce the above charges and deductions in accordance with our rules in effect as of the date an application for a Policy is approved. To qualify for such a reduction, a group or sponsored arrangement must satisfy certain criteria as to, for example, size of the group, expected number of participants and anticipated premium payments from the group.

Generally, the sales contacts and effort, administrative costs and mortality cost per Policy vary based on such factors as the size of the group or sponsored arrangements, the purposes for which Policies are purchased and certain characteristics of its members. The amount of reduction and the criteria for qualification will reflect the reduced sales effort and administrative costs resulting from, and the different mortality experience expected as a result of, sales to qualifying groups and sponsored arrangements.

We may modify from time to time, on a uniform basis, both the amounts of reductions and the criteria for qualification. Reductions in these charges will not be unfairly discriminatory against any person, including the affected policyowners and all other policyowners funded by the Separate Account.

In addition, groups and persons purchasing under a sponsored arrangement may apply for simplified underwriting. If simplified underwriting is granted, the cost of insurance charge may increase as a result of higher anticipated mortality experience. In addition, groups or persons purchasing under a sponsored arrangement may request increases or decreases in face amount at any time after issue and decreases in face amount at any time after an increase in face amount.

SPECIAL PROVISIONS FOR EXCHANGES

We will permit owners of certain life insurance policies issued either by us or Manufacturers Life to exchange their policies for the Policies described in this prospectus. Charges under the policies being exchanged or the Policies issued in exchange therefor may be reduced or eliminated. Owners of certain policies may be entitled to convert their policies to the Policies described in this prospectus. If they elect to convert, they may receive a credit upon conversion in an amount up to their first-year premium. Policy loans made under policies being exchanged may, in some circumstances, be carried over to the new Policies without repayment at the time of exchange. Policyowners considering an exchange should consult their tax advisers as to the tax consequences of an exchange.

THE GENERAL ACCOUNT

By virtue of exclusionary provisions, interests in our general account have not been registered under the Securities Act of 1933 and our general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither our general account nor any interests therein are subject to the provisions of these acts, and as a result the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus relating to the general account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

Our general account consists of all assets owned by us other than those in our separate accounts. Subject to applicable law, we have sole discretion over the investment of the assets of our general account.

You may elect to allocate net premiums to the Fixed Account or to transfer all or a portion of your Policy Value to the Fixed Account from the Investment Accounts. Transfers from the Fixed Account to the Investment Accounts are subject to restrictions. See Policy Values -- "Transfers Of Policy Value" and "Policy Value." We will hold the reserves required for any portion of the Policy Value allocated to the Fixed Account in our general account. However, your allocation of Policy Value to the Fixed Account does not entitle you to share in the investment experience of our general account. Instead, we guarantee that your Policy Value in the Fixed Account will accrue interest daily at an effective annual rate of at least 4%, without regard to the actual investment experience of our general account. We may, at our sole discretion, credit a higher rate of interest, although we are not obligated to do so. You assume the risk that interest credited may not exceed the guaranteed minimum rate of 4% per year.

OTHER GENERAL POLICY PROVISIONS

POLICY DEFAULT

Unless the Death Benefit Guarantee is in effect, your Policy will go into default if the Policy's Net Cash Surrender Value at the beginning of any policy month would go below zero after deducting the monthly deductions then due. We will notify you of the default and will allow a 61-day grace period in which you may make a premium payment sufficient to bring the Policy out of default. The payment you must make will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero at the date of default, plus the monthly deductions due at the date of default and at the beginning of each of the two policy months thereafter, based on the Policy Value at the date of default. If we do not receive the required payment by the end of the grace period, we will terminate the Policy and pay to you the Net Cash Surrender Value (subject to any applicable limitation on surrender charges; see Charges And Deductions -- "Surrender Charges") as of the date of default less the monthly deductions then due. If the life insured should die during the grace period following a Policy's going into default, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default, and the insurance benefit payable will be reduced by any outstanding monthly deductions due at the time of death.

POLICY REINSTATEMENT

You can reinstate a Policy which has terminated after going into default at any time within 21 days following the date of termination without furnishing evidence of insurability, subject to the following conditions:

          (a)  The life insured's risk class is standard or preferred; and

          (b)  The life insured's attained age is less than 46.

You can reinstate a Policy which has terminated after going into default at any time within the five-year period following the date of termination subject to the following conditions:

          (a) You must not have surrendered the Policy for its Net Cash Surrender Value;

          (b) You furnish to us satisfactory evidence of the life insured's insurability;

          (c) You pay us a premium equal to the payment required during the 61-day grace period following default to keep the Policy in force; and

          (d) You repay to us an amount equal to any amounts paid by us in connection with the termination of the Policy.

If we approve the reinstatement, the date of reinstatement will be the later of the date of your written request or the date we receive the required payment at our Service Office.

MISCELLANEOUS POLICY PROVISIONS

BENEFICIARY. You may appoint one or more beneficiaries of the Policy by naming them in the application. Beneficiaries may be appointed in three classes -- primary, secondary and final. Thereafter you may change the beneficiary during the life insured's lifetime by giving written notice to us in a form satisfactory to us unless an irrevocable designation has been elected. If the life insured dies and there is no surviving beneficiary, you, or your estate if you are the life insured, will be the beneficiary. If a beneficiary dies before the seventh day after the death of the life insured, we will pay the insurance benefit as if the beneficiary had died before the life insured.

INCONTESTABILITY. We will not contest the validity of a Policy after it has been in force during the life insured's lifetime for two years from the issue date. We will not contest the validity of an increase in face amount or the addition of a supplementary benefit after such increase or addition has been in force during the life insured's lifetime for two years. If a Policy has been reinstated and been in force for less than two years from the reinstatement date, we can contest any misrepresentation of a fact material to the reinstatement.

MISSTATEMENT OF AGE OR SEX. If the life insured's stated age or sex or both in the Policy are incorrect, we will change the face amount of insurance so that the death benefit will be that which the most recent monthly charge for the cost of insurance would have bought for the correct age and sex (unless unisex rates are required by law).

SUICIDE EXCLUSION. If the life insured, whether sane or insane, dies by suicide within two years from the issue date, we will pay only the premiums paid less any partial withdrawals of the Net Cash Surrender Value and any amount in the Loan Account. If the life insured should die by suicide within two years after a face amount increase, the death benefit for the increase will be limited to the monthly deduction for the increase.

ASSIGNMENT. We will not be bound by an assignment until we receive a copy of it at our Service Office. We assume no responsibility for the validity or effects of any assignment.

OTHER PROVISIONS

SUPPLEMENTARY BENEFITS

Subject to certain requirements, you may add one or more supplementary benefits to a Policy, including those providing term insurance for additional insureds, providing accidental death coverage, waiving monthly deductions upon disability, guaranteeing the Policy Value, accelerating benefits in the event of terminal illness, and, in the case of corporate-owned Policies, permitting a change of the life insured. You may obtain more detailed information concerning supplementary benefits from one of our authorized agents. We will deduct the cost of any supplementary benefits as part of the monthly deduction. See Charges And Deductions -- "Monthly Deductions."

PAYMENT OF PROCEEDS

As long as the Policy is in force, we will ordinarily pay any policy loans, partial withdrawals, Net Cash Surrender Value or any insurance benefit within seven days after receipt at our Service Office of all the documents required for such a payment.

We may delay the payment of any policy loans, partial withdrawals, Net Cash Surrender Value or the portion of any insurance benefit that depends on the Fixed Account value for up to six months; otherwise we may delay payment for any period during which (i) the New York Stock Exchange is closed for trading (except for normal holiday closings) or trading on the Exchange is otherwise restricted; or (ii) an emergency exists as defined by the S.E.C. or the S.E.C. requires that trading be restricted; or (iii) the S.E.C. permits a delay for the protection of policyowners. Also, we may deny transfers in the circumstances stated in clauses (i), (ii) and (iii) above and in the circumstances previously set forth. See Policy Values -- "Transfers Of Policy Value."

REPORTS TO POLICYOWNERS

Within 30 days after each policy anniversary, we will send you a statement showing, among other things, the amount of the death benefit, the Policy Value and its allocation among the Investment Accounts, the Fixed Account and the Loan Account, the value of the units in each Investment Account to which the Policy Value is allocated, any Loan Account balance and any interest charged since the last statement, the premiums paid and policy transactions made during the period since the last statement and any other information required by law.

Within 10 days after any transaction involving purchase, sale, or transfer of units of Investment Accounts, we will send a confirmation statement.

You will also be sent an annual and a semi-annual report for Manufacturers Investment Trust which will include a list of the securities held in each Portfolio as required by the 1940 Act.

MISCELLANEOUS MATTERS

PORTFOLIO SHARE SUBSTITUTION

Although we believe it to be highly unlikely, it is possible that in the judgment of our management, one or more of the Portfolios may become unsuitable for investment by the Separate Account because of a change in investment policy or a change in the applicable laws or regulations, because the shares are no longer available for investment, or for some other reason. In that event, we may seek to substitute the shares of another Portfolio or of an entirely different mutual fund. Before this can be done, the approval of the S.E.C. and one or more state insurance departments may be required.

We also reserve the right to combine other separate accounts with the Separate Account, to establish additional sub-accounts within the Separate Account, to operate the Separate Account as a management investment company or other form permitted by law, to transfer assets from this Separate Account to another separate account and from another separate account to this Separate Account, and to de-register the Separate Account under the 1940 Act. We would make the change only if permissible under applicable federal and state law.

We will not materially change the investment objectives of the Separate Account without first filing the change with the Insurance Commissioner of the State of Michigan. You will be advised of any change at the time it is made.

FEDERAL INCOME TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. You should consult counsel or other competent tax advisers for more complete information. This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "Service"). We make no representation as to the likelihood of continuation of the present federal income tax laws or of the current interpretations by the Service. WE DO NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY OR ANY TRANSACTION REGARDING THE POLICIES.

The Policies may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of such Policies in any such arrangement, the value of which depends in part on its tax consequences, is contemplated, you should consult a qualified tax adviser for advice on the tax attributes of the particular arrangement.

TAX STATUS OF THE POLICY

Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"), sets forth a definition of a life insurance contract for federal tax purposes. The Secretary of Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702. However, while proposed regulations and other interim guidance have been issued, final regulations have not been adopted and guidance as to how Section 7702 is to be applied is limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance policy.

With respect to a Policy issued on the basis of a standard rate class, we believe (largely in reliance on IRS Notice 88-128 and the proposed mortality charge regulations under Section 7702, issued on July 5, 1991) that such a Policy should meet the Section 7702 definition of a life insurance contract.

With respect to a Policy that is issued on a substandard basis (i.e., a premium class involving higher-than-standard mortality risk), there is less guidance, in particular as to how mortality and other expense requirements of Section 7702 are to be applied in determining whether such a Policy meets the Section 7702 definition of a life insurance contract. Thus, it is not clear whether or not such a Policy would satisfy Section 7702, particularly if the policyowner pays the full amount of premiums permitted under the Policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, we may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, we reserve the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702. Section 817(h) of the Code requires that the investments of the Separate Account be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as a life insurance contract under Section 7702 of the Code (discussed above). The Separate Account, through Manufacturers Investment Trust, intends to comply with the diversification requirements prescribed in Treas. Reg. Sec. 1.817-5, which affect how Manufacturers Investment Trust's assets are to be invested. We believe that the Separate Account will thus meet the diversification requirement, and we will monitor continued compliance with the requirement.

In certain circumstances, owners of variable life insurance Policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their Policies. In those circumstances, income and gains from the separate account assets would be includible in the variable policyowner's gross income. The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if the policyowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets.

For example, the Policy has many more Portfolios to which policyowners may allocate premium payments and Policy Values than were available in the policies described in the rulings. These differences could result in an owner being treated as the owner of a pro rata portion of the assets of the Separate Account. In addition, we do not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the Policy as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of the Separate Account.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

IN GENERAL. We believe that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's [Generally, you will not be deemed to be in constructive receipt of your Policy Value until there is a distribution.] death benefit option, a Policy loan, a partial withdrawal, a surrender, a change in ownership, a change of insured, the addition of an accelerated death benefit rider, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each policyowner or beneficiary. Generally, the policyowner will not be deemed to be in constructive receipt of the Policy Value, including increments thereof, until there is a distribution. The tax consequences of distributions from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract." Upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax, regardless of whether the Policy is or is not a Modified Endowment Contract.

MODIFIED ENDOWMENT CONTRACTS. Section 7702A establishes a class of life insurance contracts designated as "Modified Endowment Contracts," which applies to Policies entered into or materially changed after June 20, 1988.

Because of the Policy's flexibility, classification as a Modified Endowment Contract will depend on the individual circumstances of each Policy. In general, a Policy will be a Modified Endowment Contract if the accumulated premiums paid at any time during the first seven policy years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. The determination of whether a Policy will be a Modified Endowment Contract after a material change generally depends upon the relationship of the death benefit and Policy Value at the time of such change and the additional premiums paid in the seven years following the material change. If a premium is received which would cause the Policy to become a Modified Endowment Contract
(MEC) within 23 days of the next policy anniversary, we will not apply the portion of the premium which would cause MEC status (excess premium) to the Policy when received. The excess premium will be placed in a suspense account until the next anniversary date, at which point the excess premium, along with interest earned on the excess premium at a rate of 3.5% from the date the premium was received, will be applied to the Policy. The policyowner will be advised of this action and will be offered the opportunity to have the premium credited as of the original date received or to have the premium returned. If the policyowner does not respond, the premium and interest will be applied to the Policy as of the first day of the next anniversary.

If a premium is received which would cause your Policy to become a MEC more than 23 days prior to the next policy anniversary, we will refund any excess premium to you. The portion of the premium which is not excess will be applied as of the date received. We will advise you of this action and will offer to return the premium and have it credited to the account as of the original date received.

If, in connection with the application or issue of the Policy, you acknowledge that your Policy is or will become a MEC, we will credit excess premiums that would cause MEC status as of the date received.

Further, if a transaction occurs which reduces the face amount of your Policy during the first seven years, we will retest the Policy, retroactive to the date of purchase, to determine compliance with the seven-pay test based on the lower face amount. As well, if a reduction of the face amount occurs within seven years of a material change, we will retest the Policy for compliance retroactive to the date of the material change. Failure to comply would result in classification as a Modified Endowment Contract regardless of any efforts by us to provide a payment schedule that will not violate the seven-pay test.

The rules relating to whether a Policy will be treated as a Modified Endowment Contract are extremely complex and cannot be adequately described in the limited confines of this summary. Therefore, you should consult with a competent adviser to determine whether a transaction will cause the Policy to be treated as a Modified Endowment Contract.

DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS. Policies classified as Modified Endowment Contracts will be subject to the following tax rules: First, all partial withdrawals from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Policy Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from or secured by such a Policy are treated as partial withdrawals from the Policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as a loan. Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions upon surrender) from, or loans taken from or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the policyowner attains age 59 1/2, is attributable to the policyowner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies) of the policyowner and the policyowner's beneficiary.

DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS. A distribution from a Policy that is not a Modified Endowment Contract is generally treated as a tax-free recovery by the policyowner of the investment in the Policy (described below) to the extent of such investment in the Policy, and as a distribution of taxable income only to the extent the distribution exceeds the investment in the Policy. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policyowner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

Loans from, or secured by, a Policy that is not a Modified Endowment Contract are not treated as distributions. Instead, such loans are treated as indebtedness of the policyowner. Select Loans may, however, be treated as a distribution.

Finally, neither distributions (including distributions upon surrender) nor loans from, or secured by, a Policy that is not a Modified Endowment Contract are subject to the 10% additional tax.

POLICY LOAN INTEREST. Generally, personal interest paid on any loan under a Policy which is owned by an individual is not deductible. In addition, except for the transition rules described in the paragraph below, interest on any loan under a Policy owned by a taxpayer and covering the life of any individual who is an officer or employee of or is financially interested in the business carried on by the taxpayer will not be tax deductible unless the employee is a key person within the meaning of Section 264 of the Code. A deduction will not be permitted for interest on a loan under a policy held on the life of a key person to the extent the aggregate of such loans with respect to contracts covering the key person exceeds $50,000. The number of employees who can qualify as key persons depends in part on the size of the employer but cannot exceed 20 individuals.

For policies issued after June 20, 1986 and prior to January 1, 1994 a transition rule permits all or a portion of the interest paid on policy debt incurred before January 1, 1996 to be deducted. For policies issued in 1994 or 1995 the transition rule applies to indebtedness incurred before January 1, 1997. To be deducted the interest must be paid or accrued prior to January 1, 1999, and must meet other rules contained in Section 264 of the Code and section 501 of the Health Insurance Portability and Accountability Act of 1996.

Furthermore, if a non-natural person owns a policy, or is the direct or indirect beneficiary under a policy, Section 264(f) of the Code disallows a pro-rata portion of the taxpayer's interest expense allocable to unborrowed policy cash values attributable to insurance held on the lives of individuals who are not 20% (or more) owners of the taxpayer-entity, officers, employees, or former employees of the taxpayer.

The portion of the interest expense that is allocable to unborrowed policy cash values is an amount that bears the same ratio to that interest expense as the taxpayer's average unborrowed policy cash values under such life insurance policies bears to the average adjusted bases for all assets of the taxpayer.

If the taxpayer is not the owner, but is the direct or indirect beneficiary under the contract, then the amount of unborrowed cash value of the policy taken into account in computing the portion of the taxpayer's interest expense allocable to unborrowed policy cash values cannot exceed the benefit to which the taxpayer is directly or indirectly entitled under the policy.

INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which has been excluded from gross income of the policyowner (except that the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract, to the extent such amount has been excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Policy that is a Modified Endowment Contract to the extent that such amount has been included in the gross income of the policyowner.

MULTIPLE POLICIES. All Modified Endowment Contracts that are issued by us (or our affiliates) to the same policyowner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the gross income under Section 72(e) of the Code.

THE COMPANY'S TAXES

As a result of the Omnibus Budget Reconciliation Act of 1990, insurance companies are generally required to capitalize and amortize certain policy acquisition expenses over a 10-year period rather than currently deducting such expenses. This treatment applies to the deferred acquisition expenses of a Policy and results in a significantly higher corporate income tax liability for the Company. We reserve the right to make a charge to premiums to compensate us for the anticipated higher corporate income taxes.

At the present time, we make no charge to the Separate Account for any federal, state or local taxes that we incur that may be attributable to the Account or to the Policies. We, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that we determine to be properly attributable to the Separate Account or to the Policies.

DISTRIBUTION OF THE POLICY

ManEquity, Inc., one of our indirect wholly-owned subsidiaries, acts as the principal underwriter of, and continuously offers, the Policies pursuant to a Distribution Agreement with us. ManEquity, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Policies will be sold by registered representatives of either ManEquity, Inc. or other broker-dealers having distribution agreements with ManEquity, Inc. who are also authorized by state insurance departments to do so. Compensation is comprised of first-year commissions and bonus not to exceed 105% of premiums paid up to the Target Premium, commissions not to exceed 2% of premiums in excess thereof and, after the third anniversary, 0.15% of the Policy Value per annum. If certain standards with regard to the sale of the Policies and certain other policies issued by us or Manufacturers Life (USA) are met, additional compensation will be available.

RESPONSIBILITIES ASSUMED BY MANUFACTURERS LIFE

Manufacturers Life and Manufacturers USA have entered into an agreement with ManEquity, Inc. pursuant to which Manufacturers Life or Manufacturers USA, on behalf of ManEquity, Inc., will pay the sales commissions in respect of the Policies and certain other policies issued by us, prepare and maintain all books and records required to be prepared and maintained by ManEquity, Inc. with respect to the Policies and such other policies, and send all confirmations required to be sent by ManEquity, Inc. with respect to the Policies and such other policies. ManEquity, Inc. will promptly reimburse Manufacturers Life or Manufacturers USA for all sales commissions paid by them and will pay them for their other services under the agreement in such amounts and at such times as agreed to by the parties.

Manufacturers Life and Manufacturers USA have also entered into a Service Agreement with us pursuant to which Manufacturers Life or Manufacturers USA will provide to us all issue, administrative, general services and recordkeeping functions on our behalf with respect to all of our insurance policies including the Policies.

Finally, Manufacturers Life of America may, from time to time in its sole discretion, enter into one or more reinsurance agreements with other life insurance companies under which policies issued by it may be reinsured, such that its total amount at risk under a policy would be limited for the life of an insured.

VOTING RIGHTS

As stated above, we will invest all of the assets held in the sub-accounts of the Separate Account in shares of a particular Portfolio of Manufacturers Investment Trust. We are the legal owner of those shares and as such have the right to vote upon matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual and to vote upon any other matters that may be voted upon at a shareholders' meeting. However, we will vote shares held in the sub-accounts in accordance with instructions received from policyowners having an interest in such sub-accounts.

We will vote shares held in each sub-account for which no timely instructions from policyowners are received, including shares not attributable to Policies, in the same proportion as those shares in that sub-account for which instructions are received. Should the applicable federal securities laws or regulations change so as to permit us to vote shares held in the Separate Account in our own right, we may elect to do so.

The number of shares in each sub-account for which instructions may be given by a policyowner is determined by dividing the portion of the Policy Value derived from participation in that sub-account, if any, by the value of one share of the corresponding Portfolio of Manufacturers Investment Trust. We will determine the number as of a date chosen by us, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the shareholders' meeting.

We may, if required by state insurance officials, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Portfolios, or to approve or disapprove an investment management contract. In addition, we may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that we reasonably disapprove such changes in accordance with applicable federal regulations. If we disregard voting instructions, we will advise you of that action and our reasons for such action in the next communication to policyowners.

DIRECTORS AND OFFICERS OF MANUFACTURERS LIFE OF AMERICA

                                    Position with
                                    Manufacturers Life
Name                                of America                       Principal Occupation
Sandra M. Cotter (36)               Director                         Attorney, Dykema Gosset, PLLC, 1989 to present.
                                    (since December 1992)

James D. Gallagher (44)             Director (since May 1996),       Vice President, Secretary and General Counsel,
                                    Secretary and                    The Manufacturers Life Insurance Company (USA),
                                    General Counsel                  January 1997 to present; Secretary and General
                                                                     Counsel, Manufacturers Adviser Corporation,
                                                                     January 1997 to present; Vice President, Legal
                                                                     Services - U.S. Operations, The Manufacturers
                                                                     Life Insurance Company, January 1996 to
                                                                     present; Vice President, Secretary and General
                                                                     Counsel, The Manufacturers Life Insurance
                                                                     Company of North America , 1994 to present;
                                                                     Vice President and Associate General Counsel,
                                                                     The Prudential Insurance Company of America,
                                                                     1991 to 1994.

Theodore Kilkuskie, Jr. (43)        Director (since May 1996)        Senior Vice President, U.S. Annuities, The
                                                                     Manufacturers Life Insurance Company, January
                                                                     1999 to present; President, The Manufacturers
                                                                     Life Insurance Company of North America,
                                                                     January 1999 to present; Senior Vice President,
                                                                     U.S. Individual Insurance, The Manufacturers
                                                                     Life Insurance Company, August 1998 to December
                                                                     1998; Vice President, U.S. Individual
                                                                     Insurance, The Manufacturers Life Insurance
                                                                     Company, June 1995 to February 1998; Executive
                                                                     Vice President, Mutual Fund Sales & Marketing,
                                                                     State Street Research, March 1994 to June 1995.

James O'Malley (52)                 Director (since November 1998)   Senior Vice President, U.S. Pensions, The
                                                                     Manufacturers Life Insurance Company, January
                                                                     1999 to present; Vice President, Systems New
                                                                     Business Pensions, The Manufacturers Life
                                                                     Insurance Company,  1984 to December 1998.

Joseph J. Pietroski (60)            Director (since July 1992)       Senior Vice President, General Counsel and
                                                                     Corporate Secretary, The Manufacturers Life
                                                                     Insurance Company, 1988 to present.

John D. Richardson (61)             Chairman and Director            Senior Executive Vice President, The
                                    (since January 1995)             Manufacturers Life Insurance Company; January
                                                                     1999 to present; Executive Vice President, U.S.
                                                                     Operations, The Manufacturers Life Insurance
                                                                     Company, November 1995 to December 1998; Senior
                                                                     Vice President and General Manager, U.S.
                                                                     Operations, The Manufacturers Life Insurance
                                                                     Company, January 1995 to October 1997; Senior
                                                                     Vice President and General Manager, Canadian
                                                                     Operations, The Manufacturers Life Insurance
                                                                     Company, June 1992 to December 1994.

Victor Apps (51)                    Vice President, Asia             Executive Vice President, Asia Operations, The
                                                                     Manufacturers Life Insurance Company, November
                                                                     1997 to present; Senior Vice President and
                                                                     General Manager, Greater China Division, The
                                                                     Manufacturers Life Insurance Company, 1995 to
                                                                     1997; Vice President and General Manager,
                                                                     Greater China Division, The Manufacturers Life
                                                                     Insurance Company, 1993 to 1995; International
                                                                     Vice President, Asia Pacific Division, The
                                                                     Manufacturers Life Insurance Company, 1988 to
                                                                     1993.

Felix Chee (52)                     Vice President, Investments      Executive Vice President ,The Manufacturers
                                                                     Life Insurance Company; November 1997 to
                                                                     present, Chief Investment Officer, The
                                                                     Manufacturers Life Insurance Company, June 1997
                                                                     to present, Senior Vice President and
                                                                     Treasurer, The Manufacturers Life Insurance
                                                                     Company, August 1994 to May 1997; Vice
                                                                     President and Treasurer, The Manufacturers Life
                                                                     Insurance Company, October 1993 to July 1994.

Robert A. Cook (44)                 Vice President, Marketing        Senior Vice President, U.S. Individual
                                                                     Insurance, The Manufacturers Life Insurance
                                                                     Company, January 1999 to present; Vice
                                                                     President, Product Management, The
                                                                     Manufacturers Life Insurance Company, 1996 to
                                                                     December 1998; Sales and Marketing Director,
                                                                     The Manufacturers Life Insurance Company, 1994
                                                                     to 1995.

Hugh C. McHaffie (40)               Vice President                   Vice President, Product Development, U.S.
                                                                     Annuities, The Manufacturers Life Insurance
                                                                     Company, January 1996 to present; Vice

                                                                     President U.S. Annuities, The Manufacturers
                                                                     Life Insurance Company of North America,
                                                                     September 1996 to present; Vice President,
                                                                     Product Actuary, The Manufacturers Life
                                                                     Insurance Company of North America, August 1994
                                                                     to September 1996; Product Development
                                                                     Executive, The Manufacturers Life Insurance
                                                                     Company of North America, August 1990 to August
                                                                     1994.

Douglas H. Myers (44)               Vice President, Finance and      President, ManEquity, Inc., April 1994 to
                                    Compliance, Controller           present; Assistant Vice President and
                                                                     Controller, U.S. Operations, The Manufacturers
                                                                     Life Insurance Company, 1988 to present.

John G. Vrysen (43)                 Vice President, Appointed        Chief Financial Officer and Treasurer,
                                    Actuary                          Manulife-Wood Logan Holding Co., Inc., January
                                                                     1996 to present; Vice President and Chief
                                                                     Financial Officer, U.S. Operations, The
                                                                     Manufacturers Life Insurance Company, January
                                                                     1996 to present; Vice President and Chief
                                                                     Actuary, The Manufacturers Life Insurance
                                                                     Company of New York, March 1992 to present;
                                                                     Vice President and Chief Actuary, The
                                                                     Manufacturers Life Insurance Company of North
                                                                     America, January 1986 to present.

Jean Wong (35)                      Vice President and Treasurer     Vice President and Chief Accountant, U.S.
                                                                     Division, The Manufacturers Life Insurance
                                                                     Company, May 1998 to present; Chief Accountant,
                                                                     U.S. Division, The Manufacturers Life Insurance
                                                                     Company, July 1996 to May 1998; Director,
                                                                     Finance and Administration, Star Data Systems
                                                                     Inc., December 1995 to July 1996; Vice
                                                                     President and Chief Financial Officer,
                                                                     Primerica Financial Services, June 1993 to
                                                                     December 1995.

IMPACT OF YEAR 2000

The Company makes extensive use of information systems in the operations of its various businesses, including for the exchange of financial data and other information with customers, suppliers and other counterparties. The Company also uses software and information systems provided by third parties in its accounting, business and investment systems.

The Year 2000 risk, as it is commonly known, is the result of computer programs being written suing two digits, rather than four, to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the Year 2000. This could result in systems failures or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send premium billing notices, make claims payments or engage in other normal business activities.

The systems used by the company have been assessed as part of a comprehensive written plan conducted by The Manufacturers Life Insurance Company (collectively with its subsidiaries, "Manulife Financial"), to ensure that computer systems and processes of Manulife Financial and its subsidiaries and affiliates, including the Company, will continue to perform through the end of this century and in the next.

In 1996, in order to make Manulife Financial's systems Year 2000 compliant, a program was instituted to modify or replace both Manulife Financial's information technology systems ("IT systems") and embedded technology systems "Non-IT systems"). The phases of this program include (I) an inventory and assessment of all systems to determine which are critical, (ii) planning and designing the required modifications and replacements, (iii) making these modifications and replacements, (iv) testing modified or replaced systems, (v) redeploying modified or replaced systems and (vi) final management review and certification. For most IT and Non-IT systems identified as critical, certification has been completed for the company. Of those systems classified as critical, management believes that over 99% were Year 2000 compliant at the end of 1998. Management continues to focus attention on the remaining 1% of critical systems. Those that affect the Company are expected to be compliant by the end of the first quarter in 1999. Management believes that the Company's non-critical systems will be Year 2000 compliant by the end of the first quarter 1999.

In addition to efforts directed at Manulife Financial's own systems, Manulife Financial is presently consulting vendors, customers, and other third parties with which it deals in an effort to ensure that no material aspect of Manulife Financial's operations will be hindered by Year 2000 problems of these third parties. This process includes providing third parties with questionnaires regarding the state of their Year 2000 readiness and, where possible or where appropriate, conducting further due diligence activities.

Manulife Financial recognizes the importance of preparing for the change to the Year 2000 and, in January 1999, commenced preparation of contingency plans, in the event that Manulife Financial's year 2000 program has not fully resolved its Year 2000 issues. The Year 2000 Project Management Office for Manulife Financial's U.S. division is coordinating the preparation of the Year 2000 contingency plan on behalf of U.S. Division affiliates and subsidiaries. Contingency planning is targeted for completion by mid-1999.

Management currently believes that, with modifications to existing software and conversions to new software, the Year 2000 risk will not pose significant operations problems for Manulife Financial's computer systems. As part of the Year 2000 program, critical systems were "time-shift" tested in the year 2000 and beyond to confirm that they will continue to function properly before, during and after the change to the Year 2000. However, there can be no assurance that Manulife Financial's Year 2000 program, including consulting third parties and its contingency planning, will avoid any material adverse effect on Manulife Financial's operations, customer relations or financial condition. Manulife Financial estimates the total cost of its Year 2000 program will be approximately $59 million, of which $49.5 million has been incurred through December 31, 1998; however, there can be no assurance that the actual cost incurred will not be materially higher than such estimate. Most costs will be expensed as incurred; however, those costs attributed to the purchase of new software and hardware will generally be capitalized. The total cost of the Year 2000 program is not expected to have a material effect on Manulife Financial's net operating income.

STATE REGULATIONS

We are subject to regulation and supervision by the Michigan Department of Insurance, which periodically examines our financial condition and operations. We are also subject to the insurance laws and regulations of all jurisdictions in which we are authorized to do business. The Policies have been filed with insurance officials, and meet all standards set by law, in each jurisdiction where they are sold.

We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business for the purposes of determining solvency and compliance with local insurance laws and regulations.

PENDING LITIGATION

No litigation is pending that would have a material effect upon the Separate Account or Manufacturers Investment Trust.

ADDITIONAL INFORMATION

We have filed a registration statement under the Securities Act of 1933 with the S.E.C. relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. You may obtain the omitted information from the S.E.C.'s principal office in Washington, D.C. upon payment of the prescribed fee.

For further information you may also contact Manufacturers Life of America's Service Office, the address and telephone number of which are on the cover page of this prospectus.

INDEPENDENT AUDITORS

The consolidated financial statements of Manufacturers Life Insurance Company of America and Separate Account Three of The Manufacturers Life Insurance Company of America at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of Manufacturers Life of America included herein should be distinguished from the financial statements of Separate Account Three and should be considered only as bearing upon the ability of Manufacturers Life of America to meet its obligations under the Policies.

APPENDIX A

SAMPLE ILLUSTRATIONS OF POLICY VALUES, CASH SURRENDER VALUES AND DEATH BENEFITS

The following tables have been prepared to help show how values under the Policy change with investment performance. The tables include both Policy Values and Cash Surrender Values as well as Death Benefits. The Policy Value is the sum of the values in the Investment Accounts, as the tables assume no values in the Fixed Account or Loan Account. The Cash Surrender Value is the Policy Value less any applicable surrender charges. The tables illustrate how Policy Values and Cash Surrender Values, which reflect all applicable charges and deductions, and Death Benefits of the Policy on an insured of a given age would vary over time if the return on the assets of the Portfolio was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The Policy Values, Death Benefits and Cash Surrender Values would be different from those shown if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years. The charges reflected in the tables include those for: deductions from premiums for state, local and federal taxes, deferred underwriting and sales charges, and monthly deductions for administration, cost of insurance and mortality and expense risks.

The amounts shown for the Policy Value, Death Benefit and Cash Surrender Value as of each policy year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because the expenses and fees borne by the Portfolios are deducted from the gross return. The illustrations reflect an average of those Portfolios' current expenses, which is approximately 0.949% per annum. The gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of
- -0.944%, 4.999% and 10.942%. The illustrations reflect the expense reimbursements in effect for the Lifestyle Trusts and the expense limitation in effect for the Equity Index Trust. In the absence of such expense reimbursements and expense limitation, the average of the Portfolio's current expenses would have been 0.953% per annum and the gross annual rates of return of 0%, 6% and 12% would have corresponded to approximate net annual rates of return of 0.949%, 4.994% and 10.938%. The expense reimbursements for the Lifestyle Trusts and the expense limitation for the Equity Index Trust remained in effect during the fiscal year ended December 31, 1998, and are expected to remain in effect during the fiscal year ended December 31, 1999. Were the expense reimbursement and expense limitation to terminate, the average of the Portfolios' current expenses would be higher and the approximate net annual rates of return would be lower.

The tables assume that no premiums have been allocated to the Fixed Account, that planned premiums are paid on the policy anniversary and that no transfers, partial withdrawals, policy loans, changes in death benefit options or changes in face amount have been made. The tables reflect the fact that no charges for federal, state or local taxes are currently made against the Separate Account. If such a charge is made in the future, it would take a higher gross rate of return to produce after-tax returns of 0%, 6% and 12% than it does now.

There are two tables shown for each combination of age and death benefit option for male non-smokers, one based on current cost of insurance and monthly administration charges and the other based on the maximum administration charges, deductions from premiums and cost of insurance charges based on the 1980 Commissioners Standard Ordinary Smoker/Nonsmoker Mortality Tables. The current waiver of deductions from premiums and current monthly administration charges and cost of insurance charges are not guaranteed and may be changed. Upon request, Manufacturers Life of America will furnish a comparable illustration based on the proposed life insured's age, sex (unless unisex rates are required by law) and risk class, any additional ratings and the death benefit option, face amount and planned premium requested. Illustrations for smokers would show less favorable results than the illustrations shown below.

From time to time, in advertisements or sales literature for the Policies that quote performance data of one or more of the Portfolios, the Company may include cash surrender values and death benefit figures computed using the same methodology as that used in the following illustrations, but with the average annual total return of the Portfolios for which performance data is shown in the advertisement replacing the hypothetical rates of return shown in the following tables. This information may be shown in the form of graphs, charts, tables and examples.

The Policies have been offered to the public only since September 10, 1993. However, total return data may be advertised for as long a period of time as the underlying Portfolio has been in existence. The results for any period prior to the Policies' being offered would be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Policies.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                         $5,960 ANNUAL PLANNED PREMIUM*
                            ASSUMING CURRENT CHARGES


                            0% Hypothetical                 6% Hypothetical                      12% Hypothetical
                        Gross Investment Return         Gross Investment Return               Gross Investment Return
                        -----------------------         -----------------------               -----------------------
End Of    Accumulated   Policy    Cash       Death      Policy       Cash        Death         Policy      Cash          Death
Policy      Premiums     Value  Surrender   Benefit      Value     Surrender    Benefit         Value    Surrender      Benefit
Year (1)         (2)              Value                              Value                                 Value
                                 (3)(4)                             (3)(4)                                (3)(4)
   1         6,258      4,614          0    500,000       4,925         271     500,000         5,238          584      500,000
   2        12,829      9,408      4,637    500,000      10,324       5,554     500,000        11,279        6,509      500,000
   3        19,728     14,070      7,548    500,000      15,899       9,377     500,000        17,879       11,357      500,000
   4        26,973     18,598     12,129    500,000      21,652      15,183     500,000        25,089       18,620      500,000
   5        34,579     22,985     16,565    500,000      27,582      21,161     500,000        32,961       26,541      500,000
   6        42,566     27,256     21,135    500,000      33,719      27,599     500,000        41,588       35,468      500,000
   7        50,953     31,374     25,554    500,000      40,035      34,215     500,000        51,009       45,189      500,000
   8        59,758     35,345     29,824    500,000      46,540      41,020     500,000        61,309       55,789      500,000
   9        69,004     39,159     34,156    500,000      53,233      48,230     500,000        72,571       67,568      500,000
  10        78,712     42,823     38,760    500,000      60,126      56,063     500,000        84,898       80,835      500,000
  11        88,906     46,334     43,084    500,000      67,224      63,974     500,000        98,399       95,149      500,000
  12        99,609     49,674     47,236    500,000      74,520      72,082     500,000       113,183      110,745      500,000
  13       110,848     52,842     51,217    500,000      82,020      80,395     500,000       129,385      127,760      500,000
  14       122,648     55,833     55,021    500,000      89,727      88,915     500,000       147,152      146,340      500,000
  15       135,039     58,635     58,635    500,000      97,642      97,642     500,000       166,646      166,646      500,000
  16       148,049     61,242     61,242    500,000     105,768     105,768     500,000       188,052      188,052      500,000
  17       161,709     63,627     63,627    500,000     114,094     114,094     500,000       211,564      211,564      500,000
  18       176,052     65,796     65,796    500,000     122,636     122,636     500,000       237,425      237,425      500,000
  19       191,113     67,728     67,728    500,000     131,387     131,387     500,000       265,892      265,892      500,000
  20       206,927     69,524     69,524    500,000     140,453     140,453     500,000       297,322      297,322      500,000
  21       223,531     71,186     71,186    500,000     149,851     149,851     500,000       332,048      332,048      500,000
  22       240,966     72,536     72,536    500,000     159,453     159,453     500,000       370,252      370,252      540,567
  23       259,272     73,563     73,563    500,000     169,268     169,268     500,000       412,113      412,113      585,200
  24       278,494     74,247     74,247    500,000     179,303     179,303     500,000       457,993      457,993      632,030
  25       298,676     74,553     74,553    500,000     189,553     189,553     500,000       508,295      508,295      681,115
  26       319,868     74,787     74,787    500,000     200,932     200,932     500,000       566,011      566,011      735,815
  27       342,119     74,556     74,556    500,000     212,625     212,625     500,000       629,492      629,492      805,750
  28       365,483     73,796     73,796    500,000     224,632     224,632     500,000       699,307      699,307      881,127
  29       390,016     72,432     72,432    500,000     236,958     236,958     500,000       776,089      776,089      962,351
  30       415,774     71,022     71,022    500,000     250,003     250,003     500,000       860,825      860,825    1,050,207
  31       442,821     69,550     69,550    500,000     263,803     263,803     500,000       954,362      954,362    1,145,234
  32       471,220     67,395     67,395    500,000     278,072     278,072     500,000     1,057,199    1,057,199    1,258,067
  33       501,039     64,495     64,495    500,000     292,860     292,860     500,000     1,170,254    1,170,254    1,380,899
  34       532,349     60,781     60,781    500,000     308,225     308,225     500,000     1,294,538    1,294,538    1,514,609
  35       565,224     56,160     56,160    500,000     324,233     324,233     500,000     1,431,162    1,431,162    1,660,148
  36       600,131     50,712     50,712    500,000     341,288     341,288     500,000     1,581,659    1,581,659    1,818,908
  37       636,783     43,678     43,678    500,000     359,046     359,046     500,000     1,747,353    1,747,353    1,974,509
  38       675,268     35,115     35,115    500,000     377,721     377,721     500,000     1,930,108    1,930,108    2,142,420

  39     715,677  24,287    24,287   500,000     397,348     397,348     500,000     2,131,723    2,131,723    2,323,578
  40     758,106  11,230    11,230   500,000     418,226     418,226     500,000     2,354,680    2,354,680    2,519,507
  41     802,657   0 (5)     0 (5)   500,000     440,416     440,416     500,000     2,601,347    2,601,347    2,731,415
  42     849,435   0 (5)     0 (5)   500,000     464,347     464,347     500,000     2,871,952    2,871,952    3,015,550
  43     898,552   0 (5)     0 (5)   500,000     490,322     490,322     514,839     3,169,108    3,169,108    3,327,564
  44     950,125   0 (5)     0 (5)   500,000     517,286     517,286     543,151     3,495,288    3,495,288    3,670,052
  45   1,004,277   0 (5)     0 (5)   500,000     545,209     545,209     572,470     3,853,150    3,853,150    4,045,807
  46   1,061,136   0 (5)     0 (5)   500,000     574,096     574,096     602,801     4,245,516    4,245,516    4,457,792
  47   1,120,838   0 (5)     0 (5)   500,000     603,944     603,944     634,142     4,675,384    4,675,384    4,909,153
  48   1,183,526   0 (5)     0 (5)   500,000     634,738     634,738     666,475     5,145,895    5,145,895    5,403,190
  49   1,249,348   0 (5)     0 (5)   500,000     666,453     666,453     699,776     5,660,360    5,660,360    5,943,378
  50   1,318,460   0 (5)     0 (5)   500,000     699,068     699,068     734,022     6,222,351    6,222,351    6,533,468
  51   1,391,029   0 (5)     0 (5)   500,000     732,959     732,959     769,607     6,839,425    6,839,425    7,181,396
  52   1,467,226   0 (5)     0 (5)   500,000     768,155     768,155     806,563     7,516,766    7,516,766    7,892,604
  53   1,547,232   0 (5)     0 (5)   500,000     804,727     804,727     844,964     8,260,481    8,260,481    8,673,505
  54   1,631,240   0 (5)     0 (5)   500,000     842,724     842,724     884,860     9,076,997    9,076,997    9,530,846
  55   1,719,447   0 (5)     0 (5)   500,000     882,195     882,195     926,305     9,973,379    9,973,379   10,472,048
  56   1,812,065   0 (5)     0 (5)   500,000     923,024     923,024     969,175    10,955,369   10,955,369   11,503,137
  57   1,909,313   0 (5)     0 (5)   500,000     966,280     966,280   1,004,931    12,043,805   12,043,805   12,525,557
  58   2,011,425   0 (5)     0 (5)   500,000   1,012,291   1,012,291   1,042,660    13,253,182   13,253,182   13,650,777
  59   2,118,641   0 (5)     0 (5)   500,000   1,061,554   1,061,554   1,082,785    14,602,149   14,602,149   14,894,192
  60   2,231,219   0 (5)     0 (5)   500,000   1,114,493   1,114,493   1,125,637    16,110,747   16,110,747   16,271,855
  61   2,349,425   0 (5)     0 (5)   500,000   1,171,443   1,171,443   1,171,443    17,800,262   17,800,262   17,800,262
  62   2,473,542   0 (5)     0 (5)   500,000   1,230,973   1,230,973   1,230,973    19,666,234   19,666,234   19,666,234
  63   2,603,864   0 (5)     0 (5)   500,000   1,293,197   1,293,197   1,293,197    21,727,094   21,727,094   21,727,094
  64   2,740,703   0 (5)     0 (5)   500,000   1,358,239   1,358,239   1,358,239    24,003,196   24,003,196   24,003,196
  65   2,884,384   0 (5)     0 (5)   500,000   1,426,225   1,426,225   1,426,225    26,517,020   26,517,020   26,517,020

* Note that the second tier Death Benefit Guarantee Premium level of $6,329 is paid from age 70.

     (1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

     (2)  Assumes net interest of 5% compounded annually.

     (3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.

     (4) Cash Surrender Value for the first two years reflects sales charge limitations imposed by the S.E.C.

     (5) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                         $5,960 ANNUAL PLANNED PREMIUM*
                            ASSUMING MAXIMUM CHARGES


                             0% Hypothetical                6% Hypothetical                    12% Hypothetical
                         Gross Investment Return        Gross Investment Return             Gross Investment Return
                         -----------------------        -----------------------             -----------------------
End Of    Accumulated   Policy     Cash       Death    Policy     Cash       Death      Policy      Cash         Death
Policy     Premiums      Value   Surrender   Benefit    Value   Surrender   Benefit      Value    Surrender     Benefit
Year (1)      (2)                  Value                          Value                             Value
                                  (3)(4)                         (3)(4)                            (3)(4)
   1          6,258      4,339          0    500,000     4,636         0    500,000       4,933         279      500,000
   2         12,829      8,864      4,093    500,000     9,734     4,964    500,000      10,641       5,871      500,000
   3         19,728     13,261      6,739    500,000    14,995     8,473    500,000      16,873      10,351      500,000
   4         26,973     17,529     11,060    500,000    20,421    13,952    500,000      23,677      17,208      500,000
   5         34,579     21,660     15,240    500,000    26,011    19,590    500,000      31,104      24,683      500,000
   6         42,566     25,655     19,534    500,000    31,768    25,648    500,000      39,214      33,094      500,000
   7         50,953     29,501     23,681    500,000    37,687    31,867    500,000      48,065      42,245      500,000
   8         59,758     33,204     27,684    500,000    43,779    38,258    500,000      57,737      52,217      500,000
   9         69,004     36,752     31,749    500,000    50,037    45,034    500,000      68,304      63,300      500,000
  10         78,712     40,151     36,088    500,000    56,473    52,411    500,000      79,861      75,798      500,000
  11         88,906     43,384     40,134    500,000    63,080    59,830    500,000      92,499      89,249      500,000
  12         99,609     46,449     44,011    500,000    69,858    67,421    500,000     106,327     103,890      500,000
  13        110,848     49,339     47,713    500,000    76,812    75,187    500,000     121,469     119,844      500,000
  14        122,648     52,050     51,237    500,000    83,944    83,131    500,000     138,061     137,249      500,000
  15        135,039     54,569     54,569    500,000    91,249    91,249    500,000     156,252     156,252      500,000
  16        148,049     56,891     56,891    500,000    98,735    98,735    500,000     176,214     176,214      500,000
  17        161,709     58,991     58,991    500,000   106,384   106,384    500,000     198,126     198,126      500,000
  18        176,052     60,842     60,842    500,000   114,185   114,185    500,000     222,193     222,193      500,000
  19        191,113     62,424     62,424    500,000   122,129   122,129    500,000     248,652     248,652      500,000
  20        206,927     63,704     63,704    500,000   130,199   130,199    500,000     277,767     277,767      500,000
  21        223,531     64,656     64,656    500,000   138,385   138,385    500,000     309,849     309,849      500,000
  22        240,966     65,250     65,250    500,000   146,675   146,675    500,000     345,253     345,253      504,069
  23        259,272     65,470     65,470    500,000   155,072   155,072    500,000     384,192     384,192      545,552
  24        278,494     65,290     65,290    500,000   163,572   163,572    500,000     426,845     426,845      589,046
  25        298,676     64,661     64,661    500,000   172,154   172,154    500,000     473,585     473,585      634,604
  26        319,868     63,835     63,835    500,000   181,635   181,635    500,000     527,200     527,200      685,360
  27        342,119     62,448     62,448    500,000   191,256   191,256    500,000     586,126     586,126      750,241
  28        365,483     60,417     60,417    500,000   200,995   200,995    500,000     650,883     650,883      820,113
  29        390,016     57,645     57,645    500,000   210,826   210,826    500,000     722,048     722,048      895,339
  30        415,774     54,022     54,022    500,000   220,726   220,726    500,000     800,260     800,260      976,318
  31        442,821     49,441     49,441    500,000   230,681   230,681    500,000     886,244     886,244    1,063,493
  32        471,220     43,802     43,802    500,000   240,697   240,697    500,000     980,593     980,593    1,166,905
  33        501,039     36,984     36,984    500,000   250,774   250,774    500,000   1,084,106   1,084,106    1,279,246
  34        532,349     28,852     28,852    500,000   260,923   260,923    500,000   1,197,673   1,197,673    1,401,277
  35        565,224     19,231     19,231    500,000   271,148   271,148    500,000   1,322,262   1,322,262    1,533,824
  36        600,131      8,220      8,220    500,000   281,816   281,816    500,000   1,459,312   1,459,312    1,678,209
  37        636,783      0 (5)      0 (5)    500,000   292,557   292,557    500,000   1,610,237   1,610,237    1,819,568
  38        675,268      0 (5)      0 (5)    500,000   303,340   303,340    500,000   1,776,627   1,776,627    1,972,056

       39      715,677     0 (5)     0 (5)   500,000   314,142   314,142    500,000    1,960,345     1,960,345    2,136,776
       40      758,106     0 (5)     0 (5)   500,000   324,963   324,963    500,000    2,163,608     2,163,608    2,315,061
       41      802,657     0 (5)     0 (5)   500,000   335,858   335,858    500,000    2,389,096     2,389,096    2,508,551
       42      849,435     0 (5)     0 (5)   500,000   346,911   346,911    500,000    2,636,578     2,636,578    2,768,407
       43      898,552     0 (5)     0 (5)   500,000   358,236   358,236    500,000    2,908,064     2,908,064    3,053,467
       44      950,125     0 (5)     0 (5)   500,000   369,990   369,990    500,000    3,205,738     3,205,738    3,366,025
       45    1,004,277     0 (5)     0 (5)   500,000   382,348   382,348    500,000    3,531,934     3,531,934    3,708,531
       46    1,061,136     0 (5)     0 (5)   500,000   395,504   395,504    500,000    3,889,113     3,889,113    4,083,569
       47    1,120,838     0 (5)     0 (5)   500,000   409,713   409,713    500,000    4,279,861     4,279,861    4,493,854
       48    1,183,526     0 (5)     0 (5)   500,000   425,315   425,315    500,000    4,706,860     4,706,860    4,942,203
       49    1,249,348     0 (5)     0 (5)   500,000   442,803   442,803    500,000    5,172,897     5,172,897    5,431,542
       50    1,318,460     0 (5)     0 (5)   500,000   462,907   462,907    500,000    5,680,934     5,680,934    5,964,981
       51    1,391,029     0 (5)     0 (5)   500,000   486,185   486,185    510,495    6,234,148     6,234,148    6,545,856
       52    1,467,226     0 (5)     0 (5)   500,000   510,221   510,221    535,732    6,835,955     6,835,955    7,177,753
       53    1,547,232     0 (5)     0 (5)   500,000   534,767   534,767    561,505    7,489,992     7,489,992    7,864,492
       54    1,631,240     0 (5)     0 (5)   500,000   559,804   559,804    587,794    8,200,205     8,200,205    8,610,216
       55    1,719,447     0 (5)     0 (5)   500,000   585,304   585,304    614,569    8,970,691     8,970,691    9,419,226
       56    1,812,065     0 (5)     0 (5)   500,000   611,232   611,232    641,794    9,805,661     9,805,661   10,295,944
       57    1,909,313     0 (5)     0 (5)   500,000   639,043   639,043    664,605   10,734,634    10,734,634   11,164,019
       58    2,011,425     0 (5)     0 (5)   500,000   669,077   669,077    689,149   11,772,759    11,772,759   12,125,942
       59    2,118,641     0 (5)     0 (5)   500,000   701,740   701,740    715,775   12,938,422    12,938,422   13,197,191
       60    2,231,219     0 (5)     0 (5)   500,000   737,520   737,520    744,895   14,254,096    14,254,096   14,396,637
       61    2,349,425     0 (5)     0 (5)   500,000   777,104   777,104    777,104   15,749,382    15,749,382   15,749,382
       62    2,473,542     0 (5)     0 (5)   500,000   818,480   818,480    818,480   17,400,840    17,400,840   17,400,840
       63    2,603,864     0 (5)     0 (5)   500,000   861,729   861,729    861,729   19,224,780    19,224,780   19,224,780
       64    2,740,703     0 (5)     0 (5)   500,000   906,937   906,937    906,937   21,239,218    21,239,218   21,239,218
       65    2,884,384     0 (5)     0 (5)   500,000   954,191   954,191    954,191   23,464,050    23,464,050   23,464,050

* Note that the second tier Death Benefit Guarantee Premium level of $6,329 is paid from age 70.

     (1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

     (2)  Assumes net interest of 5% compounded annually.

     (3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.

     (4) Cash Surrender Value for the first two years reflects sales charge limitations imposed by the S.E.C.

     (5) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $7,450 ANNUAL PLANNED PREMIUM*
                            ASSUMING CURRENT CHARGES


                               0% Hypothetical                 6% Hypothetical                    12% Hypothetical
                           Gross Investment Return         Gross Investment Return            Gross Investment Return
                           -----------------------         -----------------------            -----------------------
End Of     Accumulated   Policy      Cash       Death     Policy     Cash       Death      Policy      Cash        Death
Policy       Premiums     Value   Surrender    Benefit     Value   Surrender   Benefit      Value    Surrender    Benefit
Year (1)       (2)                  Value                            Value                             Value
                                   (3)(4)                           (3)(4)                            (3)(4)
   1          7,823       6,068        931    506,068      6,467      1,329    506,467       6,866       1,729     506,866
   2          16,036     12,280      7,143    512,280     13,460      8,322    513,460      14,687       9,550     514,687
   3          24,660     18,325     11,803    518,325     20,681     14,159    520,681      23,230      16,708     523,230
   4          33,716     24,201     17,732    524,201     28,135     21,666    528,135      32,559      26,090     532,559
   5          43,224     29,897     23,477    529,897     35,818     29,397    535,818      42,741      36,321     542,741
   6          53,208     35,442     29,321    535,442     43,763     37,643    543,763      53,885      47,765     553,885
   7          63,691     40,796     34,976    540,796     51,939     46,119    551,939      66,044      60,223     566,044
   8          74,698     45,963     40,443    545,963     60,356     54,835    560,356      79,317      73,797     579,317
   9          86,255     50,935     45,932    550,935     69,010     64,006    569,010      93,804      88,800     593,804
  10          98,391     55,715     51,652    555,715     77,911     73,848    577,911     109,624     105,562     609,624
  11         111,133     60,301     57,051    560,301     87,063     83,813    587,063     126,905     123,655     626,905
  12         124,512     64,672     62,234    564,672     96,452     94,014    596,452     145,767     143,329     645,767
  13         138,560     68,827     67,202    568,827    106,081    104,456    606,081     166,360     164,735     666,360
  14         153,310     72,758     71,945    572,758    115,948    115,136    615,948     188,844     188,031     688,844
  15         168,798     76,450     76,450    576,450    126,045    126,045    626,045     213,388     213,388     713,388
  16         185,061     79,898     79,898    579,898    136,367    136,367    636,367     240,185     240,185     740,185
  17         202,136     83,069     83,069    583,069    146,888    146,888    646,888     269,421     269,421     769,421
  18         220,066     85,968     85,968    585,968    157,616    157,616    657,616     301,338     301,338     801,338
  19         238,891     88,571     88,571    588,571    168,529    168,529    668,529     336,172     336,172     836,172
  20         258,658     90,997     90,997    590,997    179,750    179,750    679,750     374,333     374,333     874,333
  21         279,414     93,247     93,247    593,247    191,292    191,292    691,292     416,151     416,151     916,151
  22         301,207     95,113     95,113    595,113    202,947    202,947    702,947     461,764     461,764     961,764
  23         324,090     96,583     96,583    596,583    214,702    214,702    714,702     511,530     511,530   1,011,530
  24         348,117     97,635     97,635    597,635    226,531    226,531    726,531     565,831     565,831   1,065,831
  25         373,345     98,229     98,229    598,229    238,387    238,387    738,387     625,067     625,067   1,125,067
  26         399,835     98,778     98,778    598,778    251,359    251,359    751,359     692,800     692,800   1,192,800
  27         427,649     98,772     98,772    598,772    264,355    264,355    764,355     767,025     767,025   1,267,025
  28         456,854     98,144     98,144    598,144    277,296    277,296    777,296     848,340     848,340   1,348,340
  29         487,519     96,817     96,817    596,817    290,093    290,093    790,093     937,396     937,396   1,437,396
  30         519,718     95,455     95,455    595,455    303,415    303,415    803,415   1,035,696   1,035,696   1,535,696
  31         553,526     94,042     94,042    594,042    317,266    317,266    817,266   1,144,187   1,144,187   1,644,187
  32         589,025     91,858     91,858    591,858    330,929    330,929    830,929   1,263,169   1,263,169   1,763,169
  33         626,299     88,855     88,855    588,855    344,334    344,334    844,334   1,393,675   1,393,675   1,893,675
  34         665,436     84,980     84,980    584,980    357,403    357,403    857,403   1,536,838   1,536,838   2,036,838
  35         706,531     80,161     80,161    580,161    370,034    370,034    870,034   1,693,893   1,693,893   2,193,893
  36         751,234     75,574     75,574    575,574    383,447    383,447    883,447   1,867,608   1,867,608   2,367,608
  37         798,172     69,376     69,376    569,376    395,740    395,740    895,740   2,057,686   2,057,686   2,557,686

        38     847,457     61,727    61,727  561,727   407,002   407,002   907,002    2,265,981    2,265,981     2,765,981
        39     899,206     51,957    51,957  551,957   416,475   416,475   916,475    2,493,662    2,493,662     2,993,662
        40     953,543     40,286    40,286  540,286   424,276   424,276   924,276    2,742,956    2,742,956     3,242,956
        41   1,010,597     25,138    25,138  525,138   428,673   428,673   928,673    3,014,415    3,014,415     3,514,415
        42   1,070,503      6,116     6,116  506,116   429,053   429,053   929,053    3,309,881    3,309,881     3,809,881
        43   1,133,405      0 (5)     0 (5)  500,000   426,594   426,594   926,594    3,633,263    3,633,263     4,133,263
        44   1,199,451      0 (5)     0 (5)  500,000   421,058   421,058   921,058    3,987,362    3,987,362     4,487,362
        45   1,268,801      0 (5)     0 (5)  500,000   412,127   412,127   912,127    4,375,205    4,375,205     4,875,205
        46   1,341,617      0 (5)     0 (5)  500,000   399,341   399,341   899,341    4,800,000    4,800,000     5,300,000
        47   1,418,074      0 (5)     0 (5)  500,000   382,135   382,135   882,135    5,265,201    5,265,201     5,765,201
        48   1,498,355      0 (5)     0 (5)  500,000   359,804   359,804   859,804    5,774,511    5,774,511     6,274,511
        49   1,582,649      0 (5)     0 (5)  500,000   331,571   331,571   831,571    6,331,974    6,331,974     6,831,974
        50   1,671,158      0 (5)     0 (5)  500,000   296,766   296,766   796,766    6,942,203    6,942,203     7,442,203
        51   1,764,092      0 (5)     0 (5)    0 (5)   260,329   260,329   760,329    7,616,110    7,616,110     8,116,110
        52   1,861,673                                 221,900   221,900   721,900    8,360,048    8,360,048     8,860,048
        53   1,964,133                                 181,694   181,694   681,694    9,181,647    9,181,647     9,681,647
        54   2,071,717                                 139,545   139,545   639,545   10,088,912   10,088,912    10,593,358
        55   2,184,679                                  95,316    95,316   595,316   11,087,320   11,087,320    11,641,686
        56   2,303,289                                  46,995    46,995   546,995   12,181,083   12,181,083    12,790,137
        57   2,427,830                                   0 (5)     0 (5)     0 (5)   13,393,130   13,393,130    13,928,856
        58   2,558,598                                                               14,728,518   14,728,518    15,228,518
        59   2,695,905                                                               16,200,775   16,200,775    16,700,775
        60   2,840,077                                                               17,826,319   17,826,319    18,326,319
        61   2,991,457                                                               19,619,738   19,619,738    20,119,738
        62   3,150,406                                                               21,587,538   21,587,538    22,087,538
        63   3,317,303                                                               23,738,205   23,738,205    24,238,205
        64   3,492,545                                                               26,071,385   26,071,385    26,571,385
        65   3,676,548                                                               28,567,246   28,567,246    29,067,246

* Note that the second tier Death Benefit Guarantee Premium level of $8,930 is paid from age 70.

     (1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

     (2)  Assumes net interest of 5% compounded annually.

     (3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.

     (4) Cash Surrender Value for the first two years reflects sales charge limitations imposed by the S.E.C.

     (5) Provided the Death Benefit Guarantee has been in effect, the Policy will have been kept in force until the end of the policy year in which the life insured reached attained age 85, at which time the Death Benefit Guarantee will expire and in the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 35 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $7,450 ANNUAL PLANNED PREMIUM*
                            ASSUMING MAXIMUM CHARGES


                                0% Hypothetical                 6% Hypothetical                    12% Hypothetical
                            Gross Investment Return         Gross Investment Return             Gross Investment Return
                            -----------------------         -----------------------             -----------------------
End Of     Accumulated     Policy     Cash      Death     Policy      Cash        Death      Policy      Cash        Death
Policy       Premiums       Value  Surrender   Benefit     Value    Surrender    Benefit      Value    Surrender    Benefit
Year (1)       (2)                    Value                           Value                              Value
                                     (3)(4)                          (3)(4)                             (3)(4)
    1         7,823         5,740       603    505,740     6,121         984     506,121       6,503       1,366     506,503
    2         16,036       11,633     6,496    511,633    12,757       7,620     512,757      13,927       8,790     513,927
    3         24,660       17,364    10,842    517,364    19,606      13,084     519,606      22,032      15,510     522,032
    4         33,716       22,930    16,461    522,930    26,672      20,203     526,672      30,880      24,411     530,880
    5         43,224       28,326    21,905    528,326    33,953      27,533     533,953      40,535      34,115     540,535
    6         53,208       33,548    27,428    533,548    41,453      35,333     541,453      51,071      44,951     551,071
    7         63,691       38,586    32,765    538,586    49,166      43,345     549,166      62,561      56,741     562,561
    8         74,698       43,442    37,922    543,442    57,100      51,579     557,100      75,100      69,580     575,100
    9         86,255       48,106    43,103    548,106    65,248      60,245     565,248      88,776      83,772     588,776
   10         98,391       52,581    48,518    552,581    73,621      69,558     573,621     103,702      99,639     603,702
   11        111,133       56,850    53,600    556,850    82,206      78,956     582,206     119,981     116,731     619,981
   12        124,512       60,908    58,470    560,908    91,002      88,564     591,002     137,738     135,301     637,738
   13        138,560       64,748    63,123    564,748   100,006      98,381     600,006     157,110     155,484     657,110
   14        153,310       68,365    67,553    568,365   109,219     108,406     609,219     178,245     177,433     678,245
   15        168,798       71,743    71,743    571,743   118,626     118,626     618,626     201,300     201,300     701,300
   16        185,061       74,876    74,876    574,876   128,227     128,227     628,227     226,453     226,453     726,453
   17        202,136       77,735    77,735    577,735   137,994     137,994     637,994     253,878     253,878     753,878
   18        220,066       80,289    80,289    580,289   147,896     147,896     647,896     283,763     283,763     783,763
   19        238,891       82,515    82,515    582,515   157,910     157,910     657,910     316,322     316,322     816,322
   20        258,658       84,374    84,374    584,374   167,994     167,994     667,994     351,773     351,773     851,773
   21        279,414       85,839    85,839    585,839   178,115     178,115     678,115     390,367     390,367     890,367
   22        301,207       86,877    86,877    586,877   188,234     188,234     688,234     432,375     432,375     932,375
   23        324,090       87,471    87,471    587,471   198,325     198,325     698,325     478,111     478,111     978,111
   24        348,117       87,595    87,595    587,595   208,352     208,352     708,352     527,908     527,908   1,027,908
   25        373,345       87,199    87,199    587,199   218,251     218,251     718,251     582,107     582,107   1,082,107
   26        399,835       86,636    86,636    586,636   228,999     228,999     728,999     643,993     643,993   1,143,993
   27        427,649       85,439    85,439    585,439   239,571     239,571     739,571     711,659     711,659   1,211,659
   28        456,854       83,526    83,526    583,526   249,865     249,865     749,865     785,612     785,612   1,285,612
   29        487,519       80,803    80,803    580,803   259,762     259,762     759,762     866,400     866,400   1,366,400
   30        519,718       77,173    77,173    577,173   269,132     269,132     769,132     954,621     954,621   1,454,621
   31        553,526       72,549    72,549    572,549   277,848     277,848     777,848   1,050,945   1,050,945   1,550,945
   32        589,025       66,866    66,866    566,866   285,800     285,800     785,800   1,156,134   1,156,134   1,656,134
   33        626,299       60,045    60,045    560,045   292,855     292,855     792,855   1,271,015   1,271,015   1,771,015
   34        665,436       52,012    52,012    552,012   298,882     298,882     798,882   1,396,504   1,396,504   1,896,504
   35        706,531       42,666    42,666    542,666   303,710     303,710     803,710   1,533,584   1,533,584   2,033,584
   36        751,234       33,249    33,249    533,249   308,589     308,589     808,589   1,684,847   1,684,847   2,184,847
   37        798,172       22,142    22,142    522,142   311,810     311,810     811,810   1,849,971   1,849,971   2,349,971

      38       847,457      9,086     9,086  509,086   313,006   313,006   813,006    2,030,105    2,030,105     2,530,105
      39       899,206      0 (5)     0 (5)  500,000   311,763   311,763   811,763    2,226,483    2,226,483     2,726,483
      40       953,543      0 (5)     0 (5)  500,000   307,666   307,666   807,666    2,440,487    2,440,487     2,940,487
      41     1,010,597      0 (5)     0 (5)  500,000   300,380   300,380   800,380    2,673,747    2,673,747     3,173,747
      42     1,070,503      0 (5)     0 (5)  500,000   289,568   289,568   789,568    2,928,076    2,928,076     3,428,076
      43     1,133,405      0 (5)     0 (5)  500,000   274,905   274,905   774,905    3,205,504    3,205,504     3,705,504
      44     1,199,451      0 (5)     0 (5)  500,000   256,091   256,091   756,091    3,508,312    3,508,312     4,008,312
      45     1,268,801      0 (5)     0 (5)  500,000   232,723   232,723   732,723    3,838,930    3,838,930     4,338,930
      46     1,341,617      0 (5)     0 (5)  500,000   204,236   204,236   704,236    4,199,895    4,199,895     4,699,895
      47     1,418,074      0 (5)     0 (5)  500,000   169,940   169,940   669,940    4,593,902    4,593,902     5,093,902
      48     1,498,355      0 (5)     0 (5)  500,000   128,984   128,984   628,984    5,023,797    5,023,797     5,523,797
      49     1,582,649      0 (5)     0 (5)  500,000    80,418    80,418   580,418    5,492,660    5,492,660     5,992,660
      50     1,671,158      0 (5)     0 (5)  500,000    23,362    23,362   523,362    6,004,007    6,004,007     6,504,007
      51     1,764,092      0 (5)     0 (5)    0 (5)     0 (5)     0 (5)     0 (5)    6,561,871    6,561,871     7,061,871
      52     1,861,673                                                                7,170,843    7,170,843     7,670,843
      53     1,964,133                                                                7,836,053    7,836,053     8,336,053
      54     2,071,717                                                                8,563,318    8,563,318     9,063,318
      55     2,184,679                                                                9,358,962    9,358,962     9,858,962
      56     2,303,289                                                               10,229,584   10,229,584    10,741,063
      57     2,427,830                                                               11,183,178   11,183,178    11,683,178
      58     2,558,598                                                               12,227,468   12,227,468    12,727,468
      59     2,695,905                                                               13,370,889   13,370,889    13,870,889
      60     2,840,077                                                               14,621,089   14,621,089    15,121,089
      61     2,991,457                                                               15,983,806   15,983,806    16,483,806
      62     3,150,406                                                               17,460,116   17,460,116    17,960,116
      63     3,317,303                                                               19,040,273   19,040,273    19,540,273
      64     3,492,545                                                               20,691,894   20,691,894    21,191,894
      65     3,676,548                                                               22,335,999   22,335,999    22,835,999

* Note that the second tier Death Benefit Guarantee Premium level of $8,930 is paid from age 70.

     (1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

     (2)  Assumes net interest of 5% compounded annually.

     (3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.

     (4) Cash Surrender Value for the first two years reflects sales charge limitations imposed by the S.E.C.

     (5) Provided the Death Benefit Guarantee has been in effect, the Policy will have been kept in force until the end of the policy year in which the life insured reached attained age 85, at which time the Death Benefit Guarantee will expire and in the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                         $15,095 ANNUAL PLANNED PREMIUM*
                            ASSUMING CURRENT CHARGES


                              0% Hypothetical                     6% Hypothetical                     12% Hypothetical
                          Gross Investment Return             Gross Investment Return              Gross Investment Return
                          -----------------------             -----------------------              -----------------------
End Of    Accumulated   Policy      Cash       Death       Policy       Cash       Death       Policy        Cash         Death
Policy      Premiums     Value   Surrender    Benefit       Value    Surrender    Benefit       Value      Surrender     Benefit
Year (1)       (2)                  Value                               Value                                Value
                                   (3)(4)                              (3)(4)                               (3)(4)
     1        15,850    10,718      3,338     500,000       11,479       4,098     500,000       12,242        4,861      500,000
     2        32,492    21,325     12,807     500,000       23,520      15,002     500,000       25,810       17,293      500,000
     3        49,966    31,485     15,571     500,000       35,807      19,892     500,000       40,498       24,583      500,000
     4        68,314    41,479     25,894     500,000       48,636      33,051     500,000       56,720       41,135      500,000
     5        87,580    51,327     36,089     500,000       62,056      46,817     500,000       74,666       59,427      500,000
     6       107,809    61,007     47,267     500,000       76,072      62,332     500,000       94,503       80,763      500,000
     7       129,049    70,361     60,055     500,000       90,559      80,253     500,000      116,291      105,985      500,000
     8       151,351    79,323     72,452     500,000      105,481      98,610     500,000      140,197      133,327      500,000
     9       174,768    87,943     84,508     500,000      120,915     117,479     500,000      166,525      163,090      500,000
    10       199,356    96,221     96,221     500,000      136,896     136,896     500,000      195,573      195,573      500,000
    11       225,174   104,822    104,822     500,000      154,336     154,336     500,000      228,860      228,860      500,000
    12       252,282   113,340    113,340     500,000      172,734     172,734     500,000      266,037      266,037      500,000
    13       280,746   121,739    121,739     500,000      192,117     192,117     500,000      307,557      307,557      500,000
    14       310,633   129,648    129,648     500,000      212,248     212,248     500,000      353,782      353,782      500,000
    15       342,015   137,043    137,043     500,000      233,192     233,192     500,000      405,394      405,394      500,000
    16       375,572   144,218    144,218     500,000      255,453     255,453     500,000      463,607      463,607      533,148
    17       410,807   150,628    150,628     500,000      278,610     278,610     500,000      527,816      527,816      596,432
    18       447,805   156,173    156,173     500,000      302,755     302,755     500,000      598,611      598,611      664,458
    19       486,651   160,094    160,094     500,000      327,665     327,665     500,000      676,609      676,609      737,503
    20       527,441   161,054    161,054     500,000      353,017     353,017     500,000      762,479      762,479      815,853
    21       570,269   158,682    158,682     500,000      379,204     379,204     500,000      857,279      857,279      900,143
    22       615,239   153,412    153,412     500,000      407,040     407,040     500,000      961,338      961,338    1,009,405
    23       662,458   145,966    145,966     500,000      437,384     437,384     500,000    1,075,647    1,075,647    1,129,429
    24       712,038   136,073    136,073     500,000      470,865     470,865     500,000    1,201,162    1,201,162    1,261,220
    25       764,096   123,350    123,350     500,000      506,594     506,594     531,924    1,338,912    1,338,912    1,405,858
    26       818,758   107,228    107,228     500,000      543,622     543,622     570,803    1,489,994    1,489,994    1,564,493
    27       876,152    86,931     86,931     500,000      581,953     581,953     611,051    1,655,569    1,655,569    1,738,347
    28       936,416    61,388     61,388     500,000      621,582     621,582     652,661    1,836,861    1,836,861    1,928,704
    29       999,694    29,189     29,189     500,000      662,489     662,489     695,614    2,035,158    2,035,158    2,136,916
    30     1,066,135     0 (5)      0 (5)     500,000      704,660     704,660     739,893    2,251,851    2,251,851    2,364,443
    31     1,135,899     0 (5)      0 (5)     500,000      748,481     748,481     785,905    2,489,783    2,489,783    2,614,272
    32     1,209,150     0 (5)      0 (5)     500,000      793,996     793,996     833,696    2,750,957    2,750,957    2,888,505
    33     1,286,064     0 (5)      0 (5)     500,000      841,292     841,292     883,357    3,037,725    3,037,725    3,189,612
    34     1,366,824     0 (5)      0 (5)     500,000      890,433     890,433     934,954    3,352,566    3,352,566    3,520,195
    35     1,451,622     0 (5)      0 (5)     500,000      941,483     941,483     988,557    3,698,206    3,698,206    3,883,116
    36     1,540,660     0 (5)      0 (5)     500,000      994,330     994,330   1,044,047    4,076,885    4,076,885    4,280,729
    37     1,634,149     0 (5)      0 (5)     500,000    1,050,146   1,050,146   1,092,152    4,496,485    4,496,485    4,676,344

      38    1,732,314     0 (5)     0 (5)    500,000    1,109,316   1,109,316   1,142,595    4,962,559    4,962,559    5,111,435
      39    1,835,386     0 (5)     0 (5)    500,000    1,172,420   1,172,420   1,195,868    5,482,241    5,482,241    5,591,886
      40    1,943,612     0 (5)     0 (5)    500,000    1,239,963   1,239,963   1,252,362    6,063,215    6,063,215    6,123,848
      41    2,057,249     0 (5)     0 (5)    500,000    1,312,362   1,312,362   1,312,362    6,713,658    6,713,658    6,713,658
      42    2,176,568     0 (5)     0 (5)    500,000    1,388,038   1,388,038   1,388,038    7,432,035    7,432,035    7,432,035
      43    2,301,853     0 (5)     0 (5)    500,000    1,467,141   1,467,141   1,467,141    8,225,440    8,225,440    8,225,440
      44    2,433,403     0 (5)     0 (5)    500,000    1,549,825   1,549,825   1,549,825    9,101,712    9,101,712    9,101,712
      45    2,571,529     0 (5)     0 (5)    500,000    1,636,253   1,636,253   1,636,253   10,069,503   10,069,503   10,069,503

* Note that the second tier Death Benefit Guarantee Premium level of $15,673 is paid from age 70.

     (1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

     (2)  Assumes net interest of 5% compounded annually.

     (3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.

     (4) Cash Surrender Value for the first two years reflects sales charge limitations imposed by the S.E.C.

     (5) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 1
                         $15,095 ANNUAL PLANNED PREMIUM*
                            ASSUMING MAXIMUM CHARGES


                              0% Hypothetical                    6% Hypothetical                    12% Hypothetical
                          Gross Investment Return            Gross Investment Return             Gross Investment Return
                          -----------------------            -----------------------             -----------------------
End Of    Accumulated   Policy      Cash       Death      Policy       Cash       Death       Policy       Cash         Death
Policy      Premiums     Value   Surrender    Benefit      Value    Surrender    Benefit       Value     Surrender     Benefit
Year (1)       (2)                  Value                               Value                               Value
                                   (3)(4)                              (3)(4)                              (3)(4)
    1         15,850    10,042     2,661      500,000     10,766       3,385     500,000       11,492        4,111      500,000
    2         32,492    19,892    11,375      500,000     21,970      13,452     500,000       24,138       15,621      500,000
    3         49,966    29,246    13,332      500,000     33,320      17,405     500,000       37,744       21,829      500,000
    4         68,314    38,093    22,507      500,000     44,810      29,225     500,000       52,405       36,820      500,000
    5         87,580    46,398    31,159      500,000     56,416      41,178     500,000       68,214       52,976      500,000
    6        107,809    54,130    40,390      500,000     68,116      54,376     500,000       85,281       71,541      500,000
    7        129,049    61,256    50,950      500,000     79,886      69,580     500,000      103,737       93,431      500,000
    8        151,351    67,718    60,847      500,000     91,688      84,817     500,000      123,719      116,849      500,000
    9        174,768    73,450    70,014      500,000    103,472     100,037     500,000      145,389      141,953      500,000
   10        199,356    78,380    78,380      500,000    115,192     115,192     500,000      168,944      168,944      500,000
   11        225,174    82,843    82,843      500,000    127,414     127,414     500,000      195,548      195,548      500,000
   12        252,282    86,411    86,411      500,000    139,619     139,619     500,000      224,874      224,874      500,000
   13        280,746    89,013    89,013      500,000    151,795     151,795     500,000      257,367      257,367      500,000
   14        310,633    90,579    90,579      500,000    163,939     163,939     500,000      293,580      293,580      500,000
   15        342,015    91,004    91,004      500,000    176,036     176,036     500,000      334,178      334,178      500,000
   16        375,572    90,690    90,690      500,000    188,638     188,638     500,000      380,608      380,608      500,000
   17        410,807    88,873    88,873      500,000    201,134     201,134     500,000      433,354      433,354      500,000
   18        447,805    85,270    85,270      500,000    213,442     213,442     500,000      492,795      492,795      547,003
   19        486,651    79,534    79,534      500,000    225,473     225,473     500,000      558,372      558,372      608,625
   20        527,441    71,278    71,278      500,000    237,159     237,159     500,000      630,845      630,845      675,005
   21        570,269    60,134    60,134      500,000    248,495     248,495     500,000      711,136      711,136      746,693
   22        615,239    45,662    45,662      500,000    259,487     259,487     500,000      799,301      799,301      839,266
   23        662,458    27,347    27,347      500,000    270,162     270,162     500,000      896,064      896,064      940,867
   24        712,038     4,584     4,584      500,000    280,576     280,576     500,000    1,002,209    1,002,209    1,052,319
   25        764,096     0 (5)     0 (5)      500,000    290,750     290,750     500,000    1,118,575    1,118,575    1,174,504
   26        818,758     0 (5)     0 (5)      500,000    300,663     300,663     500,000    1,246,050    1,246,050    1,308,353
   27        876,152     0 (5)     0 (5)      500,000    310,264     310,264     500,000    1,385,569    1,385,569    1,454,847
   28        936,416     0 (5)     0 (5)      500,000    319,464     319,464     500,000    1,538,102    1,538,102    1,615,007
   29        999,694     0 (5)     0 (5)      500,000    328,162     328,162     500,000    1,704,661    1,704,661    1,789,894
   30      1,066,135     0 (5)     0 (5)      500,000    336,294     336,294     500,000    1,886,319    1,886,319    1,980,635
   31      1,135,899     0 (5)     0 (5)      500,000    343,839     343,839     500,000    2,084,226    2,084,226    2,188,438
   32      1,209,150     0 (5)     0 (5)      500,000    350,809     350,809     500,000    2,299,616    2,299,616    2,414,597
   33      1,286,064     0 (5)     0 (5)      500,000    357,221     357,221     500,000    2,533,802    2,533,802    2,660,492
   34      1,366,824     0 (5)     0 (5)      500,000    363,122     363,122     500,000    2,788,207    2,788,207    2,927,617
   35      1,451,622     0 (5)     0 (5)      500,000    368,522     368,522     500,000    3,064,309    3,064,309    3,217,524
   36      1,540,660     0 (5)     0 (5)      500,000    373,388     373,388     500,000    3,363,630    3,363,630    3,531,812
   37      1,634,149     0 (5)     0 (5)      500,000    377,620     377,620     500,000    3,696,412    3,696,412    3,844,268

     38      1,732,314     0 (5)    0 (5)   500,000   380,999   380,999   500,000   4,068,018   4,068,018   4,190,059
     39      1,835,386     0 (5)    0 (5)   500,000   383,101   383,101   500,000   4,484,964   4,484,964   4,574,663
     40      1,943,612     0 (5)    0 (5)   500,000   382,860   382,860   500,000   4,955,213   4,955,213   5,004,765
     41      2,057,249     0 (5)    0 (5)   500,000   377,881   377,881   500,000   5,489,246   5,489,246   5,489,246
     42      2,176,568     0 (5)    0 (5)   500,000   362,421   362,421   500,000   6,079,055   6,079,055   6,079,055
     43      2,301,853     0 (5)    0 (5)   500,000   320,390   320,390   500,000   6,730,466   6,730,466   6,730,466
     44      2,433,403     0 (5)    0 (5)   500,000   194,409   194,409   500,000   7,449,911   7,449,911   7,449,911
     45      2,571,529     0 (5)    0 (5)   500,000     0 (5)     0 (5)   500,000   8,244,497   8,244,497   8,244,497

* Note that the second tier Death Benefit Guarantee Premium level of $15,673 is paid from age 70.

     (1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

     (2)  Assumes net interest of 5% compounded annually.

     (3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.

     (4) Cash Surrender Value for the first two years reflects sales charge limitations imposed by the S.E.C.

     (5) In the absence of additional premium payments, the Policy will lapse, unless the Death Benefit Guarantee is in effect.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $17,920 ANNUAL PLANNED PREMIUM
                            ASSUMING CURRENT CHARGES


                              0% Hypothetical                   6% Hypothetical                      12% Hypothetical
                          Gross Investment Return           Gross Investment Return              Gross Investment Return
                          -----------------------           -----------------------              -----------------------
End Of    Accumulated   Policy       Cash       Death      Policy       Cash       Death       Policy       Cash         Death
Policy      Premiums     Value    Surrender    Benefit      Value    Surrender    Benefit       Value     Surrender     Benefit
Year (1)       (2)                   Value                               Value                               Value
                                    (3)(4)                              (3)(4)                              (3)(4)
     1        18,816     13,395      5,019     513,395     14,316       5,940     514,316       15,239        6,863      515,239
     2        38,573     26,534     15,595     526,534     29,202      18,263     529,202       31,982       21,044      531,982
     3        59,317     39,071     23,156     539,071     44,318      28,403     544,318       50,007       34,092      550,007
     4        81,099     51,301     35,715     551,301     59,969      44,383     559,969       69,743       54,157      569,743
     5       103,970     63,247     48,009     563,247     76,193      60,954     576,193       91,379       76,140      591,379
     6       127,985     74,886     61,146     574,886     92,984      79,244     592,984      115,072      101,332      615,072
     7       153,200     86,033     75,727     586,033    110,169      99,863     610,169      140,827      130,521      640,827
     8       179,676     96,602     89,732     596,602    127,666     120,795     627,666      168,747      161,876      668,747
     9       207,476    106,646    103,211     606,646    145,531     142,095     645,531      199,091      195,656      699,091
    10       236,666    116,157    116,157     616,157    163,759     163,759     663,759      232,082      232,082      732,082
    11       267,315    125,932    125,932     625,932    183,420     183,420     683,420      269,430      269,430      769,430
    12       299,497    135,482    135,482     635,482    203,880     203,880     703,880      310,584      310,584      810,584
    13       333,287    144,757    144,757     644,757    225,119     225,119     725,119      355,885      355,885      855,885
    14       368,768    153,249    153,249     653,249    246,645     246,645     746,645      405,223      405,223      905,223
    15       406,022    160,912    160,912     660,912    268,410     268,410     768,410      458,955      458,955      958,955
    16       445,139    167,322    167,322     667,322    289,978     289,978     789,978      517,081      517,081    1,017,081
    17       486,212    172,503    172,503     672,503    311,346     311,346     811,346      580,064      580,064    1,080,064
    18       529,339    176,288    176,288     676,288    332,314     332,314     832,314      648,218      648,218    1,148,218
    19       574,622    177,544    177,544     677,544    351,677     351,677     851,677      720,855      720,855    1,220,855
    20       622,169    174,300    174,300     674,300    367,289     367,289     867,289      796,311      796,311    1,296,311
    21       672,093    166,155    166,155     666,155    378,503     378,503     878,503      874,386      874,386    1,374,386
    22       724,514    154,038    154,038     654,038    386,008     386,008     886,008      956,270      956,270    1,456,270
    23       779,556    139,323    139,323     639,323    390,998     390,998     890,998    1,043,764    1,043,764    1,543,764
    24       837,350    121,938    121,938     621,938    393,247     393,247     893,247    1,137,338    1,137,338    1,637,338
    25       898,033    101,749    101,749     601,749    392,454     392,454     892,454    1,237,445    1,237,445    1,737,445
    26       961,751     78,498     78,498     578,498    388,174     388,174     888,174    1,344,452    1,344,452    1,844,452
    27     1,028,654     51,847     51,847     551,847    379,859     379,859     879,859    1,458,675    1,458,675    1,958,675
    28     1,098,903     21,356     21,356     521,356    366,822     366,822     866,822    1,580,349    1,580,349    2,080,349
    29     1,172,664      0 (5)      0 (5)     500,000    348,305     348,305     848,305    1,709,692    1,709,692    2,209,692
    30     1,250,113      0 (5)      0 (5)     500,000    323,654     323,654     823,654    1,847,086    1,847,086    2,347,086
    31     1,331,435      0 (5)      0 (5)       0 (5)    297,831     297,831     797,831    1,998,773    1,998,773    2,498,773
    32     1,416,823                                      270,497     270,497     770,497    2,165,949    2,165,949    2,665,949
    33     1,506,480                                      241,888     241,888     741,888    2,350,548    2,350,548    2,850,548
    34     1,600,620                                      211,862     211,862     711,862    2,554,300    2,554,300    3,054,300
    35     1,699,467                                      180,304     180,304     680,304    2,779,156    2,779,156    3,279,156
    36     1,803,256                                      145,228     145,228     645,228    3,025,343    3,025,343    3,525,343
    37     1,912,235                                      104,170     104,170     604,170    3,292,714    3,292,714    3,792,714

    38      2,026,663                                  56,503      56,503    556,503   3,583,115   3,583,115   4,083,115
    39      2,146,812                                   4,153       4,153    504,153   3,901,243   3,901,243   4,401,243
    40      2,272,969                                   0 (5)       0 (5)      0 (5)   4,252,119   4,252,119   4,752,119
    41      2,405,433                                                                  4,637,739   4,637,739   5,137,739
    42      2,544,521                                                                  5,050,706   5,050,706   5,550,706
    43      2,690,563                                                                  5,484,149   5,484,149   5,984,149
    44      2,843,907                                                                  5,920,753   5,920,753   6,420,753
    45      3,004,918                                                                  6,321,954   6,321,954   6,821,954

     (1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

     (2)  Assumes net interest of 5% compounded annually.

     (3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.

     (4) Cash Surrender Value for the first two years reflects sales charge limitations imposed by the S.E.C.

     (5) Provided the Death Benefit Guarantee has been in effect, the Policy will have been kept in force until the end of the policy year in which the life insured reached attained age 85, at which time the Death Benefit Guarantee will expire and in the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE NON-SMOKER ISSUE AGE 55 (STANDARD)
                   $500,000 FACE AMOUNT DEATH BENEFIT OPTION 2
                         $17,920 ANNUAL PLANNED PREMIUM
                            ASSUMING MAXIMUM CHARGES


                              0% Hypothetical                    6% Hypothetical                     12% Hypothetical
                          Gross Investment Return            Gross Investment Return              Gross Investment Return
                          -----------------------            -----------------------              -----------------------
End Of    Accumulated   Policy       Cash       Death      Policy       Cash       Death       Policy       Cash         Death
Policy      Premiums     Value    Surrender    Benefit      Value    Surrender    Benefit       Value     Surrender     Benefit
Year (1)       (2)                   Value                               Value                               Value
                                    (3)(4)                              (3)(4)                              (3)(4)
     1         18,816    12,622      4,246     512,622     13,500       5,124     513,500       14,381        6,005      514,381
     2         38,573    24,910     13,971     524,910     27,442      16,503     527,442       30,083       19,144      530,083
     3         59,317    36,547     20,633     536,547     41,511      25,596     541,511       46,895       30,980      546,895
     4         81,099    47,513     31,928     547,513     55,677      40,092     555,677       64,891       49,306      564,891
     5        103,970    57,759     42,520     557,759     69,883      54,644     569,883       84,126       68,887      584,126
     6        127,985    67,239     53,499     567,239     84,069      70,329     584,069      104,660       90,920      604,660
     7        153,200    75,904     65,598     575,904     98,168      87,862     598,168      126,554      116,248      626,554
     8        179,676    83,680     76,809     583,680    112,085     105,214     612,085      149,849      142,978      649,849
     9        207,476    90,478     87,043     590,478    125,705     122,270     625,705      174,573      171,138      674,573
    10        236,666    96,209     96,209     596,209    138,905     138,905     638,905      200,754      200,754      700,754
    11        267,315   101,273    101,273     601,273    152,275     152,275     652,275      229,489      229,489      729,489
    12        299,497   105,144    105,144     605,144    165,092     165,092     665,092      260,030      260,030      760,030
    13        333,287   107,744    107,744     607,744    177,232     177,232     677,232      292,466      292,466      792,466
    14        368,768   109,002    109,002     609,002    188,574     188,574     688,574      326,901      326,901      826,901
    15        406,022   108,817    108,817     608,817    198,958     198,958     698,958      363,416      363,416      863,416
    16        445,139   107,027    107,027     607,027    208,153     208,153     708,153      402,035      402,035      902,035
    17        486,212   103,440    103,440     603,440    215,885     215,885     715,885      442,750      442,750      942,750
    18        529,339    97,801     97,801     597,801    221,797     221,797     721,797      485,480      485,480      985,480
    19        574,622    89,826     89,826     589,826    225,484     225,484     725,484      530,105      530,105    1,030,105
    20        622,169    79,249     79,249     579,249    226,539     226,539     726,539      576,506      576,506    1,076,506
    21        672,093    65,911     65,911     565,911    224,639     224,639     724,639      624,659      624,659    1,124,659
    22        724,514    49,660     49,660     549,660    219,456     219,456     719,456      674,547      674,547    1,174,547
    23        779,556    30,379     30,379     530,379    210,678     210,678     710,678      726,181      726,181    1,226,181
    24        837,350     7,987      7,987     507,987    198,015     198,015     698,015      779,613      779,613    1,279,613
    25        898,033     0 (5)      0 (5)     500,000    181,075     181,075     681,075      834,810      834,810    1,334,810
    26        961,751     0 (5)      0 (5)     500,000    159,309     159,309     659,309      891,588      891,588    1,391,588
    27      1,028,654     0 (5)      0 (5)     500,000    132,038     132,038     632,038      949,637      949,637    1,449,637
    28      1,098,903     0 (5)      0 (5)     500,000     98,425      98,425     598,425    1,008,487    1,008,487    1,508,487
    29      1,172,664     0 (5)      0 (5)     500,000     57,534      57,534     557,534    1,067,550    1,067,550    1,567,550
    30      1,250,113     0 (5)      0 (5)     500,000      8,500       8,500     508,500    1,126,298    1,126,298    1,626,298
    31      1,331,435     0 (5)      0 (5)       0 (5)      0 (5)       0 (5)       0 (5)    1,184,292    1,184,292    1,684,292
    32      1,416,823                                                                        1,241,186    1,241,186    1,741,186
    33      1,506,480                                                                        1,296,657    1,296,657    1,796,657
    34      1,600,620                                                                        1,350,501    1,350,501    1,850,501
    35      1,699,467                                                                        1,402,390    1,402,390    1,902,390
    36      1,803,256                                                                        1,451,856    1,451,856    1,951,856
    37      1,912,235                                                                        1,498,250    1,498,250    1,998,250
    38      2,026,663                                                                        1,540,590    1,540,590    2,040,590

    39      2,146,812                                                               1,577,416    1,577,416   2,077,416
    40      2,272,969                                                               1,605,444    1,605,444   2,105,444
    41      2,405,433                                                               1,618,342    1,618,342   2,118,342
    42      2,544,521                                                               1,603,854    1,603,854   2,103,854
    43      2,690,563                                                               1,537,510    1,537,510   2,037,510
    44      2,843,907                                                               1,370,665    1,370,665   1,870,665
    45      3,004,918                                                               1,006,378    1,006,378   1,506,378

     (1) All values shown are as of the end of the policy year indicated, have been rounded to the nearest dollar, and assume that (a) premiums paid after the initial premium are received on the policy anniversary, (b) no policy loan has been made, (c) no partial withdrawal of the Cash Surrender Value has been made and (d) no premiums have been allocated to the Fixed Account.

     (2)  Assumes net interest of 5% compounded annually.

     (3) Provided the No Lapse Guarantee Cumulative Premium Test has been and continues to be met, the No Lapse Guarantee will keep the Policy in force until the end of the first 5 Policy Years. Provided the Cumulative Premium Test or the Fund Value Test has been and continues to be met, the Death Benefit Guarantee will keep the Policy in force on all policies for the first three years and until age 100 on Policies issued and maintained with a minimum face amount of $250,000 and Death Benefit Option 1; to age 85 on policies issued and maintained with a face amount of at least $250,000 and if Death benefit Option 2 is selected at any time.

     (4) Cash Surrender Value for the first two years reflects sales charge limitations imposed by the S.E.C.

     (5) Provided the Death Benefit Guarantee has been in effect, the Policy will have been kept in force until the end of the policy year in which the life insured reached attained age 85, at which time the Death Benefit Guarantee will expire and in the absence of additional premium payments, the Policy will lapse.

The policy value, cash surrender value and the death benefit will differ if premiums are paid in different amounts or frequencies. It is emphasized that the hypothetical investment returns are illustrative only, and should not be deemed a representation of past or future results. Actual investment returns may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the policyowner, and the investment returns for the funds of Manufacturers Investment Trust. The policy value, cash surrender value and death benefit for a policy would be different from those shown if actual rates of investment return averaged the rate shown above over a period of years, but also fluctuated above or below that average for individual policy years. No representations can be made that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

APPENDIX B

DEFINITIONS

The following terms have the following meanings when used in this Prospectus:

ADDITIONAL RATING -- an addition to the cost of insurance rate for insureds who do not meet at least the underwriting requirements of the standard risk class.

BUSINESS DAY -- any day that the New York Stock Exchange is open for trading. The net asset value of the underlying shares of a sub-account of the Separate Account will be determined at the end of each Business Day.

CASH SURRENDER VALUE -- the Policy Value less the deferred sales charge, the deferred underwriting charge and any outstanding monthly deductions due.

CUMULATIVE PREMIUM TEST -- a test that, if satisfied in the first three policy years and, where applicable, if satisfied in subsequent policy years, will maintain the Death Benefit Guarantee. To satisfy the Cumulative Premium Test, the sum of premiums paid, less withdrawals, and less policy loans, must equal or exceed the sum of Death Benefit Guarantee Premiums since issue as at the beginning of each policy month.

DEATH BENEFIT GUARANTEE -- Manufacturers Life of America's guarantee that the Policy will not go into default even if a combination of policy loans, adverse investment experience or other factors should cause the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a policy month.

DEATH BENEFIT GUARANTEE PREMIUM -- a measure of premium used in determining compliance with the Cumulative Premium Test. The Death Benefit Guarantee Premium as an annual amount is established by the Company based on issue age, sex (unless unisex rates are required by law), risk class, death benefit option, supplementary benefits and additional ratings. The Death Benefit Guarantee Premium, which is set forth in the Policy, will increase, when the policyowner reaches attained age 70, to an amount as specified in the Policy.

EFFECTIVE DATE -- the date that Manufacturers Life of America becomes obligated under the Policy and when the first monthly deductions are taken.

FIXED ACCOUNT -- that part of the Policy Value which reflects the value the policyowner has in the general account of Manufacturers Life of America.

FUND VALUE TEST -- a test which, if satisfied in applicable policy years will maintain the Death Benefit Guarantee feature. To satisfy the Fund Value Test, the Gross Single Premium at the beginning of any applicable policy month must not be greater than the Net Policy Value.

GROSS SINGLE PREMIUM -- the amount of premium needed to endow the Policy to the expiration of the Death Benefit Guarantee assuming 4% interest and current charges.

GUIDELINE ANNUAL PREMIUM -- an amount defined by S.E.C. regulation. It is used to determine maximum sales charges that may be deducted during the first two years following issuance of a Policy.

INITIAL PREMIUM -- at least 1/12 of the Target Premium. The Initial Premium must be received within 60 days after the policy date.

INVESTMENT ACCOUNT -- that part of the Policy Value which reflects the value the policyowner has in one of the sub-accounts of the Separate Account.

ISSUE AGE -- the age on the nearest birthday, at policy date, as shown in the Policy.

LOAN ACCOUNT -- that part of the Policy Value which reflects the value the policyowner has transferred from the Fixed Account or the Investment Accounts as collateral for a policy loan.

MODIFIED POLICY DEBT -- as of any date, the Policy Debt plus the amount of interest to be charged to the next policy anniversary, all discounted from the next policy anniversary to such date at an annual rate of 4%.

MONTHLY DEATH BENEFIT GUARANTEE PREMIUM -- 1/12 of the Death Benefit Guarantee Premium.

MONTHLY NO LAPSE GUARANTEE PREMIUM -- 1/12 of the No Lapse Guarantee Premium.

NET CASH SURRENDER VALUE -- the Cash Surrender Value less Policy Debt.

NET POLICY VALUE -- the Policy Value less the value in the Loan Account.

NET PREMIUM -- amount of premium allocated to the Investment Accounts or Fixed Account. It equals gross premiums less the deduction for state, local and federal taxes.

NO LAPSE GUARANTEE -- Manufacturers Life of America guarantees that the Policy will not go into default even if a combination of Policy loans, adverse investment experience and other factors should cause the Policy's Net Cash Surrender Value to be insufficient to meet the monthly deductions due at the beginning of a policy month. In Illinois this benefit is known as the Minimum Premium Guarantee.

NO LAPSE GUARANTEE CUMULATIVE PREMIUM TEST -- a test that, if satisfied in the No Lapse Guarantee Period, will maintain the No Lapse Guarantee. To satisfy the No Lapse Guarantee Cumulative Premium Test, the sum of premiums paid, less withdrawals, and less Policy loans must equal or exceed the sum of No Lapse Guarantee Premiums since issue as at the beginning of each policy month.

NO LAPSE GUARANTEE PERIOD -- is the first 5 policy years for life insureds with an issue age up to and including 85. It is not offered to life insureds whose Issue Age exceeds 85.

NO LAPSE GUARANTEE PREMIUM -- is a measure of premium used in determining compliance with the No Lapse Guarantee Cumulative Premium Test. The No Lapse Guarantee premium for each policyowner is set forth in the Policy.

PLANNED PREMIUM -- The premium the policyowner plans to pay periodically. Subject to certain requirements of law, the Planned Premium may be changed at any time.

POLICY DATE -- The date from which policy years, policy months and policy anniversaries are determined. Monthly deductions are due on the policy date. If a check for at least the Initial Premium accompanies the application, the policy date is the date the application and check are received at the Service office. If an application accepted by the Company is not accompanied by a check for the Initial Premium, the policy will be issued with a policy date which is 7 days after issuance of the policy.

POLICY DEBT -- as of any date, the aggregate amount of policy loans, including borrowed interest, less any loan repayments.

POLICY VALUE -- the sum of the values in the Loan Account, the Fixed Account and the Investment Accounts.

SELECT LOAN -- A loan on which the differential between the interest credited and the interest charged is currently 0%; provided, however, if at some time in the future it is determined that the current differential could cause the loan to be treated as a taxable distribution under any applicable ruling, regulation or court decision, Manufacturers Life of America has the right to increase the differential on all subsequent Select Loans either (i) to an amount that may be presented in such ruling, regulation or court decision that would result in the transaction being treated as a loan under federal tax law or (ii) if no amount is prescribed, to an amount that Manufacturers Life of America feels would be more likely to result in the transaction being treated as a loan under Federal tax law.

SELECT LOAN AMOUNT -- the amount of any Select Loan.

SERVICE OFFICE -- the office designated to service the Policies, which is shown on the cover page of this prospectus.

SURRENDER CHARGE PERIOD -- the period (set forth in Table 1 under the heading "Charges and Deductions - Surrender Charges" in this prospectus) following issuance of the Policy or any increase in face amount during which surrender charges may be assessed if the Policy is surrendered or lapsed, the face amount is decreased or a partial withdrawal takes place.

TARGET PREMIUM -- a premium amount used to measure the maximum deferred sales charge under a Policy. The Target Premium for the initial face amount is set forth in the Policy. The policyowner will be advised of the Target Premium for any increase in face amount.

WITHDRAWAL TIER AMOUNT -- as of any date, the net Cash Surrender Value at the previous anniversary multiplied by 10%.

APPENDIX C

The maximum deferred sales charge is 50% of premiums received up to a specified number of Target Premiums that varies (from -0.180 to 3.031) with the issue age of the life insured, the face amount of the Policy and the amount of any increase. Beginning after two policy years, that maximum deferred sales charge decreases over time according to a pattern that varies with the issue age of the life insured. In all cases, the deferred sales charge is eliminated entirely by the last month of the 15th policy year. The same pattern applies to sales charges occasioned by face amount increases, with time periods and issue age computed using the date of the increase in face amount rather than the Policy Date.

The following tables show the percentage of the maximum sales charge that would be applicable in the last month of the years shown. The percentages for other months would be derived by interpolation.

If the transaction occurs in the last month of


                                                                   ISSUE AGE
POLICY       ---------------------------------------------------------------------------------------------------------------------
YEAR*          0             1             2             3             4             5             6            7             8
- ------       ------        ------        ------        ------        ------        ------        ------       ------        ------
  1          1.0000        1.0000        1.0000        1.0000        1.0000        1.0000        1.0000       1.0000        1.0000
  2          1.0000        1.0000        1.0000        1.0000        1.0000        1.0000        1.0000       1.0000        1.0000
  3          0.9666        0.9500        0.9642        0.9444        0.9555        0.9811        0.9843       0.9866        0.9885
  4          0.9666        0.9500        0.9285        0.9444        0.9555        0.9622        0.9687       0.9600        0.9655
  5          0.9333        0.9000        0.8928        0.9166        0.9111        0.9433        0.9531       0.9466        0.9540
  6          0.9333        0.9000        0.8928        0.9166        0.9111        0.9433        0.9531       0.9466        0.9540
  7          0.9333        0.9000        0.8928        0.9166        0.9111        0.9433        0.9531       0.9466        0.9540
  8          0.9333        0.9000        0.8928        0.9166        0.9111        0.9433        0.9531       0.9466        0.9540
  9          0.8503        0.8503        0.8503        0.8503        0.8503        0.8503        0.8503       0.8503        0.8503
  10         0.6803        0.6803        0.6803        0.6803        0.6803        0.6803        0.6803       0.6803        0.6803
  11         0.5442        0.5442        0.5442        0.5442        0.5442        0.5442        0.5442       0.5442        0.5442
  12         0.4082        0.4082        0.4082        0.4082        0.4082        0.4082        0.4082       0.4082        0.4082
  13         0.2721        0.2721        0.2721        0.2721        0.2721        0.2721        0.2721       0.2721        0.2721
  14         0.1361        0.1361        0.1361        0.1361        0.1361        0.1361        0.1361       0.1361        0.1361
  15         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000       0.0000        0.0000


                                                     ISSUE AGE
POLICY       ------------------------------------------------------------------------------------------
YEAR*          9             10            11            12            13            14            15
- ------       ------        ------        ------        ------        ------        ------        ------
  1          1.0000        1.0000        1.0000        1.0000        1.0000        1.0000        1.0000
  2          1.0000        1.0000        1.0000        1.0000        1.0000        1.0000        1.0000
  3          0.9861        0.9873        0.9885        0.9895        0.9875        0.9940        0.9898
  4          0.9696        0.9734        0.9765        0.9722        0.9751        0.9831        0.9796
  5          0.9595        0.9646        0.9609        0.9652        0.9689        0.9719        0.9695
  6          0.9595        0.9646        0.9609        0.9652        0.9689        0.9719        0.9695
  7          0.9595        0.9646        0.9609        0.9652        0.9689        0.9719        0.9695
  8          0.9595        0.9646        0.9609        0.9652        0.9689        0.9719        0.9695
  9          0.8503        0.8503        0.8503        0.8503        0.8503        0.8503        0.8503

  10         0.6803        0.6803        0.6803        0.6803        0.6803        0.6803        0.6803
  11         0.5442        0.5442        0.5442        0.5442        0.5442        0.5442        0.5442
  12         0.4082        0.4082        0.4082        0.4082        0.4082        0.4082        0.4082
  13         0.2721        0.2721        0.2721        0.2721        0.2721        0.2721        0.2721
  14         0.1361        0.1361        0.1361        0.1361        0.1361        0.1361        0.1361
  15         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000


                                                                   ISSUE AGE
POLICY       ---------------------------------------------------------------------------------------------------------------------
YEAR*          16            17            18            19            20            21            22           23            24
- ------       ------        ------        ------        ------        ------        ------        ------       ------        ------
  1          1.0000        1.0000        1.0000        1.0000        1.0000        1.0000        1.0000       1.0000        1.0000
  2          1.0000        1.0000        1.0000        1.0000        1.0000        1.0000        1.0000       1.0000        1.0000
  3          0.9912        0.9872        0.9884        0.9842        0.9903        0.9867        0.9878       0.9887        0.9896
  4          0.9788        0.9795        0.9768        0.9789        0.9806        0.9778        0.9796       0.9804        0.9792
  5          0.9718        0.9681        0.9653        0.9631        0.9661        0.9646        0.9674       0.9699        0.9688
  6          0.9667        0.9667        0.9653        0.9631        0.9661        0.9646        0.9674       0.9699        0.9688
  7          0.9333        0.9333        0.9333        0.9333        0.9333        0.9396        0.9396       0.9396        0.9396
  8          0.9000        0.9000        0.9000        0.9000        0.9000        0.9060        0.9060       0.9060        0.9060
  9          0.8333        0.8333        0.8333        0.8333        0.8333        0.8389        0.8389       0.8389        0.8389
  10         0.6667        0.6667        0.6667        0.6667        0.6667        0.6711        0.6711       0.6711        0.6711
  11         0.5333        0.5333        0.5333        0.5333        0.5333        0.5369        0.5369       0.5369        0.5369
  12         0.4000        0.4000        0.4000        0.4000        0.4000        0.4027        0.4027       0.4027        0.4027
  13         0.2667        0.2667        0.2667        0.2667        0.2667        0.2685        0.2685       0.2685        0.2685
  14         0.1330        0.1330        0.1330        0.1330        0.1330        0.1342        0.1342       0.1342        0.1342
  15         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000       0.0000        0.0000


                                                     ISSUE AGE
POLICY       ------------------------------------------------------------------------------------------
YEAR*          25            26            27            28            29            30            31
- ------       ------        ------        ------        ------        ------        ------        ------
  1          1.0000        1.0000        1.0000        1.0000        1.0000        1.0000        1.0000
  2          1.0000        1.0000        1.0000        1.0000        1.0000        1.0000        1.0000
  3          0.9901        0.9885        0.9889        0.9897        0.9887        0.9889        0.9885
  4          0.9803        0.9793        0.9779        0.9770        0.9757        0.9772        0.9771
  5          0.9679        0.9678        0.9678        0.9659        0.9644        0.9650        0.9624
  6          0.9679        0.9678        0.9678        0.9659        0.9644        0.9650        0.9624
  7          0.9396        0.9432        0.9469        0.9507        0.9545        0.9583        0.9622
  8          0.9060        0.9122        0.9184        0.9247        0.9310        0.9375        0.9441
  9          0.8389        0.8446        0.8503        0.8562        0.8621        0.8681        0.8741
  10         0.6711        0.6757        0.6803        0.6849        0.6897        0.6944        0.6993
  11         0.5369        0.5405        0.5442        0.5479        0.5517        0.5556        0.5594
  12         0.4027        0.4054        0.4082        0.4110        0.4138        0.4167        0.4196

  13         0.2685        0.2703        0.2721        0.2740        0.2759        0.2778        0.2797
  14         0.1342        0.1351        0.1361        0.1370        0.1379        0.1389        0.1399
  15         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000


*Months not shown may be calculated by interpolation.
If the transaction occurs in the last month of


                                                                   ISSUE AGE
POLICY       ---------------------------------------------------------------------------------------------------------------------
YEAR*          32            33            34            35            36            37            38           39            40
- ------       ------        ------        ------        ------        ------        ------        ------       ------        ------
  1          1.0000        1.0000        1.0000        1.0000        1.0000        1.0000        1.0000       1.0000        1.0000
  2          1.0000        1.0000        1.0000        1.0000        1.0000        1.0000        1.0000       1.0000        1.0000
  3          0.9878        0.9886        0.9883        0.9888        0.9860        0.9859        0.9868       0.9858        0.9849
  4          0.9741        0.9758        0.9751        0.9739        0.9733        0.9728        0.9725       0.9714        0.9706
  5          0.9634        0.9630        0.9614        0.9602        0.9593        0.9577        0.9573       0.9572        0.9529
  6          0.9634        0.9630        0.9614        0.9602        0.9593        0.9577        0.9573       0.9572        0.9529
  7          0.9634        0.9630        0.9614        0.9602        0.9593        0.9577        0.9573       0.9572        0.9529
  8          0.9507        0.9574        0.9614        0.9602        0.9593        0.9577        0.9573       0.9572        0.9529
  9          0.8803        0.8865        0.8929        0.8993        0.8999        0.9006        0.9012       0.9019        0.9025
  10         0.7042        0.7092        0.7143        0.7194        0.7199        0.7205        0.7210       0.7215        0.7220
  11         0.5634        0.5674        0.5714        0.5755        0.5760        0.5764        0.5768       0.5772        0.5776
  12         0.4225        0.4255        0.4286        0.4317        0.4320        0.4323        0.4326       0.4329        0.4332
  13         0.2817        0.2837        0.2857        0.2878        0.2880        0.2882        0.2884       0.2886        0.2888
  14         0.1408        0.1418        0.1429        0.1439        0.1440        0.1441        0.1442       0.1443        0.1444
  15         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000       0.0000        0.0000


                                                     ISSUE AGE
POLICY       ------------------------------------------------------------------------------------------
YEAR*          41            42            43            44            45            46            47
- ------       ------        ------        ------        ------        ------        ------        ------
  1          1.0000        1.0000        1.0000        1.0000        1.0000        1.0000        1.0000
  2          1.0000        1.0000        1.0000        1.0000        1.0000        1.0000        1.0000
  3          0.9850        0.9828        0.9839        0.9822        0.9833        0.9819        0.9808
  4          0.9692        0.9680        0.9664        0.9651        0.9659        0.9639        0.9627
  5          0.9526        0.9501        0.9496        0.9480        0.9473        0.9446        0.9425
  6          0.9526        0.9501        0.9496        0.9480        0.9473        0.9446        0.9425
  7          0.9526        0.9501        0.9496        0.9480        0.9473        0.9190        0.9176
  8          0.9526        0.9501        0.9496        0.9480        0.9473        0.9117        0.9104
  9          0.9032        0.9038        0.9045        0.9051        0.9058        0.9045        0.9032
  10         0.7225        0.7231        0.7236        0.7241        0.7246        0.7236        0.7225
  11         0.5780        0.5785        0.5789        0.5793        0.5797        0.5789        0.5780
  12         0.4335        0.4338        0.4342        0.4345        0.4348        0.4342        0.4335
  13         0.2890        0.2892        0.2894        0.2896        0.2899        0.2894        0.2890
  14         0.1445        0.1446        0.1447        0.1448        0.1449        0.1447        0.1445
  15         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000

                                                                   ISSUE AGE
POLICY       ---------------------------------------------------------------------------------------------------------------------
YEAR*          48            49            50            51            52            53            54           55            56
- ------       ------        ------        ------        ------        ------        ------        ------       ------        ------
  1          1.0000        1.0000        1.0000        1.0000        1.0000        1.0000        1.0000       1.0000        1.0000
  2          1.0000        1.0000        1.0000        1.0000        1.0000        1.0000        1.0000       1.0000        1.0000
  3          0.9809        0.9796        0.9786        0.9795        0.9779        0.9770        0.9763       0.9761        0.9738
  4          0.9619        0.9598        0.9577        0.9573        0.9563        0.9541        0.9523       0.9512        0.9477
  5          0.9418        0.9385        0.9354        0.9351        0.9330        0.9300        0.9268       0.9250        0.9207
  6          0.9365        0.9251        0.9137        0.9023        0.8910        0.8797        0.8684       0.8571        0.8689
  7          0.9163        0.9150        0.9101        0.8567        0.8032        0.7498        0.6963       0.6429        0.6517
  8          0.9091        0.9078        0.9029        0.8080        0.7132        0.6183        0.5235       0.4286        0.4345
  9          0.9019        0.9006        0.8993        0.7623        0.6253        0.4883        0.3513       0.2143        0.2172
  10         0.7215        0.7205        0.7194        0.5755        0.4316        0.2878        0.1439       0.0000        0.0000
  11         0.5772        0.5764        0.5755        0.4316        0.2876        0.1439        0.0000       0.0000        0.0000
  12         0.4329        0.4323        0.4317        0.2878        0.1439        0.0000        0.0000       0.0000        0.0000
  13         0.2886        0.2882        0.2878        0.1439        0.0000        0.0000        0.0000       0.0000        0.0000
  14         0.1443        0.1441        0.1439        0.0000        0.0000        0.0000        0.0000       0.0000        0.0000
  15         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000       0.0000        0.0000


                                                     ISSUE AGE
POLICY       ------------------------------------------------------------------------------------------
YEAR*          57            58            59            60            61            62            63
- ------       ------        ------        ------        ------        ------        ------        ------
  1          1.0000        1.0000        1.0000        1.0000        1.0000        1.0000        1.0000
  2          1.0000        1.0000        1.0000        1.0000        1.0000        1.0000        1.0000
  3          0.9731        0.9720        0.9707        0.9711        0.9700        0.9690        0.9678
  4          0.9460        0.9441        0.9417        0.9410        0.9389        0.9367        0.9341
  5          0.9192        0.9160        0.9128        0.9109        0.9078        0.9044        0.9006
  6          0.8811        0.8939        0.9071        0.9087        0.9039        0.8986        0.8937
  7          0.6608        0.6704        0.6803        0.6907        0.7015        0.7128        0.7247
  8          0.4406        0.4469        0.4536        0.4605        0.4677        0.4752        0.4831
  9          0.2203        0.2235        0.2268        0.2302        0.2338        0.2376        0.2416
  10         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000
  11         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000
  12         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000
  13         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000
  14         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000
  15         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000

                                                             ISSUE AGE
POLICY        ------------------------------------------------------------------------------------------------------
YEAR*           64            65            66            67            68            69            70          71
- ------        ------        ------        ------        ------        ------        ------        ------      ------
   1          1.0000        1.0000        1.0000        1.0000        1.0000        1.0000        1.0000      1.0000
   2          1.0000        1.0000        1.0000        1.0000        1.0000        1.0000        1.0000      1.0000
   3          0.9650        0.9638        0.9637        0.9612        0.9597        0.9573        0.9572      0.9559
   4          0.9315        0.9277        0.9261        0.9224        0.9196        0.9158        0.9144      0.9129
   5          0.8966        0.8916        0.8874        0.8836        0.8796        0.8745        0.8727      0.8700
   6          0.8872        0.8823        0.8769        0.8719        0.8665        0.8612        0.8582      0.8554
   7          0.7370        0.7500        0.7500        0.7500        0.7500        0.7500        0.7500      0.7500
   8          0.4914        0.5000        0.5000        0.5000        0.5000        0.5000        0.5000      0.5000
   9          0.2457        0.2500        0.2500        0.2500        0.2500        0.2500        0.2500      0.2500
  10          0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000      0.0000
  11          0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000      0.0000
  12          0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000      0.0000
  13          0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000      0.0000
  14          0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000      0.0000
  15          0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000      0.0000


                                                            ISSUE AGE
POLICY       -------------------------------------------------------------------------------------------------------
YEAR*          72            73            74            75            76            77            78           79
- ------       ------        ------        ------        ------        ------        ------        ------       ------
   1         1.0000        1.0000        1.0000        1.0000        1.0000        1.0000        1.0000       1.0000
   2         1.0000        1.0000        1.0000        1.0000        1.0000        1.0000        1.0000       1.0000
   3         0.9555        0.9532        0.9518        0.9504        0.9491        0.9464        0.9436       0.9422
   4         0.9113        0.9078        0.9050        0.9021        0.8982        0.8939        0.8885       0.8856
   5         0.8676        0.8623        0.8581        0.8526        0.8472        0.8404        0.8347       0.8301
   6         0.8520        0.8441        0.8387        0.8317        0.8239        0.8170        0.8099       0.8054
   7         0.7500        0.7500        0.7500        0.7500        0.7500        0.7500        0.7500       0.7500
   8         0.5000        0.5000        0.5000        0.5000        0.5000        0.5000        0.5000       0.5000
   9         0.2500        0.2500        0.2500        0.2500        0.2500        0.2500        0.2500       0.2500
  10         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000       0.0000
  11         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000       0.0000
  12         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000       0.0000
  13         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000       0.0000
  14         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000       0.0000
  15         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000       0.0000



*Months not shown may be calculated by interpolation.

If the transaction occurs in the last month of


                                                             ISSUE AGE
POLICY        ------------------------------------------------------------------------------------------------------
YEAR*           80            81            82            83            84            85            86          87
- ------        ------        ------        ------        ------        ------        ------        ------      ------
   1          1.0000        1.0000        1.0000        1.0000        1.0000        1.0000        1.0000      1.0000
   2          1.0000        1.0000        1.0000        1.0000        1.0000        1.0000        1.0000      1.0000
   3          0.9405        0.9388        0.9375        0.9362        0.9360        0.9345        0.9320      0.9303
   4          0.8824        0.8806        0.8777        0.8762        0.8747        0.8705        0.8663      0.8608
   5          0.8267        0.8235        0.8204        0.8176        0.8145        0.8079        0.8009      0.7899
   6          0.8016        0.7971        0.7940        0.7897        0.7842        0.7749        0.7627      0.7451
   7          0.7500        0.7500        0.7500        0.7500        0.7500        0.7405        0.7232      0.6964
   8          0.5000        0.5000        0.5000        0.5000        0.5000        0.5000        0.5000      0.5000
   9          0.2500        0.2500        0.2500        0.2500        0.2500        0.2500        0.2500      0.2500
  10          0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000      0.0000
  11          0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000      0.0000
  12          0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000      0.0000
  13          0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000      0.0000
  14          0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000      0.0000
  15          0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000      0.0000


                                                            ISSUE AGE
POLICY       -------------------------------------------------------------------------------------------------------
YEAR*          88            89            90            91            92            93            94           95
- ------       ------        ------        ------        ------        ------        ------        ------       ------
   1         1.0000        1.0000        1.0000        0.0000        0.0000        0.0000        0.0000       0.0000
   2         1.0000        1.0000        1.0000        0.0000        0.0000        0.0000        0.0000       0.0000
   3         0.9261        0.9191        0.9115        0.0000        0.0000        0.0000        0.0000       0.0000
   4         0.8510        0.8357        0.8165        0.0000        0.0000        0.0000        0.0000       0.0000
   5         0.7732        0.7483        0.7136        0.0000        0.0000        0.0000        0.0000       0.0000
   6         0.7192        0.6822        0.6308        0.0000        0.0000        0.0000        0.0000       0.0000
   7         0.6597        0.6068        0.5399        0.0000        0.0000        0.0000        0.0000       0.0000
   8         0.5000        0.5000        0.4439        0.0000        0.0000        0.0000        0.0000       0.0000
   9         0.2500        0.2500        0.2500        0.0000        0.0000        0.0000        0.0000       0.0000
  10         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000       0.0000
  11         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000       0.0000
  12         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000       0.0000
  13         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000       0.0000
  14         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000       0.0000
  15         0.0000        0.0000        0.0000        0.0000        0.0000        0.0000        0.0000       0.0000


*Months not shown may be calculated by interpolation.

                                     PART II

                                OTHER INFORMATION

UNDERTAKINGS

(a) Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940.

The Manufacturers Life Insurance Company (U.S.A.) hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

(b)  Rule 484 Undertaking.

Article XII of the Restated Articles of Redomestication of the Company provides as follows:

No director of this Corporation shall be personally liable to the Corporation or its shareholders or policyholders for monetary damages for breach of the director's fiduciary duty, provided that the foregoing shall not eliminate or limit the liability of a director for any of the following:

i) a breach of the director's duty or loyalty to the Corporation or its shareholders or policyholders;

ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;

iii) a violation of Sections 5036, 5276 or 5280 of the Michigan Insurance Code, being MCLA 500.5036, 500.5276 and 500.5280;

iv) a transaction from which the director derived an improper personal benefit; or

v) an act or omission occurring on or before the date of filing of these Articles of Incorporation.

If the Michigan Insurance Code is hereafter amended to authorize the further elimination or limitation of the liability of directors. then the liability of a director of the Corporation, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Michigan Insurance Code as so amended. No amendment or repeal of this
Article XII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of any such amendment or repeal.

Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:
         The facing sheet;
         The Prospectus Supplement, consisting of ___ pages.
         The Prospectus dated May 9, 1999, consisting of ___ pages; Representation pursuant to Section 26 of the Investment Company Act of 1940;
         Rule 484 Undertaking;
         The signatures;
         Written consents of the following persons:

        A.       Ernst & Young LLP - FILED HEREWITH
        B.       Opinion and Consent of Actuary - Incorporated by reference
        C.       Opinion and Consent of James D. Gallagher, Attorney - FILED
                 HEREWITH

The following exhibits are filed as part of this Registration Statement:

1. Copies of all exhibits required by paragraph A of the instructions as to exhibits in Form N-8B-2 are set forth below under designations based on such instructions:

A(1)(a) Resolutions of Board of Directors of The Manufacturers Life Insurance Company of America establishing its Separate Account Three. Incorporated by reference to Exhibit A(1) to the Registration Statement on Form S-6 filed October 29, 1998 (file no. 333-66303).

A(1)(b) Resolutions of Board of Directors of The Manufacturers Life Insurance Company (U.S.A.) regarding Separate Account A. - FILED HEREWITH

A(3)(a)(i)        Distribution Agreement between The Manufacturers Life
                  Insurance Company of America and ManEquity, Inc. dated
                  December 23, 1986. Incorporated by reference to Exhibit
                  A(3)(a)(i) to the Registration Statement on Form S-6 filed
                  October 29, 1998 (file no. 333-66303).

A(3)(a)(ii)       Amendment to Distribution Agreement between The Manufacturers
                  Life Insurance Company of America and ManEquity, Inc. dated
                  May 30, 1992. Incorporated by reference to Exhibit A(3)(a)(ii) to the Registration Statement on Form S-6 filed October 29,
                  1998 (file no. 333-66303).

A(3)(a)(iii)      Amendment to Distribution Agreement between The Manufacturers
                  Life Insurance Company of America and ManEquity, Inc. dated
                  February 23, 1994. Incorporated by reference to Exhibit
                  A(3)(a)(iii) to the Registration Statement on Form S-6 filed
                  October 29, 1998 (file no. 333-66303).

A(3)(b)(i)        Form of broker-dealer agreement. Incorporated by reference to
                  Exhibit 3 (iv) to the Registration Statement on Form N-4 for
                  The Manufacturers Life Insurance Company (U.S.A.) filed
                  October 2, 2001 (file no. 333-70728).

A(5)(a)           Form of Flexible Premium Variable Life Insurance Policy.
                  Incorporated by reference to Exhibit A(5)(a)(i) to Post-Effective Amendment No. 13 to the Registration Statement on Form S-6 filed February 19, 1999 (file no. 33-52310).

A(5)(a)(i)        Endorsement No. 776-1ua to Flexible Premium Variable Life
                  Insurance Policy. Incorporated by reference to Exhibit
                  A(5)(a)(i) to Post-Effective Amendment No. 11 to the
                  Registration Statement on Form S-6 filed April 29, 1997 (file no. 33-52310).

A(5)(a)(ii)       Endorsement No. 770-10ua to Flexible Premium Variable Life
                  Insurance Policy. Incorporated by reference to Exhibit
                  A(5)(a)(ii) to Post-Effective Amendment No. 11 to the
                  Registration Statement on Form S-6 filed April 29, 1997 (file no. 33-52310).

A(6)(a) Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.). Incorporated by reference to Exhibit A(6) to the Registration Statement on Form S-6 filed July 20, 2000 (file no. 333-41814).

A(6)(b)           By-Laws of The Manufacturers Life Insurance Company (U.S.A.).
                  Incorporated by reference to Exhibit A(6)(b) to the Registration Statement on Form S-6 filed July 20, 2000 (file no. 333-41814).

A(8)(a)(i)        Service Agreement between The Manufacturers Life Insurance
                  Company and The Manufacturers Life Insurance Company of
                  America dated June 1, 1988. Incorporated by reference to
                  Exhibit A(8)(a)(i) to Pre-effective Amendment No. 1 to the
                  Registration Statement on Form S-6 filed August 28, 1998 (file no. 333-51293).

A(8)(a)(ii)       Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1992. Incorporated by reference to Exhibit A(8)(a)(ii) to Pre-effective Amendment No. 1 to the
                  Registration Statement on Form S-6 filed August 28, 1998 (file no. 333-51293).

A(8)(a)(iii)      Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated May 31, 1993. Incorporated by reference to Exhibit A(8)(a)(iii) to Pre-effective Amendment No. 1 to the
                  Registration Statement on Form S-6 filed August

                  28, 1998 (file no. 333-51293).

A(8)(a)(iv)       Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated June 30, 1993. Incorporated by reference to Exhibit A(8)(a)(iv) to Pre-effective Amendment No. 1 to the
                  Registration Statement on Form S-6 filed August 28, 1998 (file no. 333-51293).

A(8)(a)(v)        Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1996. Incorporated by reference to Exhibit A(8)(a)(v) to Pre-effective Amendment No. 1 to the
                  Registration Statement on Form S-6 filed August 28, 1998 (file no. 333-51293).

A(8)(a)(vi)       Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated May 31, 1998. Incorporated by reference to Exhibit A(8)(a)(vi) to Pre-effective Amendment No. 1 to the
                  Registration Statement on Form S-6 filed August 28, 1998 (file no. 333-51293).

A(8)(a)(vii)      Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and The Manufacturers Life Insurance Company of America dated December 31, 1998. Incorporated by reference to Exhibit A(8)(a)(vii) to Post-Effective Amendment No. 11 to the Registration Statement on Form N-4 (file no. 33-7018).

A(8)(b) Form of Stoploss Reinsurance Agreement between The Manufacturers Life Insurance Company of America and The Manufacturers Life Insurance Company. Incorporated by reference to Exhibit A(8)(b) to Post-Effective Amendment No. 13 to the Registration Statement on Form S-6 filed February 19, 1999 (file no. 33-52310).

A(8)(c)(i)        Service Agreement between The Manufacturers Life Insurance
                  Company and ManEquity, Inc. dated January 2, 1991.
                  Incorporated by reference to Exhibit A(8)(c)(i) to Pre-effective Amendment No. 1 to the Registration Statement on
                  Form S-6 filed August 28, 1998 (file no. 333-51293).

A(8)(c)(ii)       Amendment to Service Agreement between The Manufacturers Life
                  Insurance Company and ManEquity, Inc. dated March 1, 1994.
                  Incorporated by reference to Exhibit A(8)(c)(ii) to Pre-effective Amendment No. 1 to the Registration Statement on
                  Form S-6 filed August 28, 1998 (file no. 333-51293).

A(8)(d) Form of Assumption Reinsurance Agreement between The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of America - FILED HEREWITH

A(10) Form of Application for Flexible Premium Variable Life Insurance Policy. Incorporated by reference to Exhibit (A)(10) to Post-Effective Amendment No. 7 1 to the Registration Statement on Form S-6 filed April 26, 1996 (file no. 33-52310).

A(10)(a) Form of Application Supplement for Flexible Premium Variable Life Insurance Policy. Incorporated by reference to Exhibit A(10)(a) to Post Effective Amendment No. 9 to the Registration Statement on Form S-6 filed December 23, 1996 (file no. 33-52310).

A(11)             Not Applicable.

2.       Consents of the following:

                  A. Opinion and consent of James D. Gallagher, Esq., Secretary and General Counsel of The Manufacturers Life Insurance Company (U.S.A.) - FILED HEREWITH

                  B. Opinion and consent of Actuary - Incorporated by reference to Exhibit 6 to Post-Effective Amendment No. 24 to the Registration Statement on Form S-6 filed April 27, 1999
                  (file no. 33-52310).

                  C. Consent of Ernst & Young LLP- FILED HEREWITH

3. No financial statements are omitted from the prospectus pursuant to instruction 1(b) or (c) of Part I.

4.       Not applicable.

5. Memorandum Regarding Issuance, Face Amount Increase, Redemption and Transfer Procedures for the Policies. Previously filed as Exhibit 9 to Post Effective Amendment No. 8 on Form S-6 filed December 1, 1996 (File No. 33-52310).

7.       Powers of Attorney

                  (i) (Robert A. Cook, John DesPrez III, Geoffrey Guy, James O'Malley, Rex Schlaybaugh) incorporated by reference to Exhibit 7 to the Registration Statement on Form S-6 for The Manufacturers Life Insurance Company (U.S.A.) filed July 20, 2000 (File No. 333-41814).

                  (ii) (John Ostler) incorporated by reference to Exhibit 15(ii) to the Registration Statement on Form N-4 for The Manufacturers Life Insurance Company (U.S.A.) filed October 2, 2001 (File No. 333-70728).

                  (iii)    (Jim Boyle, John Lyon) incorporated by reference to
                           Exhibit 15 (iii) to the Registration Statement on Form N-4 for The Manufacturers Life Insurance Company (U.S.A.) filed October 2, 2001 (File No. 333-70728).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant and the Depositor and have caused this Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this 1st day of January, 2002.

THE MANUFACTURERS LIFE INSURANCE COMPANY (U.S.A.)
SEPARATE ACCOUNT A
(Registrant)

By:  THE MANUFACTURERS LIFE INSURANCE
     COMPANY (U.S.A.)
     (Depositor)


By:  /s/ John D. DesPrez III
     -------------------------------
     John D. DesPrez III
     President

THE MANUFACTURERS LIFE
INSURANCE COMPANY (U.S.A.)


By:  /s/ John D. DesPrez III
     -------------------------------
     John D. DesPrez III
     President

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 1st day of January, 2002.


Signature                                        Title

/s/ John D. DesPrez III                          Chairman and President
-------------------------------                  (Principal Executive Officer)
John D. DesPrez  III


*                                                Vice President and
-------------------------------                  Chief Financial Officer
John Ostler


*                                                Director
-------------------------------
James Boyle


*
-------------------------------                  Director
Robert A. Cook


*
-------------------------------                  Director
Geoffrey Guy

*
-------------------------------                  Director
James O'Malley

*                                                Director
-------------------------------
John Lyon

*                                                Director
-------------------------------
Rex Schaybaugh, Jr.


*/s/ James D. Gallagher
-------------------------------
JAMES D. GALLAGHER
Pursuant to Power of Attorney

                                  EXHIBIT INDEX



Exhibit No.        Description


A(1)(b) Resolutions of Board of Directors of The Manufacturers Life Insurance Company (U.S.A.)

A(8)(d)            Form of Assumption Reinsurance Agreement

2 A                Opinion and consent of James D. Gallagher, Esq.

2 C                Consent of Ernst & Young LLP